27.8

07023407

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shanghai Jin Jiang Int'l Hotels (Group) Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

FILE NO. 82- 35063

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 5/10/07

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)

stock code : 2006



Annual Report 2006


HEILONGJIANG
JILIN
LIAONING
INNER MONGOLIA
HEBEI
SHANXI
SHANDONG
SHAANXI
HENAN
JIANGSU
HUBEI
ANHUI
ZHEJIANG
HUNAN
JIANGXI
FUJIAN
GUANGXI
GUANGDONG
HAINAN
1 Anqing
2 Beijing
3 Bengbu
4 Changchun
5 Changsha
6 Changshu
7 Changzhou
8 Chendu
9 Chengde
10 Chongqing
11 Dalian
12 Daqing
13 Dongguan
14 Fuzhou
15 Ganzhou
16 Guangyuan
17 Guangzhou
18 Guilin
19 Guiyang
20 Haikou
21 Handan
22 Hangzhou
23 Harbin
24 Hohhot
25 Huai'an
26 Jiangyin
27 Jiaxing
28 Jinan
29 Jingdezhen
30 Jinggangshan
31 Jining
32 Jurong
33 Kunming
34 Kunshan
35 Langfang
36 Lanzhou
37 Liaoyang
38 Nanchang
40 Nanning
41 Nantong
42 Ningbo
43 Qianan
44 Qingdao
45 Quanzhou
46 Rizhao
47 Sanya
48 Shanghai
49 Shaoxing
50 Shenyang
51 Shenzhen
52 Shijiazhua
53 Suzhou
54 Taicang
55 Taiyuan
56 Taizhou
57 Tangshan
58 Tianjin
59 Tonglu
60 Wenzhou
61 Wuhan
62 Wuhu
63 Wujiang
64 Wuxi
65 Xiamen
66 Xian
67 Xining
68 Xuzhou
69 Yancheng
70 Yangzhou
71 Yantai
72 Yiwu
73 Zhangjiag
74 Zhangjiaji
75 Zhengzho
76 Zhenjiang
77 Zhuhai



Landmark Hotels
Luxury Hotels
Commercial Hotels
Budget Hotels
QINGHAI
SICHUAN
YUNNAN


金門大酒店


SHANGHAI JIN JIANG INTERNATIONAL
HOTELS (GROUP) COMPANY LIMITED
HSHKCI

Contents





Corporate Information



Executive Directors

Mr. Yu Minliang *(Chairman)*
Ms. Chen Wenjun
Mr. Yang Weimin *(CEO)*
Mr. Chen Hao
Mr. Yuan Gongyao
Mr. Xu Zurong
Mr. Han Min
Mr. Kang Ming

Non-Executive Director

Mr. Shen Maoxing *(Vice Chairman)*

Independent Non-Executive Directors

Mr. Ji Gang
Mr. Xia Dawei
Mr. Sun Dajian
Mr. Rui Mingjie
Mr. Yang Menghua
Mr. Tu Qiyu
Mr. Shen Chengxiang
Mr. Lee Chung Bo

Supervisors

Mr. Wang Xingze
Mr. Wang Guoxing
Mr. Ma Mingju
Ms. Chen Junjin
Ms. Jiang Ping
Mr. Zhou Qiquan

Joint Company Secretaries

Dr. Yuen Chin Yau, *Phd, FCPA, FCS*
Mr. Kang Ming

Qualified Accountant

Dr. Yuen Chin Yau, *Phd, FCPA, FCS*



Audit Committee

Mr. Xia Dawei *(Chairman)*
Mr. Yang Menghua
Mr. Sun Dajian

Remuneration Committee

Mr. Chen Hao *(Chairman)*
Mr. Ji Gang
Mr. Yang Menghua

Authorised Representatives

Mr. Yang Weimin
Dr. Yuen Chin Yau *Phd, FCPA, FCS*

Alternate to Authorised Representatives

Ms. Chen Junjin

International Auditor

PricewaterhouseCoopers

PRC Auditor

Deloitte Touche Tohmatsu CPA Ltd.

Legal Advisers

As to Hong Kong law & US law:
Baker & McKenzie

As to PRC law:
King and Wood

Chinese name of the Company

上海錦江國際酒店(集團)股份有限公司

English name of the Company

Shanghai Jin Jiang International Hotels (Group) Company Limited

H Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
46 Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Investor and Media Relations Consultant

iPR Ogilvy Limited

Principal Bankers

Industrial and Commercial Bank of China, Shanghai Branch
Bank of China, Shanghai Branch

Legal Address

Room 316–318, No. 24
Yang Xin Dong Road
Shanghai,
the People's Republic of China (the "PRC")

Principal Place of Business in the PRC

13th Floor,
Youyou Yanqiao Building,
No. 489 Pudian Road,
Shanghai, the PRC

Joint Company Secretarial Office

6th Floor,
No. 51 Guangdong Road,
Shanghai, the PRC

Principal Place of Business in Hong Kong

Room 3203, 32nd Floor
Shun Tak Centre, West Tower
200 Connaught Road Central
Hong Kong Special Administrative Region of the PRC
("Hong Kong")

Stock exchange on which H shares of the Company ("H Shares") are listed:

Main board ("Main Board") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")

Abbreviation of H Shares: JINJIANG HOTELS
Stock code: 2006

Website: www.jinjianghotels.com.cn
Tel: (86-21) 6326 4000
Fax: (86-21) 6321 7836

Operational Statistics

	Year 2006	Year 2005
Average Occupancy Rate		
— Landmark Hotels	**76%**	70%
— 5-star Luxury Hotels	**72%**	70%
— 4-star Luxury Hotels	**70%**	69%
— 3-star Commercial Hotels	**73%**	71%
— 2-star Commercial Hotels	**74%**	71%
Jin Jiang Inn Budget Hotels	**74%**	81%
Average room rate (expressed in RMB)		
— Landmark Hotels	**733**	727
— 5-star Luxury Hotels	**1,015**	1,041
— 4-star Luxury Hotels	**627**	631
— 3-star Commercial Hotels	**351**	360
— 2-star Commercial Hotels	**289**	286
Jin Jiang Inn Budget Hotels	**194**	193
RevPAR (expressed in RMB)		
— Landmark Hotels	**560**	511
— 5-star Luxury Hotels	**736**	726
— 4-star Luxury Hotels	**442**	435
— 3-star Commercial Hotels	**256**	256
— 2-star Commercial Hotels	**212**	204
Jin Jiang Inn Budget Hotels	**144**	155

Operational Statistics

In operation (as at 31/12/2006)	Hotels in which the Group held Hotel Interests and managed by the Group		Hotels in which the Group held Hotel Interests, but managed by third parties		Hotels owned by third parties but managed by the Group		Hotels owned by third parties but granted franchises by the Group		Total number of hotels in operation	
	Number	Total Rooms	Number	Total Rooms	Number	Total Rooms	Number	Total Rooms	Number	Total Rooms
Hotel Category										
Landmark Hotels	6	1,619	—	—	—	—	—	—	6	1,619
Luxury Hotels (excluding Landmark Hotels)										
— 5 star hotels	3	2,148	2	974	6	1,797	—	—	11	4,919
— 4 star hotels	7	3,278	2	944	24	5,466	—	—	33	9,688
Subtotal	10	5,426	4	1,918	30	7,263	—	—	44	14,607
Commercial Hotels										
— 3 star hotels	9	2,215	—	—	10	1,904	—	—	19	4,119
— 2 star hotels	3	472	—	—	1	100	—	—	4	572
Subtotal	12	2,687	—	—	11	2,004	—	—	23	4,691
Jin Jiang Inn Budget Hotels	41	6,378	—	—	—	—	50	6,567	91	12,945
Total	69	16,110	4	1,918	41	9,267	50	6,567	164	33,862

Operational Statistics

Under development (as at 31/12/2006)	Hotels in which the Group held Hotel Interests and managed by the Group		Hotels in which the Group held Hotel Interests, but managed by third parties		Hotels owned by third parties but managed by the Group		Hotels owned by third parties but granted franchises by the Group		Total number of hotels under development	
	Number	Total Rooms	Number	Total Rooms	Number	Total Rooms	Number	Total Rooms	Number	Total Rooms
Hotel Category										
Landmark Hotels	—	—	—	—	—	—	—	—	—	—
Luxury Hotels (excluding Landmark Hotels)										
— 5 star hotels	2	650	—	—	12	4,170	—	—	14	4,820
— 4 star hotels	—	—	—	—	9	2,450	—	—	9	2,450
Subtotal	2	650	—	—	21	6,620	—	—	23	7,270
Commercial Hotels										
— 3 star hotels	—	—	—	—	—	—	—	—	—	—
— 2 star hotels	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Jin Jiang Inn Budget Hotels	47	8,213	—	—	—	—	43	4,870	90	13,083
Total	49	8,863	—	—	21	6,620	43	4,870	113	20,353

Corporate Structure

The following diagram sets out the principal subsidiaries, jointly controlled entities and associated companies of the Company as at 31 December 2006:



Public Shareholders
Shanghai Huating Group Company Limited (currently known as "Shanghai Jin Jiang International Investment & Management Company Limited")
Jin Jiang International Holdings Company Limited
100%
30.48%
3.48%
66.04%
The Company
98.61%
Shanghai Jin Jiang International Hotels Group (HK) Co., Ltd.
50.05%
Shanghai Jin Jiang International Hotels Development Company Limited
71.225%
Jin Jiang Inn Company Limited
20%
75%
Kunming Jin Jiang Hotel Co., Ltd.
25%
35%
Beijing Kunlun Hotel Co., Ltd.
12.5%
50%
Wuhan Jin Jiang International Hotel Co., Ltd.
25%
Wuxi Jin Jiang Grand Hotel Co., Ltd.
30%
Chengdu Jinhe Real Estate Co., Ltd.
50%
57%
Shanghai New Garden Hotel
99%
Shanghai New Asia Plaza Great Wall Hotel Co., Ltd.
1%
55%
Shanghai Jiu Long Hotel Co., Ltd.
99%
Jin Jiang Hotel Co., Ltd.
1%
99%
Cypress Hotel Co., Ltd.
1%
99%
Shanghai Jin Jiang Pacific Hotel Co., Ltd.
1%
99%
Shanghai Jin Jiang Park Hotel Co., Ltd.
1%
99%
Y.M.C.A. Hotel Co., Ltd.
1%
99%
Shanghai Rainbow Hotel Co., Ltd.
1%
99%
Shanghai Galaxy Hotel Co., Ltd.
1%
99%
Shanghai Huating Guest House Co., Ltd.
1%
99%
Shanghai Hotel Co., Ltd.
1%
99%
Jinsha Hotel Co., Ltd.
1%
99%
Shanghai Yulan Hotel Co., Ltd.
1%
99%
Shanghai Jin Jiang Da Hua Hotel Co., Ltd.
1%
99%
Shanghai Peace Hotel Co., Ltd.
1%
50%
Shanghai Hua Ting Hotel and Towers Co., Ltd.
80%
Shanghai Jin Jiang International Hotel Investment Co., Ltd.
20%
90%
Jin Jiang International Finance Co., Ltd.
10%
Landmark Hotel
Luxury Hotel
Commercial Hotel
Jin Jiang Inn Budget Hotels
Others



Definitions and Glossary of Technical Terms

"Commercial Hotels"	hotels in which the Group holds Hotel Interests or which are owned by the third parties but managed by the Group, which have obtained or are expected to obtain 3-star or 2-star ratings (excluding Jin Jiang Pacific Hotel, New Asia Hotel and Metropole Hotel which are categorised as Landmark Hotels of the Group and other 3-star and 2-star hotels managed by Jin Jiang Inn), according to the criteria set by the Group
"Company"	Shanghai Jin Jiang International Hotels (Group) Company Limited
"Franchisee(s)"	third parties who have entered into franchise agreement(s) with the Group for the licence to use the Jin Jiang trademark or Jin Jiang Inn trademarks
"Group"	the Company and its subsidiaries or, where the context so requires, in respect of the period prior to the date of incorporation of the Company, those entities and businesses which were contributed to and operated by the Company upon its establishment
"Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are associated companies, jointly controlled entities or subsidiaries of the Company
"Jin Jiang Inn"	Jin Jiang Inn Company Limited
"Jin Jiang Inn Budget Hotels"	budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise, most of which are operating under the trademarks of 锦江之星 and JJ INN
"Landmark Hotels"	Jin Jiang Hotel, Peace Hotel, Park Hotel, Metropole Hotel, New Asia Hotel and Jin Jiang Pacific Hotel
"Luxury Hotels"	hotels in which the Group holds Hotel Interests or which are owned by third parties but managed by the Group which have obtained or are expected to obtain 5-star or 4-star ratings (excluding Jin Jiang Hotel, Peace Hotel and Park Hotel, which are categorised as Landmark Hotels), according to the criteria set by the Group
"Prospectus"	the prospectus issued by the Company on 30 November 2006
"Star-Rating Standard Manual"	the star-rating standard for tourist hotels published by the National Tourism Administration of the PRC
"Substantial Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company



This glossary of technical terms contains explanations of certain terms used in this annual report in connection with the Group and its businesses. These terminologies and their given meanings may not correspond to those standard meanings and usage adopted in the hotel industry.

"ADR"	room revenue divided by rooms in use
"Available Rooms"	number of rooms available of each hotel after deducting Permanent House Use
"F&B Services"	hotel-related food and beverage services
"Occupancy Rate"	rooms in use divided by Available Rooms for a given period
"Permanent House Use"	guestrooms which have been removed from the saleable inventory for a period longer than six months
"RevPAR"	room revenue per Available Room
"Star-rating" or "Star-rated"	number of star conferred by the National Tourism Administration of the PRC to a hotel according to the Star-rating Standard Manual and a Star-rated hotel refers to a hotel with Star-rating conferred as mentioned above
"Total Rooms"	number of hotel rooms available in each hotel



Chairman's Statement

Dear Shareholders:

On behalf of the board (the "Board") of directors (the "Directors") of the Company, I am pleased to present the annual report of the Company for the year ended 31 December 2006.

2006 was a remarkable year in the historical development of the Company. The Company was listed on the Main Board on 15 December 2006 and became the first stock with PRC hotel concept in Hong Kong's capital market. The international placement and Hong Kong public offering achieved outstanding results and was warmly welcomed by international investors. The Hong Kong listing (the "Listing") provides a sound platform for the Group's international development and sets a meaningful milestone in its future development. The stock code of the Company is "2006", which commemorates the historical year 2006.



During year 2006, being a leading hotel operator and management company in the PRC, the Group's hotel service and integrated business model were well-recognised in the PRC. The Group's Star-rated hotel operation, budgeted inns, Star-rated hotel management, restaurants and others achieved stable development and the scale of operations consistently expanded. By the end of the year, there were 277 hotels, or about 54,000 rooms, being in operation or under development, covering 78 cities in 28 provinces, autonomous regions, and municipality cities under the central government of the PRC. The Group successfully built up a huge hotel business network. The Group's scale of room inventory maintains a leading position in Asia. The brands, networks, management systems, and talents recruitment attained new achievements. Core competitive power was reinforced. Corporate governance was consistently improved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Group has built up a complete corporate governance system. Moreover, the shareholders' meetings, the Board, the supervisory committee of the Company ("Supervisory Committee") and the administrative management are operating in a co-ordinated manner and pay sufficient attention to disclosure of information and investors relations.

Both revenue and profit increased in 2006 and the Board proposes to declare a final dividend of RMB2.6 cents per share for the year ended 31 December 2006.

On future business outlook, the Group is facing increased supply of hotels and a challenge caused by keen market competition. The Company will seize the bright future in the vigorous development of tourism industry in the international and domestic markets, and in the growth of business opportunities as a result of international events such as 2008 Beijing Olympic Games and 2010 Shanghai World Exposition, to continually improve operational and managerial quality, explore the investment value of the Group's hotel properties, increase return on capital employed and return to shareholders, and transform the Group into an international hotel group with continuous increase in core competitiveness and sustainable and stable growth.

Taking the opportunity of the Company's first annual report after the Listing, for and on behalf of the Board, I express my sincere gratitude to all shareholders, investors, diligent managers and employees and those people who supported the development of the Company.

Yu Minliang
Chairman of the Board
Shanghai, the PRC
20 April 2007



Directors, Supervisors and Senior Management

Executive Directors

Mr. Yu Minliang (俞敏亮) aged 49, chairman of the Board (the "Chairman") and an executive Director. Mr. Yu obtained a masters degree in economics from Fudan University, and is an economist. He has more than 20 years experience in hotel management and joined the Group in 1984. He was previously a general manager of the Yangtze Hotel Limited, general manager of Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development"), and a general manager of Shanghai New Asia (Group) Company. He was a director of Jin Jiang Hotels Development. Apart from being the chairman, chief executive officer and chairman of the board's executive committee of Jin Jiang International Holding Company Limited ("Jin Jiang International"), Mr. Yu is currently the director and chairman of Jin Jiang Hotels Development and chairman of the Yangtze Hotel Limited.

Ms. Chen Wenjun (陳文君) aged 51, executive Director. Ms. Chen obtained a masters degree in economics from Shanghai University of Finance and Economics. She is also a senior accountant. She has experience in finance management and joined the Group in 1981. Ms. Chen was previously the deputy general manager of Jin Jiang Hotel Co., Ltd., vice-president, director and assistant to the president of Jin Jiang (Group) Company Limited, a director of Jin Jiang Hotels Development and a director of Shanghai Jin Jiang International Industrial Investment Company Limited ("Jin Jiang Investment"). She also held the directorship and the position of financial controller in Jin Jiang International. Apart from being a director and senior vice-president of Jin Jiang International and chairman of Shanghai Huating Group Company Limited ("Huating Group", currently known as "Shanghai Jin Jiang International Investment & Management Company Limited"), Ms. Chen is now the chairman of Jin Jiang Hotel Co., Ltd., chairman of Shanghai Jin Jiang International Hotel Investment Co., Ltd. ("Jin Jiang International Hotel Investment"), chairman of Jin Jiang Inn, chairman of Jin Jiang International Finance Co., Ltd. ("Jin Jiang International Finance") and the chairman of Shanghai Hotel Co., Ltd..

Mr. Yang Weimin (楊衛民) aged 52, executive Director, authorised representative and chief executive officer of the Company ("CEO"). Mr. Yang obtained a masters degree in law from the East China University of Science & Technology and is a senior economist. He has extensive experience in hotel management and joined the Group in 1989. He previously worked as a deputy manager and principal of the training division of Jin Jiang (Group) Company Limited, general manager of Jin Jiang Tower of the Company, vice-president of Jin Jiang (Group) Company Limited,



the general manager of Jin Jiang International Hotel Management Company Limited ("Jin Jiang Hotel Management") and a vice-president of Jin Jiang International. Mr. Yang was the chief executive officer and has been vice chairman of Jin Jiang Hotels Development. He is currently the vice-chairman of Jin Jiang Hotels Development, vice-chairman of Jin Jiang International Hotel Investment, vice-chairman of Jin Jiang Inn, chairman of Shanghai Jin Jiang International Catering Investment Company Limited, chairman of Jian Guo Hotel Co., Ltd. ("Jian Guo Hotel"), chairman of Yunnan Jin Jiang International Management Company Limited, and executive director of Jin Jiang Hotel Management.

Mr. Chen Hao (陳灝)

aged 56, executive Director. Mr. Chen obtained a bachelor's degree in industrial automat from Shanghai Polytechnic University and is an engineer. He has many years of experience in hotel management and joined the Group in 1985. He was previously the chief engineer of the Yangtze Hotel Limited, engineering director of Shanghai New Asia (Group)'s Hotel Management Company, director of engineering of Shanghai New Asia Tomson Hotel, executive manager and acting general manager of Jin Jiang Hotels Development and an assistant to the president of Jin Jiang International. Mr. Chen was a director and executive president of Jin Jiang Hotels Development. He is currently a director and chief executive president of Jin Jiang Hotels Development, the vice chairman of Wenzhou Dynasty Hotel Company Limited, chairman of Shanghai City Restaurant in Holland, director of Jin Jiang International Hotel Investment, chairman of Wuhan Jin Jiang International Hotel Co., Ltd. ("Wuhan Jin Jiang"), director of Jin Jiang Inn, vice chairman of Shanghai Jin Jiang International Catering Investment Company Limited, executive director of Shanghai Jinya Hotel Company Limited, director of Shanghai Jin Jiang Tomson Hotel Company Limited and Jian Guo Hotel, chairman of Shanghai Sofitel Hyland Hotel and chairman of Shanghai Jin Jiang International Hotels Group (HK) Co., Ltd. ("Jin Jiang Hotels (HK)").

Mr. Yuan Gongyao (袁公耀)

aged 57, executive Director and vice-president of the Company, mainly responsible for the financial aspect of the Group. Mr. Yuan is a senior accountant and joined the Group in 2000. Mr. Yuan has many years of experience in finance management. He has held various positions including manager of the financial department of Huating Group, manager of the asset management department of Jin Jiang (Group) Company Limited, deputy general manager of the asset management branch of Jin Jiang (Group) Company Limited, deputy general manager of Jin Jiang International Real Estate Company Limited, deputy operational manager of planning and financial department of Jin Jiang



International. Mr. Yuan is now the executive director of Y.M.C.A. Hotel Co., Ltd., vice chairman of Wuxi Jin Jiang Grand Hotel Co., Ltd., director of Shanghai Hua Ting Hotel and Towers Co., Ltd., executive director of Shanghai Park Hotel Co., Ltd., Shanghai Jin Jiang Pacific Hotel Co., Ltd., chairman of Shanghai Hua Ting Guest House Hotel Co., Ltd., chairman of Shanghai New Garden Hotel and Kunming Jin Jiang Hotel Co., Ltd., director of Jin Jiang Hotels (HK), director of Wuhan Jin Jiang and director of Jin Jiang International Finance.

Mr. Xu Zurong (徐祖榮)

aged 51, executive Director and vice president of the Company. He is a senior economist. He joined the Group in 1981 and was previously the general manager of Cypress Hotel Co., Ltd. ("Cypress Hotel"), general manager of Jin Jiang California Company in the US, as well as manager of integrated operation management division of Jin Jiang (Group) Company Limited. He is now the president of Jin Jiang Inn, and is also a director and the general manager of Jin Jiang International Hotel Investment.

Mr. Han Min (韓敏)

aged 48, executive Director and vice-president of the Company. He holds a masters degree in international law from Fudan University. He joined the Group in 2005 and was a manager of the investment development division of Jin Jiang (Group) Company Limited, a manager of the merger division of Jin Jiang International and a director of Shanghai Jin Jiang International Travel Co., Ltd.

Mr. Kang Ming (康鳴)

aged 35, executive Director. Mr. Kang holds a master degree in Economics from the Shanghai University of Finance and Economics, and is a senior accountant and a council member of Shanghai Society of Finance China. Mr. Kang joined the Group in 1994 and has gained experience in listed companies information disclosure, corporate governance and investor relationship for the past twelve years. He was previously the board secretary of Jin Jiang Hotels Development, the A Shares and B Shares of which are listed on the Shanghai Stock Exchange, and has been awarded with "Nomination of Excellent Secretary" by the Association of Board Secretaries of Shanghai Listed Companies. He is also a joint company secretary of the Company (the "Joint Company Secretary") and the Board secretary.



Directors, Supervisors and Senior Management

Non-Executive Director

Mr. Shen Maoxing (沈懋興)

aged 56, vice-chairman of the Board and a non-executive Director. Mr. Shen holds a masters degree of business administration from Macau University of Science and Technology. He has extensive experience in hotel management and joined the Group in 1995. Mr. Shen was previously the vice president of Huating Group, general manager and chairman of Jin Jiang Hotel Management and president of Jin Jiang (Group) Company Limited. Apart from being a vice chairman, chief operation officer and executive president of Jin Jiang International, chairman of Jin Jiang Investment, chairman of Shanghai Eastern Jin Jiang Hotel Company Limited ("Eastern Jin Jiang"), chairman of Jin Jiang International Group (HK) Co., Ltd. and chairman of Shanghai Jin Jiang Kirin Beverages and Foods Company Limited, he is now the vice chairman of Jin Jiang Hotels Development and the director and chairman of Chengdu Jin He Real Estate Development Co., Ltd.

Independent Non-Executive Directors

Mr. Ji Gang (季崗)

aged 49, independent non-executive Director. Mr. Ji is a senior economist with a masters degree in economics. Mr. Ji was previously an independent director of Jin Jiang Hotels Development from 2003 to 2006, general manager of Shanghai Zhongya Hotel; general manager and chairman of Shanghai Everbright City Company Limited, director of Zhabei District Commercial Committee; and director of Zhabei District Economic Committee. Mr. Ji now acts as the president of SIIC Investment Company Limited in Hong Kong. He was appointed as an independent non-executive Director on 8 April 2006, effective from 20 November 2006.

Mr. Xia Dawei (夏大慰)

aged 53, independent non-executive Director. Mr. Xia is a professor with a masters degree in economics. Mr. Xia was previously a visiting research fellow of the Osaka City University in Japan and held various positions in Shanghai University of Finance and Economics, such as dean of School of International Business Administration and executive vice president. He was also an independent director of Shanghai No. 1 Pharmacy Co., Ltd. Mr Xia currently acts as principal of Shanghai National Accounting Institute. He is presently vice president of China Accounting Society and member of Research Council for Listed Companies of Shanghai Stock Exchange Committee. Mr Xia was appointed by the PRC State-owned Assets Supervision and Administration Commission of the State Council as the external director of Shanghai Baosteel Group Corporation in 2005. He is also holding independent directorships in several listed companies, i.e.



Directors, Supervisors and Senior Management

Shanghai Pudong Development Bank Company Limited, Shanghai First Provision Company Limited, Shanghai Airlines Company Limited and Lianhua Supermarket Company Limited. Furthermore, Mr. Xia is also a member of the audit committee, and chairman of the nomination committee and remuneration committee of Lianhua Supermarket Company Limited. Mr. Xia was appointed as an independent non-executive Director on 8 April 2006, effective from 20 November 2006.

Mr. Sun Dajian (孫大建)

aged 52, independent non-executive Director. Mr. Sun is a senior accountant with a bachelor degree in accounting from Shanghai University of Finance and Economics and is also a PRC certified public accountant. He has undertaken an internship programme with the Hong Kong Institute of Certified Public Accountant by working as auditor in Hong Kong local accountants firm for one year. Mr. Sun has also gained ample accounting experience by working as a manager of Dahua Accountants Firm and a manager of Pricewaterhouse Da Hua. He is now the chief accountant in Shanghai Yaohua Pilkington Glass Co., Ltd., a listed company in the PRC and is mainly responsible for overseeing the internal control and accounting policies of the company and assuming responsibility to the annual audit. The Directors have evaluated Mr. Sun's education, qualification and experience and are satisfied that he has the necessary training and experience to satisfy the requirements of Rule 3.10(2) of the Listing Rules. Mr. Sun was appointed as an independent non-executive Director on 19 November 2006, effective from 20 November 2006.

Mr. Rui Mingjie (芮明杰)

aged 52, independent non-executive Director. Mr. Rui is a professor with a doctorate degree in economics and served as independent director in Shanghai Hainiao Enterprise Development Company Limited and Shanghai Dragon Corporation. Mr. Rui is currently doctorate candidate supervisor and is a professor of the School of Management in Fudan University. Mr. Rui is also the director of the Faculty of Industrial Economics, School of Management at the Fudan University as well as the chairman of the degree committee of the School of Management. Mr. Rui is now independent directorships in a number of PRC listed companies, i.e. Shanghai First Provisions Company Limited, Shanghai Friendship Group Incorporated Company, China Enterprise Company Limited, Shanghai Waigaoqiao Free Trade Zone Development Company Limited and Fiberhome Telecommunication Tech Company Limited in Wuhan. Mr. Rui was appointed as an independent non-executive Director on 8 April 2006, effective from 20 November 2006.



Directors, Supervisors and Senior Management

Mr. Yang Menghua (楊孟華)

aged 62, independent non-executive Director. Mr. Yang was once the deputy director of Shanghai Branch of Bank of Communications and a director of Shanghai New Asia (Group) Company Limited which has become "Jin Jiang Hotels Development" now) from June 1998 to August 2003. He is now the chairman of the supervisory committee of Shanghai Shande Bankcard — Link Information & Service Co., Ltd. and the chairman of the supervisory committee of Shanghai Smart Service Co., Ltd. Mr. Yang was appointed as an independent non-executive Director on 8 April 2006, effective from 20 November 2006.

Mr. Tu Qiyu (屠啟宇)

aged 36, independent non-executive Director. Dr. Tu is an Assistant President and Research Fellow of Shanghai Academy of Social Sciences with specialties of International Economics and Urban Studies. He has taught Economics in Bard College, New York as Fulbright Professor (2001/2002) and was a visiting scholar at Cambridge University, Harvard University, Fondation Nationale des Sciences Politiques, and Hamburg Institute for Economic Research. Professor Tu has won the First-Class Prize from Shanghai Social Sciences Foundation in 2000. Dr. Tu has been named as Young Economist of Year 2003 by Shanghai Youth League. In 2004, he won the First-class Prize for Decision-making Consultation from Shanghai Municipal Government and was awarded with the Excellent Service Prize as Returning Talent from Overseas. Dr. Tu was appointed as an independent non-executive Director on 19 November 2006, effective from 20 November 2006.

Mr. Shen Chengxiang (沈成相)

aged 59, independent non-executive Director. Mr. Shen has obtained a master degree and is a senior economist. He has been actively contributed his efforts to the tourist industry in the PRC. For instance, he is the vice-chairman of China Tourists and Hospitality Association, chairman of Hotels Association of Hainan Tourism Industry Association and deputy general counsel member of China Famous Hotel Organisation. He was awarded as the "Top ten Personnel in the PRC's Hotel Industry" for the year 2005. Mr. Shen is the Chairman of Hainan Huandao Taide Hotel Property Management and the general manager of a hotel in Hainan. He is now the chairman of several hotel companies including Hainan Huandao Hotel Company Limited, Beihai Furama Hotel Company Limited and Beijing Huandao Boya Hotel Company Limited. He was appointed as an independent non-executive Director on 19 November 2006, effective from 20 November 2006.



Directors, Supervisors and Senior Management

Mr. Lee Chung Bo (李松坡)

aged 63, independent non-executive Director. Mr. Lee has attended a number of training programs held by the international hotel groups. He has acquired ample experience in hotel operation and management by holding various posts in different hotel companies and hotels. He has been a food and beverage manager of the Peninsular Group, resident manager of Yangtze New World Hotel, executive vice-president of Gloria International Hotels Ltd. and the vice president in New Asia Hotel Management Company. Mr. Lee was appointed as an independent non-executive Director on 19 November 2006, effective from 20 November 2006.

Supervisors

Mr. Wang Xingze (王行澤)

aged 51, chairman of the Supervisory Committee. Mr. Wang joined the Group in 2003 and he has been a deputy director of the administration office of Shanghai New Asia (Group) Company. He is currently the chairman of the supervisory committee and chairman of Labour Union of Jin Jiang Hotels Development.

Mr. Wang Guoxing (王國興)

aged 43, supervisor of the Company (the "Supervisor"). Mr. Wang obtained a masters degree in economics from Shanghai University of Finance and Economies and is a senior accountant. Mr. Wang joined the Group in 1992. He was previously a lecturer of the School of Finance of Shanghai University of Finance and Economics and board secretary of Jin Jiang Hotels Development, board secretary and deputy financial controller of Shanghai New Asia (Group) Company (which is the predecessor of the Company), deputy financial controller of Jin Jiang International. He is currently secretary-general of the executive committee of the board (vice president) of Jin Jiang International, vice chairman of Jin Jiang International Hotel Investment and also a director of Jin Jiang Inn.



Directors, Supervisors and Senior Management

Mr. Ma Mingju (馬名駒)

aged 45, Supervisor. Mr. Ma holds an MBA degree from the Asia International Open University (Macau) and is a senior accountant. He joined the Group in 2005 and was a manager of the planning and finance division of Jin Jiang International. Mr. Ma currently acts as a vice-president, manager of planning and finance division and general manager of finance business division of Jin Jiang International, a director of Beijing Kunlun Hotel Co., Ltd. ("Kunlun Hotel Company"), Jin Jiang International Hotel Investment and Jin Jiang Inn, and a director of Jin Jiang International Finance.

Ms. Chen Junjin (陳君瑾)

aged 45, Supervisor. Ms. Chen obtained a post-secondary diploma in accounting and finance from Shanghai Tourism College and is an accountant. Ms Chen joined the Group in 1981 and was previously the accountant of finance department of Cypress Hotel; person in charge of finance department of Jin Jiang (Group) Company Limited; deputy finance controller of Jin Jiang Hotel Management. Ms Chen is now the person-in-charge of finance department and the general manager of Jin Jiang Hotels (HK).

Ms. Jiang Ping (蔣平)

aged 48, Supervisor. Ms. Jiang obtained a degree in executive master in business administration from Northwestern Polytechnic University in the US and is an economist. Ms Jiang joined the Group in 1999 and was a deputy director of general office and manager of business department of Shanghai Lujiazui Finance and Trade Zone Development Company; as well as general manager of Shanghai Luijiazui Investment and Development Company. Ms Jiang now serves as a deputy general manager of Shanghai Luijiazui Finance and Trade Zone Development Company Limited.

Mr. Zhou Qiquan (周啟全)

aged 55, Supervisor. Mr. Zhou graduated from Shanghai College of Finance & Economics (now known as Shanghai University of Finance & Economics) with a post-secondary diploma in finance & credit and is an accountant. Mr. Zhou joined the Group in 2003. He was previously the person-in-charge of the finance department of Shanghai Luwan Residential Corporation; and section head, deputy manager of planning and the finance department of Shanghai Minhang United Development Company Limited. Mr. Zhou currently serves as a manager of planning and finance department of Shanghai Minhang United Development Company Limited.



Directors, Supervisors and Senior Management

Joint Company Secretaries

Dr. Yuen Chin Yau (袁阡佑)

aged 41, Joint Company Secretary. Dr. Yuen graduated from Fudan University with a doctorate degree in economics and also obtained a MBA degree at the Brunel University, and is currently a fellow of The Chartered Institute of Management Accountants (U.K.), a fellow of the Hong Kong Institute of Certified Public Accountants, a fellow of The Association of Chartered Certified Accountants (U.K.), a fellow of The Institute of Chartered Secretaries and Administrators (U.K.), a fellow of Hong Kong Institute of Chartered Secretaries and a fellow of Queensland Academy of Arts and Sciences. Dr. Yuen was conferred a rose award from the People's Government of Shenyang in 1999. Dr. Yuen has 15 years of experience in company secretarial procedures, accounting and financial management and worked for Shangri-La and Marriott Groups' hotels in China. Dr. Yuen joined the Group in April 2006.

Mr. Kang Ming (康鳴)

Joint Company Secretary. Please refer to his biography under the section headed "Executive Directors" in this section.



Directors, Supervisors and Senior Management

Qualified Accountant

Dr. Yuen Chin Yau (袁阡佑) has been appointed as the Company's qualified accountant with effect from April 2006 and works on a full-time basis for the Company. Dr. Yuen's biographical details are set out above and he is also a Joint Company Secretary.

Senior Management

Mr. Yang Weimin (楊衛民) is an executive Director, CEO and authorized representative of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Xu Zurong (徐祖榮) is an executive Director and vice president of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Yuan Gongyao (袁公耀) is an executive Director and vice president of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Han Min (韓敏) is an executive Director and vice-president of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Kang Ming (康鳴) is an executive Director and the Board secretary and also the Joint Company Secretary. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Dr. Yuen Chin Yau (袁阡佑) is the qualified accountant, authorised representative of the Company and Joint Company Secretary. Please refer to his biography under the section headed "Joint Company Secretaries" in this section.

Report of the Directors

The Directors have pleasure in presenting their report together with audited consolidated financial statements of the Group for the year ended 31 December 2006.

The Listing

The Company was converted into a joint stock company with limited liability on 11 January 2006 with Jin Jiang International and Shanghai Jin Jiang International Investment & Management Company Limited (formerly known as "Huating Group") as its promoters. The Company issued 3,300,000,000 domestic shares to the promoters upon the conversion. On 15 December 2006, the H Shares were successfully listed on the Main Board. Under the global offering, the Company in total issued 1,265,000,000 H Shares at a cash consideration of HK$2.2 per share.

Principal Activities

The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. This structure enables the Group to enjoy economies of scale and scope as well as providing the Group with a platform to increase its market presence.

Operational Review

Management discussion and analysis on operation are set out on pages 42 to 51 of this report.

Financial Review

The results of the Group for the year ended 31 December 2006 are set in the consolidated income statement on page 60 of this report. Management discussion and analysis on financial information are set out on pages 45 to 49 of this report. A financial summary of the Group for the years ended 31 December 2003, 2004, 2005 and 2006 is set out on page 52 of this report.

Share Capital

The number of shares in each class of shares of the Company as at 31 December 2006 is set out as follows:

Class of shares	**Number of shares in issue** ('000)	Percentage
Domestic shares	3,173,500	69.52
Including:		
Jin Jiang International	3,014,825	66.04
Shanghai Jin Jiang International Investment & Management Company Limited (formerly known as "Huating Group")	158,675	3.48
H shares	1,391,500	30.48
Total	4,565,000	100.00

Report of the Directors

Use of Proceeds from the Company's Initial Public Offering

The Company was successfully listed on the Main Board on 15 December 2006 and raised a net amount (after issuing expenses) of approximately RMB2,676.1 million under the global offering.

According to the plan described in the Prospectus, the proceeds were or will be applied as follows:

- In March 2007, approximately HK$1,091.6 million (approximately RMB1,098.2 million) was injected into Jin Jiang International Hotel Investment pursuant to a capital increase arrangement between the Company and Jin Jiang Hotels Development on a pro rata basis, for the development and expansion of the Jin Jiang Inn Budget Hotels network *(Note)*.

- Approximately HK$703.9 million (approximately RMB725.0 million) is to be used for the refurbishment of the Landmark Hotels and Luxury Hotels. Please refer to the section headed "Projects under Developments, Acquisition and Redeployment of Assets" on pages 49 to 50 of this annual report. Apart from Peace Hotel and Jin Jiang Tower, the Company also has planned to refurbish Jin Jiang Hotel, Rainbow Hotel and Cypress Hotel, etc.

- Approximately HK$802.5 million (approximately RMB852.9 million) has been planned for the repayment of a portion of the Group's bank borrowings. As at the date of this report, RMB800.0 million was used for such repayment.

Note: Jin Jiang International Hotel Investment's cash balance as at 31 March 2007 amounted to RMB963,260,000, including the balance of proceeds from the share issue amounting to RMB899,280,000, with a deposit interest rate of 1.44% per annum. The balance of bank borrowings amounted to RMB340,000,000, subject to an loan interest rate of 5.832% per annum. Such borrowings had been applied for the development and expansion of Jin Jiang Inn Budget Hotels network.

In view of a spread of 4.392% between the deposit interest rate and loan interest rate, Jin Jiang International Hotel Investment intends to utilise a portion of the share issue proceeds to make an advanced loan repayment of RMB340,000,000, being RMB158.6 million from external financial institutions and RMB181.4 million from internal finance company, with a view to saving funding costs and maximizing shareholders' interest. Jin Jiang International Hotel Investment will raise RMB340,000,000 through re-financing for the expansion of the Jin Jiang Inn Budget Hotel network after the balance of its share issue proceeds has been fully utilized.

As at 31 December 2006, about of RMB53.9 million out of the proceeds from the issue of shares had been applied to the development and expansion of the Jin Jiang Inn Budget Hotels network. Besides, about RMB1.98 million had been spent on the renovation and upgrade of Jin Jiang Tower.

Independent Non-Executive Directors

Pursuant to the Listing Rules, each independent non-executive Director of the Company has re-affirmed his independence with the Company. Based on their confirmation, the Company considered that they are independent.

Dividends

A final dividend in respect of the year ended 31 December 2006 of RMB2.6 cents per share, amounting to a total dividend of RMB118,690,000 is proposed by the Board at the Board meeting held on 20 April 2007. Subject to the approval by shareholders of the Company in the forthcoming annual general meeting, the proposed dividend will be payable on or about 29 June 2007 to shareholders whose names appear on the register of members on 16 May 2007. The register of members of the Company will be closed from 16 May 2007 to 14 June 2007, both days inclusive.

The Board does not foresee that any shareholder would agree to waive future dividends.

Purchase, Redemption or Sale of Listed Securities

During the financial year of 2006, neither the Company nor any of its subsidiaries had purchased, redeemed or sold any of its listed securities.

Report of the Directors

Principal Subsidiaries

The details of the principal subsidiaries of the Company are set out on pages 131 to 133.

Reserves

The Company has a Group reserve of RMB1,576.3 million as at 31 December 2006, of which RMB138.2 million was retained earnings that is set out in Note 21 to the Consolidated Financial Statements on page 104.

Distributable Reserves

According to the articles of association of the Company (the "Articles of Association"), distributable reserves are based on the profits of the Company prepared according to the PRC Accounting Standards and the Hong Kong Financial Reporting Standards ("HKFRS"), whichever is the lower.

According to the PRC Company Law, after transferring appropriate amount into the statutory surplus reserve fund, profit after tax can be distributed as dividend.

As at 31 December 2006, in accordance with the PRC Accounting Standards, relevant Laws of the PRC and the articles of association, the distributable reserves of the Company amounted to RMB289.1 million, in which about RMB118.7 million was proposed to be the final dividend of the year.

Donations

For the year ended 31 December 2006, the Group made charitable and other donations in a total amount of HK$1.0 million.

Fixed Assets

The Group held equity interests in 122 hotels as at 31 December 2006. Properties of the Group have already been revalued by American Appraisal China Limited during initial public offering in December 2006 but were nevertheless stated at historical cost less accumulated depreciation and accumulated impairment losses, if any, in the balance sheet.

Borrowings

The details of short and long term borrowings are set out in Note 23 to the Consolidated Financial Statements on pages 108 to 111.

Major Customers and Suppliers

The Group's customers mainly comprise Franchisees, travel agencies, corporate customers and guests at its hotels. For the year ended 31 December 2006, the Group's five largest customers in aggregate accounted for less than 30% of the Group's total sales. Pursuant to the Group's franchise agreements with its Franchisees, no credit term is granted to the Franchisee and the Group's Franchisee is required to pay the continuing franchise fee on or before the 10th day of every month. The Franchisee is obliged to pay a certain percentage of the amount payable in case of a default in payment.

The Group's suppliers mainly comprise vendors who supply the Group's hotel operations with hotel supplies such as food and beverages, as well as bath products. For the year ended 31 December 2006, the Group's five largest suppliers in aggregate accounted for less than 30% of the Group's total purchases. Generally, the credit term provided by the Group's suppliers is about two to six months.

None of the Directors, their associates or any shareholder (who to the knowledge of the Directors own more than 5% of the Company's issued share capital) had an interest in the major suppliers or customers noted above.

Report of the Directors

Connected Transactions

The Stock Exchange has granted a waiver (the **"Waiver"**) to the Company for a period of three years ending on 31 December 2008 from strict compliance with the requirements of disclosure by way of press notices (in respect of the continuing connected transactions as set out on pages 176, 177 and 183 of the Prospectus as stipulated in Chapter 14A of the Listing Rules in connection with those continuing connected transactions.

The following table sets out the relevant annual caps granted by the Stock Exchange and the actual annual figures for the year ended 31 December 2006 in relation to those continuing connected transactions under the Waiver. Terms used in the following tables shall have the same meanings as defined in the Prospectus, unless the context requires otherwise.

Title	**Products and Services providers**	**Type of Products and Services**	**Annual Cap** RMB million	**Actual figure for the year ended 31 December 2006** RMB million
Expenditure item:				
1) Properties leased to the Group	Jin Jiang International and certain of its associates	Lease of certain properties	9	5.9
2) Master Food and Beverage Services and Provision of Food Agreement	By Jin Jiang International and its subsidiaries and associates to the Group	• provision of food; • provision of food and beverage services; and • other related or ancillary goods and services.	35	28.3
Revenue item:				
2) Master Provision of Hotel Rooms Agreement	By the Group to Jin Jiang International and its subsidiaries and associates	• provision of hotel rooms; and • other related or ancillary goods and services.	43	31.8

The independent non-executive Directors, Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo, have reviewed the above continuing connected transactions and confirm that these transactions have been entered into:

(1) in the ordinary and usual course of business of the Company;

(2) on normal commercial terms or on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The international auditor of the Company has performed certain agreed-upon procedures on such transactions and has provided a letter to the Directors stating that:

1. the transactions had been approved by the Directors;
2. the pricing of the transactions involving provisions of services by the Group was in accordance with the pricing policies of the Group, based on the samples of transactions selected and checked by the auditor;
3. the transactions were entered into in accordance with the relevant agreements governing such transactions, based on the samples of transactions selected and checked by the auditor; and
4. such transactions did not exceed the relevant annual caps as disclosed in the Prospectus.

Directors, Supervisors and Senior Management

Biographical details of the Directors, Supervisors and Senior Management as at 31 December 2006 are set out on pages 12 to 21.

Interests in Shares of Directors, Chief Executive and Supervisors

As at 31 December 2006, none of the Directors, chief executive of the Company or Supervisors had any interest or short positions in the shares, underlying shares or debentures of the Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "**SFO**") (including interests and short positions which he or she is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code)", which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors.

Report of the Directors

Interests in Shares or Underlying Shares or Debentures of Associated Corporations

As at 31 December 2006, three Directors, namely Mr. Xu Zurong, Mr. Yang Weimin and Mr. Chen Hao held the following equity interests in Jin Jiang Inn:

Name	Equity interest in Jin Jiang Inn	Nature of interests	Capacity	Percentage in total registered capital of Jin Jiang Inn
Xu Zurong	2,594,600 *(Note 1)*	Long Position	Beneficial owner	1.4438% *(Note 1)*
	2,594,600 *(Note 2)*	Short Position	Beneficial owner	1.4438% *(Note 2)*
Yang Weimin	1,729,730 *(Note 1)*	Long Position	Beneficial owner	0.9625% *(Note 1)*
	1,729,730 *(Note 2)*	Short Position	Beneficial owner	0.9625% *(Note 2)*
Chen Hao	1,729,730 *(Note 1)*	Long Position	Beneficial owner	0.9625% *(Note 1)*
	1,729,730 *(Note 2)*	Short Position	Beneficial owner	0.9625% *(Note 2)*

Notes:

1. These figures represent the respective equity interest in Jin Jiang Inn of these Directors. In addition, under the Jin Jiang Inn Shareholders' Agreement (as defined in the Prospectus), in the event new equity interest is issued by Jin Jiang Inn, each of theses Directors has been granted pre-emptive rights over such new equity interest in proportion to his respective equity interest in Jin Jiang Inn. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

2. Under the Jin Jiang Inn Shareholder's Agreement, each of these Directors has granted to (a) the Company rights of first refusal to purchase his respective equity interest in Jin Jiang Inn if he intends to transfer his said equity interest; and (b) the Company (or a third party designated by the Company) buy back rights to purchase his equity interest in Jin Jiang Inn after the occurrence of certain events. Under the articles of association of Jin Jiang Inn, the Company and Jin Jiang Hotels Development have also been granted certain rights of first refusal over the equity interests held by these Directors in Jin Jiang Inn if they intend to transfer their said respective equity interests. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

As at 31 December 2006, Mr. Yu Minliang, the Chairman and executive Director, held the following number of shares in Jin Jiang Hotels Development:

Name	No. of shares held in Jin Jiang Hotels Development	Nature of interests	Capacity	Percentage in total share capital of Jin Jiang Hotels Development
Yu Minliang	14,305	Long Position	Beneficial owner	0.0024%

Save as disclosed above, as at 31 December 2006, none of the Directors, chief executive of the Company or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, chief executive of the Company and Supervisors were taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Substantial Shareholders' Interests

(a) Substantial shareholders' interest in shares or underlying shares of the Company

As at 31 December 2006, so far as was known to the Directors, the following persons (other than a Director, chief executive of the Company or Supervisor) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Jin Jiang International	Domestic shares	3,173,500,000	Beneficial owner and controlled corporation *(Note 1)*	100%	69.52%
全國社會保障基金理事會	H shares	110,156,000	Beneficial owner	7.92%	2.41%
JJ Co-Invest Holdings Limited	H shares	106,170,000	Beneficial owner *(Note 2)*	7.63%	2.33%
Hotel JJ Holdings Limited	H shares	106,170,000	Controlled corporation *(Note 2)*	7.63%	2.33%
SCG Hotel Management, L.L.C.	H shares	106,170,000	Controlled corporation *(Note 2)*	7.63%	2.33%
Starwood Capital Group Global, L.L.C.	H shares	106,170,000	Controlled corporation *(Note 2)*	7.63%	2.33%
Barry S. Sternlicht	H shares	106,170,000	Controlled corporation *(Note 2)*	7.63%	2.33%
中央滙金投資有限責任公司 (Central SAFE Investments Limited) ("CSIL")	H shares	70,780,000	Controlled corporation *(Note 3)*	5.09%	1.55%
Li Kwok Po, David	H shares	70,780,000	Controlled corporation	5.09%	1.55%
South Valley Holdings Limited	H shares	70,780,000	Beneficial owner	5.09%	1.55%

Notes:

(1) According to the form filed by Jin Jiang International, 3,014,825,000 domestic shares are beneficially held by it and 158,675,000 domestic shares are held through a controlled corporation.

(2) The Company has been informed that: (i) JJ Co-Invest Holdings Limited is ultimately 100% owned by investment funds, which are controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht; (ii) JJ Co-Invest Holdings Limited is a non wholly owned subsidiary of Hotel JJ Holdings Limited, which is owned by certain of such Starwood Capital investment funds of which SCG Hotel Management, L.L.C. is general partner; and (iii) SCG Hotel Management, L.L.C. is controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht.

(3) According to the form filed by CSIL, these H Shares are directly held by Will Rich Investments Ltd.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2006, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

(b) Substantial Shareholders' interests in shares/underlying shares of other members of the Group

As at 31 December 2006, so far as the Directors are aware, each of the following persons, not being a Director, chief executive of the Company or Supervisor, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

	Name of subsidiary	Name of shareholder	Percentage of shareholding
1	上海錦花旅館有限公司 (Shanghai Jinhua Hotel Co., Ltd.)	上海花木經濟發展總公司 (Shanghai Huamu Economic Development Company Limited)	20%
2	揚州錦揚旅館有限公司 (Yangzhou Jinyang Hotel Co., Ltd.)	揚州市雙橋鄉農工商總公司 (Yangzhou Shuangqiao Town NGS Co., Ltd.)	25%
3	上海錦海旅館有限公司 (Shanghai Jinhai Hotel Co., Ltd)	閔行區商業建設公司 (Minhang Commercial Construction Co., Ltd.)	30%
4	蘇州新區錦獅旅館有限公司 (Suzhou New Area Jinshi Hotel Co., Ltd.)	蘇州新區獅山農工商總公司 (Suzhou Shishan Industry & Commercial Co., Ltd.)	40%
5	南京錦綉旅館有限公司 (Nanjing Jinxu Hotel Co., Ltd.)	上海浦東新區合慶綉品服裝（集團）有限公司 (Shanghai Pudong Heqing Embroidery Clothing (Group) Co., Ltd.)	40%
6	上海新苑賓館 (Shanghai New Garden Hotel)	上海鑫達實業總公司 (Shanghai Xinda Industrial Co., Ltd.)	43%
7	上海海侖賓館有限公司 (Sofitel Hyland Shanghai)	上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.)	33.33%
8	上海建國賓館 (Jian Guo Hotel)	上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.)	35%
9	上海錦江飯店發展有限公司 (Shanghai Jin Jiang Hotels Development Co., Ltd.)	上海錦江飯店實業有限公司 (Shanghai Jin Jiang Hotel Industries Company Limited)	10%
10	北京錦江北方物業管理有限公司 (Beijing Jin Jiang Northern Property Management Company Limited)	北京市崑崙經貿公司 (Beijing Kun Lun Economy & Trade Company Limited)	20%
11	澳大利亞新亞大包快餐（連鎖）有限公司 (New Asia Chains of Snack (Australia) PTY. Ltd.)	英華進出口有限公司 (Ying Hua Import & Export Pty Limited)	45%
12	上海錦江同樂餐飲管理有限公司 (Shanghai Jin Jiang Tung Lok Catering Management Inc.)	新加坡同樂（中國）控股有限公司 (Tung Lok (China) Holdings Pte. Ltd)	49%
13	上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited)	上海綠地商業（集團）有限公司 (Shanghai Greenland Business Group Co., Ltd.)	45%

Save as disclosed above and so far as the Directors are aware, as at 31 December 2006, no other person, not being a Director, chief executive of the Company or a Supervisor, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Directors' and Supervisors' Interests in Contracts

No contracts of significance (as defined in Appendix 16 to the Listing Rules) in which a Director or a Supervisor is or was materially interested, directly or indirectly, subsisted at the end of the year or at any time during year 2006.

No contracts of significance in relation to the Company's business in which the Company, its subsidiary, its holding company or a subsidiary of its holding company was a party and in which a Director or a Supervisor is or was materially interested, directly or indirectly, subsisted at the end of year 2006 or at any time during year 2006.

No contracts or proposed contracts with the Company in which a Director or a Supervisor is or was materially interested in any way, directly or indirectly, subsisted at the end of the year or at any time during year 2006.

Directors' and Supervisors' Service Contracts

Each of the Directors and Supervisors has entered into a service contract with the Company for a term expiring upon the conclusion of the annual general meeting of the Company to be held in 2009.

Commencement dates of the term of the non-executive Director and each independent non-executive Director are as follows.

Name	Title	Commencement Date
Mr. Shen Maoxing	Non-executive Director	1 January 2006
Mr. Ji Gang	Independent non-executive Director	20 November 2006
Mr. Xia Dawei	Independent non-executive Director	20 November 2006
Mr. Sun Dajian	Independent non-executive Director	20 November 2006
Mr. Rui Mingjie	Independent non-executive Director	20 November 2006
Mr. Yang Menghua	Independent non-executive Director	20 November 2006
Mr. Tu Qiyu	Independent non-executive Director	20 November 2006
Mr. Shen Chengxiang	Independent non-executive Director	20 November 2006
Mr. Lee Chung Bo	Independent non-executive Director	20 November 2006

The Company did not enter into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) with any Director or Supervisor.

Emolument Policy of the Group

The emolument for the Group's staff is comprised of basic salary, social security contribution and discretionary bonus, which is based on the performance of the Group.

The compensation of Directors and Supervisors, and the five highest paid individuals and information regarding pension scheme have been stated in Note 27 to the Consolidated Financial Statements from pages 113 to 116. The Group has adopted the social security system of the PRC government that comprises retirement fund, housing fund and medical insurance. On retirement funds, the employer contribution and employee contribution in Shanghai is currently 22.5% and 7% respectively.

The Company shall determine the remuneration of the Directors on the basis of their qualifications, experience and contributions.

Report of the Directors

Executive Directors, Non-Executive Director, Independent Non-Executive Directors, Supervisors

Directors and Supervisors as at 31 December 2006 were as follows:

Executive Directors

Mr. Yu Minliang *(Chairman)*

Ms. Chen Wenjun

Mr. Yang Weimin *(CEO)*

Mr. Chen Hao

Mr. Yuan Gongyao

Mr. Xu Zurong

Mr. Han Min

Mr. Kang Ming

Non-Executive Director

Mr. Shen Maoxing *(Vice Chairman)*

Independent Non-Executive Directors

Mr. Ji Gang

Mr. Xia Dawei

Mr. Sun Dajian

Mr. Rui Mingjie

Mr. Yang Menghua

Mr. Tu Qiyu

Mr. Shen Chengxiang

Mr. Lee Chung Bo

Supervisors

Mr. Wang Xingze

Mr. Wang Guoxing

Mr. Ma Mingju

Ms. Chen Junjin

Ms. Jiang Ping

Mr. Zhou Qiquan

Detailed biographies of the Directors and the Supervisors are set out on pages 12 to 19.

Pension Schemes

In accordance with relevant PRC laws and regulations, full time employees of the Group are enrolled in various defined contribution pension schemes established by relevant provincial or municipal governments. During 2006, the Group and its employees made contributions to the plans at a certain percentage of the wages of the employees in accordance with the aforesaid pension schemes.

Audit Committee

The Company has established an audit committee, the principal duty of which to review the financial controls, internal controls and risk management system of the Company. The audit committee comprises three independent non-executive Directors, namely, Mr. Xia Dawei (chairman), Mr. Sun Dajian and Mr. Yang Menghua.

Report of the Directors

Remuneration Committee

The Company has established a remuneration committee, the principal duty of which is to make recommendations to the Board in respect of the remuneration policy and structure formulated by the Company for the Directors and the senior management. The remuneration committee comprises a chairman, Mr. Chen Hao, and two independent non-executive Directors, Mr. Ji Gang, and Mr. Yang Menghua.

Public Float

At least 25% of the Company's total issued share capital was held by the public as at the latest practicable date prior to the issue of this report, based on information available to the Company and within the knowledge of the Directors.

Non-Executive Director

There is only one non-executive Director, who is Mr. Shen Maoxing and his biography is stated in the section under 'Directors, Supervisors and Senior Management' of this annual report. Apart from being a vice chairman, chief operation officer and executive president of Jin Jiang International, chairman of Jin Jiang Investment, vice chairman of Eastern Jin Jiang, chairman of Jin Jiang International Group (HK) Co., Ltd. and chairman of Shanghai Jin Jiang Kirin Beverages and Foods Company Limited, he is now the vice chairman of Jin Jiang Hotels Development and the director and chairman of Chengdu Jin He Real Estate Development Co., Ltd.

Independence Confirmation

All independent non-executive Directors, namely Mr. Ji Gang, Mr Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo, have provided the Company with confirmation as to their independence pursuant to Rule 3.13 of the Listing Rules. Based on such confirmation, the Company considers all independent non-executive Directors to be independent.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during year 2006.

Pre-emptive Rights

Under the articles of association and the laws of the PRC, no pre-emptive rights exist which require the Company to offer new shares to its existing shareholders in proportion to their shareholding.

Tax Relief and Exemption

The Company is not aware that any holders of securities of the Company are entitled to any tax relief or exemption by reason of their holding of such securities.

International Auditor

The consolidated financial statements of the Company prepared in accordance with HKFRS have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

By order of the Board

Yu Minliang
Chairman of the Board

20 April 2007

Report of the Supervisory Committee

To the shareholders of the Company:

According to the duties given by the Articles of Association, the PRC Company Law, and the PRC Securities Law, the Supervisory Committee performed its supervisory functions to protect the interests of shareholders and the Company during the reporting period.

The committee members participated in the meetings of the Board during year 2006 and examined the Company's legitimate and operational situation, business decision process, financial situation and the performance of duties and compliance with law by its senior management.

The financial situation of the Company was reviewed and the financial reports and profit distribution plan to be submitted to the annual general meeting by the Board were verified by the committee members who agree on such financial reports and profit distribution plan. In our opinion, members of the Board, the CEO and senior management all complied with the good faith doctrine, exercised their duties with diligence to maximize the value of shareholders. We have not discovered any abuse of authority or, any act which were conducted by Directors, CEO or senior management, which resulted in damage of corporate interests and infringement of the interests of shareholders and employees.

We confirmed that the Company's accounting books, financial management and accounting verification work complied with the PRC Accounting Law, and the regulations set out in the accounting system promulgated by the Ministry of Finance of the PRC. The financial statements of the Company truly reflected the financial position and operation results of the Company. We are satisfactory with the Company's performance for the year 2006 and are confident with the future developmental outlook of the Company.

We believe that the Listing realized the diversified capital structure of the Company and internationalization, created conditions for enhancing and perfecting the corporate governance structure and brought new opportunities to facilitate the Company's business development. In the coming year, the Supervisory Committee will strictly exercise its duties, protect the Company's and its shareholders' interests, and assure the maximization of the Company's and shareholders' interests.

By order of the Supervisory Committee

Wang Xingze
Chairman of the Supervisory Committee

20 April 2007

Corporate Governance Report

The Board has reviewed its "Company Operation and Corporate Governance Guidelines" and is of the view that such document has incorporated most of the principles and all of the code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules. The Company confirms that none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2006 after the Listing, in compliance with the code provisions of the "Code on Corporate Governance Practices".

1. *Board Composition*

The Board currently consists of eight executive Directors, one non-executive Director and eight independent non-executive Directors.

Executive Directors:
Mr. Yu Minliang *(Chairman)*
Ms. Chen Wenjun
Mr. Yang Weimin *(CEO)*
Mr. Chen Hao
Mr. Yuan Gongyao
Mr. Xu Zurong
Mr. Han Min
Mr. Kang Ming

Non-Executive Director:
Mr. Shen Maoxing *(Vice Chairman)*

Independent Non-Executive Directors:
Mr. Ji Gang
Mr. Xia Dawei
Mr. Sun Dajian
Mr. Rui Mingjie
Mr. Yang Menghua
Mr. Tu Qiyu
Mr. Shen Chengxiang
Mr. Lee Chungbo

Since the Listing, the Board has been composed of at least three independent non-executive Directors, of whom at least one of them possesses appropriate accounting and related financial management knowledge.

2. *Nomination of Directors and Period of Office*

A nomination committee has yet to be set up under the Board. Shareholders of the Company may nominate candidates for directorship. A written notice stating their intention to nominate a candidate for directorship and the nominee's consent to be nominated shall be delivered to the Company after the dispatch of the notice of general meeting at which the election of directors will be held and not less than 7 days before the general meeting, and the period of notice shall not be less than 7 days. The criteria for nomination shall be based mainly on the academic qualifications, experience and other biographical details of the candidates. The independence of the candidates and their potential contributions to the Board as a whole will also be considered.

A Director shall be appointed for a term of three years from the date of election. As the Company was listed on the Stock Exchange in December 2006, no Board or nomination committee meeting was held for year 2006 after the Listing for the purpose of appointment or removal of Directors.

3. *Responsibilities of the Board*

The Board is responsible to the Company's shareholders in general meeting and exercise the following duties:

1. be responsible to convene general meeting and report their works thereon;
2. execute the resolutions of general meeting;
3. make decision on the Company's business plans and investment plans;
4. formulate the Company's proposed annual preliminary and final financial budget;
5. formulate the Company's profit appropriation plan (inclusive annual dividend payout plan) and loss recovery plan;
6. formulate the increase/reduction of registered share capital and issue plan of the Company's debenture;
7. draft the Company's merger, spin-off, and dissolution plan;
8. decide the setting up of the Company's internal organizations;
9. employ or dismiss CEO, according to the nomination of CEO, employ or dismiss the Company's executive president, vice president, head of finance, and decide their remunerations;
10. formulate the Company's basic management policies;
11. formulate the alteration plans of the Articles of Association;
12. decide the Company's wages level, employees welfare and incentives according to the prevailing relevant legislations of the PRC;
13. decide major business and administrative issues to be proceeded in the Company's general meeting(s) not stated in the Articles of Association;
14. formulate major acquisition and disposal plans of the Company;
15. exercise duties as given in the Articles of Association and the general meeting(s) of the Company.

Resolutions shall be approved by two-thirds of the Directors in respect of matters referred to in items 6, 7 and 11 above and a simple majority in respect of other matters.

Regular meetings of the Board shall be held at least four times every year and convened by the Chairman. Notice of the meeting shall be served on all of the Directors and Supervisors not less than 14 days before the date of the meeting. A regular Board meeting cannot be held by obtaining Board approval through the circulation of written resolutions. In case of any urgent matters, upon requisition by shareholders holding one tenth or more of the voting rights or one third or more of Directors or the Supervisory Committee, an interim Board meeting may be held.

The time and venue for a Board meeting may be determined in advance by the Board and no separate notice for the meeting shall be necessary if such determined time and venue has been put on record in the minutes of a previous meeting and such minutes have been sent to all Directors at least 10 days before the convening of the forthcoming meeting.

If the time and venue for a Board meeting has not been determined in advance by the Board, the Chairman or the Board secretary shall dispatch a notice containing the time, venue and agenda of the Board meeting to all Directors at least 5 days (but not earlier than 10 days) prior to the date of the meeting by way of telex, telegraph, facsimile, express mail, registered mail or by hand.

The meeting agenda and relevant documents for regular Board meetings shall be delivered in full in a timely manner to all Directors at least 3 days (or any other agreed length of time) before the date set for such Board meetings.

The quorum of Board meetings shall be formed with over one half of the Directors attending. Each Director shall have one vote.

Pursuant to relevant provisions of the Articles of Association and the Listing Rules, the Board has delegated the following duties to the senior management of the Company:

1. Formulation of the Company's proposed annual preliminary and final financial budget;

2. Adjustments to the internal management set-up (below the departmental level) of the Company;

3. Formulation of systems for the Company's day-to-day management (such as human resources, finance, internal control, internal audit, asset management and investment management, etc);

4. Determination of wages, welfare and incentives for Company staff (other than the Directors and the senior management) subject to relevant State regulations.

Corporate Governance Report

4. Board Meetings

In year 2006, the Company held 10 Board meetings. The attendance record of each respective Director at the Board meetings during year 2006 is set out below:

Directors	Attendance
Executive Directors	
Mr. Yu Minliang *(Chairman)*	10/10
Ms. Chen Wenjun	10/10
Mr. Yang Weimin *(CEO)*	10/10
Mr. Chen Hao	7/10
Mr. Yuan Gongyao	6/10
Mr. Xu Zurong	1/10
Mr. Han Min	1/10
Mr. Kang Ming	1/10
Non-Executive Director	
Mr. Shen Maoxing *(Vice Chairman)*	10/10
Independent Non-Executive Directors	
Mr. Ji Gang	1/10
Mr. Xia Dawei	1/10
Mr. Sun Dajian	1/10
Mr. Rui Mingjie	1/10
Mr. Yang Menghua	1/10
Mr. Tu Qiyu	1/10
Mr. Shen Chengxiang	0/10
Mr. Lee Chung Bo	0/10

Note: *Mr. Yu Minliang, Mr. Shen Maoxing, Ms. Chen Wenjun, Mr. Yang Weimin and Mr. Chen Hao have been Directors of the Company since 1 January 2006. Mr. Yuan Gongyao has been a Director of the Company since 8 April 2006. Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming have been Directors of the Company since 19 November 2006. The appointment of all independent non-executive Directors took effect from 20 November 2006.*

5. Supervisory Committee

As at the end of 2006, the Supervisory Committee comprised six members. The background and biographies of the Supervisors are set out in the section headed "Directors, Supervisors and Senior Management". Supervisors acted diligently to exercise effective supervision over the lawfulness and compliance of the Company's financial matters and the performance of duties by the Directors and senior management.

6. Board Committees

(1) Audit Committee

The Company's audit committee is a committee established by the Board and its main responsibility is to review and supervise the Company's financial reporting procedures and internal control and to maintain an appropriate relationship with the Company's auditors. Its terms of reference is set out in "A Guide For Effective Audit Committees" issued by Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants), issued in February 2002.

The audit committee members are appointed by the Board. The audit committee of the Company is comprised of three independent non-executive Directors, Mr. Xia Dawei, Mr. Yang Menghua and Mr. Sun Dajian and one of them fulfills the requirement under Rule 3.21 of the Listing Rules in respect of the appropriate accounting or related financial management expertise. The chairman of the audit committee is Mr. Xia Dawei and the secretary to the audit committee is Dr. Yuen Chin Yau.

As the Company was listed on the Stock Exchange in December 2006, no audit committee meeting was held during year 2006 after the Listing. The first audit committee meeting was held on 16 April 2007 and the consolidated financial statements of the Group for the year 2006 were reviewed at such meeting.

(2) Remuneration Committee

The Company's remuneration committee is a committee established by the Board. Its main duties are to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal procedure for developing a remuneration procedures which integrate both incentives and supervision.

The remuneration committee of the Company consists of one executive Director, Mr. Chen Hao, and two independent non-executive Directors, Mr. Ji Gang and Mr. Yang Menghua. Mr. Chen Hao is the chairman of the remuneration committee.

As the Company was listed on the Stock Exchange in December 2006, no remuneration committee meeting was held during year 2006 after the Listing. The first remuneration committee meeting was held on 20 April 2007.

(3) Strategic Investment Committee

The strategic investment committee of the Company assists the Board by providing advice, proposals, exemplification, review, supervision of implementation, and other supervisory duties with regard to strategic investments to be made by the Company.

The strategic investment committee consists of three members and its chairman is also an executive Director. The committee members are nominated by the chairman and appointed or dismissed by the Board.

As the Company was listed on the Stock Exchange in December 2006, no strategic investment committee meeting was held during year 2006 after the Listing.

7. Chairman and CEO

Under Paragraph A.2.1 of Appendix 14 to the Listing Rules, the roles of chairman and chief executive officer of an issuer should be separate and should not be performed by the same person. Currently, the Chairman is Mr. Yu Minliang who is responsible for overall coordination and arrangement of management work, and the CEO is Mr. Yang Weimin who is an executive Director and is fully responsible for daily operation and implementation of the Board's resolutions.

8. Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the Company's code regarding Directors' and Supervisors' securities transactions. Every Director and Supervisor at the time of appointment was given a copy of the Model Code. The Company confirms, having made specific enquiries with all Directors and Supervisors, that for the year ended 31 December 2006, its Directors and Supervisors have complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the Model Code.

9. External Auditors

The independence of the Company's external auditors is assured. The external auditors will retire in the following annual general meeting and offer themselves for re-election at such meeting. During year 2006, two external auditors were appointed, namely PricewaterhouseCoopers in Hong Kong for consolidated financial statements prepared in accordance with HKFRS and Deloitte Touche Tohmatsu CPA Ltd. ("Deloitte") in the PRC for consolidated financial statements prepared in accordance with PRC Accounting Standards. An aggregate remuneration of RMB6.7 million was paid to the Company's external auditors in 2006. The fees were for the provision of audit services conducted by PricewaterhouseCoopers and Deloitte for the Company's consolidated financial statements. No remuneration was paid to PricewaterhouseCoopers and Deloitte for provision of non-audit related services to the Company.

10. Directors' and Auditor's Responsibilities

The Directors have acknowledged their responsibilities for the preparation of the consolidated financial statements for the year ended 31 December 2006, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these consolidated financial statements, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent, fair and reasonable; and have prepared the consolidated financial statements on a going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

PricewaterhouseCoopers, the international auditor of the Company, has presented their responsibilities in the independent auditor's report as set out on page 53.

11. Investor Relations

The Company promotes a two-way communication between the Company and investors. Requests for meetings and on-site visits from investors have been arranged with due care by the Company's Joint Company Secretarial Office after such requests are received.

This annual report is to be distributed to shareholders of the Company and can also be downloaded from the Company's website at http://www.jinjianghotels.com.cn.

As there is growing interest of investors in the Company's development strategies and business operations, the Company will make extra effort to enhance its corporate transparency.

The annual general meeting is the principal occasion at which the Directors may communicate directly with shareholders. All shareholders are given at least 45 days' formal notice of the date, venue and agenda of the annual general meeting.

12. Internal Controls, Audit and Risk Management

The Company has established a complete set of compliance manual, which is comprised of the corporate governance policies and operational regulations. It involves the structures of corporate governance, internal control for financial aspects, budgetary management, corporate finance, overseas investment, engineering and projects, and human resources management. The systems, policies and flowcharts in such compliance manual effectively cover all the decision and operational activities of the Company. Managerial employees in respective levels can effectively manage the risk level of their business activities. The compliance manual is reviewed and updated from time to time.

The Company's audit committee is responsible for reviewing the internal control system of the Company. As the Company was listed on the Stock Exchange in December 2006, no audit committee meeting was held during year 2006 after the Listing. On 16 April 2007, an audit committee meeting was held whereby the committee conducted a review of the effectiveness of the internal control system of the Company for year 2006.

In order to control the quality standard of Star-rated hotels, the Company implemented a set of quality standard for guestroom linens for 4-Star and 5-Star Hotels in November 2006 to ensure the consistency and effective promotion of brand standard and such linens are purchased through centralised procurement by way of tender to lower costs by making bulk purchases.

Apart from the above, internal audit guidelines were established during year 2006 to cover engineering and renovation, financial performance, internal control and integrity and responsibility for the general manager and senior management in operating hotels. Besides, internal control questionnaires were finalised by year-end, covering both operational aspects and financial areas.

The Duties of Internal Audit

Internal audit encompasses the Company's major projects and focuses on enhancement of efficiency and improvement of operation and management, and audits the annual business plan and operational targets of members of the Group. Besides, the internal audit assignments focus on the following issues:

— conduct integrity audit on the main leaders of members of the Group during their appointment period and separate audit for those who have been transferred, resigned, dismissed or retired;

— conduct audit in receivable, payable, and related business activities;

— conduct audit in construction projects of over RMB 300,000 and upgrade and renovation of fixed assets;

— conduct audit in investment management, fund management, assets management and internal control policies;

— implement internal control and formulate and optimise internal control policies and standards according to management requirements;

— be responsible for the development of full-time and part-time internal audit workforce, and organise relevant assignments in the Company's system; and

— accomplish audit assignments of senior management, the Board and the Supervisory Committee.

13. *Excluded Hotel Businesses and New Union*

The Company confirms that Jin Jiang International and its subsidiaries (other than the Group) have complied with the terms of the Deed of Non-Competition dated 20 November 2006 entered into between the Company and Jin Jiang International.

In accordance with the arrangements disclosed in the Prospectus, the independent non-executive Directors held a quarterly meeting on 28 February 2007 to consider whether or not to exercise the relevant Rights granted to the Company by Jin Jiang International over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition.

After considering the proposal presented by the Company, the independent non-executive Directors present at the meeting have decided not to exercise the relevant Rights granted to the Company by Jin Jiang International over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition for the reasons set out below:

Eastern Jin Jiang and JC Mandarin: The disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin have not been resolved and therefore it is not legally possible for the Company to exercise the relevant Rights.

Eastern Jin Jiang and JC Mandarin each has in total 446 rooms and 510 rooms, respectively.

The revenue and net liabilities of Eastern Jin Jiang as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2006 amounted to approximately RMB176.2 million and RMB81.7 million, respectively.

The revenue and net assets of JC Mandarin as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2006 amounted to approximately RMB230.6 million and RMB72.5 million, respectively.

Pacific Shanghai: The term of operation of Pacific Shanghai has not expired and Jin Jiang International has not yet obtained any of the assets of this joint venture company.

Pacific Shanghai has in total 496 rooms.

The revenue and net assets of Pacific Shanghai as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2006 amounted to approximately RMB224.1 million and RMB282.0 million, respectively.

Garden Hotel Shanghai: The term of operation of Garden Hotel Shanghai has not expired and Jin Jiang International has not yet obtained any of the buildings or facilities of this joint venture company.

Garden Hotel Shanghai has in total 492 rooms.

The revenue and net assets of Garden Hotel Shanghai as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2006 amounted to approximately RMB325.3 million and RMB103.3 million, respectively.

New Jin Jiang Business Travellers: The Company has not been granted any Rights in relation to New Jin Jiang Business Travellers under the Deed of Non-Competition.

New Jin Jiang Business Travellers has in total 131 rooms.

The revenue and net liabilities of New Jin Jiang Business Travellers as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2006 amounted to approximately RMB16.1 million and RMB0.3 million, respectively.

Jinyuan Inn and Jiaozhou Road Inn: Legal and valid land use right certificates and building ownership certificates for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn have not yet been obtained and therefore it is not legally possible for the Company to exercise the relevant Rights.

Jinyuan Inn and Jiaozhou Road Inn each has in total 82 rooms and 103 rooms, respectively.

The revenue and net assets of Jinyuan Inn as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2006 amounted to approximately RMB2.5 million and nil, respectively.

The revenue and net assets of Jiaozhou Road Inn as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2006 amounted to approximately RMB7.1 million and nil, respectively.

New Union: The development project of New Union has not yet been completed. Therefore, New Union did not generate any revenue during the year ended 31 December 2006. At present, New Union remains a real estate development company, which does not accord with the current development strategy of the Group in focusing on hotel investment and hotel management. The net assets of New Union as set out in its management account prepared in accordance with the PRC Accounting Standards as at 31 December 2006 was RMB 169.6 million.

Terms used in this section shall be as defined in the Prospectus, unless the context requires otherwise.

Management Discussion and Analysis

Business Overview

2006 was a year of significance in the historical development of the Company. The H Shares of the Company were listed on the Main Board on 15 December 2006 that provides a sound platform for its international development. The Company's businesses in relation to star-rated hotel, Jin Jiang Inn, Star-rated hotel management and restaurants operations achieved stable development. Scale of operations continues to expand and the brand, information system, management system, and human resources achieved new accomplishments. As at 31 December 2006, the Company had a total of 277 hotels in operation and under development with an inventory of about 54,000 rooms. These hotels were spread over 78 cities and municipalities in 28 provinces and autonomous regions in the PRC.

Listing in Hong Kong

The H Shares were listed on the Main Board at the top end of the price range at HK$2.2 per share. "2006" was selected as the stock code to commemorate the year in which the H Shares were listed. The international placing and public offering in Hong Kong recorded over-subscription of 285 times and 383 times, respectively. The lowest and highest closing share price of the H Shares during the period from 15 December 2006 to 31 December 2006 were HK$3.50 and HK$3.81, respectively.

Star-rated Hotel Operation

Star-rated hotel operation is one of the major sources of revenue for the Group. The Group acquired 57% of Shanghai New Garden Hotel and 12.5% of Kunlun Hotel in March and April 2006 respectively that improved the Group's turnover.



Management Discussion and Analysis

Jin Jiang Tower started its renovation project by the end of year 2006. The project will last until 2008. Jian Guo Hotel completed its exterior renovation and Sofitel Hyland completed its lobby renovation during year 2006.

Guest amenities of the Group's hotels were upgraded and standardized. Each category of the Group's hotels now has its own specific type of guest amenities.

The Luxury Hotels of the Group have advanced the core quality standards in regard to upgrade of guest amenities, enhance quality management and maintain sustainable development. In a move to realign its strategic layout, the Company disposed of a 45% equity interests in Shanghai Jiu Long Hotel Co., Ltd. ("Jiu Long Hotel"), but retains the management contract.

All classes of hotels under the Group registered year-on-year growth in RevPAR, reflecting the strengths of the Group as a professional hotel operator.

Jin Jiang Inn Budget Hotels

Jin Jiang Inn Budget Hotels remain the main focus of the Company. During year 2006, the Company added 32 Jin Jiang Inn Budget Hotels in which the Group had equity interests and 42 Jin Jiang Inn Budget Hotels under franchised arrangement. There were a total of 181 Jin Jaing Inn Budget Hotels by the end of year 2006, of which 91 inns were in operation. Due to generally lower Occupancy Rate in newly opened inns, overall RevPAR was diluted.

By the end of the year, there were 104 Jin Jiang Inn Budget Hotels in the Yangtze River Delta region accounting for 57% of the total number of Jin Jiang Inn Budget Hotels. Apart from Shanghai and Beijing, the Company is now expanding the Jin Jiang Inn Budget Hotels network to the Pearl River Delta region, the Tianjin Bohai gulf area and other secondary cities in the PRC.



Management Discussion and Analysis

In 2006, the Group successfully obtained 44 franchise contracts. Two franchise contracts were terminated by the Group as the standards and the Franchisee did not meet the relevant guidelines.

Hotel Management

During year 2006, the Group adopted a centralised procurement system that contained costs of supplies. Besides following closely and adhering to the standards and checklists stipulated under the Star-rating Standard Manual, the Company, after merging the international management standards with its local management practical, has also formulated its own set of Star-rated hotel management standards, which it has systematically set down in a number of manuals, namely, Core Technical Standards; Core Quality Standards; Guest's Satisfaction Survey System; Sales and Marketing Strategies Manual; Uniform Accounting System and Logo Manual. These manuals set down the uniform Star-rated hotel management standards to be adopted for the management of Star-rated hotels of the whole Group.

In terms of business network and brand name, the Company established its own world-wide room reservation system 'Jrez' during year 2006, cooperating with four major global distribution system providers and 43 domestic and international internet distribution system providers in connecting reservation pathways. The operation has been stable with increased business volume every month. The company devised a logo for Star-rated hotels, featuring graphically the roof eaves of Chinese palaces to be adopted by the Group's hotels with a specific colour to identify each of the hotel categories.

By the end of year 2006, the Group managed 92 hotels compared to 85 hotels last year. There was a net increase of 2,600 rooms, which has surpassed the Group's original target of 2,000 rooms for the year.

Restaurants

The Group's various brands of fast food, held through Jin Jiang Hotels Development achieved satisfactory performance in 2006. By the end of 2006, KFC achieved a total number of 191 outlets compared with 171 outlets in 2005. New Asia Café de Carol had five outlets in 2006, increased by four compared with 2005. New Asia Snacks had 67 outlets in 2006 compared with 73 outlets in 2005 as a result of the closure of unprofitable outlets. Yoshinoya focused in new product development and outlets readjustment. Total number of outlets in 2006 was eight, compared with seven outlets in 2005. In respect of Jing An Bakery, the number of outlets in 2006 was 55, compared with 45 outlets in 2005. The Chinoise Story opened its first outlet at one of the Group's premium Star-rated hotels.

Human Resources, Training and Others

The Group possesses a professional training school which provides professional training to nurture industry professionals. In 2004, the Company opened the Les Roches Jin Jiang International Hotel Management College in partnership with GESHOTEL-Les Roches Swiss Hotel Association School of Hotel Management, which provides hotel managers and future hotel management with various types and levels of Star-rated hotel training course to nurture high quality industry professionals for the society and provide manpower resources for the Company's future development. During year 2006, the college launched supervisory courses, higher education programmes and full-time courses, namely 'Business to Customer' and post-graduate certificate in hospitality management. There were about 310 enrolments, and most of the graduates of these programmes have joined the Group. There were about 40 students of the college who continued their studies in Switzerland. During year 2006, the Group conducted training programmes actively in subsidiaries according to the recommendation of individual companies of the Group. There were 16 trainees selected from hotels' middle and senior managerial positions to participate in the Group's one-year training programme in Les Roches Jin Jiang International Management College. Such trainees will graduate in 2007.

As at 31 December 2006, the Group had about 17,300 employees, increased by about 1,000 employees compared with last year. Employee benefit expense increased to RMB834.6 million in 2006 from RMB737.6 million in 2005, which represented an increase of 13.2%. The remuneration of the existing employees is basic salary, discretionary bonus and social security contribution. No share option scheme is provided so far.

Management Discussion and Analysis

Financial Information and Review

Overview

The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation, and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. As at 31 December 2006, the Group's hotels in operation and under development, including: (i) hotels managed and owned (wholly or partially) by the Group, (ii) hotels owned (wholly or partially) by the Group but managed by third parties, (iii) hotels owned by third parties but managed or where management contracts had been secured by the Group and (iv) hotels owned by third parties but granted franchises by the Group, amounted to 277 hotels with approximately 54,000 rooms in total.

The Group sets out below its financial information for the year ended 31 December 2006 as compared with 2005:

	2006		2005	
	RMB million	**Percentage of turnover**	RMB million	Percentage of turnover
Star-rated hotel operation	**2,465.7**	**81.4%**	2,285.4	81.4%
Jin Jiang Inn Budget Hotels	**430.3**	**14.2%**	334.9	11.9%
Star-rated hotel management	**38.3**	**1.2%**	36.7	1.3%
Restaurants	**49.2**	**1.6%**	89.8	3.2%
Others	**47.0**	**1.6%**	60.9	2.2%
Total	**3,030.5**	**100%**	2,807.7	100%

Segmental Turnover & Operating Cost

Hotel Operation

The following table sets out the Group's turnover attributable to the Group's Star-rated hotel operation analysed by business for the year ended 31 December 2006 compared with 2005:

	2006		2005	
	RMB million	**Percentage of turnover**	RMB million	Percentage of turnover
Star-rated Hotel Operation	**2,465.7**	**81.4%**	2,285.4	81.4%
— Accommodation revenue	**1,413.6**	**46.7%**	1,355.1	48.3%
— Food and beverage sales	**770.5**	**25.4%**	660.7	23.5%
— Rendering of ancilliary services	**134.7**	**4.5%**	133.5	4.7%
— Rental revenue	**104.4**	**3.4%**	101.9	3.7%
— Sales of hotel supplies	**42.5**	**1.4%**	34.2	1.2%

Accommodation revenue

Turnover was mainly driven by Occupancy Rate and average daily rate of the Group's hotels. The accommodation revenue of star-rated hotel operation for the year ended 31 December 2006 was RMB1,413.6 million, increased by 4.3% compared to 2005. The major reasons are as follows:

(i) RevPAR increased as a result of higher Occupancy Rate compared to 2005.

(ii) Cathay Garden of Jin Jiang Hotel has completed its renovation in the second half of 2005, which increased about 20,000 Available Rooms in 2006, on a year-on-year basis.

(iii) The Group acquired 50% and 35% equity interests in Shanghai Hua Ting Hotel and Towers Co., Ltd. and Kunlun Hotel Company respectively in March 2005, and further acquired 57% and 12.5% equity interests in Shanghai New Garden Hotel and Kunlun Hotel Company respectively in March 2006 and in April 2006 respectively. Such acquisitions contributed an incremental accommodation revenue of RMB66.8 million to the Group in 2006 compared to 2005.

F&B Sales

The Group's food and beverage sales ("F&B Sales") comprise primarily of catering for weddings and conferences, room services for guests and other sales in bars and restaurants. Turnover for the year ended 31 December 2006 of RMB770.5 million was driven by the Occupancy Rate of the Group's hotels and the popularity of their bars and restaurants. This increase of 16.6% compared with 2005 was mainly contributed by increased wedding banquets and the improvement of the bars and restaurants of the Group's hotels. Most Mainland Chinese believe that 2006 was an auspicious year for marriage, and therefore the average spending of wedding banquet per table increased by approximately 10% as compared to 2005.

Rendering of ancillary services

The income from rendering of ancillary services mainly represents the turnover generated from business center, gift shop, telephone, laundry service, broadband internet, entertainment and other guest services. The ancillary services income for the year increased by RMB1.2 million to RMB134.7 million in 2006, which was mainly due to higher Occupancy Rate.

Rental revenue

Turnover was generated from the leasing of space at the Group's hotels for shops, showcase and other purposes. The increase was mainly due to the increase in rent and additional lease agreements entered into during 2006.

Sales of hotel supplies

Turnover comprised guest amenities and hotel supplies. The increases were contributed by improved sales from franchising of Jin Jiang Inn Budget Hotels.

Jin Jiang Inn Budget Hotels

The Group was one of the first hospitality service providers to enter the budget hotel sector in the PRC and has built the brand name of "Jin Jiang Inn" into one of the leading budget hotel brands in the PRC. Jin Jiang Inn Budget Hotels are limited-services hotels which are simple but tastefully decorated. Jin Jiang Inn Budget Hotels are more affordable and prices are designed to fit the budget of the general public in the PRC. The Group believes that its Jin Jiang Inn Budget Hotels can best cater for the accommodation needs of domestic business travellers and the middle management of large domestic enterprises. ADR and Occupancy Rate of budget hotels are relatively stable as compared to Star-rated hotels. Accommodation revenue of Jin Jiang Inn Budget Hotels is mainly driven by Occupancy Rate and ADR. Turnover of Jin Jiang Inn for the year ended 31 December 2006 amounted to RMB430.3 million, which was RMB95.4 million or 28.5% more compared to 2005. The increase was mainly attributable to (1) increased RevPAR from eight new Jin Jiang Inns opened in 2005 and 14 new Jin Jiang Inns opened in 2006; and (2) the increase in initial franchise fees and ongoing franchise fees received from the Franchisees in consideration for the licence of brand name rights and the provision of technical and management services.

Star-rated Hotel Management

The gross segment sales of Star-rated hotel management in 2006 was RMB93.6 million, increased by 3.4%. Such segment's external sales was RMB38.3 million, increased by 4.4%, and represented the management fee received from hotel management services provided to Star-rated hotels not owned by the Group. The increase was mainly contributed by the improved managed hotels' performance under northern regional office.

Restaurants

Revenue of restaurants was mainly derived from fast food chain restaurants, namely New Asia Café de Carol and an up-scale restaurant, namely the Chinoise Story. The former was regarded as a jointly controlled entity of the Group and its results were proportionately consolidated into the consolidated financial statements of the Group. New Asia Café de Carol commenced to be an associated company effective from 1 July 2006. As a result, revenue of restaurants for the second half of the year only represented the revenue of the Chinoise Story which commenced operation in June 2006.

Others

Apart from hotel operation and restaurants investment, the Group also engages in other businesses including provision of inter-group financial services through Jin Jiang International Finance Company, training and education and moon cake production business. This segment of revenue decreased by RMB14.0 million as a result of reduced contribution to turnover from external financing service after Jin Jiang International Finance ceased to provide financing service to subsidiaries of Jin Jiang International (other than the Group) on 31 March 2005, while inter-segment financing services increased.

Cost of Sales

The cost of sales for the year ended 31 December 2006 and 2005 were RMB1,897.3 million and RMB1,730.2 million, respectively. The increase was mainly due to increased turnover following acquisitions and expanded services by Star-rated hotels and Jin Jiang Inn, and includes the increase of business tax and levies, food and beverage expenses, depreciation and amortization costs, energy expenses and labour cost.

Gross Profit

Due to the above reasons, the Group recorded a gross profit of RMB1,133.2 million in 2006, representing an increase of RMB55.7 million or 5.2% compared with year 2005.

Other Income

Other Income consists of dividend receivable from KFC in Suzhou, Wuxi and Hangzhou. In addition, the amount includes a disposal gain of 45% equity interest in Jiu Long Hotel. During year 2006, there was a government subsidy of RMB8.8 million received by the Group and a disposal gain of land use rights of RMB11.7 million.

Selling and Marketing Expenses

This item of expense represents labour cost, travel agents commission and advertising expenses. During 2006, labour cost was reduced due to the non-consolidation of New Asia Café de Coral in the consolidated financial statements. Travel agent commission, advertising expenses and TV channel expenses increased in line with increased business volume in 2006. Commission paid by hotels also increased, including the effect of consolidation of Kunlun Hotel Company since April 2005. TV channel expenses increased mainly due to new channels introduction in Jin Jiang Tower and Galaxy Hotel.

Administrative Expenses

Labour cost for 2006 increased by RMB40.5 million. Pre-operating expenses incurred for Wuhan Jin Jiang and Jin Jiang Inn amounted to RMB6.1 million. Provision for impairment of fixed assets for Peace Hotel, Peace Palace Hotel and Jin Jiang Inn amounted to RMB10.7 million. The increase is also attributable to the increase of decoration expenses, stationery expenses, auditors' remuneration and consultation fee.

Other Expenses

The Group's other expenses primarily consist of bank charges and loss on disposal of property, plant and equipment.

Management Discussion and Analysis

Consolidated Operating Profit

	2006		2005	
		Percentage		Percentage
	RMB million	**of turnover**	RMB million	of turnover
Star-rated Hotel Operation	**467.0**	**15.4%**	406.0	14.5%
Jin Jiang Inn Budget Hotels	**44.9**	**1.5%**	51.4	1.8%
Star-rated Hotel Management	**50.9**	**1.7%**	51.6	1.8%
Restaurants	**12.8**	**0.4%**	18.5	0.7%
Others	**20.8**	**0.7%**	35.9	1.3%
	596.4	**19.7%**	563.4	20.1%

Finance Cost

This item represents interest expenses for the Group's bank borrowings and other borrowings. The interest expenses in 2006 have increased significantly as the Group drew down bank loans for the acquisition of land use rights and repayment of advances from Jin Jiang International in late 2005. The capitalized interest expenses for the construction of Jin Jiang Inn Budget Hotels and Wuhan Jin Jiang have been deducted from the finance cost.

Share of Results of Associated Companies

This item represents share of results of Shanghai Kentucky Fried Chicken Company Limited and the Yangtze Hotel Limited, which are associated companies of the Group. The increase in balance was mainly contributed by improved business operation of Shanghai KFC during 2006.

Taxation

The effective tax rate was 25.2% for the year ended 31 December 2006. The decrease was mainly due to the lower tax rate of 15% for Peace Palace Hotel and Jin Jiang Tower following their conversion as branch companies of the Company and increased share of results from associates.

Net Profit for the Year

As a result of the factors described above, net profit in 2006 was RMB445.7 million, compared with RMB414.2 million in 2005, increased by RMB31.5 million or 7.6%.

Minority Interests

Minority interests mainly represent the net profit of Jin Jiang Hotels Development and Jin Jiang Inn for the year ended 31 December 2006, multiplied by the respective equity interests held by third party shareholders. The increase of minority interests in 2006 was mainly due to increased profit generated by Jin Jiang Hotels Development in 2006.

Fixed assets

The Group held equity interests in 122 hotels as at 31 December 2006. Properties of the Group have already been revalued by American Appraisal China Limited during initial public offering in December 2006 but were nevertheless stated at historical cost less accumulated depreciation and accumulated impairment losses, if any, in the balance sheet.

With reference to the valuation of the Group's properties as set out in Appendix V to the Prospectus, there was a revaluation surplus of the Group's property interests of approximately RMB10,594 million. Had the properties been stated at such valuation, an additional depreciation and amortisation charge of approximately RMB347 million per annum would have been incurred.

Borrowings

Please refer to the Note 23 to the Consolidated Financial Statements on pages 108 to 111.

Management Discussion and Analysis

Liquidity and Financial Resources

The Group's principal sources of working capital have been the cash flow from operating activities and bank borrowings. Net cash generated from operating activities decreased by RMB374.7 million to RMB542.8 million from RMB917.5 million in 2005. Excess funds were transferred to Jin Jiang International by its subsidiaries in 2005. From 2006 onwards, subsidiaries have no longer submitted excess funds to Jin Jiang International, and the funds submitted in 2005 were returned to the subsidiaries in full.

Capital Structure

Please refer to Note 20 to Consolidated Financial Statements on page 103.

As at 31 December 2006, Company's outstanding borrowings amounted to RMB1,969.0 million, including borrowings denominated in RMB, amounting to RMB1,925.4 million and borrowings denominated in US$, amounting to approximately US$5.6 million (equivalent to approximately RMB43.6 million). The borrowings ratio of fixed interest rate was approximately 97.8%.

Capital Commitment

Please refer to Note 34 to the Consolidated Financial Statements on pages 121 to 122.

Charges on Fixed Assets

Please refer to Note 23 to Consolidated Financial Statements on pages 108 to 111.

Gearing Ratio

As at 31 December 2006, the Group's gearing ratio (i.e., the ratio of total debt over total assets) was 19.3%, which is lower than the 21.3% for 2005. The lower gearing ratio was mainly attributable to substantial cash balances at the balance sheet date representing proceeds from the H Shares issued in connection with the Listing.

Foreign Exchange Risk and Hedging

The Group mainly operates in Mainland China and most of the Group's transactions, assets and liabilities are denominated in RMB. Foreign currencies are however required to settle payments for the Group's purchases of equipment from overseas suppliers and certain expenses. Foreign currencies are also received from overseas customers and part of the cash proceeds from the issue of H Share are kept in HK$. The Group's cash and cash equivalents and borrowings as at 31 December 2006 and 2005 included foreign currencies denominated in either US$ or HK$.

As at 31 December 2006 and 2005, the Group has not used any forward contracts, currency borrowings, or other means to hedge its foreign currency exposure. The exchange rates for RMB against US$ and HK$ have been stable. However, in the event of a substantial appreciation of RMB against US$ in the future, it may in turn adversely affect the operating results of the Group.

RMB is not freely convertible into other foreign currencies. Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

Projects under Development, Acquisition and Redeployment of Assets

The Group has put forward a major renovation plan to upgrade Jin Jiang Tower. The renovation started from the fourth quarter of year 2006 and the entire project is expected to be completed by 2008. The renovation is an entire upgrade of the property so that it will become a leading Luxury Hotel in the Group's hotel portfolio. The Company plans to commit RMB160 million to this project. The renovation will progress in phases in order to minimize the negative impact to the hotel's daily operation. It is expected the average daily rate will increase substantially from the current level after the completion of renovation.

On 16 April 2007, the Group and Fairmont Hotel Inc. entered into an equity joint venture contract in respect of the establishment of an equity joint venture company, whereby it was agreed that a Sino-foreign equity joint venture named "Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd" (the "Jin Jiang Fairmont") shall be formed with a registered capital of US$500,000 (equivalent to HK$3.9 million) and a total investment of US$700,000 (equivalent to HK$5.5 million). The Group and Fairmont Hotel Inc. shall each contribute US$250,000 (equivalent to HK$2.0 million) or 50% of the registered capital. The equity joint venture shall have a term of 20 years. The scope of operation of Jin Jiang Fairmont shall be the provision of on-site management service which meets the required standards for hotel operations.

The contract is pending the approval of relevant authorities and Jin Jiang Fairmont shall be established on the date of the issuance of its business licence.

Jin Jiang Fairmont shall manage Peace Hotel after its renovation.

Peace Hotel was closed in April 2007 in order to undergo complete renovation which is initially expected to take approximately two years, and the actual duration might be subject to adjustment depending on the progress of the project.

On 16 April 2007, the Group and The Swatch Group (Hong Kong) Ltd entered into a cooperative joint venture contract in respect of the establishment of a cooperative joint venture company, whereby it was agreed that a Sino-foreign cooperative joint venture named "Shanghai Swatch Art Centre Co, Ltd" (the "CJV") shall be formed with a total investment of US$40 million (equivalent to HK$312.6 million) and a registered capital of US$20 million (equivalent to HK$156.3 million). The Group and The Swatch Group Hong Kong Ltd shall contribute US$2 million (equivalent to HK$15.6 million) or 10% of the registered capital and US$18 million (equivalent to HK$140.7 million) or 90% of the registered capital, respectively. The CJV shall have a term of 30 years. The scope of operation of the CJV shall comprise retail, wholesale, repair and maintenance, after-sales services, exhibition, restaurant, accommodation, property leasing, business consultancy (pending final approval of scope by the relevant authorities and operating in compliance with the permit where a permit is required).

The contract is pending the approval of relevant authorities and the CJV shall be established on the date of the issuance of its business licence.

The CJV shall lease Peace Palace Hotel from the Company and renovate it into an art centre and a flagship store of international brandname watches.

The Group invested approximately RMB475.2 million in 2006 on construction of 19 new Jin Jiang Inn Budget Hotels, with about 3,300 rooms, in major cities, such as Beijing, Tianjin, Shanghai, Wuhan, Guangzhou, Nanjing and Guilin. It covers three municipality cities directly under the PRC central government and six provinces to significantly strengthen market penetration to build up a solid foundation to attract more franchise contracts in future.

The Group owns 75.03% equity interests in Wuhan Jin Jiang, which is expected to be opened in 2007. The hotel is an entirely new hotel of the Group with 400 guestrooms, which will become the flagship hotel in the middle region of the Group's strategic layout plan in Mainland China.

Current and Future Acquisitions

The Company acquired 40% equity interests in Jiangsu Nanjing Hotel, which is under the management of the Group. The Group plans to acquire one to two Star-rated hotels in north-western or southern China to realize the Group's strategic layout plan in Mainland China. The expected source of fund can be internally financed through operation and/or borrowings. The Company currently applies a flexible approach to acquisition of future projects to ensure adequate funding.

Redeployment of Assets

The Group entered into an agreement to dispose of 45% equity interests in Jiu Long Hotel to Shanghai Greenland Commercial (Group) Co., Ltd. on 15 November 2006. The Group plans to further dispose of certain equity interest in Jiu Long Hotel in 2007.

Corporate and Social Responsibility

The Company actively participates in community service, for instance, the Group's employees provided voluntary services to maintain traffic order in peak period, free meals for senior citizens living alone and organization of consultancy service in food and beverage for the hotel industry. Hua Ting Hotel and Jin Jiang Towers joined the Shanghai Leukaemia Treatment Centre to invite 17 children suffering from leukaemia and under treatment at the Paediatrics Hospital of Fudan University to attend the light ceremony on Christmas eve. The hotel guests donated RMB 128,000 in this event.

Management Discussion and Analysis

Environmental Protection

In 2006, the Company implemented a series of energy conservation policies, such as adopting energy saving equipment and products, energy saving technology and environmental protection measures. Such actions have improved the Group's operational efficiency.

Training and education in environmental protection and energy conservation were provided by the Company to its staff members during year 2006. Energy conservation projects and upgrade were implemented in several hotels. Low petroleum consumption additives are now used in boilers of several hotels that improve the usage rate by 5% to 8% and reduce the discharge of toxic substance in the fume and dust, such as sulfur dioxide; Intelligent power conservation device for lightings are installed in hybrid lighting circuit systems of hotels and inns respectively that reduced the electricity consumption by about 15%. Boilers of major hotels were upgraded and converted to become more environmental friendly. For instance, coal-fired boilers and boilers using heavy oil were converted to diesel-fired boilers and boilers using natural gas.

Corporate Strategies

The Company has adopted various strategies to support long term development, namely strategic redeployment of hotel assets, expansion of the budget hotels, upgrade of Landmark Hotels, reinforcement of brand strategies, enhancement of hotel management standards and leadership status in the market.

In terms of hotel operation, the Group plans to upgrade in phases the facilities, interior and exterior decoration of hotel properties of those existing Landmark Hotels and Luxury Hotels of the Group which have been in operation for decades. With regard to budget inns, the Group plans to expand the number of outlets and their coverage in Mainland China through direct operations and franchise contracts.

In terms of hotel management, the Group will enhance its management quality through reinforcing brand strategies and standardizing its personnel recruitment procedures.

Future Business Outlook

The Company will strive to secure more management contracts and franchise contracts. Besides, the Company will continue to increase the number of hotel rooms through expansion of the Jin Jiang Inn network and acquisition and merger of existing hotel properties in the market.

After the initial public offer, the Group obtained a major source of funds. The capital expenditure for major projects is elaborated in the section 'Projects under Development, Acquisition and Redeployment of Assets'.

The Company will focus on enhancing its core competitive strengths by upgrading its service. A frequent patron programme will be launched in 2007 to consolidate and expand the pool of loyal customers.

As more and more hotels have been opened in recent years, the hotel industry is becoming more competitive. Moreover, the tourism industry has also been subject to the outbreak of epidemic diseases in China and other parts of the world in recent years, such as SARS, mad cow disease and bird flu. However, the upcoming of 2008 Beijing Olympic Games and 2010 Shanghai World Exposition will create more business opportunities for PRC tourism. With the strategies adopted by the Group and its brand, the Group is confident that it will maintain its leading position in the PRC.

Four Years Financial Summary

	2006	2005	2004	2003
Consolidated Income Statement (RMB'000)				
Revenue	**3,030,488**	2,807,670	2,372,992	1,614,994
EBITDA	**1,046,765**	945,182	805,816	435,502
Profit attributable to shareholders	**334,908**	312,836	179,107	(76,967)
Dividends	**145,162**	146,140	—	—
Earnings per share (RMB cents)	**9.97**	9.48	5.43	—
Proposed dividend per share (RMB cents)	**2.60**	N/A*	N/A*	N/A*
Consolidated Balance sheet (RMB'000)				
Total assets	**10,201,576**	6,943,803	6,784,789	6,945,805
Total liabilities	**3,068,371**	2,706,275	2,737,688	3,698,249
Net assets	**7,133,205**	4,237,528	4,047,101	3,247,556
Net assets per share (RMB)	**1.56**	1.28	1.23	0.98
Gearing	**19.3%**	21.3%	7.6%	25.7%
Capital expenditure	**970,020**	1,890,023	1,416,209	473,286
Consolidated Cash flow Statement (RMB'000)				
Net cash generated from operating activities	**542,871**	917,496	336,579	292,131
Share information				
Highest closing share price (HK$)	**3.81**			
Lowest closing share price (HK$)	**3.50**			
Year end closing share price (HK$)	**3.73**			

* The rates of dividends and the number of shares ranking for dividends are not presented as such information is not considered meaningful.

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

To the Shareholders of
Shanghai Jin Jiang International Hotels (Group) Company Limited
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 56 to 136, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 20 April 2007

Consolidated Financial Statements




南华亭
Ting
金門大酒店

Consolidated Balance Sheet

As at 31 December 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**4,449,956**	3,999,533
Land use rights	8	**1,061,427**	1,021,828
Intangible assets	9	**18,911**	18,947
Investments in associates	12	**347,278**	285,943
Available-for-sale financial assets	13	**296,307**	283,633
Deferred income tax assets	14	**17,280**	14,815
Long-term bank deposits	19	**23,426**	48,421
		6,214,585	5,673,120
Current assets			
Inventories	15	**49,241**	50,864
Trade and other receivables	16	**318,752**	316,289
Other financial assets at fair value through profit or loss	17	**—**	2,322
Restricted cash	18	**78,679**	68,292
Long-term bank deposits due within 12 months	19	**23,426**	—
Cash and cash equivalents	19	**3,516,893**	832,916
		3,986,991	1,270,683
Total assets		**10,201,576**	6,943,803

Consolidated Balance Sheet (Continued)

As at 31 December 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital/capital	20	**4,565,000**	724,254
Reserves			
— Proposed final dividend	32	**118,690**	—
— Others		**1,457,613**	2,612,063
		6,141,303	3,336,317
Minority interests		**991,902**	901,211
Total equity		**7,133,205**	4,237,528
LIABILITIES			
Non-current liabilities			
Borrowings	23	**1,272,763**	1,071,727
Deferred income tax liabilities	14	**212,304**	200,685
		1,485,067	1,272,412
Current liabilities			
Trade and other payables	22	**792,885**	782,098
Dividends payable	32	**—**	146,140
Income tax payable		**94,196**	100,532
Borrowings	23	**696,223**	405,093
		1,583,304	1,433,863
Total liabilities		**3,068,371**	2,706,275
Total equity and liabilities		**10,201,576**	6,943,803
Net current assets/(liabilities)		**2,403,687**	(163,180)
Total assets less current liabilities		**8,618,272**	5,509,940

The notes on pages 64 to 136 are an integral part of these consolidated financial statements.

Chairman & Executive Director: *Yu Minliang* *Executive Director & CEO:* *Yang Weimin*

Balance Sheet

At 31 December 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**635,187**	667,142
Land use rights	8	**48,892**	49,908
Intangible assets	9	**41**	62
Investments in subsidiaries	10	**2,650,687**	2,707,789
Investments in jointly controlled entities	11	**518,242**	460,477
Investments in associates	12	**29,905**	13,105
Available-for-sale financial assets	13	**211,489**	211,489
Deferred income tax assets	14	**—**	512
		4,094,443	4,110,484
Current assets			
Inventories	15	**4,000**	4,115
Trade and other receivables	16	**191,466**	223,083
Cash and cash equivalents	19	**2,939,265**	333,814
		3,134,731	561,012
Total assets		**7,229,174**	4,671,496

Balance Sheet (Continued)

At 31 December 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital/capital	20	**4,565,000**	724,254
Reserves			
— Proposed final dividend	32	**118,690**	—
— Others		**1,308,251**	2,410,847
Total equity		**5,991,941**	3,135,101
LIABILITIES			
Non-current liabilities			
Borrowings	23	**620,000**	950,000
Deferred income tax liabilities	14	**86**	—
		620,086	950,000
Current liabilities			
Trade and other payables	22	**105,172**	114,329
Dividends payable	32	**—**	146,140
Income tax payable		**11,975**	5,926
Borrowings	23	**500,000**	320,000
		617,147	586,395
Total liabilities		**1,237,233**	1,536,395
Total equity and liabilities		**7,229,174**	4,671,496
Net current assets/(liabilities)		**2,517,584**	(25,383)
Total assets less current liabilities		**6,612,027**	4,085,101

The notes on pages 64 to 136 are an integral part of this financial statement.

Chairman & Executive Director: *Yu Minliang* *Executive Director & CEO:* *Yang Weimin*

Consolidated Income Statement

For the year ended 31 December 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Revenue	6	**3,030,488**	2,807,670
Cost of sales	26	**(1,897,257)**	(1,730,194)
Gross profit		**1,133,231**	1,077,476
Other income	24	**144,629**	64,226
Selling and marketing expenses	26	**(139,996)**	(130,484)
Administrative expenses	26	**(503,535)**	(413,695)
Other expenses	25	**(37,923)**	(34,144)
Operating profit		**596,406**	563,379
Finance costs	28	**(84,581)**	(37,228)
Share of results of associates	12	**83,949**	56,333
Profit before income tax		**595,774**	582,484
Income tax expense	29	**(150,095)**	(168,330)
Profit for the year		**445,679**	414,154
Attributable to:			
Equity holders of the Company		**334,908**	312,836
Minority interests		**110,771**	101,318
		445,679	414,154
Earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB cents per share)			
— basic and diluted	31	**9.97**	9.48
Dividends	32	**145,162**	146,140

The notes on pages 64 to 136 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

	Note 21(a)	Capital/share capital RMB'000	Other reserves RMB'000	(Accumulated losses)/retained earnings RMB'000	Minority interests RMB'000	Total Equity RMB'000
		Attributable to equity holders of the Company				
Balance at 1 January 2005		724,254	3,630,177	(1,199,238)	891,908	4,047,101
Profit for the year		—	—	312,836	101,318	414,154
Effect on merger of equity interests in subsidiaries	(v)	—	(222,531)	(32,549)	—	(255,080)
Contribution from equity holders of the Company	(vi)	—	435,171	—	—	435,171
Acquisition of equity interest in a subsidiary from minority interests	(vii)	—	(3,844)	—	(40,848)	(44,692)
Transfer (note 21(b)(i))		—	(1,001,232)	1,001,232	—	—
Profit appropriation		—	32,912	(32,912)	—	—
Dividends to minority interests		—	—	—	(51,167)	(51,167)
Dividends declared (note 32)		—	—	(146,140)	—	(146,140)
Distribution to equity holders of the Company	(viii)	—	(161,819)	—	—	(161,819)
Balance at 31 December 2005		724,254	2,708,834	(96,771)	901,211	4,237,528
Profit for the year		—	—	334,908	110,771	445,679
Effect on merger of equity interests in subsidiaries	(v)	—	(26,378)	—	—	(26,378)
Distribution to minority interests	(ix)	—	(95,705)	—	95,705	—
Acquisition of equity interests in subsidiaries from minority interests	(vii)	—	(57,426)	—	(52,933)	(110,359)
Capitalization of reserves into share capital upon transformation (note 20)		2,575,746	(2,575,746)	—	—	—
Profit appropriation		—	73,502	(73,502)	—	—
Dividends to minority interests		—	—	—	(78,892)	(78,892)
Dividends declared (note 32)		—	—	(26,472)	—	(26,472)
Issue of ordinary shares (note 20 and 21)		1,265,000	1,411,059	—	—	2,676,059
Capital contribution from minority interests		—	—	—	16,040	16,040
Balance at 31 December 2006		**4,565,000**	**1,438,140**	**138,163**	**991,902**	**7,133,205**

The notes on pages 64 to 136 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Cash flows from operating activities:			
Cash generated from operations	33(a)	**806,500**	1,068,378
Interest paid		**(91,163)**	(34,230)
Income tax paid		**(172,466)**	(116,652)
Net cash generated from operating activities		**542,871**	917,496
Cash flows from investing activities:			
Acquisition of jointly controlled entities, net of cash acquired	35	**7,904**	58,542
Proceeds from disposal of subsidiaries	33(b)	**57,357**	1,348
Change of a jointly controlled entity to an associate	33(c)	**(8,255)**	—
Proceeds from disposal of investments in an associate		**49**	17,000
Purchase of property, plant and equipment		**(790,829)**	(647,382)
Proceeds from disposal of property, plant and equipment		**11,979**	18,858
Purchase of intangible assets		**(904)**	(483)
Purchase of land use rights		**(72,516)**	(767,301)
Proceeds from disposal of land use rights		**4,922**	64,183
Decrease in long-term bank deposits		**—**	1,238
Loans granted to related parties		**(132,235)**	(292,763)
Loan repayments received from related parties		**200,704**	461,550
Loans granted to Transfer-out Companies		**—**	(170,000)
Loan repayments received from Transfer-out Companies		**—**	580,000
Interest received		**9,109**	8,493
Dividends received		**123,901**	105,569
Increase in investments in associates		**(23,840)**	(73,595)
Purchase of available-for-sale financial assets		**(1,673)**	—
Proceeds from disposal of available-for-sale financial assets		**5,009**	1,777
Acquisition of equity interests of certain Transfer-in Companies and Jin Jiang Hotels Development under common control		**(113,941)**	(336,513)
Acquisition of equity interests in subsidiaries from minority interests		**(112,035)**	(43,016)
Net cash used in investing activities		**(835,294)**	(1,012,495)

Consolidated Cash Flow Statement (Continued)

For the year ended 31 December 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Cash flows from financing activities:			
Proceeds from issue of ordinary shares, net of issuing expenses paid		**2,737,867**	—
Capital contributions from minority shareholders		**16,040**	—
Capital injections to Transfer-in Companies by their then equity holders		**—**	142,490
Proceeds from bank borrowings		**1,282,659**	2,279,593
Repayments of bank borrowings		**(790,493)**	(1,133,931)
Repayments of related party borrowings		**—**	(586,100)
Proceeds from borrowings to Transfer-out Companies		**—**	(47,300)
Dividends paid by Transfer-in Companies to Jin Jiang International		**—**	(92,846)
Dividends paid to minority interests		**(78,892)**	(51,167)
Decrease in deposits from related parties		**(18,169)**	(558,211)
Dividends paid to equity holders	32	**(172,612)**	—
Net cash generated from/(used in) financing activities		**2,976,400**	(47,472)
Increase/(decrease) in cash and cash equivalents		**2,683,977**	(142,471)
Cash and cash equivalents at beginning of the year		**832,916**	975,387
Cash and cash equivalents at end of the year	19	**3,516,893**	832,916

The notes on pages 64 to 136 are an integral part of these consolidated financial statements.

1 Organisation, Reorganisation and Principal Activities

Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state-owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly-owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 5% equity interest in the Company to its wholly-owned subsidiary, Shanghai Jin Jiang International Investment & Management Company Limited (formerly known as Shanghai Huating Group Company Limited).

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of the People's Republic of China (the "PRC" or "Mainland China") by converting its paid-in capital and reserves of Renminbi ("RMB") 3,300,000,000 at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

On 15 December 2006 and 20 December 2006, totally 1,265,000,000 ordinary shares of RMB1 per share newly issued by the Company through a public offer in Hong Kong and an international placing were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

The address of the Company's registered office is Room 316–318, No. 24, Yang Xin Road East, Shanghai, the People's Republic of China.

The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China.

These consolidated financial statements have been approved for issue by the board (the "Board") of directors of the Company on 20 April 2007.

Significant changes in the organisational structure of the Group during the year ended 31 December 2006 and 2005 are summarized below:

(a) Transfers of equity interests in companies between the Group and Jin Jiang International

As part of the several group reorganising transactions (the "Reorganisation"), the Group transferred its equity interests in certain subsidiaries (the "Transfer-out Companies"), a jointly controlled entity and certain associates, to Jin Jiang International; Jin Jiang International and its other subsidiaries (other than the Group) transferred their equity interests in certain subsidiaries (the "Transfer-in Companies"), jointly controlled entities and associates which were engaged in Hotel Related Businesses, to the Group.

(b) Change in the Company's equity interests in Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development", formerly known as Shanghai New Asia (Group) Company Limited)

The A shares and B shares of Jin Jiang Hotels Development are listed on the Shanghai Stock Exchange of Mainland China. Before the Reorganisation, the Company directly held 42.32% of its equity interest. Pursuant to the Reorganisation, in December 2005, the Company acquired an aggregate of 10.14% equity interest in Jin Jiang Hotels Development at a total consideration of approximately RMB218,924,000, including 8.07% equity interest from other state-owned enterprises under the administration and control of Shanghai SASAC.

Pursuant to the implementation of a share reform, the Company gave away for free 4.85% equity interest in Jin Jiang Hotels Development to other A share public shareholders in January 2006, including payment of respective portion of other A share non-public shareholders, and subsequently acquired from the market 2.44% equity interest at a total consideration of approximately RMB100,048,000 from then to March 2006. Since then, the Company directly held 50.05% equity interest in Jin Jiang Hotels Development. In 2007, due to the redemption of shares by other A share non-public shareholders as mentioned above, the Company's equity interest in Jin Jiang Hotels Development was increased to 50.31%.

2 Basis of Presentation

The Group, the Transfer-in Companies as described in note 1(a) and Jin Jiang Hotels Development as described in note 1(b) above are under common control of Shanghai SASAC both before and after the Reorganisation. The transfer of equity interests in the Transfer-in Companies and the acquisition of the 8.07% equity interests in Jin Jiang Hotels Development are therefore regarded as common control combinations and accounted for using the principles of merger accounting in accordance with the Accounting Guideline No. 5 — "Merger Accounting for Common Control Combination" issued by the Hong Kong Institute of Certificated Public Accountants (the "HKICPA"). Financial statement items of the Transfer-in Companies and Jin Jiang Hotels Development are included in the Group's consolidated financial statements as if the combinations had occurred from the date when these companies first came under the control of Shanghai SASAC.

Assets, liabilities and equity of the above companies are included in the Group's consolidated financial statements at the carrying amounts in the consolidated financial statements of Shanghai SASAC as if they had been prepared, including any adjustments required for conforming the Group's accounting policies and applying those policies to all periods presented. There is no recognition of goodwill or excess of the Group's interest in net fair value of identifiable assets, liabilities and contingent liabilities of these companies over cost at the time of the common control combinations. For companies which were previously acquired from third parties, the Group's consolidated financial statements include the fair value of identifiable assets and liabilities of such companies at the respective dates of original acquisitions from third parties, any remaining goodwill arising on such acquisitions and minority interests.

The results of these companies are included in the Group's consolidated financial statements from the earliest date presented or since the date when these companies first came under the control of Shanghai SASAC, where this is a shorter period, regardless of the dates of the common control combinations. The Group's consolidated financial statements have also taken into account the profit or loss attributable to minority interests that should have been recorded in the consolidated financial statements of Shanghai SASAC as if they had been prepared.

The effects of all transactions between the companies now comprising the Group, whether occurring before or after the common control combinations, are eliminated in preparing the Group's consolidated financial statements.

Expenditure incurred in relation to the common control combinations is recognized as an expense in the consolidated income statements.

The names of companies acquired under common control combinations, the respective dates of common control combinations and the composition and fair value of the considerations are set out as follows:

Name of combining entities	Date of combination	Consideration
Jin Jiang Hotel Company Limited Cypress Hotel Company Limited Y.M.C.A Hotel Company Limited Shanghai Rainbow Hotel Company Limited Shanghai Galaxy Hotel Company Limited Shanghai Hua Ting Guest House Company Limited Shanghai Hotel Company Limited Jinsha Hotel Company Limited Shanghai Yulan Hotel Company Limited Shanghai Jin Jiang Da Hua Hotel Company Limited Shanghai Jin Jiang Tower Company Limited (previously operating Jin Jiang Tower)	31 March 2005	100% equity interests in these companies at nil consideration
Shanghai Jin Jiang International Hotel Investment Company Limited Jin Jiang International Finance Company Limited	31 March 2005	80% equity interests in these companies at nil consideration
Jin Jiang Inn Company Limited	31 March 2005	74% equity interest in this company at nil consideration
Shanghai Jiu Long Hotel Company Limited	31 March 2005	60% equity interest in this company at nil consideration
Wuhan Jin Jiang International Hotel Company Limited	31 March 2005	50% equity interest in this company at nil consideration
Kunming Jin Jiang Hotel Company Limited	75% equity interest on 31 March 2005 and 25% equity interest on 30 March 2006	75% equity interest in this company in 2005 at nil consideration and the remaining 25% equity interest in 2006 at nil consideration
Shanghai Jin Jiang Park Hotel Company Limited Shanghai Jin Jiang Pacific Hotel Company Limited Shanghai Peace Palace Hotel Company (previously operating Peace Palace Hotel)	30 September 2005	100% equity interests in these companies at nil consideration
Shanghai Peace Hotel Company Limited	30 September 2005	99% equity interest in this company at nil consideration and 1% equity interest at RMB1,702,000
Jin Jiang Hotels Development	4.45%, 1.29% and 2.33% equity interests on 22, 27 and 28 December 2005, respectively	8.07% equity interest in this company at a cash consideration of RMB174,232,000
Shanghai Linqing Hotel Company Limited	2 March 2006	90% equity interest in this company at a cash consideration of RMB3,042,000
Shanghai Peace Snack Culture Company Limited	14 March 2006	51% equity interest in this company at a cash consideration of RMB2,586,000
Shanghai Jin Jiang International Hotels Group (HK) Company Limited	10 April 2006	98.61% equity interest in this company at a cash consideration of Hong Kong Dollars ("HK$") 72,436,000
Shanghai Jin Jiang International Management College	12 May 2006	100% equity interest in this entity at a total cash consideration of RMB6,801,000

No significant accounting adjustments have been made to the net assets and net profit or loss of the above companies prepared under Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA to achieve consistency of their accounting policies with those of the Group as set out in note 3 below. The following significant adjustments have been made to the net assets and net profit or loss of certain of the above companies as a consequence of the common control combinations:

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Adjustments to net assets		
— fair value adjustments of assets and liabilities of Kunming Jin Jiang Hotel Company Limited, Jin Jiang Tower and Jin Jiang Inn Company Limited which acquired by Jin Jiang International from parties not under the control of Shanghai SASAC	**77,397**	79,809
— adjustments of carrying value of assets of Jin Jiang Hotels Development acquired from the Company at amounts above their then carrying value	**(143,718)**	(148,073)
Adjustments to profit/(loss)		
— fair value adjustments of assets and liabilities of Kunming Jin Jiang Hotel Company Limited, Jin Jiang Tower and Jin Jiang Inn Company Limited which acquired by Jin Jiang International from parties not under the control of Shanghai SASAC	**(2,264)**	(2,264)
— adjustments of carrying value of assets of Jin Jiang Hotels Development acquired from the Company at amounts above their then carrying value	**4,355**	4,355

Details of the adjustments to the consolidated reserves with respect to these common control combinations are set out in note 21(a)(v).

After control of a subsidiary is obtained, changes in equity interest in that subsidiary that do not result in a loss of control, including the transfer and acquisition of equity interests in Jin Jiang Hotels Development to/from parties not controlled by Shanghai SASAC as mentioned in note 1(b) above, is treated as transactions with equity holders in their capacity as equity holders. No gain or loss is recognized in the consolidated income statement with respect to such changes. The carrying amount of the non-controlling interest is adjusted to reflect the change in the Group's interest in the subsidiary's net assets. Any difference between the amount by which the non-controlling interest is so adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to equity holders of the Company.

The purchase method of accounting is used to account for the acquisitions of equity interests in subsidiaries from parties not under the control of Shanghai SASAC, and the transfers of equity interests in associates and jointly controlled entities to the Group from Jin Jiang International and its other subsidiaries (other than the Group).

Notes to the Consolidated Financial Statements

For the year ended 31 December 2006

3 *Summary of Significant Accounting Policies*

The consolidated financial statements of the Group have been prepared in accordance with HKFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 5.

The following new standards, amendments to standards and interpretations are mandatory for financial year ended 31 December 2006.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 1 & 6 (Amendments)	First-time Adoption of Hongkong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

The adoption of the above new standards, amendments to standards and interpretations did not have any significant impacts to the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted. The directors anticipate that adoption of these standards, amendments to standards and interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Agreements

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

The principal accounting policies adopted set out below:

(a) *Subsidiaries*

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Apart from the transfer of equity interests regarded as common control combinations as mentioned in note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (note 3(h)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (note 3(i)). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) *Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (note 3(h)).

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognized in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (note 3(i)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(c) Jointly controlled entities

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's consolidated financial statements. The Group recognizes the portion of gains or losses on the sale of assets by the Group to the jointly controlled entities that it is attributable to the other venturers. The Group does not recognize its share of profits or losses from the jointly controlled entities that result from the Group's purchase of assets from the jointly controlled entities until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (note 3 (i)). The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(d) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and Liabilities, such as equity instruments held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets and Liabilities, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

— assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

— income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

— all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(f) Property, plant and equipment

Construction-in-progress represents properties under construction and is stated at cost less accumulated impairment losses. This includes cost of construction and other direct costs. Construction-in-progress is not depreciated until such time as the assets are completed and are ready for operational use.

Property, plant and equipment other than construction-in-progress are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Buildings	20–40 years
Plant and machinery	3–20 years
Motor vehicles	3–12 years
Furniture, fittings and equipment	3–17 years
Renovations and leasehold improvements	5–20 years but not exceeding the lease period

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in the income statement.

(g) ***Land use rights***

Land use rights are stated at cost less accumulated amortization and accumulated impairment losses, if any. Cost represents consideration paid for the rights to use the land on which various plants and buildings are situated for periods varying from 20 to 50 years. Amortization of land use rights is calculated on the straight-line method over the period of the land use rights.

(h) ***Intangible assets***

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, jointly controlled entity or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries and jointly controlled entities is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of overall. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) *Computer software*

Acquired computer software licences are capitalized on the basis of costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (3 to 5 years).

(iii) *Others*

Other intangible assets mainly include use rights for certain internet access and electricity, and are amortized on a straight-line basis over the shorter of their effective beneficial lives or estimated useful period from 5 to 20 years.

(i) ***Impairment of investments in subsidiaries, associates and non-financial assets***

Assets that have an indefinite useful life or have not yet available for use are not subject to amortization, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) ***Financial assets***

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months from the balance sheet date.

(ii) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(iii) *Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year ended 31 December 2006, the Group did not hold any investments in this category.

(iv) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the financial assets within 12 months from the balance sheet date.

Purchases and sales of financial assets are recognized on trade-date — the date on which the Group commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category, including interest and dividend income, are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains or losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement — is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(k) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(l) Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(m) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of 3 months or less.

(n) Share capital

Ordinary shares are classified as equity.

Incremental cost directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(o) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(q) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(r) Employee benefits

(i) Pension obligations

The Group companies in Mainland China participate in defined contribution retirement benefit plans organized by relevant government authorities for its employees in Mainland China and contribute to these plans based on certain percentage of the salaries of the employees on a monthly basis, up to a maximum fixed monetary amount, as stipulated by the relevant government authorities. The government authorities undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans.

The Group's subsidiary in Hong Kong participates in a mandatory provident fund ("MPF scheme") for its employees in Hong Kong. Both the Group and the employees are required to contribute 5% of the salaries of the employee's, up to a maximum of HK$1,000 per employee per month. The assets of MPF scheme are held separately from those of the Group in an independent administered fund.

The Group has no further obligation for post-retirement benefits beyond the contributions made. The contributions to these plans and MPF are recognized as employee benefit expense when incurred.

(ii) Housing benefits

Employees of the Group companies in Mainland China are entitled to participate in government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis, up to a maximum fixed monetary amount, as stipulated by the relevant government authorities. The Group's liability in respect of these funds is limited to the contribution payable in each period. Contributions to the funds are expensed as incurred.

(s) Provisions and contingent liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

(t) Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are recognized in the income statement on a straight line basis over the expected lives of the related assets.

(u) Revenue recognition

Revenue from hotel accommodation, hotel management and related services, food and beverage sales and other ancillary services is recognized when the services are rendered.

Sales of goods are recognized when the Group has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.

Rental revenue from properties is recognized on a straight-line basis over the periods of the respective leases.

Interest income is recognized on a time-proportion basis using the effective interest method.

Dividend income is recognized when the right to receive payment is established.

(v) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(w) Dividend distribution

Dividend distribution to the equity holders of the Company is recognized as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the equity holders of the Company.

4 *Financial Risk Management*

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

(i) Foreign exchange risk

The Group mainly operates in Mainland China and most of the Group's transactions, assets and liabilities are denominated in RMB. Foreign currencies are however required to settle payments for the Group's purchases of equipment from overseas suppliers and certain expenses. Foreign currencies are also received from overseas customers and part of cash proceeds from the issue of H Shares are kept in HK$. The Group's cash and cash equivalents and borrowings as at 31 December 2006 included foreign currencies, denominated in either United States Dollars ("US$") or HK$, are disclosed in notes 19 and 23.

As at 31 December 2006, the Group has not used any forward contracts, currency borrowings, or other means to hedge its foreign currency exposure. The exchange rate for RMB against US$ and HK$ have been stable, however, in the event of a substantial appreciation of RMB against US$ and HK$ in the future, it may in turn adversely affect the operating results of the Group.

RMB is not freely convertible into other foreign currencies. Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by Mainland China government.

(ii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates as the Group has no significant interest-bearing assets. The Group's exposure to changes in interest rates is mainly attributable to its borrowings. Borrowings at variable rates expose the Group to cash flow interest-rate risk. Borrowings at fixed rates expose the Group to fair value interest-rate risk. Details of the Group's borrowings have been disclosed in note 23.

The Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

(iii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheets either as available-for-sale financial assets or as financial assets at fair value through profit or loss. The Group is not exposed to commodity price risk.

(iv) Credit risk

The Group has no significant concentrations of credit risk. It has policies that limit the amount of credit exposure to any customer. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances.

(v) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain flexibility in funding by keeping committed credit lines available.

(b) Fair value estimation

The fair value of financial instruments is determined based on the policies disclosed in note 3(j). The fair value of financial assets and liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair values of non-current borrowings are disclosed in note 23.

The face values less any estimated credit adjustments for other financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

5 Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(ii) Deferred tax assets

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group's management determines the deferred tax assets based on the enacted or substantially enacted tax rates and laws and best knowledge of profit projections of the Group for coming years during which the deferred tax assets are expected to be utilized. Management revises the assumptions and profit projections by the balance sheet date.

(iii) Impairment of property, plant and equipment

The Group's management assesses at each of the balance sheet date whether property, plant and equipment have any indication of impairment, in accordance with the accounting policy stated in note 3(i). The recoverable amount is higher of an asset's value in use and fair value less costs to sell, which is estimated based on the best information available to reflect the amount that is obtainable at each of the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs to disposal, or cash to be generated from continuously using the assets.

(iv) Impairment of trade and other receivables

The Group's management estimates the provision of impairment of trade and other receivables by assessing their recoverability. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible and require the use of estimates. Where the expectation is different from the original estimate, such difference will impact carrying value of trade and other receivable and impairment charge in the period in which such estimate has been changed.

(b) Critical judgements in applying the Group's accounting policies

(i) Leasehold improvements on leased premises

The Group operates certain hotels on leased premises in Mainland China and incurs construction or renovation expenditures for these hotels. Some landlords named in the corresponding lease agreements have informed the Group that they are unable to produce proper building ownership certificates or to provide valid lease permits or other necessary permissions. However, based on the Group's past experiences and available information and after consultation with the Group's legal advisor, the directors of the Company are of the view that such problem is unlikely to cause the interruption or termination of these leases or to have a material effect on the carrying values of the related leasehold improvements of approximately RMB214,991,000 as at 31 December 2006 (2005: approximately RMB121,219,000). Accordingly, no impairment for such leasehold improvements is considered necessary to be made according to the Group's accounting policies.

(ii) Fair value of available-for-sale financial assets

The fair value of available-for-sale financial assets that are not traded in an active market can be determined by using valuation technique. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on existing market conditions at each balance sheet date. When the fair value cannot be reliably measured, such available-for-sale financial assets are measured at cost and assessed whether there is objective evidence of impairment at each balance sheet date.

6 Turnover and Segment Information

During the year ended 31 December 2006, the Group's Hotel Related Businesses were organized into four main business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of star-rated hotels;

(2) Star-rated hotel management: provision of hotel management services to star-rated hotels owned by the Group or other parties;

(3) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties; and

(4) Restaurants: operation of fast food or upscale restaurants and related investments.

Other businesses of the Group mainly include intra-group financial services, training and education and moon cake production businesses.

(a) Turnover

The Group's revenue which represents turnover for the year ended 31 December 2006 is as follows:

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Star-rated hotel operation		
— Accommodation revenue	**1,413,622**	1,355,077
— Food and beverage sales	**770,476**	660,722
— Rendering of ancillary services	**134,714**	133,458
— Rental revenue	**104,368**	101,854
— Sales of hotel supplies	**42,534**	34,295
	2,465,714	2,285,406
Jin Jiang Inn Budget Hotels	**430,298**	334,900
Star-rated hotel management	**38,342**	36,683
Restaurants	**49,210**	89,738
Others	**46,924**	60,943
	3,030,488	2,807,670

(b) ***Primary reporting format — business segments***

Year ended 31 December 2006

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
External sales	2,465,714	430,298	38,342	49,210	46,924	3,030,488
Inter-segment sales	89,520	14,706	55,232	—	53,771	213,229
Total gross segment sales	2,555,234	445,004	93,574	49,210	100,695	3,243,717
Operating profit	466,973	44,868	50,852	12,880	20,833	596,406
Finance costs (note 28)						(84,581)
Share of results of associates (note 12)	21,323	—	(219)	67,025	(4,180)	83,949
Profit before income tax						595,774
Income tax expense (note 29)						(150,095)
Profit for the year						445,679
Segment assets	7,470,096	1,541,259	197,571	91,226	554,146	9,854,298
Investments in associates (note 12)	93,488	—	653	243,723	9,414	347,278
Total Assets	7,563,584	1,541,259	198,224	334,949	563,560	10,201,576
Total Liabilities	2,297,995	467,782	29,389	6,093	267,112	3,068,371
Capital expenditure	481,259	475,156	1,147	10,234	2,224	970,020
Depreciation (note 7)	280,853	53,859	318	3,916	1,878	340,824
Amortization of land use rights (note 8)	22,694	2,119	—	—	154	24,967
Amortization of intangible assets (note 9)	316	173	—	105	25	619
Impairment of property, plant and equipment (note 7)	9,906	—	—	—	—	9,906
Write-down/(reversal of write-down) inventories	296	(383)	—	—	—	(87)
Impairment of trade and other receivables (note 26)	1,898	175	86	24	7	2,190

Year ended 31 December 2005

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
External sales	2,285,406	334,900	36,683	89,738	60,943	2,807,670
Inter-segment sales	76,892	6,421	53,789	—	33,346	170,448
Total gross segment sales	2,362,298	341,321	90,472	89,738	94,289	2,978,118
Operating profit	406,007	51,404	51,633	18,520	35,815	563,379
Finance costs (note 28)						(37,228)
Share of results of associates (note 12)	17,170	—	(103)	43,525	(4,259)	56,333
Profit before income tax						582,484
Income tax expense (note 29)						(168,330)
Profit for the year						414,154
Segment assets	4,634,552	1,152,995	221,767	155,116	493,430	6,657,860
Investments in associates (note 12)	71,524	—	920	206,941	6,558	285,943
Total Assets	4,706,076	1,152,995	222,687	362,057	499,988	6,943,803
Total Liabilities	2,118,077	284,072	31,599	11,562	260,965	2,706,275
Capital expenditure	1,536,405	347,223	482	4,707	1,206	1,890,023
Depreciation (note 7)	269,182	30,749	209	5,979	2,766	308,885
Amortization of land use rights (note 8)	12,795	2,529	—	—	737	16,061
Amortization of intangible assets (note 9)	287	26	—	205	6	524
(Reversal of)/provision for impairment of property, plant and equipment (note 7)	(1,513)	—	—	500	—	(1,013)
Impairment of available-for-sale financial assets (note 26)	3,230	—	—	—	—	3,230
Write-down of inventories	394	—	—	—	—	394
Provision for/(reversal of) impairment of trade and other receivables (note 26)	2,098	27	(62)	1	1,284	3,348

Unallocated costs which mainly represent corporate expenses are included in the segment of "Others".

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognized arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities. Corporate borrowings are included in the segment of "Others".

Capital expenditure comprises additions to property, plant and equipment (note 7), land use rights (note 8) and intangible assets (note 9), including additions resulting from acquisition through business combinations other than common control combination (note 35).

(c) Secondary reporting format — geographical segments

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

7 Property, Plant and Equipment

(a) The Group

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Furniture, fittings and equipment RMB'000	Renovations and leasehold improvements RMB'000	Construction in progress RMB'000	Total RMB'000
Cost							
At 1 January 2005	3,281,724	971,502	61,012	230,692	573,295	305,164	5,423,389
Additions	64,380	18,695	4,999	8,683	17,798	577,599	692,154
Acquisition of jointly controlled entities (note 35(a))	320,039	16,186	754	14,892	63,261	14,551	429,683
Disposal of a subsidiary	(28,812)	—	(1,067)	(7,524)	(12,686)	(2,741)	(52,830)
Disposals	(88,498)	(57,964)	(6,420)	(18,009)	(28,772)	—	(199,663)
Transfers	81,661	67,731	889	31,644	184,629	(366,554)	—
At 31 December 2005	3,630,494	1,016,150	60,167	260,378	797,525	528,019	6,292,733
Additions	—	14,447	6,048	9,440	16,004	767,404	813,343
Acquisition of jointly controlled entities (note 35 (b) and (c))	55,049	3,192	484	3,076	15,694	5,708	83,203
Disposal of a subsidiary and change of a jointly controlled entity (note 33(b) and (c))	(63,045)	(48,745)	(2,273)	(1,452)	(26,792)	(83)	(142,390)
Disposals	(87,629)	(46,422)	(8,394)	(32,227)	(47,705)	(2,821)	(225,198)
Transfers	83,038	78,690	1,244	26,994	295,514	(485,480)	—
At 31 December 2006	**3,617,907**	**1,017,312**	**57,276**	**266,209**	**1,050,240**	**812,747**	**6,821,691**
Accumulated depreciation and impairment							
At 1 January 2005	(1,080,295)	(628,093)	(42,595)	(155,682)	(258,646)	—	(2,165,311)
Depreciation charge for the year (note 26)	(103,056)	(79,648)	(5,065)	(25,999)	(95,117)	—	(308,885)
Impairment (charge)/ reversal for the year (note 26)	(19)	1,450	—	82	(500)	—	1,013
Disposal of a subsidiary	5,647	—	705	6,067	10,052	—	22,471
Disposals	63,897	49,018	5,003	14,862	24,732	—	157,512
At 31 December 2005	(1,113,826)	(657,273)	(41,952)	(160,670)	(319,479)	—	(2,293,200)
Depreciation charge for the year (note 26)	(105,552)	(77,252)	(5,250)	(27,935)	(124,835)	—	(340,824)
Impairment charge for the year (note 26)	—	(7,309)	(31)	—	(2,566)	—	(9,906)
Disposal of a subsidiary and change of a jointly controlled entity (note 33(b) and (c))	20,187	32,564	1,644	896	14,218	—	69,509
Disposals	81,847	42,025	7,682	30,040	41,092	—	202,686
At 31 December 2006	**(1,117,344)**	**(667,245)**	**(37,907)**	**(157,669)**	**(391,570)**	**—**	**(2,371,735)**
Net book amount							
At 31 December 2006	**2,500,563**	**350,067**	**19,369**	**108,540**	**658,670**	**812,747**	**4,449,956**
At 31 December 2005	2,516,668	358,877	18,215	99,708	478,046	528,019	3,999,533

Property, plant and equipment of the Group with net book amount of approximately RMB319,563,000 (2005: approximately RMB340,859,000) was pledged as securities for the Group's borrowings (note 23).

Depreciation expenses have been charged to the consolidated income statement as follows (note 26):

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Cost of sales	**319,067**	284,974
Selling and marketing expenses	**2,393**	4,760
Administrative expenses	**19,364**	19,151
	340,824	308,885

Borrowing costs of approximately RMB9,223,000 (2005: approximately RMB1,421,000) (note 28) arising on financing specifically entered into for the construction of certain property, plant and equipment have been capitalized and are included in "Additions" in property, plant and equipment. The capitalization rate was 6.118% (2005: 5.515%).

(b) The Company

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Furniture, fittings and equipment RMB'000	Renovations and leasehold improvements RMB'000	Construction in progress RMB'000	Total RMB'000
Cost							
At 1 January 2005	5,562	—	—	130	—	—	5,692
Additions	—	—	—	84	—	—	84
Transfer in from subsidiaries	587,698	43,486	805	109	32,993	2,029	667,120
Disposals	(5,562)	—	—	—	—	—	(5,562)
At 31 December 2005	587,698	43,486	805	323	32,993	2,029	667,334
Additions	—	1,026	—	215	—	8,760	10,001
Disposals	—	(383)	(252)	(4)	—	(184)	(823)
Transfers	—	2,534	—	—	1,275	(3,809)	—
At 31 December 2006	**587,698**	**46,663**	**553**	**534**	**34,268**	**6,796**	**676,512**
Accumulated depreciation and impairment							
At 1 January 2005	(1,013)	—	—	(95)	—	—	(1,108)
Depreciation charge for the year	—	—	—	(97)	—	—	(97)
Disposals	1,013	—	—	—	—	—	1,013
At 31 December 2005	—	—	—	(192)	—	—	(192)
Depreciation charge for the year	(16,011)	(14,727)	(403)	(141)	(8,392)	—	(39,674)
Impairment charge for the year	—	(1,734)	—	—	(76)	—	(1,810)
Disposals	—	257	92	2	—	—	351
At 31 December 2006	**(16,011)**	**(16,204)**	**(311)**	**(331)**	**(8,468)**	—	**(41,325)**
Net book amount							
At 31 December 2006	**571,687**	**30,459**	**242**	**203**	**25,800**	**6,796**	**635,187**
At 31 December 2005	587,698	43,486	805	131	32,993	2,029	667,142

8 *Land Use Rights*

Land use rights represent the net book amount of prepaid operating lease payments. All the land use rights of the Group are located in Mainland China and are held on leases from 20 to 50 years. Movements in land use rights are as follows:

(a) The Group

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Cost		
At beginning of the year	**1,065,861**	371,886
Additions	**72,516**	767,301
Disposal of subsidiaries (note 33(b))	**(1,872)**	(3,850)
Disposals	**(7,949)**	(69,476)
At end of the year	**1,128,556**	1,065,861
Accumulated amortization		
At beginning of the year	**(44,033)**	(43,644)
Charge for the year (note 26)	**(24,967)**	(16,061)
Disposal of subsidiaries (note 33(b))	**66**	794
Disposals	**1,805**	14,878
At end of the year	**(67,129)**	(44,033)
Net book amount		
At end of the year	**1,061,427**	1,021,828

Amortization expenses have been charged to the consolidated income statement as follows (note 26):

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Cost of sales	**24,967**	16,061

(b) ***The Company***

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Cost		
At beginning of the year	**49,908**	45,520
Addition	**269**	—
Transfer in from subsidiaries	—	49,908
Disposals	—	(45,520)
At end of the year	**50,177**	49,908
Accumulated amortization		
At beginning of the year	—	(9,731)
Charge for the year	**(1,285)**	—
Disposals	—	9,731
At end of the year	**(1,285)**	—
Net book amount		
At end of the year	**48,892**	49,908

9 *Intangible Assets*

(a) The Group

	Goodwill RMB'000	Software RMB'000	Others RMB'000	Total RMB'000
Cost				
At 1 January 2005	17,451	1,061	920	19,432
Additions	—	449	34	483
Acquisition of jointly controlled entities (note 35(a))	—	188	214	402
Disposal of a subsidiary	—	—	(21)	(21)
At 31 December 2005	17,451	1,698	1,147	20,296
Additions	—	904	—	904
Acquisition of a jointly controlled entity (note 35(c))	—	—	54	54
Change of a jointly controlled entity (note 33(c))	—	(1,093)	—	(1,093)
At 31 December 2006	**17,451**	**1,509**	**1,201**	**20,161**
Accumulated amortization				
At 1 January 2005	—	(450)	(379)	(829)
Charge for the year (note 26)	—	(324)	(200)	(524)
Disposal of a subsidiary	—	—	4	4
At 31 December 2005	—	(774)	(575)	(1,349)
Charge for the year (note 26)	—	(356)	(263)	(619)
Change of a jointly controlled entity (note 33(c))	—	718	—	718
At 31 December 2006	—	**(412)**	**(838)**	**(1,250)**
Net book amount				
At 31 December 2006	**17,451**	**1,097**	**363**	**18,911**
At 31 December 2005	17,451	924	572	18,947

Amortization expenses have been charged to the consolidated income statement as follows (note 26):

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Cost of sales	**619**	524

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") identified according to business segment. A segment level summary of the goodwill is presented below:

	At 31 December 2006 RMB'000	2005 RMB'000
Star-rated hotel operation	**11,003**	11,003
Jin Jiang Inn Budget Hotels	**6,448**	6,448
	17,451	17,451

The principal component of goodwill represents the excess of cost of acquisition of certain star-rated hotel and Jin Jiang Inn Budget Hotels over the fair value of the identified net assets acquired. The goodwill impairment assessment is based on recoverable amounts of respective CGUs which are determined by the higher of their fair value (less cost to sell) or value-in-use estimate. In view of the performance of the CGUs, the provision for impairment losses is not considered necessary.

(b) ***The Company***

	Other intangible assets RMB'000
Cost	
At 1 January 2005	—
Transfer in from subsidiaries	62
At 31 December 2005 and 2006	**62**
Accumulated amortization	
At 1 January 2005 and 2006	—
Charge for the year ended 31 December 2006	(21)
At 31 December 2006	**(21)**
Net book amount	
At 31 December 2006	**41**
At 31 December 2005	62

10 *Investments in Subsidiaries — The Company*

	At 31 December 2006 RMB'000	2005 RMB'000
Investments at cost		
— Shares of a listed company (i)	**685,434**	585,385
— Unlisted equity investments	**1,965,253**	2,122,404
	2,650,687	2,707,789

(i) The balance represents the Group's investment in Jin Jiang Hotels Development.

Particulars of the Company's principal subsidiaries are set out in note 37.

11 *Investments in Jointly Controlled Entities*

(a) The Group

The Group's share of assets and liabilities, revenue and results of jointly controlled entities included in consolidated balance sheet and consolidated income statement during the year ended 31 December 2006 are set out as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Assets		
Non-current assets	**959,431**	760,792
Current assets	**196,097**	218,055
	1,155,528	978,847
Liabilities		
Non-current liabilities	**200,110**	134,502
Current liabilities	**200,545**	190,756
	400,655	325,258
Net assets	**754,873**	653,589
Proportionate interests in jointly controlled entities' commitments	**18,593**	5,675

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Revenue	**644,605**	542,745
Expenses	**(522,858)**	(448,008)
Profit before income tax	**121,747**	94,737
Income tax expense	**(37,353)**	(24,999)
Profit for the year	**84,394**	69,738

There are no significant contingent liabilities relating to the Group's investments in the jointly controlled entities, and no significant contingent liabilities of the ventures themselves.

Particulars of the Group's principal jointly controlled entities are set out in note 37.

(b) The Company

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Unlisted equity investments, at cost	**518,242**	460,477

12 *Investments in Associates*

(a) The Group

	At 31 December 2006 RMB'000	2005 RMB'000
At beginning of the year	**285,943**	318,932
Additions	**46,972**	86,193
Share of results of associates		
— Profit before income tax	**129,141**	92,817
— Income tax expense	**(45,192)**	(36,484)
	83,949	56,333
Declaration of dividends	**(69,537)**	(66,424)
Disposals	**(49)**	(109,091)
At end of the year	**347,278**	285,943

Investments in associates at 31 December 2006 include goodwill of RMB23,880,000 (2005: nil).

A summary of the financial information of the Group's associates, all of which are unlisted, in aggregate is as follows:

	At 31 December 2006 RMB'000	2005 RMB'000
Total assets	**567,498**	536,449
Total liabilities	**220,220**	250,506
Revenue	**1,082,828**	896,493
Profit for the year	**83,949**	56,333

Particulars of the Group's principal associates are set out in note 37.

(b) The Company

	At 31 December 2006 RMB'000	2005 RMB'000
Unlisted equity investments, at cost	**29,905**	13,105

13 *Available-for-sale Financial Assets*

(a) The Group

	At 31 December	
	2006	2005
	RMB'000	RMB'000
At beginning of the year	**283,633**	290,642
Additions	**12,496**	4,500
Acquisition of jointly controlled entities (note 35)	**1,521**	3,868
Impairment charge (note 26)	**—**	(3,230)
Disposals	**(1,343)**	(12,147)
At end of the year	**296,307**	283,633

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Unlisted equity investments, at cost (i)	**310,031**	297,357
Less: provision for impairment	**(13,724)**	(13,724)
	296,307	283,633

(b) The Company

	At 31 December	
	2006	2005
	RMB'000	RMB'000
At beginning of the year	**211,489**	217,442
Additions	**—**	4,500
Disposals	**—**	(10,453)
At end of the year	**211,489**	211,489

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Unlisted equity investments, at cost (i)	**213,489**	213,489
Less: provision for impairment	**(2,000)**	(2,000)
	211,489	211,489

(i) The balance represents the Group's/the Company's investments in various companies which do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

14 Deferred Income Tax

(a) The Group

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	At 31 December 2006 RMB'000	At 31 December 2005 RMB'000
Deferred tax assets		
— Deferred tax assets to be recovered after more than 12 months	**13,082**	11,877
— Deferred tax assets to be recovered within 12 months	**4,198**	2,938
	17,280	14,815
Deferred tax liabilities		
— Deferred tax liabilities to be settled after more than 12 months	**(204,347)**	(196,296)
— Deferred tax liabilities to be settled within 12 months	**(7,957)**	(4,389)
	(212,304)	(200,685)
	(195,024)	(185,870)

The gross movement on the deferred income tax account is as follows:

	Year ended 31 December 2006 RMB'000	Year ended 31 December 2005 RMB'000
At beginning of the year	**(185,870)**	(93,550)
Acquisition of jointly controlled entities (note 35)	**(14,930)**	(84,785)
Credited/(charged) to income statement (note 29)	**5,191**	(7,535)
Disposal of a subsidiary (note 33(b))	**585**	—
At end of the year	**(195,024)**	(185,870)

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:

	Impairment of assets RMB'000	Accelerated accounting depreciation RMB'000	Tax losses RMB'000	Provisions RMB'000	Other temporary differences RMB'000	Total RMB'000
At 1 January 2005	13,488	13,975	20,346	3,607	1,086	52,502
Acquisition of jointly controlled entities	465	749	—	—	—	1,214
(Charged)/credited to income statement	(2,688)	(4,975)	(12,255)	1,787	674	(17,457)
At 31 December 2005	11,265	9,749	8,091	5,394	1,760	36,259
Acquisition of jointly controlled entities	116	11	—	—	19	146
Credited/(charged) to income statement	1,723	(875)	(3,244)	(1,195)	251	(3,340)
Disposal of a subsidiary	(10)	—	—	—	—	(10)
At 31 December 2006	**13,094**	**8,885**	**4,847**	**4,199**	**2,030**	**33,055**

Deferred tax liabilities:

	Impairment of assets RMB'000	Accelerated tax depreciation RMB'000	Provisions for staff welfare (i) RMB'000	Other temporary differences RMB'000	Total RMB'000
At 1 January 2005	(4,153)	(114,908)	(25,070)	(1,921)	(146,052)
Acquisition of jointly controlled entities	—	(83,409)	(2,590)	—	(85,999)
Credited to income statement	6	3,811	5,050	1,055	9,922
At 31 December 2005	(4,147)	(194,506)	(22,610)	(866)	(222,129)
Acquisition of jointly controlled entities	—	(14,576)	(263)	(237)	(15,076)
Credited to income statement	470	5,074	2,292	695	8,531
Disposal of a subsidiary	—	446	149	—	595
At 31 December 2006	**(3,677)**	**(203,562)**	**(20,432)**	**(408)**	**(228,079)**

(i) Certain unpaid staff welfare of the Group were deductible for PRC current income tax purpose. However, it did not meet the definition of liabilities under HKFRS, which resulted in a deferred tax liability.

Deferred tax assets are recognized for tax losses carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. The Group did not recognize deferred income tax assets of approximately RMB52,096,000 (2005: approximately RMB71,115,000) in respect of tax losses, as the directors of the Company believe it is more likely than not that such tax losses would not be realized before their expiry between 2007 to 2011. The expiry of related unrecognized deferred income tax assets are analyzed as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Within 1 year	**14,983**	15,681
Between 1 and 2 years	**8,877**	16,974
Between 2 and 3 years	**2,754**	13,448
Between 3 and 4 years	**16,418**	6,491
Between 4 and 5 years	**9,064**	18,521
	52,096	71,115

(b) *The Company*

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Deferred tax assets to be recovered after more than 12 months	**—**	512
Deferred tax liabilities to be settled after more than 12 months	**(86)**	—
	(86)	512

The gross movement on the deferred income tax account is as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
At beginning of the year	**512**	(711)
Charged to income statement	**(598)**	(70)
Transfer in from subsidiaries	**—**	1,293
At end of the year	**(86)**	512

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:

	Impairment of assets RMB'000	Accelerated accounting depreciation RMB'000	Total RMB'000
At 1 January 2005	—	—	—
Transfer in from subsidiaries	157	2,317	2,474
At 31 December 2005	157	2,317	2,474
Credited/(charged) to income statement	194	(1,898)	(1,704)
At 31 December 2006	**351**	**419**	**770**

Deferred tax liabilities:

	Provisions for staff welfare (i) RMB'000
At 1 January 2005	(711)
Transferred in from subsidiaries	(1,181)
Charged to income statement	(70)
At 31 December 2005	(1,962)
Credited to income statement	1,106
At 31 December 2006	**(856)**

(i) Certain unpaid staff welfare of the Group were deductible for PRC current income tax purpose. However, it did not meet the definition of liabilities under HKFRS, which resulted in a deferred tax liability.

A new PRC enterprise income tax law has been enacted subsequent to the year end (note 38(b)).

15 Inventories

(a) The Group

	At 31 December 2006 RMB'000	2005 RMB'000
Raw materials	**17,427**	20,940
Finished goods/goods held for resale	**5,798**	7,311
Consumables and supplies	**26,016**	22,613
	49,241	50,864

The cost of inventories recognized as expense and included in cost of sales amounted to approximately RMB466,080,000 (2005: approximately RMB465,461,000) (note 26).

The Group reversed a previous inventory write-down by approximately RMB87,000 for the year ended 31 December 2006 and wrote down the inventories to the net realizable value by approximately RMB394,000 for the year ended 31 December 2005 (note 26).

(b) The Company

	At 31 December 2006 RMB'000	2005 RMB'000
Raw materials	**2,909**	2,846
Finished goods/goods held for resale	**287**	418
Consumables and supplies	**804**	851
	4,000	4,115

16 Trade and Other Receivables

(a) The Group

	At 31 December 2006 RMB'000	2005 RMB'000
Trade receivables	67,188	65,820
Less: provision for impairment of trade receivables	(6,374)	(9,760)
Trade receivables — net	60,814	56,060
Amounts due from related parties (note 36(b))	102,125	181,623
Prepayments and deposits	75,686	46,621
Receivables on disposal of property, plant and equipment and land use rights	—	1,774
Loans to third parties	3,756	12,214
Receivables on disposal of subsidiaries (note 33(b))	55,748	—
Others	26,349	30,770
Less: provision for impairment of other receivables	(5,726)	(12,773)
Other receivables — net	257,938	260,229
	318,752	316,289

The majority of the Group's sales in its Hotel Related Businesses are retail sales and no credit terms are granted. For certain corporate or travel agency customers, the sales are made with credit terms from 30 to 90 days generally. Aging analysis of trade receivables at respective balance sheet dates are as follows:

	At 31 December 2006 RMB'000	2005 RMB'000
Current to 3 months	55,119	52,123
3 months to 1 year	5,986	5,044
Over 1 year	6,083	8,653
	67,188	65,820

Provision for impairment of trade receivables over 1 year is approximately RMB4,854,000 (2005: approximately RMB7,619,000).

The creation and usage of provision for impaired receivables have been included in "Administrative expenses" in the consolidated income statement (note 26).

The carrying amount of trade and other receivables approximate their fair value.

(b) ***The Company***

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Trade receivables	**6,611**	7,533
Less: provision for impairment of trade receivables	**(222)**	(246)
Trade receivables — net	**6,389**	7,287
Amounts due from related parties (note 36(c))	**125,664**	213,503
Prepayments and deposits	**3,518**	1,250
Receivables on disposal of subsidiaries	**54,509**	—
Others	**1,696**	1,273
Less: provision for impairment of other receivables	**(310)**	(230)
Other receivables — net	**185,077**	215,796
	191,466	223,083

Aging analysis of trade receivables at respective balance sheet dates are as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Current to 3 months	**6,074**	7,100
3 months to 1 year	**399**	256
Over 1 year	**138**	177
	6,611	7,533

The carrying amount of trade and other receivables approximate their fair value.

17 Other Financial Assets at Fair Value Through Profit or Loss — The Group

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Listed funds	—	2,322

The carrying amounts of the above financial assets are classified as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Held for trading	—	2,322

Other financial assets at fair value through profit or loss are presented within the section on operating activities as part of changes in working capital in the consolidated cash flow statement (note 33(a)).

18 Restricted Cash — The Group

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Mandatory reserve deposit	**78,679**	68,292

Restricted cash represents mandatory reserve deposit of Jin Jiang International Finance Company Limited, a subsidiary and non-bank finance company, placed with the People's Bank of China, the central bank of Mainland China. The weighted average effective interest rate on mandatory reserve deposit was 1.89% (2005: 1.89%) per annum.

19 *Cash and Bank Deposits*

(a) The Group

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Cash at bank and in hand	**735,893**	725,016
Bank deposits	**2,827,852**	156,321
	3,563,745	881,337
Less: long-term bank deposits due after 12 months	**(23,426)**	(48,421)
long-term bank deposits due within 12 months	**(23,426)**	—
Cash and cash equivalents	**3,516,893**	832,916
Cash and bank deposits denominated in		
— RMB	**717,552**	792,627
— US$ and HK$	**2,846,193**	88,710
	3,563,745	881,337

(i) The weighted average effective interest rate on short-term bank deposits, with maturities ranging from 7 days to 360 days, was 3.85% (2005: 2.04%) per annum.

(ii) The weighted average effective interest rate on long-term bank deposits, with maturities ranging from 1,080 days to 1,800 days, was 4.76% (2005: 4.76%) per annum.

(b) The Company

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Cash at bank and in hand	**189,171**	279,479
Short-term bank deposits	**2,750,094**	54,335
Cash and cash equivalents	**2,939,265**	333,814
Cash and bank deposits denominated in		
— RMB	**165,754**	331,350
— US$ and HK$	**2,773,511**	2,464
	2,939,265	333,814

The weighted average effective interest rate on short-term bank deposits, with maturities ranging from 7 days to 360 days, was 3.87% (2005:1.86%) per annum.

20 *Capital/Share Capital — The Group and The Company*

	Registered and paid-in capital	Share capital	
		Number	Amount
	RMB'000	'000	RMB'000
At 1 January 2005 and 2006 (i)	724,254	—	—
Upon transformation by conversion of the following to share capital (ii)			
— Registered and paid-in capital	(724,254)	724,254	724,254
— Reserves	—	2,575,746	2,575,746
Issue of ordinary shares (iii)	—	1,265,000	1,265,000
At 31 December 2006	—	4,565,000	4,565,000

(i) The Company was established in Mainland China on 16 June 1995 as a wholly state-owned company under the Company Law of Mainland China. The registered and paid-in capital of the Company upon incorporation was RMB200,000,000. Pursuant to a series of capital injections on 1 April 1998 and 10 October 1999, the registered and paid-in capital of the Company increased to approximately RMB724,254,000.

(ii) On 11 January 2006, the Company was transformed into a joint stock limited company by converting its paid-in capital of approximately RMB724,254,000 and reserves of approximately RMB2,575,746,000 as at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

(iii) The Company issued 1,100,000,000 and 165,000,000 ordinary shares of RMB1 per share at a price of HK$2.20 on 14 December 2006 and 18 December 2006, respectively, through a public offer in Hong Kong and an international placing. The Company received net proceeds of RMB2,676,059,000 from these new issues.

21 Reserves

(a) The Group

	Other reserves						
	Capital surplus (i) RMB'000	Statutory and discretionary surplus reserve (ii) RMB'000	Statutory public welfare fund (iii) RMB'000	Merger reserve (iv) RMB'000	Total RMB'000	(Accumulated losses) /retained earnings RMB'000	Total RMB'000
At 1 January 2005	1,717,882	153,222	63,291	1,695,782	3,630,177	(1,199,238)	2,430,939
Profit for the year	—	—	—	—	—	312,836	312,836
Effect on merger of equity interests in subsidiaries (v)	—	—	—	(222,531)	(222,531)	(32,549)	(255,080)
Contribution from equity holders of the Company (vi)	435,171	—	—	—	435,171	—	435,171
Acquisition of equity interest in a subsidiary from minority interests (vii)	(3,844)	—	—	—	(3,844)	—	(3,844)
Transfer (note 21(b)(i))	(1,001,232)	—	—	—	(1,001,232)	1,001,232	—
Profit appropriation	—	22,077	10,835	—	32,912	(32,912)	—
Dividends declared (note 32)	—	—	—	—	—	(146,140)	(146,140)
Distribution to equity holders of the Company (viii)	(161,819)	—	—	—	(161,819)	—	(161,819)
At 31 December 2005	986,158	175,299	74,126	1,473,251	2,708,834	(96,771)	2,612,063
Profit for the year	—	—	—	—	—	334,908	334,908
Effect on merger of equity interests in subsidiaries (v)	—	—	—	(26,378)	(26,378)	—	(26,378)
Distribution to minority interests (ix)	(95,705)	—	—	—	(95,705)	—	(95,705)
Acquisition of equity interests in subsidiaries from minority interests (vii)	(57,426)	—	—	—	(57,426)	—	(57,426)
Capitalization of reserves into share capital upon transformation (note 20(ii))	(477,681)	(41,455)	(24,446)	(2,032,164)	(2,575,746)	—	(2,575,746)
Profit appropriation	—	73,502	—	—	73,502	(73,502)	—
Dividends declared (note 32)	—	—	—	—	—	(26,472)	(26,472)
Issue of ordinary shares, net of issuing expenses of RMB184,515,000 (note 20(iii))	1,411,059	—	—	—	1,411,059	—	1,411,059
Transfer (iii)	—	49,680	(49,680)	—	—	—	—
At 31 December 2006	**1,766,405**	**257,026**	—	**(585,291)**	**1,438,140**	**138,163**	**1,576,303**

(i) Capital surplus represents premium arising from equity holders' contribution in excess of paid-in capital or from the issue of shares at a price in excess of their par value per share.

(ii) Pursuant to the Company Law of Mainland China and the articles of association of certain group companies, the Company and its subsidiaries in Mainland China are required to transfer 10% of its net profit, as determined under Mainland China accounting regulations, to statutory surplus reserve until the fund aggregates to 50% of their share capital; after the transfer of statutory surplus reserve, the Company and its subsidiaries in Mainland China can appropriate profit, subject to respective shareholders' approval, to discretionary surplus reserve.

The transfer to statutory and discretionary reserves must be made before distribution of dividends to equity holders. These reserves shall only be used to make good previous years' losses, to expand production operations, or to increase the capital of the respective company. The Company and its subsidiaries in Mainland China may transfer their respective statutory surplus reserve into share/paid-in capital, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

(iii) Prior to 1 January 2006, pursuant to the then Company Law of Mainland China and their articles of association, the Company and its subsidiaries in Mainland China are required to transfer 5%–10% of its net profit, as determined under Mainland China accounting regulations, to statutory public welfare fund. From January 2006, according to the newly revised Company Law, the Company and its subsidiaries are not required to make such transfer, and the balance of the statutory public welfare fund as at 31 December 2005 was transferred into the statutory surplus reserve.

(iv) Merger reserve represents the net effect arising from the application of merger accounting for business combinations resulting from transactions among entities under common control, as stated in note 1 above. It includes (1) the paid-in capital of the Transfer-in Companies and their retained earnings/(accumulated losses) before acquisitions by Jin Jiang International, which were credited/(debited) to merger reserve and (2) the considerations and other settlements paid by the Group to obtain the interests in these companies, which were debited to merger reserve.

(v) Details of effect on merger of equity interests in subsidiaries are as follows:

	Merger reserve RMB'000	Retained earnings RMB'000	Total RMB'000
For the year ended 31 December 2005			
Injection of additional capital to certain Transfer-in Companies by Jin Jiang International	142,490	—	142,490
Payments and payables by the Group to acquire equity interests of certain Transfer-in Companies and Jin Jiang Hotels Development from Jin Jiang International and other state-owned enterprises under the control of Shanghai SASAC			
— considerations	(175,934)	—	(175,934)
— for net assets change between contract dates and dates of control transferred	(189,087)	—	(189,087)
Dividends paid by certain Transfer-in Companies to Jin Jiang International	—	(32,549)	(32,549)
	(222,531)	(32,549)	(255,080)
For the year ended 31 December 2006			
Injection of additional capital to a Transfer-in Company by a subsidiary of Jin Jiang International	59,055	—	59,055
Payments and payables by the Group to acquire equity interests of certain Transfer-in Companies from Jin Jiang International			
— considerations	(86,621)	—	(86,621)
— for net assets change between contract dates and dates of control transferred	1,188	—	1,188
	(26,378)	—	(26,378)

(vi) Contribution from equity holders of the Company represents Jin Jiang International's transfer of equity interests in jointly controlled entities (note 35(a)) and associates to the Group in the year ended 31 December 2005.

(vii) Acquisition of equity interests in subsidiaries from minority interests represents (1) the Group's acquisition of 2.07% and 2.44% equity interests in Jin Jiang Hotels Development in the year ended 31 December 2005 and 2006, respectively, from minority interests who are not under common control of Shanghai SASAC (note 1 (b)), and (2) the Group's acquisition of 48% equity interest in Shanghai Jinle Hotel Company Limited from its minority shareholder during the year ended 31 December 2006. As explained in note 2 above, these acquisitions are treated as transactions between equity holders and accordingly the considerations paid in excess of the respective shares of net assets are recorded as reduction of capital surplus.

(viii) Distribution to equity holders of the Company mainly represents equity interests in associates transferred to Jin Jiang International in the year ended 31 December 2005 pursuant to the Reorganisation.

(ix) Distribution to minority interests represents the Group's giving away for free 4.85% equity interest in Jin Jiang Hotels Development to other public shareholders in the year ended 31 December 2006. As set out in note 2 above, such transfer is treated as a transaction between equity holders and accordingly the respective share of net assets given away is recorded as a reduction of capital surplus.

(b) The Company

	Other reserves					
	Capital surplus	Statutory surplus reserve	Statutory public welfare fund	Total	(Accumulated losses)/ retained earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2005	541,759	24,262	15,850	581,871	(716,122)	(134,251)
Profit for the year	—	—	—	—	36,301	36,301
Contribution from equity holders of the Company (ii)	2,812,590	—	—	2,812,590	—	2,812,590
Profit appropriation	—	22,043	10,819	32,862	(32,862)	—
Transfer (i)	(1,001,232)	—	—	(1,001,232)	1,001,232	—
Dividends declared (note 32)	—	—	—	—	(146,140)	(146,140)
Distribution to equity holders of the Company (ii)	(157,653)	—	—	(157,653)	—	(157,653)
At 31 December 2005	2,195,464	46,305	26,669	2,268,438	142,409	2,410,847
Profit for the year	—	—	—	—	207,253	207,253
Dividends declared (note 32)	—	—	—	—	(26,472)	(26,472)
Capitalization of reserves into share capital upon transformation (note 20(ii))	(2,509,845)	(41,455)	(24,446)	(2,575,746)	—	(2,575,746)
Profit appropriation	—	34,115	—	34,115	(34,115)	—
Issue of ordinary shares, net of issuing expenses of RMB184,515,000 (note 20(iii))	1,411,059	—	—	1,411,059	—	1,411,059
Transfer (note 21(a)(iii))	—	2,223	(2,223)	—	—	—
At 31 December 2006	**1,096,678**	**41,188**	—	**1,137,866**	**289,075**	**1,426,941**

(i) Pursuant to the Company Law of Mainland China and a resolution of the Board dated 30 September 2005, the Company used its capital surplus of approximately RMB1,001,232,000 to make good previous years' losses as reported in its financial statements prepared in accordance with the relevant PRC accounting principles and financial regulations.

(ii) Distribution to/contribution from equity holders of the Company represents the transfer of equity interests in the Transfer-out Companies/Transfer-in Companies, jointly controlled entities and associates to/from Jin Jiang International and its other subsidiaries (note 1(a)).

22 Trade and Other Payables

(a) ***The Group***

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Trade payables	**100,434**	91,722
Payables for purchases of property, plant and equipment	**96,356**	80,330
Amounts due to related parties (note 36(b))	**88,263**	165,765
Salary and welfare payables	**195,179**	153,110
Other taxes payable	**52,772**	59,461
Accrued expenses	**65,532**	8,271
Advances from customers and buyers	**100,526**	104,871
Deposits from lessees and constructors	**48,027**	41,468
Others	**45,796**	77,100
	792,885	782,098

Aging analysis of trade payables at respective balance sheet dates are as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Current to 3 months	**93,002**	76,940
3 months to 1 year	**4,521**	6,117
Over 1 year	**2,911**	8,665
	100,434	91,722

(b) ***The Company***

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Trade payables	**2,378**	2,154
Amounts due to related parties (note 36(c))	**5,853**	74,738
Salary and welfare payables	**25,593**	11,028
Other taxes payable	**2,563**	9,721
Accrued expenses	**59,460**	1,814
Advances from customers	**5,950**	6,146
Others	**3,375**	8,728
	105,172	114,329

Aging analysis of trade payable at respective balance sheet dates are as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Current to 3 months	**2,092**	1,668
3 months to 1 year	**263**	31
Over 1 year	**23**	455
	2,378	2,154

23 Borrowings

(a) The Group

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Borrowings included in non-current liabilities:		
Bank borrowings — secured	**162,318**	113,093
Bank borrowings — unsecured	**1,630,835**	965,059
	1,793,153	1,078,152
Less: current portion of long-term secured bank borrowings	**(20,390)**	(2,425)
current portion of long-term unsecured bank borrowings	**(500,000)**	(4,000)
	1,272,763	1,071,727
Borrowings included in current liabilities:		
Bank borrowings — secured	**19,333**	28,668
Bank borrowings — unsecured	**156,500**	370,000
Current portion of long-term secured bank borrowings	**20,390**	2,425
Current portion of long-term unsecured bank borrowings	**500,000**	4,000
	696,223	405,093

As at 31 December 2006, bank borrowings of approximately RMB181,651,000 (2005: approximately RMB141,761,000) were secured by property, plant and equipment of the Group with net book amount of approximately RMB319,563,000 (2005: approximately RMB340,859,000) (note 7).

All the bank borrowings were from state-owned banks (note 36(e)).

(i) The exposure of the Group's borrowings to interest-rate changes and the contractual repricing dates or maturity whichever is the earlier date are as follows:

	6 months or less RMB'000	6–12 months RMB'000	1–5 years RMB'000	Over 5 years RMB'000
Borrowings included in non-current liabilities:				
At 31 December 2006	—	—	1,232,763	40,000
At 31 December 2005	—	—	1,041,727	30,000
Borrowings included in current liabilities:				
At 31 December 2006	175,833	520,390	—	—
At 31 December 2005	45,093	360,000	—	—

The maturity of the borrowings included in non-current liabilities is as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Between 1 and 2 years	**371,928**	545,610
Between 2 and 5 years	**860,835**	496,117
Over 5 years	**40,000**	30,000
	1,272,763	1,071,727

(ii) The effective interest rates at respective balance sheet dates were as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
RMB	**5.2879%**	4.8245%
US$	**6.0901%**	4.5531%

(iii) The carrying amounts and fair values of non-current bank borrowings are as follows:

	Carrying amounts RMB'000	Fair values RMB'000
At 31 December 2006	1,272,763	1,239,076
At 31 December 2005	1,071,727	1,059,192

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the respective balance sheet dates.

The carrying amounts of current borrowings approximate their fair values.

(iv) The carrying amounts of the Group's borrowings are denominated in the following currencies:

	At 31 December 2006 RMB'000	At 31 December 2005 RMB'000
RMB	**1,925,408**	1,423,727
US$	**43,578**	53,093
	1,968,986	1,476,820

(b) The Company

	At 31 December 2006 RMB'000	At 31 December 2005 RMB'000
Borrowings included in non-current liabilities:		
Bank borrowings — unsecured	**620,000**	950,000
Borrowings included in current liabilities:		
Bank borrowings — unsecured	**500,000**	320,000

(i) The exposure of the Company's borrowings to interest-rate changes and the contractual repricing dates or maturity whichever is the earlier date are as follows:

	6 months or less RMB'000	6-12 months RMB'000	1-5 years RMB'000	Over 5 years RMB'000
Borrowings included in non-current liabilities:				
At 31 December 2006	—	—	620,000	—
At 31 December 2005	—	—	950,000	—
Borrowings included in current liabilities:				
At 31 December 2006	—	500,000	—	—
At 31 December 2005	—	320,000	—	—

The maturity of the borrowings included in non-current liabilities is as follows:

	At 31 December 2006 RMB'000	At 31 December 2005 RMB'000
Between 1 and 2 years	**320,000**	500,000
Between 2 and 5 years	**300,000**	450,000
	620,000	950,000

(ii) The effective interest rates at respective balance sheet dates were as follows:

	At 31 December	
	2006	2005
	RMB'000	RMB'000
RMB	**5.2500%**	5.0220%

(iii) The carrying amounts and fair values of non-current bank borrowings are as follows:

	Carrying amounts	Fair values
	RMB'000	RMB'000
At 31 December 2006	620,000	608,638
At 31 December 2005	950,000	937,922

The carrying amounts of current borrowings approximate their fair values.

24 Other Income

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Gain on disposal of subsidiaries (note 33(b))	**83,554**	3,122
Dividend income, unlisted	**27,897**	28,223
Gain on disposal of land use rights	**11,659**	22,167
Subsidy income	**8,849**	3,007
Interest income	**8,715**	7,707
Gain on disposal of available-for-sale financial assets	**3,666**	—
Gain on disposal of other financial assets at fair value through profit or loss	**289**	—
	144,629	64,226

25 Other Expenses

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Bank charges	25,616	24,256
Loss on disposal of property, plant and equipment	12,307	9,888
	37,923	34,144

26 Expenses by Nature

Expenses included in cost of sales, selling and marketing expenses and administrative expenses are analyzed as follows:

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Cost of inventories sold (note 15)	466,080	465,461
Employee benefit expense (note 27)	834,647	737,556
Utility cost and consumables	300,637	261,254
Business tax, property tax and other tax surcharges	202,298	188,271
Operating leases		
— machinery	1,487	920
— land and buildings	51,740	48,039
	53,227	48,959
Auditors' remuneration	6,674	3,393
Depreciation of property, plant and equipment (note 7)	340,824	308,885
Amortization of land use rights (note 8)	24,967	16,061
Amortization of intangible assets (note 9)	619	524
Repairs and maintenance	45,657	61,781
Provision for/(reversal of) impairment of property, plant and equipment (note 7)	9,906	(1,013)
Provision for impairment of available-for-sale financial assets (note 13)	—	3,230
(Reversal of write-down)/write-down inventories (note 15)	(87)	394
Provision for impairment of trade and other receivables	2,190	3,348

27 Employee Benefit Expense

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Wages and salaries	**536,540**	474,973
Retirement and housing benefits	**122,729**	94,658
Welfare and other expenses	**175,378**	167,925
	834,647	737,556
Number of employee	**17,283**	16,307

(a) Retirement benefit and housing benefits schemes

The employees of the Group participate in various pension plans organized by the relevant municipal and provincial governments under which the Group is obliged to make monthly defined contributions to these plans based on percentages of the employees' monthly salaries and wages, subject to a certain ceiling. The employees are also entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds.

The Group had no further obligation for post-retirement benefits or housing funds beyond the payments above.

(b) Directors', supervisors' and senior management's emoluments

The emoluments of every director and supervisor for the year ended 31 December 2006, on a named basis, are set out as below:

Name	Salary and allowances RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Directors				
Mr. Yu Minliang	–	–	–	–
Mr. Shen Maoxing	–	–	–	–
Ms. Chen Wenjun	–	–	–	–
Mr. Chen Liming (iv)	–	–	–	–
Mr. Zhang Baohua (i)	–	–	–	–
Mr. Yang Weimin	192	188	27	407
Mr. Chen Hao	186	174	27	387
Mr. Yuan Gongyao (ii)	132	93	19	244
Mr. Xu Zurong (v)	12	–	2	14
Mr. Han Min (v)	12	–	2	14
Mr. Kang Ming (v)	9	–	2	11
Mr. Ji Gang (vi)	–	–	–	–
Mr. Xia Dawei (vi)	–	–	–	–
Mr. Sun Dajian (vi)	–	–	–	–
Mr. Rui Mingjie (vi)	–	–	–	–
Mr. Yang Menghua (vi)	–	–	–	–
Mr. Tu Qiyu (vi)	–	–	–	–
Mr. Shen Chengxiang (vi)	–	–	–	–
Mr. Lee Chung Bo (vi)	–	–	–	–
	543	455	79	1,077
Supervisors				
Mr. Wang Guoxing	–	–	–	–
Ms. Li Minyou (i)	–	–	–	–
Mr. Wang Fengqi (i)	46	7	4	57
Mr. Wang Xingze (ii)	132	93	19	244
Mr. Ma Mingju (iii)	–	–	–	–
Ms. Chen Junjin (ii)	78	42	17	137
Ms. Jiang Ping (ii)	–	–	–	–
Mr. Zhou Qiquan (ii)	–	–	–	–
	256	142	40	438
	799	597	119	1,515

(i) Resigned on 8 April 2006.

(ii) Appointed on 8 April 2006.

(iii) Resigned as a director on 8 April 2006 and appointed as a supervisor thereafter.

(iv) Resigned on 19 November 2006.

(v) Appointed on 19 November 2006.

(vi) Appointed on 20 November 2006.

The emoluments of every director and supervisor for the year ended 31 December 2005, on a named basis, are set out as below:

Name	Salary and allowances RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Directors				
Mr. Yu Minliang (i)	—	—	—	—
Mr. Shen Maoxing (i)	—	—	—	—
Ms. Chen Wenjun (i)	—	—	—	—
Mr. Chen Liming (i)	—	—	—	—
Mr. Ma Mingju (i)	—	—	—	—
Mr. Zhang Baohua (i)	—	—	—	—
Mr. Yang Weimin (i)	161	36	10	207
Mr. Chen Hao (i)	149	20	10	179
	310	56	20	386
Supervisors				
Mr. Wang Guoxing (i)	—	—	—	—
Ms. Li Minyou (i)	—	—	—	—
Mr. Wang Fengqi (i)	114	32	11	157
	114	32	11	157
	424	88	31	543

(i) Appointed on 25 May 2005.

The emoluments fell within the following bands:

	Year ended 31 December 2006 Number	2005 Number
Nil to RMB1,005,000 (equivalent to HK$1,000,000)	**27**	11

(c) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group during the year ended 31 December 2006 did not include any directors of the Company. The emoluments payable to these individuals during the year ended 31 December 2006 are as follows:

	Year ended 31 December 2006 RMB'000	2005 RMB'000
Salary and allowances	**8,466**	3,314
Discretionary bonuses	**671**	552
Retirement scheme contributions	**136**	190
	9,273	4,056

The emoluments fell within the following bands:

	Year ended 31 December	
	2006	2005
	Number	Number
Nil to RMB1,005,000 (equivalent to HK$1,000,000)	**—**	4
RMB1,005,000 to RMB1,507,000 (equivalent to HK$1,500,000)	**—**	1
RMB1,507,000 to RMB2,009,000 (equivalent to HK$2,000,000)	**4**	—
RMB2,009,000 to RMB2,512,000 (equivalent to HK$2,500,000)	**1**	—
	5	5

(d) During the year ended 31 December 2006, no directors, supervisors, senior management or the five highest paid individuals of the Group waived any emoluments and no emoluments were paid by the Group to any of the directors, supervisors, senior management or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

28 Finance Costs

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Interest expenses		
— Bank borrowings wholly repayable with 5 years	**93,804**	37,186
— Other borrowings wholly repayable within 5 years	**—**	1,463
	93,804	38,649
Less: amounts capitalized in property, plant and equipment (note 7)	**(9,223)**	(1,421)
	84,581	37,228

29 *Income Tax Expense*

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Mainland China current income tax ("EIT")	**155,200**	160,575
Hong Kong profits tax	**86**	220
Deferred income tax (note 14)	**(5,191)**	7,535
	150,095	168,330

Provision for Mainland China EIT is calculated based on the statutory income tax rate of 33% on the assessable income of Group companies operating in Mainland China during the year ended 31 December 2006 as determined in accordance with the relevant Mainland China income tax rules and regulations except for as described below.

The Company was subject to the statutory income tax rate of 33% for the year ended 31 December 2005. After its move of tax registration to Shanghai Pudong New Area on 19 January 2006, it was approved to be entitled to the preferential income tax rate of 15% from 1 January 2006.

Jin Jiang Hotels Development, Shanghai Jin Jiang International Hotel Investment Company Limited, Shanghai New Asia Café de Coral Company Limited, Jin Jiang International Hotel Management Company Limited, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the year ended 31 December 2006 (2005: 15%).

Hong Kong profits tax is provided at a rate of 17.5% on the estimated assessable profits of Group's subsidiary in Hong Kong during the year ended 31 December 2006 (2005: 17.5%).

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of 33% in Mainland China as follows:

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Profit before income tax	**595,774**	582,484
Tax calculated at a tax rate of 33%	**196,605**	192,220
Effect of different taxation rates	**(14,666)**	(9,237)
Income not subject to tax	**(9,439)**	(9,197)
Expenses not deductible for tax purposes	**3,565**	4,519
Tax losses for which no deferred income tax assets were recognized	**10,479**	13,163
Utilization of previous unrecognized tax losses	**(8,695)**	(4,548)
Effect of share of profit tax of associates	**(27,754)**	(18,590)
Income tax expense	**150,095**	168,330

A new PRC enterprise income tax law has been enacted subsequent to the year end (note 38(b)).

30 *Profit Attributable to Equity Holders of the Company*

The profit attributable to equity holders of the Company have been dealt with in the financial statements of the Company to the extent of approximately RMB207,253,000 (2005: approximately RMB36,301,000).

31 *Earnings per Share*

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year adjusted for as if 3,300,000,000 ordinary shares issued at 11 January 2006 upon conversion of the Company into a joint stock limited company had been outstanding since 1 January 2005.

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Profit attributable to equity holders of the Company	**334,908**	312,836
Weighted average number of ordinary shares in issue (thousands)	**3,360,575**	3,300,000
Basic earnings per share (RMB cents)	**9.97**	9.48

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

32 *Dividends*

The dividends paid in 2006 were RMB172,612,000 (2005: nil), including a dividend of RMB146,140,000 declared in 2005 and a dividend of RMB26,472,000 declared in 2006. The rates of dividends and the number of shares ranking for dividends are not presented as such information is not considered meaningful.

A dividend in respect of the year ended 31 December 2006 of RMB2.60 cents per share, amounting to a total dividend of RMB118,690,000, is proposed by the Board at the meeting on 20 April 2007. These financial statements do not reflect this dividends payable.

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Dividends declared	**26,472**	146,140
Dividends proposed	**118,690**	—
	145,162	146,140

33 *Notes to Consolidated Cash Flow Statement*

(a) Reconciliation of profit for the year to cash generated from operations:

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Profit for the year		**445,679**	414,154
Adjustments for:			
— income tax expense	29	**150,095**	168,330
— depreciation of property, plant and equipment	26	**340,824**	308,885
— amortization of land use rights	26	**24,967**	16,061
— amortization of intangible assets	26	**619**	524
— loss on disposal of property, plant and equipment	25	**12,307**	9,888
— gain on disposal of land use rights	24	**(11,659)**	(22,167)
— provision for/(reversal of) impairment of property, plant and equipment	26	**9,906**	(1,013)
— provision for impairment of trade and other receivables	26	**2,190**	3,348
— (reversal of write-down)/write down inventories to net realizable value	26	**(87)**	394
— gain on disposal of investments in subsidiaries	24	**(83,554)**	(3,122)
— provision for impairment of available-for-sale financial assets	26	**—**	3,230
— interest income	24	**(8,715)**	(7,707)
— interest expenses	28	**84,581**	37,228
— share of results of associates	12	**(83,949)**	(56,333)
— gain on disposal of available-for-sale financial assets	24	**(3,666)**	—
— dividend income	24	**(27,897)**	(28,223)
Changes in working capital:			
— restricted bank deposits	18	**(10,387)**	30,101
— inventories		**715**	2,367
— trade and other receivables		**(54,911)**	360,598
— other financial assets at fair value through profit or loss	17	**2,322**	3,730
— trade and other payables		**17,120**	(171,895)
Cash generated from operations		**806,500**	1,068,378

(b) Disposal of a subsidiary

In November 2006, the Group sold its 45% equity interest in Shanghai Jiu Long Hotel Company Limited ("Jiu Long Hotel") to a third party company, for a consideration of approximately RMB114,748,000. Jiu Long Hotel was a wholly owned subsidiary of the Group before such disposal and became a jointly controlled entity thereafter.

Details of the disposal are as belows:

	RMB'000
Consideration received by cash before 31 December 2006	59,000
Consideration received by cash in March 2007 (note 16)	55,748
Total consideration	114,748
Less: share of net assets disposed	(31,194)
Gain on disposal	83,554

The assets and liabilities of 45% share of Jiu Long Hotel at the date of disposal were stated as below:

	RMB'000
Cash and cash equivalents	1,643
Property, plant and equipment (note 7)	51,070
Land use rights (note 8)	1,806
Inventories	744
Trade and other receivables	992
Deferred income tax liabilities (note 14)	(585)
Borrowings, current	(21,375)
Trade and other payables	(3,101)
Share of net assets disposed	31,194
Cash proceeds received from disposal	59,000
Cash and cash equivalents disposed	(1,643)
Cash inflow on disposal	57,357

(c) Change of a jointly controlled entity to an associate

Shanghai New Asia Café de Coral Company Limited ("New Asia Cafe' de Coral"), with its 50% equity held by the Group, was jointly controlled by the Group and the other party and proportionately consolidated by the Group until 30 June 2006. On 1 July 2006, pursuant to the revision of the articles of association made by the investors, Shanghai New Asia Café de Coral Company Limited was no longer jointly controlled by the Group and the other party, and was no longer proportionately consolidated by the Group.

The assets and liabilities of 50% share of New Asia Cafe' de Coral on 30 June 2006 were stated as below:

	RMB'000
Cash and cash equivalents	8,255
Property, plant and equipment (note 7)	21,811
Intangible assets (note 9)	375
Inventories	1,599
Trade and other receivables	2,926
Trade and other payables	(12,497)
Share of net assets transferred to investment in associates	22,469
Cash and cash equivalents transferred out	(8,255)

34 Commitments

(a) Capital commitments

Capital expenditure at 31 December 2006 but not yet incurred is as follows:

(i) The Group

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Acquisition of property, plant and equipment — contracted but not provided for	**321,668**	82,367

(ii) The Company

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Acquisition of property, plant and equipment — contracted but not provided for	**8,367**	915

(b) Operating lease commitments

The Group leases various premises, offices and machinery under non-cancellable operating lease agreements. The lease expenditure expensed in the consolidated income statement during the year ended 31 December 2006 is disclosed in note 26.

Leases with different lessors are negotiated for terms ranging from 1 year to 20 years with different renewal options, escalation clauses and restrictions on subleasing. When certain lease payments of properties are based on the higher of minimum guaranteed rentals or revenue level based rentals, the minimum guaranteed rentals have been used to arrive at the commitments below.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(i) The Group

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Not later than 1 year	**77,378**	58,076
Later than 1 year and not later than 5 years	**316,523**	315,816
Later than 5 years	**972,465**	535,494
	1,366,366	909,386

(ii) The Company

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Not later than 1 year	**788**	480
Later than 1 year and not later than 5 years	**468**	440
	1,256	920

35 Business Combinations Other Than Common Control Combination — The Group

During the years ended 31 December 2005 and 2006, certain equity interests in existing jointly controlled entities of the Group were transferred or acquired from Jin Jiang International and its subsidiaries (other than the Group). Such transfers of equity interests in jointly controlled entities were accounted for using purchase method of accounting. Details are as follows:

(a) Transfer of 35% equity interest in Beijing Kunlun Hotel Company Limited and 50% equity interest in Shanghai Hua Ting Hotel & Tower Company Limited to the Company on 11 March 2005 as contribution from Jin Jiang International:

	Fair values RMB'000	Share of acquirees' carrying amounts RMB'000
Cash and cash equivalents	58,542	58,542
Property, plant and equipment (note 7)	429,683	231,796
Intangible assets (note 9)	402	402
Investments in associates	345	345
Available-for-sale financial assets (note 13)	3,868	3,868
Inventories	4,589	4,589
Trade and other receivables	60,545	60,545
Deferred income tax liabilities (note 14)	(84,785)	(19,482)
Borrowings, current	(15,750)	(15,750)
Trade and other payables	(26,906)	(26,906)
Dividends payable	(10,868)	(10,868)
Income tax payable	(2,099)	(2,099)
Share of net assets	417,566	284,982
Contribution by Jin Jiang International	417,566	
Cash inflow on acquisition	58,542	

(b) Acquisition of 57% equity interest in Shanghai New Garden Hotel from a subsidiary of Jin Jiang International on 31 March 2006:

	Fair values RMB'000	Share of acquiree's carrying amounts RMB'000
Cash and cash equivalents	**4,422**	4,422
Property, plant and equipment (note 7)	**15,295**	15,295
Available-for-sale financial assets (note 13)	**140**	140
Inventories	**260**	260
Trade and other receivables	**1,438**	1,438
Deferred income tax liabilities (note 14)	**(922)**	(922)
Borrowings, current	**(11,970)**	(11,970)
Trade and other payables	**(5,331)**	(5,331)
Income tax payable	**(597)**	(597)
Share of net assets	**2,735**	2,735
Total purchase consideration	**2,735**	
Purchase consideration settled in cash	**(2,735)**	
Cash and cash equivalents acquired	**4,422**	
Cash inflow on acquisition	**1,687**	

(c) Transfer of additional 12.5% equity interest in Beijing Kunlun Hotel Company Limited from a subsidiary of Jin Jiang International on 30 April 2006:

	Fair values RMB'000	Share of acquiree's carrying amounts RMB'000
Cash and cash equivalents	6,217	6,217
Property, plant and equipment (note 7)	67,908	39,129
Intangible assets (note 9)	54	54
Investments in associates	135	135
Available-for-sale financial assets (note 13)	1,381	1,381
Inventories	1,088	1,088
Trade and other receivables	8,616	8,616
Deferred income tax liabilities (note 14)	(14,008)	(4,511)
Borrowings, current	(7,500)	(7,500)
Trade and other payables	(3,730)	(3,730)
Income tax payable	(1,106)	(1,106)
Share of net assets	59,055	39,773
Total purchase consideration	59,055	
Purchase consideration settled in cash	—	
Cash and cash equivalents acquired	6,217	
Cash inflow on acquisition	6,217	

36 Significant Related Party Transactions

(a) Related party transactions — The Group

Other than the Reorganisation and the related party transactions disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions during the year ended 31 December 2006:

Continuing:

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Transactions with Jin Jiang International		
— Provision of hotel services	2,505	4,169
— Provision of training services	1,166	16
— Sales of hotel supplies	270	157
	3,941	4,342
— Rental expenses paid	3,208	5,048
Transactions with subsidiaries of Jin Jiang International		
— Provision of hotel services	22,281	11,436
— Rental income received	847	842
— Provision of other services	3,407	1,065
	26,535	13,343
— Purchase of food and beverage	6,325	6,224
— Rental expenses paid	1,912	815
— Receipt of laundry services	4,426	4,785
— Receipt of other services	4,001	4,114
	16,664	15,938
Transactions with jointly controlled entities of the Group		
— Interest income received	2,031	971
— Sales of hotel supplies	6,456	4,071
— Management fees received	4,608	3,069
	13,095	8,111
— Interest expenses paid	844	638

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Transactions with associates of the Group		
— Rental income received	**4,190**	3,486
— Interest income received	**3,827**	3,377
— Management fees received	**1,393**	1,331
— Sales of hotel supplies	**3,887**	—
	13,297	8,194
— Purchase of food and beverage	**16,749**	19,600
— Interest expenses paid	**328**	67
	17,077	19,667
Transactions with companies with common directors		
— Management fees received	**821**	1,677
— Sales of hotel supplies	**1,892**	3,847
	2,713	5,524
— Purchase of food and beverage	**6,026**	5,715

Discontinued:

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Transactions with Jin Jiang International		
— Interest income received	—	2,529
— Interest expenses paid	—	2,024
Transactions with subsidiaries of Jin Jiang International		
— Interest income received	—	10,157
— Interest expenses paid	—	1,058
Transaction with companies with common directors		
— Interest expenses paid	**11**	512

(b) Amounts due from/due to related parties — The Group

	At 31 December 2006 RMB'000	At 31 December 2005 RMB'000
Amounts due from related parties (note 16(a))		
— Jin Jiang International	**3,806**	8,048
— Subsidiaries of Jin Jiang International	**6,923**	2,267
— Jointly controlled entities of the Group (i)	**31,599**	42,812
— Associates of the Group (ii)	**59,176**	128,040
— Companies with common directors	**621**	456
	102,125	181,623
Amounts due to related parties (note 22(a))		
— Jin Jiang International	**(9,442)**	(41,813)
— Subsidiaries of Jin Jiang International	**(1,239)**	(2,009)
— Jointly controlled entities of the Group (iii)	**(63,203)**	(64,507)
— Associates of the Group (iv)	**(13,695)**	(13,950)
— Companies with common directors (v)	**(684)**	(5,004)
— A state-owned enterprise for purchase of a hotel property (note 36(e))	**—**	(10,000)
— State-owned enterprises under the control of Shanghai SASAC (note 36(e))	**—**	(28,482)
	(88,263)	(165,765)

(i) The balances include unsecured loans to jointly controlled entities of RMB31,265,000 as at 31 December 2006 (2005: RMB42,500,000) with effective interest rates of 5.37% (2005: 5.28%) per annum.

(ii) The balances include unsecured loans to associates of RMB18,000,000 as at 31 December 2006 (2005: RMB50,000,000) with effective interest rates of 5.81% (2005: 5.13%) per annum, and secured loans to associates of RMB24,000,000 as at 31 December 2006 (2005: RMB37,750,000) with effective interest rates of 5.88% (2005: 5.58%) per annum, which were guaranteed by a third party company or pledged by their or third parties' properties.

(iii) The balances include deposits from jointly controlled entities of RMB62,667,000 as at 31 December 2006 (2005: RMB64,498,000), with the interest rates of 0.72% (2005: 0.72%) per annum.

(iv) The balances include deposits from associates of RMB12,309,000 as at 31 December 2006 (2005: RMB13,838,000), with the interest rates of 0.72% (2005: 0.72%) per annum.

(v) The balance as at 31 December 2005 represents deposits from companies with common directors, with the interest rates of 0.72% per annum.

Other than disclosed above, balances with related parties are all unsecured and interest free.

(c) ***Amounts due from/to related parties — The Company***

	At 31 December 2006 RMB'000	At 31 December 2005 RMB'000
Amounts due from related parties (note 16(b))		
— Jin Jiang International	**3,482**	2,176
— Subsidiaries of Jin Jiang International	**1,955**	66
— Subsidiaries of the Group	**88,216**	171,106
— Jointly controlled entities of the Group	**18,446**	31,699
— Associates of the Group	**13,513**	8,456
— Companies with common directors	**52**	—
	125,664	213,503
Amounts due to related parties (note 22(b))		
— Jin Jiang International	**(1,258)**	(22,930)
— Subsidiaries of the Group	**(4,595)**	—
— Jointly controlled entities of the Group	—	(23,326)
— State-owned enterprises under the control of Shanghai SASAC	—	(28,482)
	(5,853)	(74,738)

All the balances above are unsecured and interest free.

(d) ***Key management compensation***

	Year ended 31 December 2006 RMB'000	Year ended 31 December 2005 RMB'000
Salary and other allowances	**2,009**	1,087
Discretionary bonus	**861**	265
Retirement scheme contributions	**158**	94
	3,028	1,446

(e) Additional financial information on other state-owned enterprises

The Company is controlled by Jin Jiang International, and is ultimately controlled by Mainland China government, which also controls a significant portion of the productive assets and entities in Mainland China, in accordance with Hong Kong Accounting Standard 24 "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than Jin Jiang International and fellow subsidiaries, are also defined as related parties of the Company ("other state-owned enterprises").

In the Hotel Related Businesses, the Group is likely to have extensive transactions with the employees of other state-owned enterprises while such employees are on corporate business as well as management personnel and their close family members. These transactions are carried out on terms that are consistently applied to all customers and are made on a cash basis. Due to the vast volume and the pervasiveness of the Group's retail transactions in the hotel businesses, the Group is unable to determine the aggregate amount of such transactions for disclosure. Therefore, the information disclosed below does not include the retail sales to such related parties. Management believes that meaningful information relative to related party balances and transactions have been adequately disclosed.

(i) Summary of significant transactions with other state-owned enterprises

	Year ended 31 December	
	2006	2005
	RMB'000	RMB'000
Interest income from state-owned banks	**7,097**	3,529
Interest expenses to state-owned banks	**93,804**	37,186
Purchase of a hotel property from a state-owned enterprise	**—**	150,000

(ii) Balances with other state-owned enterprises

	At 31 December	
	2006	2005
	RMB'000	RMB'000
Bank deposits in state-owned banks (1)	**3,495,697**	790,415
Bank borrowings from state-owned banks (note 23)	**(1,968,986)**	(1,476,820)
Amount due to a state-owned enterprise for purchase of a hotel property	**—**	(10,000)
Amounts due to state-owned enterprises under the control of Shanghai SASAC (2)	**—**	(28,482)

(1) The weighted average effective interest rate on bank deposits to state-owned banks with maturities ranging from 7 days to 360 days, were 3.85% (2005: 2.04%) per annum.

(2) The amounts represent the unsettled balance for the Group's acquisition of 8.07% equity interest in Jin Jiang Hotels Development from other state-owned enterprises under the control of Shanghai SASAC in December 2005.

37 *Particulars of Principal Subsidiaries, Jointly Controlled Entities and Associates*

As at 31 December 2006, the Company has direct and indirect interests in the following subsidiaries, jointly controlled entities and associates:

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Indirect	Principal activities and place of operation	Type of legal entity
(a) Subsidiaries						
Jin Jiang Hotel Company Limited [illegible]	Mainland China, 30 May 1982	181,920	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Park Hotel Company Limited [illegible]	Mainland China, 21 December 1979	91,583	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Cypress Hotel Company Limited [illegible]	Mainland China, 28 January 1984	29,182	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Pacific Hotel Company Limited [illegible]	Mainland China, 21 December 1979	40,649	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Y.M.C.A Hotel Company Limited [illegible]	Mainland China, 23 October 1984	6,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Rainbow Hotel Company Limited [illegible]	Mainland China, 9 February 1988	11,951	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Galaxy Hotel Company Limited [illegible]	Mainland China, 22 August 1990	9,885	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Hua Ting Guest House Company Limited [illegible]	Mainland China, 15 July 2002	26,099	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Hotel Company Limited [illegible]	Mainland China, 23 August 1991	134,886	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Jinsha Hotel Company Limited [illegible]	Mainland China, 22 January 2003	35,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Yulan Hotel Company Limited [illegible]	Mainland China, 25 March 1998	5,055	99.0%	1.0%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(a) Subsidiaries (Continued)						
Shanghai Jin Jiang Da Hua Hotel Company Limited [illegible]	Mainland China, 18 February 1982	20,704	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai New Asia Plaza Great Wall Hotel Company Limited [illegible]	Mainland China, 26 April 1994	120,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Peace Hotel Company Limited 上海和平飯店有限公司	Mainland China, 11 November 1998	145,460	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Linqing Hotel Company Limited [illegible]	Mainland China, 18 November 1999	16,600	—	86.0%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Kunming Jin Jiang Hotel Company Limited [illegible]	Mainland China, 7 December 1985	US$8,000	75.0%	24.8%	Hotel ownership and operations, Kunming, Mainland China	Limited liability company
Jin Jiang International Finance Company Limited [illegible]	Mainland China, 16 October 1997	300,000	90.0%	10.0%	Provision of intra-group treasury and financing services, Shanghai, Mainland China	Limited liability company
Jin Jiang Inn Company Limited [illegible]	Mainland China, 17 May 1996	179,712	71.2%	10.0%	Budget hotel ownership, operations and franchising, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotel Investment Company Limited [illegible]	Mainland China, 20 December 2004	300,000	80.0%	10.0%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Wuhan Jin Jiang International Hotel Company Limited [illegible]	Mainland China, 22 November 2004	180,000	50.0%	25.0%	Hotel ownership and operations, Wuhan, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotels Development Company Limited [illegible] (i)	Mainland China, 9 June 1993	603,241	50.1%	—	Hotel and restaurant ownership and operations, Shanghai, Mainland China	Joint stock limited company

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(a) Subsidiaries (Continued)						
Shanghai New Asia Food Factory 上海新亚食品厂	Mainland China, 1 November 1996	11,763	—	50.1%	Food manufacturing, Shanghai, Mainland China	Limited liability company
Jin Jiang International Hotel Management Company Limited 锦江国际酒店管理有限公司	Mainland China, 1 December 1992	100,000	—	50.1%	Star-rated hotel management, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Catering Investment Company Limited 上海锦江国际餐饮投资管理有限公司	Mainland China, 1 December 1992	149,930	—	50.1%	Investment in and operation of restaurants, Shanghai, Mainland China	Limited liability company
Shanghai Jin Ya Hotel Company Limited 上海锦亚宾馆有限公司	Mainland China, 1 December 1992	18,000	—	51.6%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Tianjin Jin Jiang Inn Company Limited 天津锦江之星旅馆有限公司	Mainland China, 1 July 2003	40,000	—	70.0%	Budget hotel ownership and operations, Tianjin, Mainland China	Limited liability company
Qingdao Jin Jiang Inn Company Limited 青岛锦江之星旅馆有限公司	Mainland China, 21 March 2005	20,000	—	70.0%	Budget hotel ownership and operations, Qingdao, Mainland China	Limited liability company
Beijing Jin Jiang Inn Investment & Management Company Limited 北京锦江之星旅馆投资管理有限公司	Mainland China, 22 July 2003	28,000	—	81.2%	Budget hotel ownership and operations, Beijing, Mainland China	Limited liability company
Xi'an Jin Jiang Inn Company Limited 西安锦江之星旅馆有限公司	Mainland China, 24 June 2005	20,000	—	89.9%	Budget hotel ownership and operations, Qingdao, Mainland China	Limited liability company
Zhengzhou Jin Jiang Inn Company Limited 郑州锦江之星旅馆有限公司	Mainland China, 5 July 2005	20,000	—	89.1%	Budget hotel ownership and operations, Qingdao, Mainland China	Limited liability company
Shanghai Jin Min Hotel Company Limited 上海锦闵宾馆有限公司	Mainland China, 5 July 2005	40,000	—	89.1%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotels Group (HK) Company Limited 上海锦江国际酒店集团(香港)有限公司	Hong Kong, 14 February 2000	HK$70,736	98.6%	0.7%	Hotel reservation, Hong Kong	Limited liability company

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(b) Jointly controlled entities						
Shanghai Hua Ting Hotel and Towers Company Limited 上海華亭賓館有限公司	Mainland China, 19 September 1985	120,000	50.0%	—	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Beijing Kunlun Hotel Company Limited 北京昆崙飯店有限公司	Mainland China, 24 May 1988	US$34,167	35.0%	12.4%	Hotel ownership and operations, Beijing, Mainland China	Limited liability company
Shanghai Jin Jiang Tomson Hotel Company Limited 上海錦江湯臣大酒店有限公司	Mainland China, 10 July 1993	US$24,340	—	25.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Thayer JinJiang Interactive Co., Ltd 上海錦江德爾互動有限公司	Mainland China, 31 October 2005	US$3,000	—	25.0%	Software development and related services, Shanghai, Mainland China	Limited liability company
Shanghai Jiu Long Hotel Company Limited 上海九龍賓館有限公司 (ii)	Mainland China, 8 January 1997	160,000	55.0%	—	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Jian Guo Hotel 上海建國賓館有限公司	Mainland China, 30 October 1986	80,000	—	32.5%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Sofitel Hyland Shanghai 上海海侖賓館有限公司	Mainland China, 22 November 1985	62,626	—	33.4%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai New Garden Hotel 上海新苑賓館	Mainland China, 26 November 1984	13,975	57.0%	—	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(c) Associates						
Chengdu Jinhe Real Estate Company Limited 成都錦和物業發展有限公司	Mainland China, 12 August 1993	18,000	30.0%	—	Hotel ownership and operations, Chengdu, Mainland China	Limited liability company
Wuxi Jin Jiang Grand Hotel Company Limited 無錫錦江大酒店有限公司	Mainland China, 16 December 1994	67,570	25.0%	—	Hotel ownership and operations, Wuxi, Mainland China	Limited liability company
The Yangtze Hotel Limited 上海揚子江大酒店有限公司	Mainland China, 4 February 1985	US$53,000	—	20.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Kentucky Fried Chicken Company Limited 上海肯德基有限公司	Mainland China, 5 May 1989	US$27,010	—	24.5%	Fast food operations, Shanghai, Mainland China	Limited liability company
Shanghai New Asia Fulihua Catering Company Limited 上海新亞富麗華餐飲股份有限公司	Mainland China, 25 June 1992	35,000	—	20.5%	Restaurant operations, Shanghai, Mainland China	Limited liability company
Shanghai Yoshinoya Company Limited 上海吉野家快餐有限公司	Mainland China, 3 June 2002	US$4,800	—	20.0%	Fast food operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Moc Wedding Produce Inc. 錦江麥可婚慶禮儀服務有限公司	Mainland China, 28 February 2005	US$3,000	—	20.0%	Provision of wedding services, Shanghai, Mainland China	Limited liability company
Shanghai Zhongya Hotel 上海中亞飯店	Mainland China, 12 March 1990	1,800	—	22.5%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai New Asia Café de Coral Company Limited 上海新亞大家樂餐飲有限公司 (iii)	Mainland China, 12 December 1997	68,670	—	25.0%	Fast food operations, Shanghai, Mainland China	Limited liability company
Jiangsu Jin Jiang Nanjing Hotel Company Limited 江蘇錦江南京飯店有限公司	Mainland China, 12 October 1982	34,640	40%	—	Hotel ownership and operations, Nanjing, Mainland China	Limited liability company

(i) This company issued an announcement on 15 March 2007, disclosing the changing in the proportion of tradable shares with restricted condition of selling among the shareholders. Due to the redemption for total consideration of some shareholders, the Company increases the equity interest in this company from 50.05% to 50.31%.

(ii) This company was accounted for as a subsidiary before partial disposal in November 2006 and became a jointly controlled entity thereafter.

(iii) This company was accounted for as a jointly controlled entity before 30 June 2006 and became an associate thereafter.

38 *Events after the Balance Sheet Date*

(a) The merger through absorption of Changjiang Securities Co., Ltd. by Shijianzhuang Refining & Chemical Co., Ltd.

According to the announcement made by Shijianzhuang Refining & Chemical Co., Ltd. ("SRCC", a company listed in Shenzhen Stock Exchange) on 23 January 2007, its board of directors approved a proposal of merging Changjiang Securities Co., Ltd. ("Changjiang Securities") through absorption.

The Group originally held 150,000,000 shares, being 7.5% of equity interest in Changjiang Securities. Before the merger proposal, 7,500,000 shares were reserved by the Group for contribution to a share incentive scheme for the employees of Changjiang Securities, the implementation of which was pending for approval.

Pursuant to the merger proposal, the remaining 142,500,000 shares held by the Group will be converted into 102,637,789 shares of SRCC, representing 6.13% of its total equity interest. Meanwhile, as part of the merger proposal, the Group and other current shareholders of Changjiang Securities commit to transfer certain SRCC shares to SRCC's public A share shareholders to implement the share merger reform of SRCC. After this reform, the Group will eventually hold 100,637,463 shares of SRCC, representing 6.01% of its total equity interest.

The implement of the merger is pending for the approval of national supervision and administration departments. Up till the date of this report, the transaction has not commenced.

(b) Impact from New PRC Corporate Income Tax Law

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the new "CIT Law"). The new CIT Law reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008. The new CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. As at the date that these financial statements are approved for issue, detailed measures concerning these items have yet to be issued by the State Council. Consequently, the Group is not in a position to assess the impact, if any, to the carrying value of deferred tax assets and liabilities as at 31 December 2006. The Group will continue to evaluate the impact as more detailed regulations are announced.

Jin Jiang Hotels

上海錦江國際酒店（集團）股份有限公司

（於中華人民共和國註冊成立的股份有限公司）

股份代號：2006



二零零六年年報


經典酒店
豪華酒店
商務酒店
經濟型酒店
青藏
67
甘肅
36
16
8
四川
貴
雲南
33
4



黑龍江
吉林
遼寧
蒙古
河北
山西
山東
陝西
河南
江蘇
湖北
安徽
浙江
湖南
江西
福建
廣西
廣東
海南島
1 安慶
2 北京
3 蚌埠
4 長春
5 長沙
6 常熟
7 常州
8 成都
9 承德
10 重慶
11 大連
12 大慶
13 東莞
14 福州
15 贛州
16 廣元
17 廣州
18 桂林
19 貴陽
20 海口
21 邯鄲
22 杭州
23 哈爾濱
24 呼和浩特
25 淮安
26 江陰
27 嘉興
28 濟南
29 景德鎮
30 井岡山
31 濟寧
32 句容
33 昆明
34 昆山
35 廊坊
36 蘭州
37 遼陽
38 南昌
39 南京
40 南寧
41 南通
42 寧波
43 遷安
44 青島
45 泉州
46 日照
47 三亞
48 上海
49 紹興
50 瀋陽
51 深圳
52 石家莊
53 蘇州
54 太倉
55 太原
56 泰州
57 唐山
58 天津
59 桐廬
60 溫州
61 武漢
62 蕪湖
63 吳江
64 無錫
65 廈門
66 西安
67 西寧
68 徐州
69 鹽城
70 揚州
71 煙台
72 義烏
73 張家港
74 張家界
75 鄭州
76 鎮江
77 珠海
78 諸暨


金門大酒店


SHANGHAI JIN JIANG INTERNATIONAL
HOTELS (GROUP) COMPANY LIMITED
恒生香港綜合指數 HSHKCI

目錄





公司資料

審核委員會

夏大慰先生*(主席)*
楊孟華先生
孫大建先生

薪酬委員會

陳灝先生*(主席)*
季崗先生
楊孟華先生

授權代表

楊衛民先生
袁阡佑博士*Phd, FCPA, FCS*

[illegible]代表替任人

[illegible]

[illegible]師

[illegible]兵咸永道會計師事務所

中國核數師

德勤華永會計師事務所有限公司

法律顧問

關於香港及美國法律：
貝克•麥堅時律師事務所

關於中國法律：
金杜律師事務所

公司中文名稱

上海錦江國際酒店(集團)股份有限公司

公司英文名稱

Shanghai Jin Jiang International Hotels (Group) Company Limited

執行董事

俞敏亮先生*(董事長)*
陳文君女士
楊衛民先生*(首席執行官)*
陳灝先生
袁公耀先生
徐祖榮先生
韓敏先生
康鳴先生

非執行董事

沈懋興先生*(副董事長)*

獨立非執行董事

季崗先生
夏大慰先生
孫大建先生
芮明杰先生
楊孟華先生
屠啟宇先生
沈成相先生
李松坡先生

監事

王行澤先生
王國興先生
馬名駒先生
陳君瑾女士
蔣平女士
周啟全先生

聯席公司秘書

袁阡佑博士*Phd, FCPA, FCS*
康鳴先生

合資格會計師

袁阡佑博士*Phd, FCPA, FCS*



H股股份過戶登記處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心46樓

投資者及媒體關係顧問

iPR Ogilvy Limited

主要往來銀行

中國工商銀行上海分行
中國銀行上海分行

法定地址

中華人民共和國（「中[illegible]」）[illegible]
楊新東路24號
316至318室

中國主要營業地點

中國上海市
[illegible]489號
[illegible]

聯席公司秘書辦公室地址

中國上海市
[illegible]

香港主要營業地點

中國香港特別行政區（「香港」）
干諾道中200號
信德中心西翼
32樓3203室

公司H股上市交易所

香港聯合交易所有限公司（「聯交所」）
主板（「主板」）

H股簡稱：JINJIANG HOTELS
股票代號：2006
網址：www.jinjianghotels.com.cn
電話：(86-21) 6326 4000
傳真：(86-21) 6321 7836



運作統計分析

	二零零六	二零零五
平均入住率		
—經典酒店	**76%**	70%
—5星級豪華酒店	**72%**	70%
—4星級豪華酒店	**70%**	69%
—3星級商務酒店	**73%**	71%
—2星級商務酒店	**74%**	71%
錦江之星旅館	**74%**	81%
平均房價(人民幣元)		
—經典酒店	**733**	727
—5星級豪華酒店	**1,015**	1,041
—4星級豪華酒店	**627**	631
—3星級商務酒店	**351**	360
—2星級商務酒店	**289**	286
錦江之星旅館	**194**	193
平均客房收入(人民幣元)		
—經典酒店	**560**	511
—5星級豪華酒店	**736**	726
—4星級豪華酒店	**442**	435
—3星級商務酒店	**256**	256
—2星級商務酒店	**212**	204
錦江之星旅館	**144**	155

運作統計分析

營運中（截至二零零六年十二月三十一日）	本集團持有酒店權益並且自行管理的酒店		本集團持有酒店權益而交由第三方管理的酒店		歸第三方擁有而由本集團管理的酒店		歸第三方擁有並根據本集團所授加盟權經營的酒店		已投入營運的酒店總數	
	酒店數目	客房總量	酒店數目	客房總量	酒店數目	客房總量	酒店數目	客房總量	酒店數目	客房總量
酒店種類										
經典酒店	6	1,619	—	—	—	—	—	—	6	1,619
豪華酒店（不包括經典酒店）										
—5星級酒店	3	2,148	2	974	6	1,797	—	—	11	4,919
—4星級酒店	7	3,278	2	944	24	5,466	—	—	33	9,688
小計	10	5,426	4	1,918	30	7,263	—	—	44	14,607
商務酒店										
—3星級酒店	9	2,215	—	—	10	1,904	—	—	19	4,119
—2星級酒店	3	472	—	—	1	100	—	—	4	572
小計	12	2,687	—	—	11	2,004	—	—	23	4,691
錦江之星旅館	41	6,378	—	—	—	—	50	6,567	91	12,945
總計	69	16,110	4	1,918	41	9,267	50	6,567	164	33,862

運作統計分析

籌建中（截至二零零六年十二月三十一日）	本集團持有酒店權益並且自行管理的酒店		本集團持有酒店權益而交由第三方管理的酒店		歸第三方擁有而由本集團管理的酒店		歸第三方擁有並根據本集團所授加盟權經營的酒店		籌建中的酒店總數	
	酒店數目	客房總量	酒店數目	客房總量	酒店數目	客房總量	酒店數目	客房總量	酒店數目	客房總量
酒店種類										
經典酒店	—	—	—	—	—	—	—	—	—	—
豪華酒店（不包括經典酒店）										
—5星級酒店	2	650	—	—	12	4,170	—	—	14	4,820
—4星級酒店	—	—	—	—	9	2,450	—	—	9	2,450
小計	2	650	—	—	21	6,620	—	—	23	7,270
商務酒店										
—3星級酒店	—	—	—	—	—	—	—	—	—	—
—2星級酒店	—	—	—	—	—	—	—	—	—	—
小計	—	—	—	—	—	—	—	—	—	—
錦江之星旅館	47	8,213	—	—	—	—	43	4,870	90	13,083
總計	49	8,863	—	—	21	6,620	43	4,870	113	20,353

集團的公司架構

下圖列載於二零零六年十二月三十一日本公司主要的附屬公司、共同控制實體和聯營公司：



公眾股東
上海市華亭（集團）有限公司
(現稱上海錦江國際投資管理有限公司)
100%
錦江國際（集團）有限公司
30.48%
3.48%
66.04%
本公司
98.61%
上海錦江國際酒店集團（香港）有限公司
50.05%
上海錦江國際酒店發展股份有限公司
20%
71.225%
錦江之星旅館有限公司
99%
上海新亞廣場長城酒店有限公司
55%
上海九龍賓館有限公司
上海錦江飯店有限公司
上海龍柏飯店有限公司
上海錦江金門大酒店有限公司
上海錦江國際飯店有限公司
上海錦江青年會賓館有限公司
上海虹橋賓館有限公司
上海銀河賓館有限公司
上海南華亭酒店有限公司
上海市上海賓館有限公司
上海白玉蘭賓館有限公司
上海和平飯店有限公司
50%
上海華亭賓館有限公司
80%
上海錦江國際旅館投資有限公司
90%
錦江國際集團財務有限責任公司
1%
10%
75%
昆明錦江大酒店有限公司
25%
35%
北京昆侖飯店有限公司
12.5%
50%
武漢錦江國際大酒店有限公司
25%
無錫錦江大酒店有限公司
30%
成都錦和物業發展有限公司
57%
上海新苑賓館
經典酒店
豪華酒店
商務酒店
錦江之星旅館
其他



定義與專業辭彙

「商務酒店」	由本集團制訂的準則已經或預計會取得三星或二星評級的酒店，由本集團持有酒店權益或歸第三方擁有而交由本集團管理（不含歸入本集團經典酒店一類的錦江金門大酒店、新亞大酒店和新城飯店，以及其他由錦江之星管理的三星級和二星級酒店）
「本公司」	上海錦江國際酒店（集團）股份有限公司
「加盟者」	已與本集團訂立加盟權協議以獲得許可使用錦江商標或錦江之星商標的第三方
「本集團」	本公司及其附屬公司，或按文義所需，就本公司註冊成立日期之前的期間而言，指於本公司成立時，併入本公司並由本公司經營的實體或業務
「酒店權益」	本集團在本公司從事酒店營運的聯營公司、共同控制實體或附屬公司內持有的股權
「錦江之星」	錦江之星旅館有限公司
「錦江之星旅館」	本集團持有重大酒店權益並由錦江之星管理，或由錦江之星批出加盟權的第三方所擁有的經濟型酒店，大部分以**锦江之星**和商標經營
「經典酒店」	錦江飯店、和平飯店、國際飯店、新城飯店、新亞大酒店以及錦江金門大酒店
「豪華酒店」	由本集團制訂的準則，已經或預計會取得五星或四星評級的酒店，由本集團持有酒店權益或歸第三方擁有而交由本集團管理（不含歸入經典酒店一類的錦江飯店、和平飯店和國際飯店）
「招股章程」	本公司於二零零六年十一月三十日刊發的招股章程
「星級劃分與評定手冊」	中國國家旅遊局出版的《旅遊飯店星級的劃分與評定》
「重大酒店權益」	本集團在本公司從事酒店營運的共同控制實體或附屬公司內持有的股權



技術詞彙載有本年報所用有關本集團和其業務的詞語說明。該等詞語和其釋義未必與酒店行業所用的標準釋義和用法一致。

「平均每天房價」	房間出租收入除以已佔用客房
「可供出租客房」	減去酒店內部長期佔用房後每家酒店可供出租的客房數量
「餐飲服務」	酒店相關的食品與飲料服務
「入住率」	某一特定期間的已佔用客房除以可供出租客房
「內部長期佔用房」	六個月以上期間不能出租的客房
「平均客房收入」	每間可供出租客房的房間出租收入
「星級」	中國國家旅遊局根據星級劃分與評定手冊給予一家酒店的星級，星級酒店則指獲得上述星級評級的酒店
「客房總量」	每家酒店可供出租的酒店客房數量

董事長致辭

尊敬的股東們：

本人謹代表本公司之董事會，欣然提呈本集團截至二零零六年十二月三十一日止年度報告。

二零零六年是錦江國際酒店集團發展歷程中不平凡的一年。本集團於二零零六年十二月十五日在主板成功上市，成為中國內地首家登陸香港資本市場的純中國酒店概念股，國際配售和公開發行取得不俗成績，得到國際投資者的青睞。香港上市（「上市」）為本集團國際化發展提供了良好平台，在未來發展上具有里程碑意義，公司的股票代碼「2006」紀念了具有歷史意義的二零零六年。

回顧二零零六年，作為中國領先的酒店營運和管理集團，本集團以完善的綜合酒店服務及獨特的業務模式享譽全國。本集團的星級酒店營運、錦江之星旅館、星級酒店管理、餐飲等各項業務穩健發展，業務規模持續擴張。截至年末，公司已開業及籌建中的酒店共277家，客房數約54,000間，遍及中國28個省、自治區和直轄市的78個城市，成功建立了一個龐大的酒店業務網路，本集團酒店客房規模保持亞洲領先地位。公司在品牌、網絡、管理系統和人才引進各方面均取得新的成果，核心競爭力不斷增強。公司治理持續改善，按照香港聯合交易所有限公司證券上市規則（「上市規則」）上市要求，建立完善的管治制度，股東大會、董事會、監事會和行政管理層協調運作，並充分重視資訊披露和投資者關係工作。

二零零六年，集團無論收入與利潤都比上年有所提升。為回報股東的支持，董事會建議派發截至二零零六年十二月三十一日止年度的末期股息每股人民幣2.6分。

展望未來，本集團面對酒店供應增加、市場競爭激烈的挑戰，將把握國際國內旅遊業蓬勃發展的秀麗前景和二零零八年北京奧運及二零一零年上海世博等國際盛事所帶來的增長機遇，不斷提高營運和管理水準，發掘旗下酒店物業資產的投資價值，提升資產回報率和股東回報，不斷增強核心競爭力，實現可持續穩健增長，使本集團成為一流的酒店集團。

藉此發佈公司上市後首份年報的機會，本人謹代表董事會，向支持公司發展的全體股東、投資者及各界人士，向公司努力不懈的各級管理層和員工表示衷心感謝。

俞敏亮
董事長
中國，上海
二零零七年四月二十日





董事、監事及高級管理人員

執行董事

俞敏亮先生

49歲，董事長兼執行董事。俞先生持有復旦大學經濟學碩士學位，並為經濟師，擁有二十多年酒店管理經驗，於一九八四年加入本集團，歷任上海揚子江大酒店有限公司總經理、上海錦江國際酒店發展股份有限公司(「錦江酒店股份」)總經理和上海新亞(集團)有限公司總經理。除擔任錦江國際(集團)有限公司(「錦江國際」)的董事長、首席執行官及董事會執行委員會主席外，俞先生亦為現任錦江酒店股份董事兼董事長、上海揚子江大酒店有限公司董事長。

陳文君女士

51歲，執行董事。陳女士持有上海財經大學經濟學碩士學位，為高級會計師，擁有財務管理經驗，於一九八一年加入本集團，歷任錦江飯店副總經理及錦江(集團)有限公司副總裁、董事、總裁助理、錦江酒店股份董事及上海錦江國際實業投資股份有限公司(「錦江投資」)董事。彼亦曾任錦江國際董事、財務總監。除擔任錦江國際董事兼高級副總裁、上海市華亭集團有限公司(「華亭集團」，現稱上海錦江國際投資管理有限公司)董事長外，陳女士亦為現任上海錦江飯店有限公司董事長、錦江國際旅館投資有限公司(「錦江旅館投資」)董事長、錦江之星董事長、錦江國際集團財務有限責任公司(「錦江國際財務」)董事長和上海市上海賓館有限公司董事長。

楊衛民先生

52歲，本公司執行董事、本公司授權代表兼首席執行官(「首席執行官」)。楊先生持有華東理工大學法律學碩士學位，為高級經濟師，擁有豐富的酒店管理經驗，於一九八九年加入本集團，歷任錦江(集團)有限公司培訓部副經理兼校長、本公司新錦江大酒店總經理、錦江(集團)有限公司副總裁、錦江國際酒店管理有限公司(「錦江酒店管理」)總經理及錦江國際副總裁。



董事、監事及高級管理人員

楊先生曾出任錦江酒店股份首席執行官兼副董事長。彼亦為現任錦江酒店股份副董事長、錦江旅館投資副董事長、錦江之星副董事長、上海錦江國際餐飲投資管理有限公司董事長、上海建國賓館有限公司(「上海建國賓館」)董事長、雲南錦江國際管理有限公司董事長、錦江酒店管理執行董事。

陳灝先生

56歲,執行董事。陳先生持有上海工業大學工業自動化學士學位,為工程師,具多年酒店管理經驗,於一九八五年加入本集團。歷任上海揚子江大酒店有限公司總工程師、上海新亞(集團)酒店管理公司工程總監、上海新亞湯臣洲際大酒店工程總監、錦江酒店股份執行經理、代總經理及錦江國際總裁助理。陳先生曾出任錦江酒店股份董事兼執行總裁。彼亦為現任錦江酒店股份董事兼首席執行官、溫州王朝大酒店有限公司副董事長、荷蘭上海城酒家董事長、錦江旅館投資董事、武漢錦江國際大酒店有限公司(「武漢錦江國際」)董事長、錦江之星董事、錦江國際餐飲投資管理有限公司副董事長、上海錦亞旅館有限公司執行董事、上海錦江湯臣大酒店有限公司董事、上海建國賓館董事、上海海侖賓館有限公司董事長、上海錦江國際酒店集團(香港)有限公司(「錦江酒店(香港)」)董事長。

袁公耀先生

57歲,本公司執行董事兼副總裁,主要負責本集團的財務。袁先生為高級會計師,於二零零零年加入本集團,具多年財務管理經驗,歷任華亭集團財務部經理、錦江(集團)有限公司資產管理事業部經理、錦江(集團)有限公司酒店資產管理分公司副總經理、上海錦江國際地產有限公司副總經理、錦江國際計劃財務部常務副經理。袁先生現任上海錦江青年會賓館有限公



董事、監事及高級管理人員

司執行董事、無錫錦江大酒店有限公司副董事長、上海華亭賓館有限公司董事、上海錦江國際飯店有限公司執行董事、上海錦江金門大酒店有限公司執行董事、上海南華亭酒店有限公司董事長、上海新苑賓館董事長、昆明錦江大酒店有限公司董事長、錦江酒店(香港)董事、武漢錦江國際董事、錦江國際財務董事。

徐祖榮先生

51歲,本公司執行董事兼副總裁,為高級經濟師。彼於一九八一年加入本集團,歷任上海龍柏飯店有限公司(「龍柏飯店」)總經理、美國錦江加州公司總經理、錦江(集團)有限公司綜合業務管理部經理,現任錦江之星總裁、錦江旅館投資董事兼總經理。

韓敏先生

48歲,本公司執行董事兼副總裁,持有復旦大學國際法學碩士學位。彼於二零零五年加入本集團,歷任錦江(集團)有限公司投資發展部經理、錦江國際併購部經理及上海錦江國際旅遊股份有限公司董事。

康鳴先生

35歲,執行董事。康先生持有上海財經大學經濟學碩士學位,為高級會計師、上海財務學會理事。康先生於一九九四年加入本集團,過去十二年在上市公司的信息披露、公司管治和投資者關係方面積累經驗。他曾任錦江酒店股份(其A股及B股在上海證券交易所上市)董事會秘書,並獲上海上市公司董事會秘書協會評選的「優秀董秘提名獎」。康先生同時兼任本公司其中一位聯席公司秘書(「聯席公司秘書」)和董事會秘書。



董事、監事及高級管理人員

非執行董事

沈懋興先生

56歲，副董事長兼非執行董事。沈先生持有澳門科技大學工商管理碩士學位，擁有豐富的酒店管理經驗，於一九九五年加入本集團，歷任華亭集團副總裁、錦江酒店管理總經理、董事長和錦江（集團）有限公司總裁。除擔任錦江國際副董事長、首席運營官兼執行總裁、錦江投資董事長、上海東錦江大酒店有限公司（「東錦江」）董事長、錦江國際集團（香港）有限公司董事長、上海錦江麒麟飲料食品有限公司董事長外，彼亦為現任錦江酒店股份副董事長、成都錦和物業發展有限公司董事兼董事長。

獨立非執行董事

季崗先生

49歲，獨立非執行董事。季先生為高級經濟師，持有經濟學碩士學位。季先生二零零三年至二零零六年任錦江酒店股份獨立董事，上海中亞飯店總經理；上海不夜城股份有限公司總經理兼董事長；閘北區商業委員會主任和閘北區經濟委員會主任。季先生現任香港上海實業投資有限公司總裁。彼於二零零六年四月八日獲委任為獨立非執行董事，於二零零六年十一月二十日生效。

夏大慰先生

53歲，獨立非執行董事。夏先生為經濟學碩士、教授。夏先生歷任日本大阪市立大學客座研究員，曾於上海財經大學擔任多個職位，如國際經濟管理學院院長、常務副校長等職務。夏先生亦曾任上海第一醫藥股份有限公司獨立董事，現任上海國家會計學院院長、中國會計學會副會長、上海證券交易所



董事、監事及高級管理人員

上市公司專家委員會委員等職務，二零零五年獲中國國務院國有資產監督管理委員會任命為寶鋼集團有限公司外部董事。夏先生亦擔任上海浦東發展銀行股份有限公司、上海市第一食品股份有限公司、上海航空股份有限公司和聯華超市股份有限公司等多家上市公司的獨立董事。此外，夏先生也是聯華超市股份有限公司的審核委員會成員兼提名委員會及薪酬委員會主席。夏先生於二零零六年四月八日獲委任為獨立非執行董事，於二零零六年十一月二十日生效。

孫大建先生

52歲，獨立非執行董事。孫先生是高級會計師，畢業於上海財經大學會計專業，持學士學位，並為中國執業會計師。在香港一家本地會計師事務所擔任核數師一年，又曾擔任大華會計師事務所經理和普華大華會計師事務所經理，積聚豐富會計經驗。他目前擔任中國上市公司上海耀華皮爾金頓玻璃股份有限公司總會計師，主要負責公司內部監控及會計政策事務，並主持年度審核工作。董事經評審孫先生的教育背景、資歷和經驗後，信納孫先生具備符合上市規則第3.10(2)條規定的必要培訓和經驗。孫先生於二零零六年十一月十九日獲委任為獨立非執行董事，於二零零六年十一月二十日生效。

芮明杰先生

52歲，獨立非執行董事。芮先生為經濟學博士、教授，曾任上海海鳥企業發展股份有限公司和上海龍頭（集團）股份有限公司的獨立董事。現任復旦大學企業管理專業管理學院教授、復旦大學管理學院產業經濟學系主任、學位評定委員會委員、管理學院學位委員會主席。現任上海第一食品股份有限公司、上海友誼（集團）股份有限公司、中華企業股份有限公司、上海外高橋保税區開發股份有限公司和武漢烽火通訊科技股份有限公司等多家中國上市公司的獨立董事。芮先生於二零零六年四月八日獲委任為獨立非執行董事，於二零零六年十一月二十日生效。



董事、監事及高級管理人員

楊孟華先生

62歲，獨立非執行董事。在一九九八年六月至二零零三年八月期間，楊先生曾任交通銀行上海分行副行長、上海新亞（集團）股份有限公司（現稱為錦江酒店股份）董事。現任上海市杉德銀卡信息服務有限公司監事會監事長、上海斯瑪特企業服務有限公司監事會監事長。楊先生於二零零六年四月八日獲委任為獨立非執行董事，於二零零六年十一月二十日生效。

屠啟宇先生

36歲，獨立非執行董事。屠博士是上海社會科學院院長助理兼研究學者，專門從事國際經濟和城市研究。二零零一年至二零零二年任福爾布賴特交流學者，在美國紐約州巴德學院任教，並曾在劍橋大學、哈佛大學、巴黎政治學院和漢堡經濟研究所任訪問學者。屠博士於二零零零年榮獲上海市社會科學基金一等獎。屠博士獲上海市青年聯合會評為二零零三年度十大青年經濟人物，二零零四年獲上海市政府頒發決策諮詢研究成果評選一等獎，並獲授予「上海市優秀留學回國人才」稱號。屠博士於二零零六年十一月十九日獲委任獨立非執行董事，於二零零六年十一月二十日生效。

沈成相先生

59歲，獨立非執行董事。沈先生持碩士學位，為高級經濟師，一直致力為中國旅遊業作出貢獻，譬如擔任中國旅遊飯店業協會副會長、海南省旅遊產業協會旅遊飯店協會會長和中國名酒店組織副理事長。彼曾榮獲「二零零五中國飯店業年度十大人物」。沈先生現為海南寰島泰得酒店物業管理有限公司董事長和海南一家酒店總經理。現任海南寰島大酒店有限公司、北海富麗華大酒店有限公司和北京寰島博雅大酒店有限公司等多家酒店公司的董事長。沈先生於二零零六年十一月十九日獲委任獨立非執行董事，於二零零六年十一月二十日生效。



董事、監事及高級管理人員

李松坡先生

63歲，獨立非執行董事，曾參與多個國際酒店集團所舉辦的培訓計劃。歷任不同酒店公司及酒店多個職位，饒富酒店營運及管理經驗。曾任半島酒店集團餐飲部經理、上海揚子江萬麗大酒店駐店經理、凱萊國際酒店管理有限公司執行副總裁、新亞酒店管理公司副總裁。李先生於二零零六年十一月十九日獲委任獨立非執行董事，於二零零六年十一月二十日生效。

監事

王行澤先生

51歲，監事會監事長。王先生於二零零三年加入本集團，歷任上海新亞（集團）有限公司行政辦公室副主任。現任錦江酒店股份監事會監事長兼工會主席。

王國興先生

43歲，本公司監事（「監事」）。王先生持有上海財經大學經濟學碩士學位，為高級會計師。王先生於一九九二年加入本集團，歷任上海財經大學財政系講師、錦江酒店股份董事會秘書、上海新亞（集團）有限公司（為本公司之前身）董事會秘書、財務副總監，錦江國際財務副總監。現任錦江國際董事會執行委員會秘書長（副總裁）、錦江旅館投資副董事長、錦江之星董事。



董事、監事及高級管理人員

馬名駒先生

45歲，監事，持有亞洲（澳門）國際公開大學工商管理碩士學位，為高級會計師。彼於二零零五年加入本集團，歷任錦江國際計劃財務部經理。現任錦江國際副總裁、計劃財務部經理、金融事業部總經理，北京崑崙飯店有限公司（「崑崙飯店公司」）董事、錦江旅館投資董事、錦江之星董事、錦江國際財務董事。

陳君瑾女士

45歲，監事。陳女士持有上海旅遊專科學校會計財務專科文憑，為會計師。陳女士於一九八一年加入本集團，歷任龍柏飯店財務部會計、錦江（集團）有限公司總部財務部負責人、錦江酒店管理財務副總監。現為錦江酒店（香港）財務部負責人兼總經理。

蔣平女士

48歲，監事，持有美國西北工業大學行政人員工商管理碩士學位，為經濟師。蔣女士於一九九九年加入本集團，曾任上海陸家嘴金融貿易區開發公司辦公室副主任、企管部經理、上海陸家嘴投資發展公司總經理。現任上海陸家嘴金融貿易區開發股份有限公司副總經理。

周啟全先生

55歲，監事。周先生畢業於上海財經學院（現稱為上海財經大學），持有銀行信貸學專科文憑。周先生為會計師，於二零零三年加入本集團，曾任上海盛灣住宅公司財務部門負責人及上海閔行聯合發展有限公司計劃財務部科長、副經理。現任上海閔行聯合發展有限公司計劃財務部經理。



董事、監事及高級管理人員

聯席公司秘書

袁阡佑博士

41歲，聯席公司秘書，畢業於復旦大學，獲頒經濟學博士學位，另獲英國布魯奈爾大學頒授工商管理碩士學位，目前是英國特許管理會計師公會資深會員、香港會計師公會資深會員、英國特許公認會計師公會資深會員、英國特許秘書及行政人員公會資深會士、香港特許秘書公會資深會士和澳洲昆士蘭文理學院院士。袁博士於一九九九年榮獲中國瀋陽市人民政府頒發玫瑰獎。袁博士在公司秘書實務、會計和財務管理方面積累十五年經驗，並曾在中國的香格里拉與萬豪集團酒店工作。袁博士於二零零六年四月加入本集團。

康鳴先生

聯席公司秘書。有關康先生的履歷，請參閱本節內的「執行董事」一節。



董事、監事及高級管理人員

合資格會計師

袁阡佑博士	二零零六年四月獲委任為本公司的全職合資格會計師，其履歷載於上文。袁博士同時兼任聯席公司秘書。

本公司高級管理人員

楊衛民先生	執行董事、首席執行官兼任本公司授權代表。有關楊先生的履歷，請參閱本節內的「執行董事」一節。
徐祖榮先生	執行董事兼本公司副總裁，有關徐先生的履歷，請參閱本節內的「執行董事」一節。
袁公耀先生	執行董事兼本公司副總裁。有關袁先生的履歷，請參閱本節內的「執行董事」一節。
韓敏先生	執行董事兼本公司副總裁，有關韓先生的履歷，請參閱本節內的「執行董事」一節。
康鳴先生	執行董事、董事會秘書兼聯席公司秘書。有關康先生的履歷，請參閱本節內的「執行董事」一節。
袁阡佑博士	本公司合資格會計師、授權代表兼聯席公司秘書。有關袁博士的履歷，請參閱「聯席公司秘書」一節。

董事會報告

董事會欣然提呈其報告連同本集團截至二零零六年十二月三十一日止年度之經審核綜合計財務報表。

上市

本公司於二零零六年一月十一日轉為股份有限公司，發起人為錦江國際及上海錦江國際投資管理有限公司(前稱上海市華亭(集團)有限公司)。本公司於轉制時，向發起人發行3,300,000,000股內資股。二零零六年十二月十五日，H股成功於主板上市。根據全球發售，本公司以現金代價每股2.2港元合共發行1,265,000,000股H股。

主要業務

本集團主要從事星級酒店營運與管理、經濟型酒店營運與特許經營、餐廳營運以及其他業務。本集團是業務架構橫向整合的酒店服務供應商，所提供的酒店服務由經濟型住宿至五星級酒店不等，切合各界人士的需要。此架構既可為本集團帶來規模經濟效益，亦為本集團提供了提升市場地位的平台。

營運回顧

有關營運的管理層討論及分析載於本報告第42至51頁。

財務回顧

本集團截至二零零六年十二月三十一日止期間之年度業績載於本報告第60頁的綜合損益表。有關財務信息的管理層討論及分析載於第45至49頁。本集團截至二零零三年，二零零四年、二零零五年及二零零六年十二月三十一日止年度的財務摘要列載於本報告第52頁。

股本

於二零零六年十二月三十一日，本公司各股份類別的股數為：

股份類別	已發行股份數目(千股)	百分比%
內資股	3,173,500	69.52
其中：		
錦江國際	3,014,825	66.04
上海錦江國際投資管理有限公司(前稱上海市華亭(集團)有限公司)	158,675	3.48
H股	1,391,500	30.48
合計	4,565,000	100.00

董事會報告

本公司首次公開發售所得款項之用途

本公司於二零零六年十二月十五日成功在主板上市，根據全球發售籌得款項淨額（除發行開支後）約人民幣2,676,100,000元。

根據招股章程所述之計劃，所得款項已經或將會作如下用途：

- 於二零零七年三月，約1,091,600,000港元（約人民幣1,098,200,000元）根據本公司與錦江酒店股份之間的增資安排按比例注入錦江旅館投資，以供發展和擴大錦江之星旅館網絡(註)。

- 約703,900,000港元（約人民幣725,000,000元）用作翻新經典酒店和豪華酒店。請參考本年報第49至50頁，「發展項目、收購及資產重置」，除和平飯店與新錦江外，本公司亦準備耗資裝修錦江飯店、虹橋賓館與龍柏飯店等。

- 約802,500,000港元（約人民幣852,900,000元）已準備償還本集團部分銀行借款。於本報告日期，已動用人民幣800,000,000元作償還用途。

註： 錦江旅館投資截至二零零七年三月三十一日貨幣資金餘額為人民幣963,260,000元，其中募集資金餘額為人民幣899,280,000元，存款年利率為1.44%，銀行借款餘額為人民幣340,000,000元，借款年利率為5.832%，上述借款已用於拓展錦江之星旅館網絡。

鑒於存款利率與借款利率差高達4.392%，為了節約資金成本及實現股東利益最大化，錦江旅館投資擬利用部分募集資金先歸還借款人民幣340,000,000元，包括第三方財務機構貸款人民幣158,600,000元和集團內部財務公司貸款人民幣181,400,000元。待錦江旅館投資剩餘募集資金投入完畢後，再融資人民幣340,000,000元用於錦江之星旅館網絡拓展。

至二零零六年十二月三十一日，募集資金使用人民幣53,900,000元用於發展和擴大錦江之星旅館網絡，另外使用人民幣1,980,000元於新錦江大酒店裝修。

獨立非執行董事

根據上市規則，本公司各獨立非執行董事已重申其與本公司之獨立性。基於彼等之確認，本公司認為彼等為獨立人士。

股息

二零零七年四月二十日董事會建議派發截止二零零六年十二月三十一日止年度末期股息每股人民幣2.6分，即股息總額人民幣118,690,000元。待本公司股東於即將召開之股東週年大會上批准後，建議股息將於二零零七年六月二十九日或前後派付予於二零零七年五月十六日名列本公司股東名冊之股東。本公司將於二零零七年五月十六日至二零零七年六月十四日（包括首尾兩日）暫停辦理股份過戶手續。

董事會並不預期任何股東會同意放棄未來股息。

購買、贖回或出售上市證券

二零零六財政年度內，本公司及其任何附屬公司並無購買，贖回或出售任何本公司之任何上市證券。

董事會報告

主要附屬公司

本公司主要附屬公司之詳情載於第131至133頁。

儲備

於二零零六年十二月三十一日，本集團有儲備人民幣約1,576,300,000元，其中人民幣138,200,000元為盈餘滾存，請參考第104頁綜合財務報表附註21所載之保留盈利。

可供分派儲備

根據本公司章程(《公司章程》)規定，可分派儲備按根據中國會計準則計算的本公司溢利與根據香港財務報告準則(「香港財務報告準則」)計算的溢利兩者中的較低者釐定。

根據中國公司法規定，稅後溢利經提取適當的法定盈餘公積金後，可用作派發股息。

截至二零零六年十二月三十一日止，根據中國會計準則、中國相關法律及《公司章程》的規定計算，本公司的可分派儲備為人民幣289,100,000元，建議從其中撥出約人民幣118,700,000元作為年度末期股息。

捐款

截至二零零六年十二月三十一日止年度，本集團作出慈善及其他捐款合共港幣1,000,000元。

固定資產

截至二零零六年十二月三十一日，集團擁有122家酒店股權。固定資產已於二零零六年十二月首次公開售股期間由美國評值中國有限公司重估，但於資產負債表中仍按歷史成本扣除累計折舊和累計減值損失(如有)後列賬。

借款

短期及長期借款之詳情載於綜合財務報表附註23，第108至111頁。

主要客戶及供應商

本集團之客戶主要包括特許經銷商、旅行社、企業客戶及酒店旅客。截至二零零六年十二月三十一日止年度，本集團五大客戶合共佔本集團之總銷售額不足30%。根據本集團與其特許經銷商訂立之特許協議，本集團並無授予特許經銷商信貸期，本集團之特許經銷商須於每月第十日或之前繳付持續特許費。如逾期不付，特許經銷商須按應付款額之若干百分比支付違約金。

本集團之供應商主要包括為本集團之酒店經營提供食品、飲品等酒店供給以及浴室用品之供應商。截至二零零六年十二月三十一日止年度，本集團五大供應商合共佔本集團之總採購額不足30%。一般而言，供應商給予本集團之信貸期約為兩至六個月。

概無董事、彼等之聯繫人或任何股東(就董事所知擁有本公司逾5%已發行股本者)於上述主要供應商或客戶擁有權益。

關連交易

聯交所已授予本公司一項豁免（「豁免」），豁免本公司於截至二零零八年十二月三十一日止三個年度內，毋須就招股章程第176、177及183頁所載之持續關連交易嚴格遵守上市規則第14A章所載就該等持續關連交易以公告方式作出披露之規定。

下表載列聯交所所准許之有關年度限額及截至二零零六年十二月三十一日止年度與豁免項下之持續關連交易有關之實際年度數字。除文義另有所指外，下表所用之詞彙具備招股章程所界定之相同涵義。

名稱	產品及服務供應商	產品及服務類型	年度限額 人民幣百萬元	截至二零零六年十二月三十一日止年度實際數字 人民幣百萬元
支出項目：				
1) 租予本集團之物業	錦江國際及其若干聯營公司	租賃若干物業	9	5.9
2) 飲食服務及食品供應總協議	由錦江國際及其附屬公司及聯營公司向本集團提供	• 供應食品； • 提供飲食服務；及 • 其他相關或配套食品及服務。	35	28.3
收入項目：				
2) 酒店房間供應總協議	由本集團向錦江國際及其附屬公司及聯營公司提供	• 提供酒店房間；及 • 其他相關或配套食品及服務。	43	31.8

獨立非執行董事季崗先生、夏大慰先生、孫大建先生、芮明傑先生、楊孟華先生、屠啟宇先生、沈成相先生及李松坡先生已審閱上述持續關連交易並確認該等交易乃：

(1) 於本公司之日常及一般業務過程中訂立；

(2) 按正常商業條款或按對本公司而言不遜於向獨立第三方提供或自獨立第三方取得（如適用）者之條款訂立；及

(3) 遵照有關規管協議按公平合理及符合本公司股東整體利益之條款訂立。

董事會報告

本公司的國際核數師已對該等交易執行了商定程序，並向董事提交闡述下列各項的信函：

(1) 該等交易已獲得董事批准；

(2) 基於核數師所抽查的樣本，該等與本集團提供服務有關的交易的定價已按照本集團的定價政策進行；

(3) 基於核數師所抽查的樣本，該等交易已按照規管該等交易之相關協議的條款進行；及

(4) 該等交易不超過招股章程披露的相關年度上限。

董事、監事及高級管理人員

於二零零六年十二月三十一日董事、監事及高級管理人員之履歷詳情載於第12至21頁。

董事、最高行政人員及監事之股份權益

於二零零六年十二月三十一日，董事、本公司之最高行政人員或監事概無於本公司之股份、相關股份或債券中，擁有任何根據香港法例第571章證券及期貨條例(「**證券及期貨條例**」)第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例之有關條文被視作或視為擁有之權益及淡倉)，或根據證券及期貨條例第352條須載入本公司須存置之登記冊之權益或淡倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益或淡倉(此等內容凡適用於董事者，應視為同等適用於監事)。

相聯法團股份或相關股份或債券之權益

於二零零六年十二月三十一日，三位董事（即徐祖榮先生、楊衛民先生及陳灝先生）於錦江之星持有以下股本權益：

姓名	於錦江之星之股本權益	權益性質	身份	佔錦江之星旅館有限公司總註冊資本之百分比
徐祖榮	2,594,600 *（附註1）*	好倉	實益擁有人	1.4438% *（附註1）*
	2,594,600 *（附註2）*	淡倉	實益擁有人	1.4438% *（附註2）*
楊衛民	1,729,730 *（附註1）*	好倉	實益擁有人	0.9625% *（附註1）*
	1,729,730 *（附註2）*	淡倉	實益擁有人	0.9625% *（附註2）*
陳灝	1,729,730 *（附註1）*	好倉	實益擁有人	0.9625% *（附註1）*
	1,729,730 *（附註2）*	淡倉	實益擁有人	0.9625% *（附註2）*

附註：

1. 該等數字指該等董事各自於錦江之星旅館有限公司之股本權益。此外，根據錦江之星旅館有限公司股東協議（定義見招股章程），倘錦江之星旅館有限公司發行新股本權益，該等董事已按各自於錦江之星旅館有限公司之股本權益比例，獲授有關新股本權益之優先權。詳情請參閱招股章程「關連交易－錦江之星旅館有限公司股東協議」一節。

2. 根據錦江之星旅館有限公司股東協議，該等董事已各自授予(a)本公司購買其於錦江之星旅館有限公司之有關股本權益之優先購買權（如其擬轉讓其股本權益）；及(b)本公司（或本公司指定之第三方）在發生若干事項後購買其於錦江之星旅館有限公司之股本權益之回購權。根據錦江之星旅館有限公司之公司章程，本公司及錦江酒店股份亦已獲授若干針對該等董事於錦江之星旅館有限公司所持股本權益之優先購買權（如彼等擬轉讓各自之股本權益）。詳情請參閱招股章程「關連交易－錦江之星旅館有限公司股東協議」一節。

於二零零六年十二月三十一日，本公司董事長兼執行董事俞敏亮先生於錦江酒店股份持有以下數目之股份：

姓名	於錦江酒店股份持有之股份數目	權益性質	身份	佔錦江酒店股份總股本之百分比
俞敏亮	14,305	好倉	實益擁有人	0.0024%

除上文披露者外，於二零零六年十二月三十一日，董事、本公司之最高行政人員或監事概無於本公司或其任何關聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉（包括任何有關董事、本公司之最高行政人員或監事根據證券及期貨條例之有關條文被視作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須載入本公司須存置之登記冊之權益或淡倉，或根據標準守則須知會本公司及聯交所之權益或淡倉（此等內容凡適用於董事者，應視為同等適用於監事）。

主要股東之權益

(a) 主要股東於本公司股份或相關股份中的權益

於二零零六年十二月三十一日，就董事所知，以下人士(董事、本公司之最高行政人員或監事除外)於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司及聯交所披露之權益或淡倉：

股東姓名／名稱	股份類別	所持股份／相關股份數目	身份	佔有關類別股本之百分比	佔總股本之百分比
錦江國際	內資股	3,173,500,000	實益擁有人及受控制法團*(附註1)*	100%	69.52%
全國社會保障基金理事會	H股	110,156,000	實益擁有人	7.92%	2.41%
JJ Co-Invest Holdings Limited	H股	106,170,000	實益擁有人*(附註2)*	7.63%	2.33%
Hotel JJ Holdings Limited	H股	106,170,000	受控制法團*(附註2)*	7.63%	2.33%
SCG Hotel Management, L.L.C.	H股	106,170,000	受控制法團*(附註2)*	7.63%	2.33%
Starwood Capital Group Global, L.L.C.	H股	106,170,000	受控制法團*(附註2)*	7.63%	2.33%
Barry S. Sternlicht	H股	106,170,000	受控制法團*(附註2)*	7.63%	2.33%
中央滙金投資有限責任公司(「滙金公司」)	H股	70,780,000	受控制法團*(附註3)*	5.09%	1.55%
李國寶	H股	70,780,000	受控制法團	5.09%	1.55%
South Valley Holdings Limited	H股	70,780,000	實益擁有人	5.09%	1.55%

附註：

(1) 根據錦江國際提交之表格，3,014,825,000股內資股由其實益擁有，158,675,000股內資股乃透過受控制法團持有。

(2) 本公司獲告知：(i) JJ Co-Invest Holdings Limited由投資基金最終全資擁有，投資基金由Starwood Capital Group Global, L.L.C.控制，而Starwood Capital Group Global, L.L.C則由Barry S. Sternlicht先生控制；(ii) JJ Co-Invest Holdings Limited 為 Hotel JJ Holdings Limited 的非全資附屬公司，Hotel JJ Holdings Limited 由Starwood Capital投資基金轄下若干基金擁有，而 SCG Hotel Management, L.L.C.則是該等Starwood Capital投資基金的普通合夥人；及(iii) SCG Hotel Management, L.L.C由Starwood Capital Group Global L.L.C.控制，而Starwood Capital Group Global L.L.C.則受Barry S. Sternlicht先生控制。

(3) 根據匯金公司提交之表格，該等H股由Will Rich Investments Ltd.直接持有。

除上文披露者外及就董事所知，於二零零六年十二月三十一日，並無其他人士於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司及聯交所披露之權益或淡倉，或直接或間接擁有附有權利在任何情況下於本公司股東大會投票之任何類別股本面值10%或以上之權益。

(b) 主要股東於本集團其他成員公司股份／相關股份中的權益：

於二零零六年十二月三十一日，據董事所知，下列人士（並非董事、本公司之最高行政人員及監事）各自直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司股東大會上投票的任何類別股本面值10%或以上的權益：

	附屬公司名稱	股東名稱	持股百分比
1	上海錦花旅館有限公司	上海花木經濟發展總公司	20%
2	揚州錦揚旅館有限公司	揚州市雙橋鄉農工商總公司	25%
3	上海錦海旅館有限公司	閔行區商業建設公司	30%
4	蘇州新區錦獅旅館有限公司	蘇州新區獅山農工商總公司	40%
5	南京錦綉旅館有限公司	上海浦東新區合慶綉品服裝（集團）有限公司	40%
6	上海新苑賓館	上海鑫達實業總公司	43%
7	上海海侖賓館有限公司	上海國際集團投資管理有限公司	33.33%
8	上海建國賓館	上海國際集團投資管理有限公司	35%
9	上海錦江飯店發展有限公司	上海錦江飯店實業有限公司	10%
10	北京錦江北方物業管理有限公司	北京市崑崙經貿公司	20%
11	澳大利亞新亞大包快餐（連鎖）有限公司	英華進出口有限公司	45%
12	上海錦江同樂餐飲管理有限公司	新加坡同樂（中國）控股有限公司	49%
13	上海九龍賓館有限公司	上海綠地商業（集團）有限公司	45%

除上文所披露外，於二零零六年十二月三十一日，據本公司董事所知，並無任何其他人士（並非董事、本公司之最高行政人員及監事）直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司股東大會上投票的任何類別股本面值10%或以上的權益。

董事及監事於合同中之權益

於二零零六年度結束時或年內任何時間內概無任何董事或監事於或曾於其中直接或間接擁有重大權益之重大合同(定義見上市規則附錄16)。

於二零零六年度結束時或年內任何時間內概無任何與本公司業務有關而本公司、其附屬公司、其控股公司或其控股公司之附屬公司參與訂立或董事或監事於或曾於其中直接或間接擁有重大權益之重大合同。

於二零零六年度結束時或年內任何時間內概無任何與或擬與本公司訂立而董事或監事以任何方式於或曾於其中直接或間接擁有任何重大權益之合同。

董事及監事之服務合同

各董事及監事已與本公司訂立服務合同,合同期限於本公司將於二零零九年召開之股東週年大會結束時屆滿。

非執行董事及各獨立非執行董事任期開始日期如下:

姓名	職稱	開始日期
沈懋興先生	非執行董事	二零零六年一月一日
季崗先生	獨立非執行董事	二零零六年十一月二十日
夏大慰先生	獨立非執行董事	二零零六年十一月二十日
孫大建先生	獨立非執行董事	二零零六年十一月二十日
芮明杰先生	獨立非執行董事	二零零六年十一月二十日
楊孟華先生	獨立非執行董事	二零零六年十一月二十日
屠啟宇先生	獨立非執行董事	二零零六年十一月二十日
沈成相先生	獨立非執行董事	二零零六年十一月二十日
李松坡先生	獨立非執行董事	二零零六年十一月二十日

本公司並無與任何董事或監事訂立任何可由本公司於一年內終止而毋須支付賠償(法定賠償除外)之服務合同。

本集團之薪酬政策

本集團員工報酬政策包括基本工資、社保供款及按本集團績效而發放的酌定獎金。

董事、監事及五位最高薪人士的酬金及退休金計劃的資料,載於財務報表附註27,第113至116頁。本集團採納中國政府的社保計劃,包括退休金、住房公積金及醫療保險。在上海,僱主及僱員的退休金供款比例分別是22.5%及7%。

本公司按照董事資歷、經驗和貢獻等釐定董事薪酬。

董事會報告

執行董事、非執行董事、獨立非執行董事、監事

截至二零零六年十二月三十一日之董事及監事如下：

執行董事

俞敏亮先生*（董事長）*
陳文君女士
楊衛民先生*（首席執行官）*
陳灝先生
袁公耀先生
徐祖榮先生
韓敏先生
康鳴先生

非執行董事

沈懋興先生*（副董事長）*

獨立非執行董事

季崗先生
夏大慰先生
孫大建先生
芮明傑先生
楊孟華先生
屠啓宇先生
沈成相先生
李松坡先生

監事

王行澤先生
王國興先生
馬名駒先生
陳君瑾女士
蔣平女士
周啓全先生

董事及監事的履歷詳細載於第12頁至第19頁。

退休金計劃

根據中國有關法律及法規規定，本集團全職僱員參加多項與國內相關省市政府設立的多個定額供款退休福利計劃。於二零零六年度內，根據上述退休福利計劃，本集團及員工須以員工工資某個百分比按月向計劃供款。

審核委員會

本公司已成立審核委員會。本公司審核委員會的主要職責包括檢討本公司的財務監控、內部監控和風險管理制度。審核委員會由三位獨立非執行董事組成，即夏大慰先生（主席）、孫大建先生及楊孟華先生。

董事會報告

薪酬委員會

本公司已成立薪酬委員會。本公司薪酬委員會的主要職責是就本公司對其董事和高級管理人員制訂的薪酬政策和架構，向董事會提供建議。薪酬委員會由主席陳灝先生及兩位獨立非執行董事季崗先生及楊孟華先生組成。

公眾持股情況

基於本公司所得可公開獲取之資料及就董事所知，於本報告刊發前之最後實際可行日期，本公司之總已發行股本至少25%由公眾持有。

非執行董事

本公司只有一位非執行董事沈懋興先生，其簡歷載於本年報「董事、監事及高級管理人員」一節。除擔任錦江國際副董事長、首席運營官兼執行總裁、錦江投資董事長、東錦江副董事長、錦江國際集團(香港)有限公司董事長、上海錦江麒麟飲料食品有限公司董事長外，亦為現任錦江酒店股份副董事長、成都錦和物業發展有限公司董事兼董事長。

確認獨立性

全體獨立非執行董事，即季崗先生、夏大慰先生、孫大建先生、芮明傑先生、楊孟華先生、屠啟宇先生、沈成相先生及李松坡先生，已根據上市規則第3.13條向本公司確認其獨立性。基於此確認，本公司認為全體獨立非執行董事均屬獨立人士。

管理合同

並無任何與本公司全部或任何重大部分業務之管理及經營有關之合同於二零零六年內訂立或存續。

優先權

《公司章程》及中國法律，概無規定賦予任何可要求本公司按現有股東之持股比例向現有股東發售新股份之優先權。

稅務減免

本公司並不知悉本公司證券之任何持有人因其持有有關證券而享有任何稅務減免。

國際核數師

本公司按香港財務報告準則編製之綜合財務報表已經羅兵咸永道會計師事務所審核，羅兵咸永道會計師事務所即將任滿告退，並表示願意在即將舉行之股東周年大會上應聘連任。

承董事會命

俞敏亮
董事長

二零零七年四月二十日

監事會報告

各位股東：

本報告期內，監事會根據《中華人民共和國公司法》、《中華人民共和國證券法》的規定和《公司章程》賦予的職責，履行監事會監督職能，維護股東權益和本公司利益。

在二零零六年度內監事會成員列席報告期內的董事會會議，對本公司的依法運作情況、公司經營決策程式、公司財務情況、公司高級管理人員履職守法等方面，進行了監督。

監事會成員審查了公司的財務狀況，核對董事會提交股東周年大會的財務報告及利潤分配方案，並對該等財務報告與利潤分配方案表示同意。監事會認為本公司董事會成員、首席執行官及其他高級管理人員，均遵守誠信守則，工作勤勉盡責，真誠地以股東最大利益為出發點行使職權。至今未發現董事、首席執行官及高級管理人員濫用職權，損害本公司利益以及侵犯本公司股東和本公司員工權益之行為。

監事會確認：公司的會計賬目、財務管理與會計核算工作符合《中華人民共和國會計法》及中華人民共和國財政部頒佈的會計制度的規定，公司的財務報告真實地反映了公司的財務狀況和經營業績，並對二零零六年度各項工作所取得的成效表示滿意，對本公司未來的發展前景充滿信心。

監事會相信，本集團之上市實現了股權結構的多元化和國際化，有利於鞏固和完善法人治理結構，為公司加快業務發展帶來了新的契機。在新的一年，監事會將嚴格履行職責，維護公司和股東的利益，確保公司和股東利益得到最大程度的提升。

承監事會命

監事長
王行澤

二零零七年四月二十日

公司管治報告

董事會已審閱公司的《公司運作及企業管治指引》並且認為該指引已基本包含了上市規則附錄14「企業管治常規守則」的大部分原則及所有守則條文。公司確認，據董事所知，沒有任何信息合理反映集團在二零零六年上市後的任何時候存在沒有遵守「企業管治常規守則」的守則條文的行為。

1. 董事會成員

董事會目前由八位執行董事，一位非執行董事和八位獨立非執行董事組成。

執行董事：

俞敏亮先生*（董事長）*
陳文君女士
楊衛民先生*（首席執行官）*
陳灝先生
袁公耀先生
徐祖榮先生
韓敏先生
康鳴先生

非執行董事：

沈懋興先生*（副董事長）*

獨立非執行董事：

季崗先生
夏大慰先生
孫大建先生
芮明傑先生
楊孟華先生
屠啟宇先生
沈成相先生
李松坡先生

自上市之日起，董事會成員始終有至少三名獨立非執行董事，並且其中至少一名有相應的會計及財務知識。

2. 董事提名與委任期

本公司董事會尚未成立提名委員會，公司股東可以提名董事候選人。有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應當在公司發出有關選舉該董事的股東大會通知後及在股東大會召開不少於七天前發給公司，而該通知期不得少於七天。提名的準則主要為候選人的學歷，相關經驗及履歷資料，候選人的獨立性及對整個董事會所能提供的貢獻亦在考慮範圍內。

董事任期三年，自獲選生效之日起計算。由於本公司於二零零六年十二月在聯交所上市，故於二零零六年自上市後並無舉行任何董事會或提名委員會會議以委任或罷免董事。

3. 董事會的職權

董事會對本公司股東大會負責，行使下列職權：

(一) 負責召集股東大會，並向股東大會報告工作；

(二) 執行股東大會的決議；

(三) 決定本公司的經營計劃和投資方案；

(四) 制定本公司的年度財務預算方案、決算方案；

(五) 制定本公司的利潤分配方案(包括派發年終股息的方案)和彌補虧損方案；

(六) 制定本公司增加或者減少註冊資本的方案以及發行公司債券的方案；

(七) 擬定本公司合併、分立、解散的方案；

(八) 決定本公司內部管理機構的設置；

(九) 聘任或者解聘首席執行官，根據首席執行官的提名，聘任或者解聘本公司執行總裁、副總裁、財務負責人，決定其報酬事項；

(十) 制定本公司的基本管理制度；

(十一) 制訂《公司章程》修改方案；

(十二) 在遵守國家有關規定的前提下，決定本公司的工資水準和福利、獎勵辦法；

(十三) 決定《公司章程》沒有規定而應由本公司之股東大會決定的其他重大業務和行政事項；

(十四) 制定本公司的重大收購或出售方案；

(十五) 《公司章程》及本公司之股東大會授予的其他職權。

董事會作出前款決議事項，除第6、7、11項必須由2/3以上的董事表決同意外，其餘可以由半數以上的董事表決同意。

董事會每年應至少召開四次定期會議，由董事長召集，于董事會定期會議召開至少14日以前通知全體董事和監事。董事會定期會議不可以以傳閱書面決議方式取得董事會批准。有緊急事項時，代表十分之一以上表決權的股東、三分之一以上董事或者監事會，可以提議召開臨時董事會會議。

董事會會議的時間和地點可由董事會事先規定，並記錄在會議記錄上，而該會議記錄已在下次董事會會議召開前最少10天前發給全體董事，則其召開毋須另行發通知給董事。

如果董事會未事先決定董事會會議舉行的時間和地點，董事長或董事會秘書應至少提前5天(但不多於10天)將董事會會議舉行的時間和地點用電傳、電報、傳真、特快專遞或掛號郵寄或經專人通知方式通知全體董事。

董事會定期會議的議程及相關會議文件應全部及時交送全體董事並至少在計畫舉行董事會會議日期的3天前(或協定的其他時間內)送出。

董事會會議應當由過半數的董事出席方可舉行,每名董事有一票表決權。

根據《公司章程》及《上市規則》的有關規定,董事會將以下職權轉授予公司的高級管理人員:

1、 制定本公司的年度財務預算方案、決算方案;

2、 對本公司內部管理機構設置的調整(部門以下);

3、 制定本公司的日常管理制度(包括人事、財務、內部控制、內部審核、資產管理、投資管理等);

4、 在遵守國家有關規定的前提下,決定除董事及高級管理人員以外的公司員工的工資水平和福利、獎勵辦法。

4. 董事會會議

在二零零六年期間，公司共召開10次董事會，下表列出各董事於二零零六年度出席董事會的詳情：

董事	出席次數
執行董事	
俞敏亮先生*(董事長)*	10/10
陳文君女士	10/10
楊衛民先生*(首席執行官)*	10/10
陳灝先生	7/10
袁公耀先生	6/10
徐祖榮先生	1/10
韓敏先生	1/10
康鳴先生	1/10
非執行董事	
沈懋興先生*(副董事長)*	10/10
獨立非執行董事	
季崗先生	1/10
夏大慰先生	1/10
孫大建先生	1/10
芮明傑先生	1/10
楊孟華先生	1/10
屠啟宇先生	1/10
沈成相先生	0/10
李松坡先生	0/10

附註：俞敏亮先生、沈懋興先生、陳文君女士、楊衛民先生和陳灝先生自二零零六年一月一日起擔任本公司董事；袁公耀先生自二零零六年四月八日起擔任本公司董事；徐祖榮先生、韓敏先生和康鳴先生自二零零六年十一月十九日起擔任本公司董事；所有獨立非執行董事的任命於二零零六年十一月二十日起生效。

5. 監事會

於二零零六年末，監事會共有六名成員組成。監事之背景與履歷詳情載於「董事、監事及高級管理人員」一節。公司監事勤勉盡力，對公司財務和董事及高級管理人員履行職責的合法性、合規性進行有效的監督。

6. 董事會委員會

(1) 審核委員會

審核委員會是董事會轄下的委員會，其主要職責是檢查及監督公司的財務滙報程序及內部控制，與本公司的核數師保持適當關係。其職權範圍按照香港會計師公會於二零零二年二月刊發的《審核委員會有效運作指引》執行。

審核委員會委員由董事會選舉委任，成員包括公司三位獨立非執行董事，其為夏大慰先生、楊孟華先生及孫大建先生其中一名成員滿足《上市規則》第3.21條所要求的具備適當的會計或相關的財務管理專長的獨立非執行董事。本公司審核委員會主席為夏大慰先生。審核委員會秘書為袁阡佑博士。

由於本公司於二零零六年十二月於聯交所上市，二零零六年上市後未有審核委員會會議進行。首次審核委員會會議於二零零七年四月十六日舉行，審議內容包括本集團二零零六年度綜合財務報表。

(2) 薪酬委員會

薪酬委員會是董事會轄下的委員會，主要負責向董事會作出所有董事、高級管理人員薪酬政策與架構的建議，並建立激勵與約束相結合的薪酬政策制定程序。

本公司薪酬委員會由一位執行董事陳灝先生和兩位獨立非執行董事季崗先生及楊孟華先生組成。薪酬委員會主席為陳灝先生。

由於本公司於二零零六年十二月於聯交所上市，二零零六年上市後未有薪酬委員會會議進行。薪酬委員會首次會議於二零零七年四月二十日舉行。

(3) 戰略投資委員會

董事會戰略投資委員會協助董事會工作，承擔諮詢、建議、論證、審核、督促執行和監控公司的戰略投資。

董事會戰略投資委員會成員由三人組成，其主席由執行董事兼任，委員會其他成員由主席提名，由董事會聘任或解聘。

由於本公司於二零零六年十二月上市，二零零六年上市後未有戰略委員會會議進行。

7. 董事長及首席執行官

根據上市規則附錄14第A.2.1條，上市發行人之董事長和首席執行官職責應該區分，並分開由不同的人擔任。目前，董事長由執行董事俞敏亮先生擔任，負責全面統籌公司戰略和重大決策，而首席執行官由執行董事楊衛民先生擔任，全面負責公司日常運作和經營管理及組織實施董事會的決議。

8. 董事及監事進行之證券交易

本公司已採納上市規則附錄10所載標準守則，作為本公司董事及監事進行證券交易的守則。各董事及監事獲委任時均獲發一份標準守則。本公司向全體董事及監事作特定查詢後確認，截至二零零六年十二月三十一日止年度，各董事及監事一直遵守標準守則所載有關董事及監事進行證券交易的規定。

9. 外部核數師

公司外部核數師的獨立性已獲肯定。外部核數師將於下一屆股東周年大會退任，並願意侯選連任。在二零零六年內，公司聘用了兩個外部核數師，分別為：就香港財務報告準則所編制的綜合財務報表在香港委任羅兵咸永道會計師事務所；就中國會計準則編制的綜合財務報表在中國委任德勤華永會計師事務所有限公司(「德勤」)。羅兵咸永道會計師事務所及德勤於二零零六年內向本公司提供綜合財務報表審核服務之費用總額為人民幣6,700,000元。本公司並無向羅兵咸永道會計師事務所及德勤支付非審核相關服務的酬金。

10.董事及核數師的責任

董事已確認，編製截至二零零六年十二月三十一日綜合財務報表為其責任，並確認該報表真實而公正地反映了集團在二零零六年內的運作及其結果以及現金流。在編製該等綜合財務報表時，董事選擇了合適的會計政策並持續使用這些政策，做出謹慎、公正及合理的判斷和估計，並且是在公司將持續經營的前提下編製該綜合財務報表。董事有責任保存適當的財務記錄，這些記錄應在任何時候在合理的範圍內準確披露集團的財務狀況。

公司之國際核數師羅兵咸永道會計師事務所已在第53頁所載之獨立核數師報告中，表述其責任。

11.投資者關係

公司提倡公司與投資者之間的互動交流。投資者要求會晤及實地參觀公司，聯席公司秘書辦公室均會做出妥善安排。

這份年報會派發給公司的股東，也可以從公司的網站www.jinjianghotels.com.cn下載。

由於投資者對公司商業運作及發展戰略的興趣逐漸增強，公司將會更加努力加強其透明度。

股東周年大會是董事直接與股東交流的正式場合。所有股東將於股東周年大會45天前收到有關股東周年大會的日期、地點及內容的通知。

12.內部控制，審核及風險管理

公司已制定了一套完善的合規手冊，涵蓋企業管治類規章和業務運營類規章，涉及公司治理結構、財務內部控制、預算管理制度、籌融資管理制度、對外投資管理、工程項目管理及人力資源管理政策流程。上述制度、政策、流程有效地監管公司決策和營運活動，各層級管理人員可有效管理相關業務的風險水準。該管治指引將定期檢討及更新。

審核委員會負責審議本公司的內部監控制度。由於本公司於二零零六年十二月在聯交所上市，因此二零零六年度上市後並未召開審核委員會會議。二零零七年四月十六日，審核委員會召開會議，對本公司二零零六年度的內部監控制度進行了審議。

年內，公司為控制高星級酒店品質標準，於二零零六年十一月推行一套客房客用品（針棉織品）質量標準（四、五星級），確保品牌標準的一致性和有效推廣，並實施統一採購，採取招標方式，利用大批採購的優勢，降低成本。

除上述以外，二零零六年內制定了內部審核指引，涵蓋工程與裝修、財務績效、內部監控、營運酒店總經理及高級管理人員的誠信責任。此外，內部監控調查問卷已於年底完成，涵蓋營運和財務領域。

內部審核的主要職責

圍繞公司重點工作，以提高效益、完善經營管理為中心，開展對集團所屬單位年度經營計劃、經營目標執行情況審核。此外，內部審核工作亦專注處理下列事項：

— 對集團所屬單位主要領導人員的任期經濟責任審核和調任、辭職、免職、退休領導人員的離任審核；

— 對財務收支及其有關的經濟活動進行審核；

— 對人民幣30萬元以上工程項目和固定資產更新改造項目進行審核；

— 對投資管理、資金管理、財產管理及內控制度執行情況進行審核；

— 依據管理要求，實施內部控制，制定健全各項內審制度和辦法；

— 負責對公司系統專職、兼職內審員隊伍的建設，並組織開展相關工作；和

— 完成高級管理團隊、董事會和監事會提出的其他審核事項；

13.除外酒店業務及新聯誼

本公司確認，錦江國際及其附屬公司（除本集團外）已遵守本公司與錦江國際二零零六年十一月二十日訂立的不競爭契約（「不競爭契約」）的條款。

依照招股章程中披露的安排，獨立非執行董事於二零零七年二月二十八日召開會議並研究是否行使《非競爭協議》項下由錦江國際授予本公司的關於除外酒店業務和新聯誼業務的相關權利。

經過研究本公司呈遞的該項議案，與會獨立非執行董事決定不行使《非競爭協議》項下由錦江國際授予本公司的關於除外酒店業務和新聯誼業務的相關權利，具體原因如下：

東錦江及上海錦滄文華大酒店有限公司（「錦滄文華」）：該兩家公司各自的股東之間的爭議尚未解決，因此法律上而言公司無法行使相關權利。

東錦江及錦滄文華的房間總數分別為446間及510間。

東錦江截至二零零六年十二月三十一日止年度及於該日根據中國會計準則編製的公司管理賬之收入及淨負債分別約為人民幣176,200,000元及人民幣81,700,000元。

錦滄文華截至二零零六年十二月三十一日止年度及於該日根據中國會計準則編製的公司管理賬之收入及淨資產分別約為人民幣230,600,000元及人民幣72,500,000元。

上海太平洋：該公司的合資企業經營期限尚未屆滿，錦江國際尚未獲得該公司任何的資產。

上海太平洋的房間總數為496間。

上海太平洋截至二零零六年十二月三十一日止年度及於該日根據中國會計準則編製的公司管理賬之收入及淨資產分別約為人民幣224,100,000元及人民幣282,000,000元。

花園飯店（上海）：該公司的合資企業經營期限尚未屆滿，錦江國際尚未獲得該公司任何的建築物或設施。

花園飯店（上海）的房間總數為492間。

花園飯店（上海）截至二零零六年十二月三十一日止年度及於該日根據中國會計準則編製的公司管理賬之收入及淨資產分別約為人民幣325,300,000元及人民幣103,300,000元。

新錦江商旅酒店：本公司在《非競爭協議》下未被授予針對該公司的任何權利。

新錦江商旅酒店的房間總數為131間。

新錦江商旅酒店截至二零零六年十二月三十一日止年度及於該日根據中國會計準則編製的公司管理賬之收入及淨負債產分別約為人民幣16,100,000元及人民幣300,000元。

晉元大酒店及膠州度假旅館：就該兩家公司所用土地與建築物，尚未獲得合法有效的土地使用權證和房屋所有權證，因此法律上而言公司無法行使相關權利。

晉元大酒店及膠州度假旅館的房間總數分別為82間及103間。

晉元大酒店截至二零零六年十二月三十一日止年度及於該日根據中國會計準則編製的公司管理賬之收入及淨資產分別約為人民幣2,500,000元及人民幣0元。

膠州度假旅館截至二零零六年十二月三十一日止年度及於該日根據中國會計準則編製的公司管理賬之收入及淨資產分別約為人民幣7,100,000元及人民幣0元。

新聯誼：該公司的開發項目尚未完成，因此新聯誼於截至二零零六年十二月三十一日止年度，沒有產生任何收入。新聯誼目前仍為一家房地產開發公司，不符合本集團現時專注於酒店投資及酒店管理的發展戰略。新聯誼於二零零六年十二月三十一日根據中國會計準則編製的公司管理賬之淨資產為人民幣169,600,000元。

除文義另有所指外，本節所用詞彙的涵義按招股章程定義。

管理層討論與分析

香港上市

H股股票以上限價格每股港幣2.2元於主板掛牌交易。為紀念H股上市這一年，特別選定「2006」為股票代碼。國際配售及香港公開發售分別超額認購285倍及383倍。於二零零六年十二月十五日至二零零六年十二月三十一日期間，H股之最低收市價為每股港幣3.50元，最高收市價為每股港幣3.81元。

星級酒店營運

星級酒店經營是本集團主要收入來源之一。集團於二零零六年三月及四月分別收購新苑賓館57%股權以及昆侖飯店公司12.5%股權，增加了本集團的營業收入。

業務回顧

二零零六年是本公司發展歷程中不平凡的一年。本公司H股於二零零六年十二月十五日在主板成功上市，為本公司國際化發展提供了良好平台。公司星級酒店營運、錦江之星旅館、星級酒店管理、餐飲等各項業務穩定發展，業務規模持續擴張，品牌、網路、管理系統和人力資源等方面均取得新的成果。截至二零零六年十二月三十一日，公司已開業及籌建中的酒店共277家，客房數約54,000間，遍及中國28個省、自治區和直轄市的逾78個城鎮。



管理層討論與分析

錦江之星旅館

錦江之星旅館仍然是公司發展的重點。二零零六年，錦江之星增加了32家自營旅館和42家加盟旅館。至年底共有181家旅館，投入營運的錦江之星旅館為91家。由於新開業旅館的入住率較低，攤薄了錦江之星的整體平均客房收入。

至年底，長江三角洲地區有104家旅館，佔旅館總數57%。除了上海和北京，公司還逐步擴張錦江之星網絡向珠江三角洲地區、天津渤海灣區域及中國其他二級城市。

新錦江大酒店於年末開始進行維修裝飾工程，預計將持續到2008年竣工。二零零六年內，建國賓館完成了外牆裝修，海侖賓館完成了大堂的裝修。

集團酒店的客用品完成升級和標準化，集團旗下各級別酒店目前均制定了特定的客用品標準。

錦江豪華酒店完善核心品質標準，對客用品進行升級，強化品質管制，保持持續穩定發展。根據調整酒店佈局的策略，公司出售了上海九龍賓館有限公司(「九龍賓館」) 45%的股權，但仍保留管理合同。

集團各級別的酒店的平均客房收入均比上年有所增加，體現了專業酒店集團的經營能力。



管理層討論與分析

二零零六年，我們向44家加盟旅館授出加盟合同，另解除兩家未能達標的加盟旅館的加盟合同。

酒店管理

二零零六年內，集團實行統一採購客用品和其他物資。除了嚴格執行星級酒店標準手冊的檢查表外，公司更結合國際管理標準和本地實際管理常規，制定一系列星級酒店管理手冊，分別為：核心技術標準、核心品質標準、客人滿意度測試系統、市場銷售戰略手冊、統一財務系統及店徽手冊。這些手冊統一了星級酒店管理模式，界定整個集團星級酒店的管理標準。

在市場網絡和品牌方面，二零零六年公司建立了「Jrez」全球客房預訂系統，與全球四個主要客房預訂系統供應商和43家國內外網上客房預訂系統供應商合作，連接訂房路徑。其運營平穩，業務量逐月增加。集團開發了以中國宮殿飛簷為主要元素的星級酒店店徽。在成員酒店推廣應用，並以顏色區分不同的星級酒店，突顯市場形象。

至二零零六年底，集團管理了92家酒店，比去年同期的85家酒店有所提升。房間數增加了2,600間，超越了我們原來的年內目標2,000間。

餐廳營運

二零零六年，本集團透過錦江酒店股份投資的多家連鎖餐飲品牌均有不俗的表現。截至二零零六年底，肯德基分店總數已達191間，二零零五年為171間；二零零六年「大家樂」分店為五間，較去年增加了四間。二零零六年有「新亞大包」67間，二零零五年為73間，主要是因為關閉了部分經營不理想的店舖。「吉野家」專注開發新產品，同時調整分店，二零零六年分店8間，二零零五年為7間。靜安麵包房分店二零零六年達到55間，二零零五年為45間。開出了第一家在高星級酒店經營的錦廬餐廳。

人力資源培訓與其他

集團設有專門的培訓基地，提供專業管理培訓，培育行業精英。二零零四年，公司聯同瑞士理諾士酒店管理學院開辦了錦江理諾士國際酒店管理學院，為酒店經理及未來管理人員提供不同程度的星級酒店管理課程，為社會及集團內部培育高素質的管理人才。二零零六年，學院開設了管理課程、高等教育課程以及全日制課程，分別為：酒店運行管理課程及研修生酒店管理課程。大約招收了約310名學生，課程畢業生大部分加入本集團。另外約有40名學院的學生到瑞士繼續深造。二零零六年內，本集團根據個別集團公司的舉薦，積極在附屬公司推動培訓計劃，16位中高層管理人員獲挑選參加本集團於錦江理諾士國際酒店管理學院舉辦的一年培訓課程，將於二零零七年內畢業。

截至二零零六年十二月三十一日止，本集團共有僱員約17,300人，比較同年增加約1,000人。二零零六年之僱員福利費用為人民幣834,600,000元，較二零零五年之人民幣737,600,000元增長13.2%。現有僱員的報酬包括基本工資、酌定獎金和社保供款。目前尚未設置購股權計劃。

管理層討論與分析

財務信息概覽

概覽

本集團主要從事星級酒店營運與管理、經濟型酒店營運與特許經營、餐廳營運以及其他業務。本集團是業務架構橫向整合的酒店服務供應商，所提供的酒店服務由經濟型住宿至五星級酒店不等，滿足各界人士的不同需要。於二零零六年十二月三十一日，本集團已投入營運和籌建中的酒店包含(i)本集團持有酒店全部或部分權益並且自行管理的酒店；(ii)本集團持有酒店全部或部分權益而交由第三方管理的酒店；(iii)歸第三方擁有而由本集團管理或本集團已訂立管理合同的酒店；以及(iv)歸第三方擁有並獲本集團授出加盟權的酒店，共計277家，客房總數合計約54,000間。

本集團截至二零零六年十二月三十一日止年度財務信息與二零零五年比較如下：

	二零零六		二零零五	
	人民幣 百萬元	佔營業額 百分比	人民幣 百萬元	佔營業額 百分比
星級酒店營運	**2,465.7**	**81.4%**	2,285.4	81.4%
錦江之星旅館	**430.3**	**14.2%**	334.9	11.9%
星級酒店管理	**38.3**	**1.2%**	36.7	1.3%
餐飲	**49.2**	**1.6%**	89.8	3.2%
其他	**47.0**	**1.6%**	60.9	2.2%
總計	**3,030.5**	**100%**	2,807.7	100%

分部營業額及運作成本報告

酒店營運

下表列載截止二零零六年十二月三十一日和二零零五年本集團星級酒店營運分部及各分類業務的營業額佔本集團的營業額百分比：

	二零零六		二零零五	
	人民幣 百萬元	佔營業額 百分比	人民幣 百萬元	佔營業額 百分比
星級酒店營運	**2,465.7**	**81.4%**	2,285.4	81.4%
一房間出租收入	**1,413.6**	**46.7%**	1,355.1	48.3%
一餐飲銷售	**770.5**	**25.4%**	660.7	23.5%
一提供配套服務	**134.7**	**4.5%**	133.5	4.7%
一出租收入	**104.4**	**3.4%**	101.9	3.7%
一酒店供應品銷售	**42.5**	**1.4%**	34.2	1.2%

房間出租收入

房間出租收入主要取決於本集團酒店的出租率及平均房價。截至於二零零六年十二月三十一日，星級酒店營運房間出租收入為人民幣1,413,600,000元，與二零零五年比較增長4.3%。增長的主要原因如下：

(i) 相比二零零五年，因出租率增長而增加的平均客房收入。

(ii) 錦江飯店南樓(Cathay Garden)在二零零五年下半年完成裝修，使二零零六年增加約20,000間可供出租房。

(iii) 本集團於二零零五年三月分別收購上海華亭賓館有限公司50%以及昆侖飯店公司35%的股權，並於二零零六年三月及二零零六年四月進一步分別收購新苑賓館57%和昆侖飯店公司12.5%的股權，對比二零零五年，這些收購於二零零六年帶來房間出租收入人民幣66,800,000元。

餐飲服務

本集團的酒店內餐飲銷售來自備辦婚宴及會議服務、客房送餐服務、以及酒店內經營的餐廳及酒吧。餐飲銷售收入截至二零零六年十二月三十一日止年度為人民幣770,500,000元，主要取決於本集團酒店出租率及餐廳酒吧的受歡迎程度，二零零六年比二零零五年增長16.6%，主要是因為婚宴銷售增長以及集團酒店餐廳及酒吧的改進。中國人多認為二零零六年宜於嫁娶，婚宴平均每桌消費比二零零五年增加約10%。

提供配套服務

提供配套服務的收入主要來自商務中心服務、零售店營運、電話、洗衣服務、寬頻上網、娛樂以及其他賓客服務。年內，提供配套服務收入增加人民幣1,200,000元升至二零零六年的人民幣134,700,000元，主要是因為酒店入住率提高所致。

出租收入

出租收入主要來自出租本集團的酒店商鋪，以供零售及其他用途。增長主要是因為二零零六年租金上漲及簽訂新租約。

酒店供應品銷售

營業額來自客用品及酒店物品，銷售予加盟錦江之星旅館的數量，使營業額錄得增加。

錦江之星旅館

本集團屬於首批進入中國經濟型酒店行業的酒店服務供應商，已將「錦江之星」打造為中國主要經濟型酒店品牌之一。錦江之星旅館提供有限的服務，裝潢實而不華，卻不落俗套。錦江之星的房價非常實惠，定價切合一般中國同胞的經濟預算。本集團深信，錦江之星最能配合國內商務旅客和大型國企中層管理人員的住宿需求。經濟型酒店的平均每天房價及入住率相對於星級酒店而言比較穩定。房間出租收入主要取決於入住率及平均每天房價。截至二零零六年十二月三十一日止年度，錦江之星的營業額是人民幣430,300,000元，較二零零五年同期增加了人民幣95,400,000元，升幅28.5%，主要是由於(1)二零零五年新開的8家錦江之星及二零零六年新開的14間錦江之星平均客房收入增加；(2)由於授出品牌使用權，提供技術及管理服務而向加盟方收取的首次加盟費及持續加盟費增加。

星級酒店管理

酒店管理公司二零零六年分部銷售毛總額為人民幣93,600,000元，增長3.4%。該分部對外銷售額為人民幣38,300,000元，增長4.4%為來自向非集團擁有的星級酒店提供管理服務而收取的管理費。對外銷售額主要增長部分為北方區域公司管轄的酒店效益增長所致。

管理層討論與分析

餐廳營運

餐飲收入主要來自快餐連鎖經營，即新亞大家樂及高級餐廳錦廬餐廳。前者曾被視為集團的共同控制實體，其經營業績按比例併入集團的合併財務報表。新亞大家樂從二零零六年七月一日開始成為一家聯營企業。因此，從下半年開始，餐廳收入僅來自於二零零六年六月開始營運的錦廬餐廳的收入。

其他

除了酒店營運以及餐廳投資外，集團還擁有其他業務包括錦江國際財務為集團提供財務服務，以及教育和月餅生產業務。營業收入減少人民幣14,000,000元，主要是因為錦江國際財務自二零零五年三月三十一日開始不再為錦江國際的附屬公司（除本集團外）提供融資服務，營業額中對外融資服務減少，而分部間融資服務增加。

銷售成本

截至二零零六年及二零零五年十二月三十一日，銷售成本分別為人民幣1,897,300,000元，與人民幣1,730,200,000元，增加主要是因為星級酒店營運和錦江之星旅館分部進行收購和擴展服務，營業額增長導致銷售成本增加。此外，銷售成本上漲的其他原因包括有營業稅及其他稅費附加、餐飲成本、折舊及攤銷成本、能源費用和員工成本的增加。

毛利

綜合以上因素，集團二零零六年錄得毛利人民幣1,133,200,000元。和二零零五年比較增加人民幣55,700,000元，或5.2%。

其他收入

其他收入主要包含從蘇州、無錫以及杭州肯德基收取的股息收入。另外，還有出售九龍賓館45%股權的收入，以及政府於二零零六年內補貼收入人民幣8,800,000元和處置土地使用權收入人民幣11,700,000元。

銷售及營銷費用

銷售及營銷費用主要包括員工成本、旅行社佣金以及廣告宣傳費用。二零零六年員工成本減少是因為新亞大家樂不再在綜合財務報表合併。旅行社佣金、廣告宣傳費和頻道收視費的增加是因為二零零六年業務增加。另外，各家酒店佣金也隨之上升，其中包括昆侖飯店公司於二零零五年四月才納入合併範圍帶來的影響。頻道收視費增加，主要由於幾家酒店如新錦江大酒店和銀河賓館新增加了新頻道。

管理費用

二零零六年，人工成本共增加人民幣40,500,000元，武漢錦江與錦江之星開辦費發生人民幣6,100,000元，和平飯店，和平滙中與錦江之星固定資產減值準備人民幣10,700,000元，以及裝飾費、辦公費、核數師酬金及諮詢費的增加。

其他費用

其他費用主要包含銀行收費以及處置物業、廠房及設備的損失。

管理層討論與分析

綜合經營利潤

	二零零六		二零零五	
	人民幣 百萬元	佔營業額 百分比	人民幣 百萬元	佔營業額 百分比
星級酒店營運	**467.0**	**15.4%**	406.0	14.5%
錦江之星旅館	**44.9**	**1.5%**	51.4	1.8%
星級酒店管理	**50.9**	**1.7%**	51.6	1.8%
餐飲	**12.8**	**0.4%**	18.5	0.7%
其他	**20.8**	**0.7%**	35.9	1.3%
	596.4	**19.7%**	563.4	20.1%

融資成本

融資成本主要包含本集團銀行借款和其他借款的利息費用。二零零六年利息費用有較大增長是因為集團於二零零五年末向銀行借款用於購買土地使用權以及歸還向錦江國際的借款。用於建造錦江之星旅館以及武漢錦江而產生的利息費用已資本化並已從融資成本中扣減。

佔聯營公司經營業績

主要包含集團的聯營公司上海肯德基有限公司以及上海揚子江大酒店有限公司的經營業績。其增長主要是因為二零零六年上海肯德基的運作較好。

稅項

截至二零零六年十二月三十一日止年度實際稅率為25.2%。其降低主要是因為和平滙中酒店與新錦江大酒店轉制為本公司之分公司，稅率降至15%，和聯營公司收入增加所致。

年度淨利潤

基於上述原因，二零零六年淨利潤為約人民幣445,700,000元，和二零零五年人民幣414,200,000元相比較，增長人民幣31,500,000元，或7.6%。

少數股東權益

截至二零零六年十二月三十一日止年度，本集團的少數股東權益主要為錦江酒店股份以及錦江之星本年的利潤，乘以相應第三方股東所持有的股權。二零零六年少數股東權益增加是因為錦江酒店股份於二零零六年所得利潤增加所致。

固定資產

截至二零零六年十二月三十一日，集團擁有122家酒店股權。固定資產已於二零零六年十二月首次公開售股期間由美國評值中國有限公司重估，但於資產負債表中仍按歷史成本扣除累計折舊和累計減值損失(如有)後列賬。

經參考招股章程附錄五所載的本集團物業估值後，本集團物業權益有重估盈餘約人民幣10,594,000,000元。假若物業按該估值列賬，則折舊和攤銷費用將每年增加約人民幣347,000,000元。

借款

請參考第108頁至111頁綜合財務報表附註23。

資金流動性及資金來源

集團的主要運作資金來源於經營所得現金及銀行借款。由經營業務所得現金為人民幣542,800,000元，相比二零零五年人民幣917,500,000元，減少人民幣374,700,000元。二零零五年下屬企業將過剩資金上交錦江國際，從二零零六年起，下屬企業不再將過剩資金上交錦江國際，而錦江國際把原來上交的現金於二零零五年全部反還給各下屬企業。

資本結構

請參考第103頁綜合財務報表附註20。

截至二零零六年十二月三十一日，公司的借款餘額約為人民幣1,969,000,000元，其中人民幣借款約為1,925,400,000元，美元借款約為5,600,000元（折合人民幣約43,600,000元）。固定利率借款比率約為97.8%。

資本支出承諾

請參考第121至122頁綜合財務報表附註34。

固定資產抵押

請參考第108至111頁綜合財務報表附註23。

負債資產比率

於二零零六年十二月三十一日，集團的負債資產比率（即，總負債與總資產比率）是19.3%，比二零零五年比率21.3%為低。其主要原因是本集團之上市於年結日還存在本公司發行H股募集的大量現金結餘。

外幣兌換及對沖

本集團主要在中國大陸經營業務，而本集團大部分交易、資產和負債皆以人民幣為單位。然而，本集團向海外供應商購置設備以若干費用須以外幣付款，同時亦向海外客人收取外幣，而本公司發行H股所得款項的餘款則以港元持有。於二零零六年及二零零五年十二月三十一日，本集團以外幣為單位的現金及現金等價物和借款以美元和港元為主。

於二零零六年及二零零五年十二月三十一日，本集團並無採用任何遠期合同、貨幣借款或其他方法對沖其外滙風險。人民幣兌美元及人民幣兌港元滙率一直穩定，儘管如此，倘若日後人民幣兌美元出現重大升值，則可能會對本集團的經營業績造成不利影響。

人民幣不能自由兌換為其他外幣，而人民幣兌換外幣須遵守中國政府所頒佈的外滙管制規則和法規。

發展項目、收購及資產重置

本集團已制定新錦江大酒店升級的大規模裝修計劃，工程已於二零零六年第四季展開，預計整個項目二零零八年竣工。該項工程將使該物業全面升級，成為本集團酒店組合中主要的豪華酒店。本公司計劃耗資人民幣160,000,000元於此項目，裝修工程分階段進行，將對日常營運的負面影響減至最低。預計裝修完成後平均每日房租將較現水平有較大的提高。

本集團與費爾蒙酒店公司於二零零七年四月十六日就成立合資公司一事訂立一項合資經營合同，同意按以下方式成立中外合資經營企業「上海錦江費爾蒙酒店管理有限公司」（英文名稱「Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd.」）（以下簡稱「錦江費爾蒙」）。錦江費爾蒙的註冊資本為500,000美元（相當於港幣3,900,000元），

管理層討論與分析

投資總額為700,000美元（相當於港幣5,500,000元），本集團和費爾蒙酒店公司各出資250,000美元（相當於港幣2,000,000元），各佔註冊資本的50%。合資期限為20年。錦江費爾蒙的經營範圍為飯店的經營提供符合標準的現場管理服務。

該合同尚待有權審批機關批准，而錦江費爾蒙將於營業執照頒發之日成立。

錦江費爾蒙將管理改造後的和平飯店。

和平飯店於二零零七年四月開始停止對外營業。並將進行整體修繕。工期初步預計需兩年左右，實際時間視乎工程進度，或將有所調整。

本公司與斯沃琪集團香港於二零零七年四月十六日就成立合作公司一事訂立一項合作經營合同，同意按以下方式成立中外合作經營企業「上海斯沃琪藝術中心有限公司」(英文名稱「Shanghai Swatch Art Centre Co. Ltd.」)(以下簡稱「合作經營公司」)的合同。根據該合同，合作經營公司的投資總額為40,000,000美元（相當於港幣312,600,000元），註冊資本為20,000,000美元（相當於港幣156,300,000元），本集團和斯沃琪集團香港分別出資2,000,000美元（相當於港幣15,600,000元）和18,000,000美元（相當於港幣140,700,000元），分別佔註冊資本的10%和90%。合作經營公司的經營期限為30年。合作經營公司的經營範圍為零售、批發、維修及售後服務、展覽、餐飲、住宿、房屋租賃、商業諮詢（以有關部門最終核準的範圍為準，涉及許可證的憑許可證經營）。

該合同尚待有權審批機關批准，而合作經營公司將於營業執照頒發之日成立。

合作經營公司將向本公司租賃和平滙中飯店，並將其改造為藝術中心和國際名錶旗艦店。

本集團二零零六年投入了約人民幣475,200,000元於錦江之星旅館，在中國主要城市如北京、天津、上海、武漢、廣州、南京、桂林等，涉及3個直轄市6個省份。新增錦江之星網絡共19家旅館，約3,300間客房，大大增強了網絡效應，為未來吸收更多加盟合同打下了基礎。

本集團實際控股75.03%的武漢錦江大酒店預計將於二零零七年開業。該酒店是本集團全新打造的五星級酒店，擁有400間客房，將成為本集團全國戰略佈局華中地區的旗艦酒店。

年內與未來收購項目

本公司收購了江蘇南京飯店40%的股權，並由本集團負責管理。本集團計劃在中國西北或者南方收購一至二家星級酒店股權，以實現本集團星級酒店全國戰略佈局的目標。預計資金將由內部營運資金及／或借貸提供。目前，本公司對未來項目收購採取靈活方針，確保有充足資金。

資產重置

本集團與上海綠地商業（集團）有限公司已於二零零六年十一月十五日就出售九龍賓館45%的股權訂立買賣協議。本集團擬於二零零七年繼續出售九龍賓館的餘下權益。

公眾及社會責任

本公司積極參加社會服務，包括員工提供志願服務，上班繁忙時間協助維護交通秩序，向孤寡老人提供免費用餐，組織賓館餐飲消費服務諮詢等。華亭賓館及新錦江大酒店聯同市白血病診治中心，邀請復旦大學兒科醫院17名患白血病的兒童到賓館參加聖誕前夕點燈儀式，並贈送住店客人捐款人民幣128,000元。

管理層討論與分析

環境保護

二零零六年，本公司實施一系列節能政策，積極推廣使用節能設備、節能產品、節能技術，採取有關環保措施。這些措施使本集團的營運效益有所提高。

二零零六年內，公司對員工開展經常性的節能、環保工作的宣傳教育活動；在部分酒店實施技術節能及環保改造工程。在部分酒店鍋爐上使用節油環保型添加劑，使用後，平均節約率為5%-8%，而且減少了煙塵中二氧化硫等有害物質的排放量；在酒店和旅館的混合照明電路系統分別安裝了燈光智慧節電器，平均節電率達到15%左右；大部分酒店的鍋爐均完成環保改造。例如，燃煤鍋爐和燃重油鍋爐分別改造成燃柴油鍋爐和燃天然氣鍋爐。

企業策略

公司實施不同的策略以支持其長期發展，分別為：酒店資產戰略重置，經濟型酒店擴張，經典酒店升級，品牌加強戰略，加強酒店管理標準以及市場領先地位。

在酒店運作方面，集團計劃為已經經營了幾十年的經典及豪華酒店的設施、內外裝璜等逐步進行升級改造。而對於經濟型酒店，其戰略仍然為通過自營與加盟，擴張旅館數量及在全中國範圍內的覆蓋面。

在酒店管理方面，加強品牌效應，標準化與人材引進，提高管理質素。

未來發展展望

公司將注重簽署更多的管理合同和加盟合同。另外，公司將繼續擴張錦江之星旅館以及購買及合併市場上已經在營運的酒店以增加房間數。

完成首次公開售股後，本集團獲得重大資金來源。大型項目的資本開支的詳情，載於「發展項目、收購及資產重置」一節。

公司本年著力提升服務品質，增強核心競爭力，二零零七年將推出常客積分計劃，集約和擴大忠誠客戶人群體。

由於近年來越來越多的酒店開業，旅遊市場和前幾年相比競爭更加激烈。近年來在全球或中國發生的非典型肺炎、瘋牛症、禽流感或其他高傳染性疾病，都影響著旅遊業的經營。但是，由於二零零八年北京奧運與二零一零年上海世博會為旅遊業帶來商機，無論是策略還是品牌，我們很有信心本集團會一直處於中國的領先地位。

四年財務總結

	二零零六	二零零五	二零零四	二零零三
綜合利潤表(人民幣千元)				
收益	**3,030,488**	2,807,670	2,372,992	1,614,994
利息税及折舊攤銷前利潤	**1,046,765**	945,182	805,816	435,502
公司股東所佔利潤	**334,908**	312,836	179,107	(76,967)
股息	**145,162**	146,140	—	—
每股盈利(人民幣分)	**9.97**	9.48	5.43	—
每股擬派股息(人民幣分)	**2.60**	不適用*	不適用*	不適用*
綜合資產負債表(人民幣千元)				
總資產	**10,201,576**	6,943,803	6,784,789	6,945,805
總負債	**3,068,371**	2,706,275	2,737,688	3,698,249
淨資產	**7,133,205**	4,237,528	4,047,101	3,247,556
每股淨資產(人民幣)	**1.56**	1.28	1.23	0.98
負債資產比率	**19.3%**	21.3%	7.6%	25.7%
資本支出	**970,020**	1,890,023	1,416,209	473,286
綜合現金流量表(人民幣千元)				
經營業務所得現金淨額	**542,871**	917,496	336,579	292,131
股票信息				
最高收市價(港元)	**3.81**			
最低收市價(港元)	**3.50**			
年末收市價(港元)	**3.73**			

* 鑒於股息率和可收股息的股份數目等信息並無意義，因此並無呈列這些信息。

獨立核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

致上海錦江國際酒店（集團）股份有限公司
股東
（於中華人民共和國註冊成立的股份有限公司）

本核數師（以下簡稱「我們」）已審核列載於第56至136頁上海錦江國際酒店（集團）股份有限公司（「貴公司」）及其附屬公司（以下合稱「貴集團」）的綜合財務報表，此綜合財務報表包括於二零零六年十二月三十一日的綜合及 貴公司資產負債表與截至該日止年度的綜合利潤表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒布的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒布的香港核數準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對該公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零六年十二月三十一日的事務狀況及 貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年四月二十日

綜合財務報表




金門大酒店
南华亭

綜合資產負債表

於二零零六年十二月三十一日

	附註	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
資產			
非流動資產			
物業、廠房及設備	7	**4,449,956**	3,999,533
土地使用權	8	**1,061,427**	1,021,828
無形資產	9	**18,911**	18,947
聯營公司投資	12	**347,278**	285,943
可供出售財務資產	13	**296,307**	283,633
遞延所得稅資產	14	**17,280**	14,815
長期銀行存款	19	**23,426**	48,421
		6,214,585	5,673,120
流動資產			
存貨	15	**49,241**	50,864
應收賬款及其他應收款	16	**318,752**	316,289
其他按公允值於損益賬列賬的財務資產	17	—	2,322
受限制現金	18	**78,679**	68,292
十二個月內到期的長期銀行存款	19	**23,426**	—
現金及現金等價物	19	**3,516,893**	832,916
		3,986,991	1,270,683
資產總計		**10,201,576**	6,943,803

綜合資產負債表（續）

於二零零六年十二月三十一日

	附註	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
股東權益			
本公司股東應佔資本及儲備			
股本／資本	20	**4,565,000**	724,254
儲備			
—擬派末期股息	32	**118,690**	—
—其他		**1,457,613**	2,612,063
		6,141,303	3,336,317
少數股東權益		**991,902**	901,211
股東權益總值		**7,133,205**	4,237,528
負債			
非流動負債			
借款	23	**1,272,763**	1,071,727
遞延所得稅負債	14	**212,304**	200,685
		1,485,067	1,272,412
流動負債			
應付賬款及其他應付款	22	**792,885**	782,098
應付股息	32	**—**	146,140
應付所得稅		**94,196**	100,532
借款	23	**696,223**	405,093
		1,583,304	1,433,863
負債總計		**3,068,371**	2,706,275
負債及股東權益總計		**10,201,576**	6,943,803
流動資產／（負債）淨值		**2,403,687**	(163,180)
資產總值減流動負債		**8,618,272**	5,509,940

第64至136頁的附註為綜合財務報表的整體部分。

董事長兼執行董事： 俞敏亮　　　　*執行董事兼首席執行官： 楊衛民*

資產負債表

於二零零六年十二月三十一日

	附註	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
資產			
非流動資產			
物業、廠房及設備	7	**635,187**	667,142
土地使用權	8	**48,892**	49,908
無形資產	9	**41**	62
附屬公司投資	10	**2,650,687**	2,707,789
共同控制實體投資	11	**518,242**	460,477
聯營公司投資	12	**29,905**	13,105
可供出售財務資產	13	**211,489**	211,489
遞延所得稅資產	14	**—**	512
		4,094,443	4,110,484
流動資產			
存貨	15	**4,000**	4,115
應收賬款及其他應收款	16	**191,466**	223,083
現金及現金等價物	19	**2,939,265**	333,814
		3,134,731	561,012
資產總值		**7,229,174**	4,671,496

資產負債表(續)

於二零零六年十二月三十一日

	附註	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
股東權益			
本公司股東應佔資本及儲備			
股本/資本	20	**4,565,000**	724,254
儲備			
—擬派末期股息	32	**118,690**	—
—其他		**1,308,251**	2,410,847
股東權益總值		**5,991,941**	3,135,101
負債			
非流動負債			
借款	23	**620,000**	950,000
遞延所得稅負債	14	**86**	—
		620,086	950,000
流動負債			
應付賬款及其他應付款	22	**105,172**	114,329
應付股息	32	—	146,140
應付所得稅		**11,975**	5,926
借款	23	**500,000**	320,000
		617,147	586,395
負債總計		**1,237,233**	1,536,395
負債及股東權益總計		**7,229,174**	4,671,496
流動資產/(負債)淨值		**2,517,584**	(25,383)
資產總值減流動負債		**6,612,027**	4,085,101

第64至136頁的附註為財務報表的整體部分。

董事長兼執行董事: 俞敏亮

執行董事兼首席執行官: 楊衛民

綜合利潤表

截至二零零六年十二月三十一日止年度

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
收益	6	**3,030,488**	2,807,670
銷售成本	26	**(1,897,257)**	(1,730,194)
毛利		**1,133,231**	1,077,476
其他收入	24	**144,629**	64,226
銷售及營銷費用	26	**(139,996)**	(130,484)
管理費用	26	**(503,535)**	(413,695)
其他費用	25	**(37,923)**	(34,144)
營業利潤		**596,406**	563,379
融資成本	28	**(84,581)**	(37,228)
分享聯營公司經營成果	12	**83,949**	56,333
所得税前利潤		**595,774**	582,484
所得税費用	29	**(150,095)**	(168,330)
年內利潤		**445,679**	414,154
應佔：			
本公司股東		**334,908**	312,836
少數股東權益		**110,771**	101,318
		445,679	414,154
年內本公司股東應佔利潤的每股盈利（人民幣分）			
－基本及攤薄	31	**9.97**	9.48
股息	32	**145,162**	146,140

第64至136頁的附註為綜合財務報表的整體部分。

綜合權益變動表

截至二零零六年十二月三十一日止年度

	附註21(a)	本公司股東應佔				
				(累計損失)／	少數	股東
		資本／股本	其他儲備	盈餘滾存	股東權益	權益總值
		人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日結餘		724,254	3,630,177	(1,199,238)	891,908	4,047,101
本年利潤		—	—	312,836	101,318	414,154
附屬公司權益合併影響	(v)	—	(222,531)	(32,549)	—	(255,080)
本公司股東出資	(vi)	—	435,171	—	—	435,171
向少數股東收購一家附屬公司權益	(vii)	—	(3,844)	-	(40,848)	(44,692)
轉撥(附註21(b)(i))		—	(1,001,232)	1,001,232	—	—
利潤分配		—	32,912	(32,912)	—	—
少數股東股息		—	—	—	(51,167)	(51,167)
已宣派股息(附註32)		—	—	(146,140)	—	(146,140)
分配給本公司股東	(viii)	—	(161,819)	—	—	(161,819)
於二零零五年十二月三十一日結餘		724,254	2,708,834	(96,771)	901,211	4,237,528
本年利潤		—	—	334,908	110,771	445,679
附屬公司權益合併影響	(v)	—	(26,378)	—	—	(26,378)
分配給少數股東權益	(ix)	—	(95,705)	—	95,705	—
向少數股東收購附屬公司權益	(vii)	—	(57,426)	—	(52,933)	(110,359)
於變更時把儲備金						
資本化為股本(附註20)		2,575,746	(2,575,746)	—	—	—
利潤分配		—	73,502	(73,502)	—	—
少數股東股息		—	—	—	(78,892)	(78,892)
已宣派股息(附註32)		—	—	(26,472)	—	(26,472)
上市發行普通股(附註20及21)		1,265,000	1,411,059	—	—	2,676,059
少數股東出資額		—	—	—	16,040	16,040
於二零零六年十二月三十一日結餘		**4,565,000**	**1,438,140**	**138,163**	**991,902**	**7,133,205**

第64至136頁的附註為綜合財務報表的整體部分。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
經營業務的現金流量：			
經營業務所得現金	33(a)	**806,500**	1,068,378
已付利息		**(91,163)**	(34,230)
已付所得稅		**(172,466)**	(116,652)
經營業務所得現金淨額		**542,871**	917,496
投資活動的現金流量：			
收購共同控制實體（扣除已收購現金）	35	**7,904**	58,542
分離附屬公司所得款項	33(b)	**57,357**	1,348
一家共同控制實體變更為一家聯營公司	33(c)	**(8,255)**	—
分離一家聯營公司投資所得款項		**49**	17,000
購置物業、廠房及設備		**(790,829)**	(647,382)
處置物業、廠房及設備所得款項		**11,979**	18,858
購買無形資產		**(904)**	(483)
購買土地使用權		**(72,516)**	(767,301)
處置土地使用權所得款項		**4,922**	64,183
長期銀行存款減少		**—**	1,238
已授予關聯方貸款		**(132,235)**	(292,763)
已收關聯方償還貸款		**200,704**	461,550
已授予轉出公司貸款		**—**	(170,000)
已收轉出公司償還貸款		**—**	580,000
已收利息		**9,109**	8,493
已收股息		**123,901**	105,569
增加聯營公司投資		**(23,840)**	(73,595)
購入可供出售財務資產		**(1,673)**	—
處置可供出售財務資產所得款項		**5,009**	1,777
收購若干轉入公司以及受共同控制的錦江酒店股份的權益		**(113,941)**	(336,513)
向少數股東收購附屬公司權益		**(112,035)**	(43,016)
投資活動所用現金淨額		**(835,294)**	(1,012,495)

綜合現金流量表（續）

截至二零零六年十二月三十一日止年度

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
融資活動的現金流量：			
發行普通股所得款項，扣除已支付發行費用		**2,737,867**	
少數股東出資額		**16,040**	
轉入公司當時股東出資		—	142,490
從銀行借款所得款項		**1,282,659**	2,279,593
償還銀行借款		**(790,493)**	(1,133,931)
償還關聯方借款		—	(586,100)
轉出公司借款所得款項		—	(47,300)
轉入公司已付錦江國際股息		—	(92,846)
已付少數股東權益股息		**(78,892)**	(51,167)
關聯方提供資金減少		**(18,169)**	(558,211)
向股東支付股息	32	**(172,612)**	
融資活動所得／(所用)現金淨額		**2,976,400**	(47,472)
現金及現金等價物增加／(減少)		**2,683,977**	(142,471)
年初現金和現金等價物		**832,916**	975,387
年末現金和現金等價物	19	**3,516,893**	832,916

第64至136頁的附註為綜合財務報表的整體部分。

1 組織、重組和主要業務

上海錦江國際酒店(集團)股份有限公司(「本公司」)(前稱上海新亞(集團)股份有限公司)於一九九五年六月十六日成立為國有獨資公司，並一直由上海市國有資產監督管理委員會(「上海國資委」)或其前身直接管理和控制。根據二零零三年六月進行的企業重組，上海國資委指定本公司歸入成為錦江國際集團有限公司(「錦江國際」)的全資附屬公司；而錦江國際也是由上海國資委直接管理和控制的國有獨資公司。於二零零五年九月，錦江國際將其於本公司5%權益分配至其全資附屬公司上海錦江國際投資管理有限公司(前稱上海市華亭(集團)有限公司)。

二零零六年一月十一日，本公司改用現有名稱，並根據中華人民共和國(「中國」或「中國大陸」)公司法，把其於二零零五年九月三十日的投入股本及儲備人民幣3,300,000,000元轉換為3,300,000,000股每股面值人民幣1元的普通股，變更為股份有限公司。

本公司通過在香港公開發售和國際配售，共新發行1,265,000,000股每股面值人民幣1元的普通股，於二零零六年十二月十五日及二零零六年十二月二十日在香港聯合交易所有限公司(「聯交所」)主板上市。由此，本公司股本增至人民幣4,565,000,000元

本公司註冊地址為中華人民共和國上海市楊新東路24號316至318室。

本公司及其附屬公司(以下統稱「本集團」)主要在中國大陸從事酒店投資和營運以及相關業務(「酒店相關業務」)。

本公司董事會(「董事會」)於二零零七年四月二十日批准綜合財務報表刊發。

本集團於截至二零零六年及二零零五年十二月三十一日止年度的組織架構重大變動概述如下：

(a) 本集團與錦江國際之間的公司權益劃轉

作為幾個集團重組交易的其中一環(「重組」)，本集團把若干附屬公司(「轉出公司」)、一家共同控制實體和若干聯營公司的權益劃轉予錦江國際；而錦江國際及其下屬其他附屬公司(本集團除外)則把若干從事酒店相關業務的附屬公司(「轉入公司」)、共同控制實體和聯營公司的權益劃轉予本集團。

(b) 本公司對上海錦江國際酒店發展股份有限公司(「錦江酒店股份」，前稱上海新亞(集團)股份有限責任公司)的權益變動

錦江酒店股份的A股和B股在中國大陸上海證券交易所上市。於重組前，本公司直接持有錦江酒店股份42.32%權益。根據重組，本公司於二零零五年十二月收購了錦江酒店股份共計10.14%權益，總對價約人民幣218,924,000元，包括從上海國資委所管理和控制的其他國有企業收購約8.07%權益。

為落實權益分置計劃，本公司於二零零六年一月按無償對價將錦江酒店股份的4.85%權益贈予其他公眾A股股東，包括替其他A股非流通股股東整付的相應對價，其後再按大約人民幣100,048,000元的總對價，在市場收購2.44%權益，直至二零零六年三月為止。自此以後，本公司直接持有錦江酒店股份的50.05%權益。於二零零七年，由於上述部分其他A股非流通股股東向本公司償付了股票對價，本公司持有錦江酒店股份的權益比例增至50.31%。

2 呈列基準

於重組前後，本集團、附註1(a)所載的轉入公司和附註1(b)所載的錦江酒店股份均受到上海國資委的共同控制。因此，劃轉轉入公司權益及收購錦江酒店股份的8.07%權益被視為共同控制業務合併，並根據香港會計師公會（「香港會計師公會」）頒佈的會計指引第5號「共同控制業務合併之合併會計法」，以會計合併原則入賬。轉入公司及錦江酒店股份的財務報表項目已包括在財務資料內，猶如合併已於該等公司開始由上海國資委控制時發生。

上述公司的資產、負債及權益已按其於上海國資委綜合財務報表的賬面值載入本集團綜合財務報表，猶如有關綜合財務報表已經編製，並已作出就符合本集團會計政策所需的任何調整，及將該等政策應用於所有呈列期間。於進行共同控制業務合併時，並無確認商譽或本集團於該等公司的可識別資產、負債及或有負債權益公允淨值超過成本的款額。就先前已經被第三方收購的公司而言，本集團綜合財務報表包括於第三方進行收購的原來日期、該等公司可識別資產及負債的公允值、有關收購所產生的任何餘下商譽和少數股東權益。

該等公司的業績會自最早呈列日期或自該等公司開始由上海國資委控制當日起（不論共同控制業務合併的日期為何，以較短期間為準）載入本集團綜合財務報表。本集團綜合財務報表亦已計入原本應列入上海國資委綜合財務報表的少數股東應佔利潤或損失，猶如綜合財務報表已經編製。

於共同控制業務合併前後，本集團現時下屬公司之間所有交易的影響，已於編製本集團綜合財務報表時對銷。

有關共同控制業務合併所產生的開支於綜合利潤表支銷。

共同控制業務合併下所收購公司的名稱，共同控制業務合併日期及對價組合及公允值列載如下：

合併實體名稱	合併日期	對價
上海錦江飯店有限公司 上海龍柏飯店有限公司 上海錦江青年會賓館有限公司 上海虹橋賓館有限公司 上海銀河賓館有限公司 上海南華亭酒店有限公司 上海市上海賓館有限公司 上海金沙江大酒店有限公司 上海白玉蘭賓館有限公司 上海錦江達華賓館有限公司 上海新錦江大酒店有限公司（新錦江大酒店之前身）	二零零五年三月二十一日	無償收購該等公司的全部權益
上海錦江國際旅館投資有限公司 錦江國際集團財務有限責任公司	二零零五年三月二十一日	無償收購該等公司的80%權益
錦江之星旅館有限公司	二零零五年三月二十一日	無償收購該公司的74%權益
上海九龍賓館有限公司	二零零五年三月二十一日	無償收購該公司的60%權益
武漢錦江國際大酒店有限公司	二零零五年三月二十一日	無償收購該公司的50%權益
昆明錦江大酒店有限公司	二零零五年三月二十一日及二零零六年三月三十日分別收購75%及25%權益	於二零零五年無償收購該公司的75%權益並於二零零六年無償收購餘下的25%權益
上海錦江國際飯店有限公司 上海錦江金門大酒店有限公司 上海和平匯中飯店有限公司（和平匯中飯店之前身）	二零零五年九月二十日	無償收購該等公司的全部權益
上海和平飯店有限公司	二零零五年九月二十日	無償及人民幣1,702,000元分別收購該公司的99%及1%權益
錦江酒店股份	二零零五年十二月二十二日、二十七日和二十八日分別收購4.45%、1.29%和2.33%權益	以現金對價人民幣174,232,000元收購該公司的8.07%權益
上海臨青賓館有限公司	二零零六年一月二日	以現金對價人民幣3,042,000元收購該公司的90%權益
上海和平美食文化有限公司	二零零六年三月十四日	以現金對價人民幣2,586,000元收購該公司的51%權益
上海錦江國際酒店集團（香港）有限公司	二零零六年四月十日	以現金對價72,436,000港元收購該公司的98.61%權益
上海錦江國際管理學院	二零零六年五月十二日	以總現金對價人民幣6,801,000元收購該實體的全部權益

根據香港會計師公會頒佈的香港財務報告準則（「香港財務報告準則」）編製上述公司的淨資產及利潤或損失淨額，並無為了使其會計政策與本集團於下文附註3所載者一致而作出重大會計調整。由於進行共同控制業務合併，上述若干公司的資產淨值及利潤或損失淨額已作出以下重大調整：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
淨資產調整		
— 昆明錦江大酒店有限公司、新錦江大酒店及錦江之星旅館有限公司資產及負債的公允值調整，該等公司由錦江國際向不受上海國資委控制的第三方收購	**77,397**	79,809
— 以高於當時賬面值的價格向本公司收購錦江酒店股份資產的賬面值調整	**(143,718)**	(148,073)
利潤／（損失）調整		
— 昆明錦江大酒店有限公司、新錦江大酒店及錦江之星旅館有限公司資產及負債的公允值調整，該等公司由錦江國際向不受上海國資委控制的第三方收購	**(2,264)**	(2,264)
— 以高於當時賬面值的價格向本公司收購錦江酒店股份資產的賬面值調整	**4,355**	4,355

有關共同控制業務合併的綜合儲備調整詳情載於附註21(a)(v)。

取得附屬公司的控制權後，倘該附屬公司的權益變動不會導致損失控制權，包括如上文附註1(b)所述，向由非上海國資委控制的人士劃轉及收購錦江酒店股份的權益，則會被視為股東以其作為股東的身份進行的交易。有關變動不會在綜合利潤表確認為損益。非控制權益會作出調整，以反映本集團於附屬公司淨資產所佔權益變動。非控制權益予以調整後的差額及已付或已收的對價公允值會直接確認為本公司的股東應佔權益。

向不受上海國資委控制的人士收購附屬公司權益及錦江國際及錦江國際其他附屬公司（不含本集團）向本集團劃轉於聯營公司與共同控制實體的權益以會計購買法入賬。

3 重大會計政策概要

本集團綜合財務報表已根據香港財務報告準則以歷史成本法編製，並已按公允值於損益賬列賬的可供出售財務資產和按公允值於損益賬列賬的財務資產的重估值加以修訂，按公允值列帳。

遵照香港財務報告準則編製綜合財務報表，涉及使用若干重要會計估計，也要求管理層在應用本集團的會計政策時作出判斷。涉及重要判斷或較為複雜的範疇，或有關假設和估計對綜合財務報表而言意義重大的部分，均於附註5披露。

下列為截至二零零六年十二月三十一日止財政年度必須採納之準則、修訂及詮釋。

香港會計準則19（修訂）	精算盈虧、集體界定福利計劃及披露
香港會計準則21（修訂）	國外經營的投資淨額
香港會計準則39（修訂）	預測內部交易的現金流量對沖會計處理
香港會計準則39（修訂）	公平值期權
香港會計準則39及香港財務報告準則4（修訂）	財務擔保合約
香港財務報告準則6	礦物資源的開採和評估
香港財務報告準則1及6（修訂）	首次採納香港財務報告準則及礦物資源的開採和評估
香港（國際財務報告詮釋委員會）詮釋4	釐定一項安排是否包含租賃
香港（國際財務報告詮釋委員會）詮釋5	對拆卸、復原及環境復修基金權益的權利
香港（國際財務報告詮釋委員會）詮釋6	參予特殊市場—電氣及電子設備廢料—產生的負債

採納上述新準則及經修訂準則、修訂及詮釋，對本集團並無重大影響。

下列新準則及經修訂準則及詮釋已經頒佈，但尚未生效，亦未提早採納。董事預期，採納這些新準則及經修訂準則及詮釋，不會對本集團的會計政策造成重大影響。

香港會計準則1（修訂）	財務報表呈報：資本披露
香港財務報告準則7	金融工具：披露
香港財務報告準則8	營運分部
香港（國際財務報告詮釋委員會）詮釋7	應用香港會計準則29「嚴重通脹經濟中的財務報告」下的重列
香港（國際財務報告詮釋委員會）詮釋8	香港財務報告準則2的範圍
香港（國際財務報告詮釋委員會）詮釋9	重估內嵌式衍生工具
香港（國際財務報告詮釋委員會）詮釋10	中期財務報告和減值
香港（國際財務報告詮釋委員會）詮釋11	香港財務報告準則2－集團和庫存股交易
香港（國際財務報告詮釋委員會）詮釋12	服務特許權協議

綜合財務報表包括本公司及其所有附屬公司至十二月三十一日止的財務報表。

已採納主要會計政策載述如下：

(a) ***附屬公司***

附屬公司指本集團有權管理其財務及經營政策，並一般佔其50%以上投票權資本的所有實體(包括為特殊目的成立的實體)。於評估本集團是否控制另一實體時，會考慮目前有否可行使或可轉換的潛在投票權以及其影響。

附屬公司自控制權轉入本集團當日起全面綜合入賬，並於控制權終止當日起停止綜合入賬。

除附註2中所述之視為共同控制業務合併之權益劃轉，本集團收購附屬公司乃使用購併會計法入賬。收購成本是按交換日期資產的公允值、已發行股本工具和所產生或承擔的負債計量，另加收購事項所產生的直接成本。所收購的可識別資產和業務合併中所承擔的負債及或有負債於收購日期按公允值作初步計量，而不論少數股東權益之多寡。收購成本超出本集團分享所收購的可識別資產公允值的款額會記錄為商譽(附註3(h))。倘收購成本少於所收購附屬公司淨資產的公允值，則直接於利潤表確認差額。

集團公司的公司間交易、交易結餘及未實現收益予以對銷，未實現損失亦予以對銷，惟有證據顯示劃轉資產出現減值的交易則除外。附屬公司的會計政策已在必要情況下作出改動，以確保與本集團所採納的政策貫徹一致。

在本公司的資產負債表內，附屬公司投資乃按成本減去減值損失準備列賬(附註3(i))。本公司按照已收和應收股息把附屬公司的經營成果入賬。

(b) ***聯營公司***

聯營公司是指本集團對其有重大影響，但不擁有控制權，且一般擁有其20%至50%投票權資本的所有實體。聯營公司投資採用權益法處理，並初步按成本確認入賬。本集團的聯營公司投資包括收購時認定的商譽(扣除任何累計減值損失(附註3(h)))。

本集團應佔聯營公司收購後利潤或損失於綜合利潤表確認，而其應佔收購後儲備變動則在儲備中確認。收購後累積變動乃按投資賬面價值作出調整。若本集團應佔聯營公司損失等於或大於其在該聯營公司擁有的權益(包括任何其他信用應收款)，本集團不會進一步確認損失，但本集團代表聯營公司產生責任或墊付款則例外。

本集團與其聯營公司之間進行交易所產生的未實現收益，按本集團於聯營公司所佔的權益比例抵銷。除非有證據證明該交易所劃轉的資產出現減值，否則未實現損失也予以抵銷。聯營公司的會計政策已在需要時作出改動，以確保與本集團所採納的政策貫徹一致。

聯營公司攤薄盈虧在綜合利潤表中確認。

在本公司的資產負債表內，聯營公司投資乃按成本減去減值損失準備列賬(附註3(i))。本公司按照已收和應收股息把聯營公司的經營成果入賬。

(c) 共同控制實體

本集團的共同控制實體權益採用比例合併法入賬。本集團將所應佔的共同控制實體個別收支、資產與負債和現金流量，與本集團綜合財務報表中的同類項目逐項合併。本集團向共同控制實體出售資產，會確認其他合資方應佔的收益或損失部分，直至本集團將有關資產轉售予獨立方，本集團才會確認因向共同控制實體購買資產而應佔該共同控制實體的利潤或損失。但若該項交易的損失能夠證明流動資產的可變現淨值下跌或出現減值損失，便會即時確認交易損失。

在本公司的資產負債表內，共同控制實體投資乃按成本減去減值損失準備(附註3(i))列賬。本公司以已收和應收股息把共同控制實體的經營成果入賬。

(d) 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而該組資產和業務的風險與回報有別於其他業務分部。地區分部是在某特定經濟環境從事提供產品或服務，而該分部的風險與回報有別於在其他經濟環境經營的分部。

(e) 外幣換算

(i) 記賬本位幣與呈列貨幣

本集團各實體的財務報表所包括項目，乃按該實體經營所在的主要經濟環境所用的貨幣(「記賬本位幣」)計量。本公司的記賬本位幣和呈列貨幣為人民幣，編製綜合財務報表的金額單位為人民幣元。

(ii) 交易和餘額

外幣交易按交易發生當日的當時匯率折算為記賬本位幣。這些交易結算以及按交易日匯率折算以外幣為單位的貨幣性資產和負債，所產生的匯兌損益在利潤表確認。

非貨幣性財務資產和負債的折算差額申報為公允值盈虧的一部份。非貨幣性財務資產和負債(例如按公允值於損益賬列賬的股本工具)的折算差額，在損益賬確認入賬，列入公允值利潤或損失的一部分；至於非貨幣性財務資產和負債的匯兌差額，例如歸類為可供出售財務資產的證券，則計入股本內的公允值儲備。

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

— 各資產負債表所列的資產和負債按其結算日的收盤滙率折算；

— 各利潤表所列的收入和費用按平均滙率換算，除非此平均滙率不足以合理地概括反映交易日期當時滙率的累積影響，屆時，收入和費用則按交易日期的滙率折算；和

— 一切因此而產生的滙兌差額確認為權益的一個獨立組成部分。

於合併賬目時，換算海外實體淨投資及換算借貸及其他指定用作對沖的貨幣工具所產生的滙兌差額計入股東權益。當售出或清理部份海外業務時，滙兌差額在利潤表確認，作為出售盈虧的一部分。

收購海外實體所產生的商譽和公允值調整視為對該海外實體的資產與負債，並按收盤滙率換算。

(f) 物業、廠房及設備

在建工程指正在興建中的物業，按成本減去累計減值損失列賬，包括建築費用和其他直接費用。在建工程在完工並可供營運用途時，該資產方開始計提折舊。

物業、廠房及設備(在建工程除外)按歷史成本扣除累計折舊和累計減值損失(如有)後列賬。歷史成本包括收購該等項目直接產生的開支。

只有與項目有關的未來經濟利益很可能流入本集團，而該項目的成本能夠可靠計量時，其後的成本才會計入資產的賬面價值，或確認為另外一項資產(如適用)。已更換部份的帳面值已被剔除入賬。所有其他維修及保養於產生的財政期間在利潤表扣除。

物業、廠房及設備是採用直線法把成本分攤至殘值，以按照下列預計使用年限計提折舊：

建築物	20至40年
廠房機器	3至20年
運輸設備	3至12年
家具、固定裝置和設備	3至17年
裝修及租賃改善工程	5至20年，但不超逾租期

於各結算日會對資產的殘值和可使用年限進行檢查和調整(如適用)。

若資產的賬面價值高於其估計可收回金額，則即時沖減至其可收回金額。

處置損益經對比所得款項與賬面價值後釐定，並於利潤表確認。

(g) 土地使用權

土地使用權按成本減去累計攤銷和累計減值損失（如有）後列示。成本是為獲得多座廠房和建築物建於其上的土地的使用權而支付的對價，為期20至50年不等。土地使用權攤銷採用直線法按土地使用權的年限計算。

(h) 無形資產

(i) 商譽

商譽指收購成本超出本集團於收購當日分享已收購附屬公司、共同控制實體或聯營公司的可識別淨資產公允值的數額。收購附屬公司和共同控制實體產生的商譽計入無形資產。收購聯營公司產生的商譽計入聯營公司投資，並每年就減值進行測試，作為整體結果的一部份。分開確認的商譽每年就減值進行測試，並按成本減累計減值損失列賬。商譽的減值損失並不會轉回。出售實體的損益包括有關已出售實體的商譽的賬面價值。

商譽分配到預計會因出現商譽的業務合併而得益的那些現金產生單位或現金產生單位組別，以便進行減值測試。

(ii) 電腦軟件

已購入的電腦軟件許可權按照收購和使用特定軟件所產生的成本資本化。這些成本按其預計可使用年限（3至5年）攤銷。

(iii) 其他

其他無形資產主要包括若干互聯網登入使用權和電力使用權，並按直線法在實際受益年限或預計可使用期間（5至20年）攤銷（以較短者為準）。

(i) 附屬公司、聯營公司及非財務資產投資減值

無既定可使用年限或並非可供使用的資產毋須攤銷，並須最少每年進行一次減值測試。凡發生任何事件或情況變動，顯示未必可以收回賬面價值時，則會檢查減值。凡發生事件或情況變動，顯示未必可收回須攤銷資產的賬面價值時，則會檢討這些資產的減值。減值損失按資產的賬面價值超過其可收回金額兩者的差額確認。可收回金額是資產公允值減銷售成本與在用價值兩者中孰高者。就評估減值而言，資產按可獨立識別現金流量的最低水平分類（現金產生單位）。已發生減值的非財務資產（不包括商譽）於每個申報日期檢查，並在可行情況下轉回有關減值。

(j) 財務資產

本集團把各項財務資產分類如下：按公允值於損益賬列賬的財務資產、貸款和應收款、持有至到期的投資以及可供出售財務資產。分類視乎收購有關財務資產的目的而定。管理層在初次確認時決定財務資產類別，並於每個申報日期重新評估此項分類指定。

(i) 按公允值於損益賬列賬的財務資產

此類別細分成兩類：持作買賣的財務資產以及初步指定按公允值於損益賬列賬的財務資產。若財務資產主要是供短期內沽售而購入，或獲管理層指定須如此行事，便屬於這個類別。除非衍生工具已指定為對沖工具，否則也屬於持作買賣項目。如果此類資產乃持作買賣，又或預計在結算日後十二個月內實現，則歸入流動資產。

(ii) 貸款和應收款

貸款和應收款屬於非衍生財務資產，是並無在交投活躍市場上市的定額或可確定數額的付款，須計入流動資產，但在結算日起計十二個月之後到期並歸入非流動資產一類者則例外。貸款和應收款在資產負債表計入應收賬款及其他應收款。

(iii) 持有至到期的投資

持有至到期的投資為非衍生財務資產，是訂有固定到期日的定額或可確定數額付款，而本集團管理層也有正面意向和能力持有至到期。截至二零零六年十二月三十一日止年度，本集團並無持有此類投資。

(iv) 可供出售財務資產

可供出售財務資產是非衍生工具，只會指定歸入此類別或不歸入任何其他類別。可供出售財務資產計入非流動資產，但若管理層計劃於結算日後十二個月內出售財務資產則例外。

買賣財務資產須於交易日期確認，亦即本集團承諾購買或出售有關資產當日。所有不按公允值於損益賬列賬的財務資產，初步皆按公允值另加交易成本確認入賬。按公允值於損益賬列賬的財務資產初步按公允值確認入賬，交易成本在利潤表支銷。若收取財務資產所得現金流的權利已經期滿或已經轉出，而本集團已大致劃轉產權的所有風險與回報，則會解除確認財務資產。可供出售財務資產和按公允值於損益賬列賬的財務資產其後按公允值列賬。貸款和應收款以及持有至到期的投資，乃採用實際利率法按攤銷成本列賬。

「按公允值於損益賬列賬的財務資產」類別（包括利息和股息收入）因公允值變動而產生的收益和損失須計入產生期間的利潤表。因可供出售非貨幣性證券的公允值變動而產生的未實現收益和損失在股本確認入賬。若歸入可供出售項目的證券已經出售或出現減值，已在股本確認入賬的累積公允值調整則列作投資證券損益，計入利潤表。可供出售證券的利息按實際利率法計算，並於利潤表確認入賬。在確定本集團有權收取股息後，可供出售股本工具的股息便會在利潤表確認入賬。

上市投資的公允值以現行買入價為基準。若財務資產（以及非上市證券）的交投市場不活躍，本集團便會運用估值技巧訂定公允值，包括利用最近按照公平原則進行的交易、參考其他大致相同的工具、折現現金流量分析以及期權定價模式，務求盡量利用市場投入，減少依靠個別實體的特有投入。

在交投活躍市場上並無市場報價而其公允值也無法可靠計量的股本工具投資，以及與非上市股本工具掛鉤且必須以交付該等股本工具的方式結算的衍生工具，兩者均按照成本計量。

本集團於各結算日評核是否有客觀證據證明一項或一組財務資產出現減值。凡屬於可供出售的股本證券，若其公允值大跌或長期徘徊成本以下水平，則視作證券已出現減值的指標。如果可供出售財務資產存在任何上述證據，累積損失（按收購成本與目前公允值減去該財務資產過往已於利潤表確認的任何減值損失計量）則會從股本中剔除，並於利潤表確認。股本工具減值損失如已在利潤表確認，概不會通過利潤表轉回。

(k) 存貨

存貨按成本與可變現淨值孰低者列示。成本採用先進先出法釐定。產成品和在產品成本包括原材料、直接人工及按正常生產能力下適當比例分攤的其他直接成本和有關的間接生產費用，並不包括借款費用。可變現淨值是在正常業務過程中，減去適用可變銷售費用後的估計售價。

(l) 應收賬款及其他應收款

應收賬款及其他應收款首次按公允值確認，其後則按攤銷成本採用實際利率法，並減去減值準備計量。如有客觀證據表明本集團將無法依照原定年期收回所有到期款項，則計提應收賬款及其他應收款減值準備。若債務人發生嚴重財政困難，並很可能會破產或進行債務重組，拖欠付款或無法如期付款則視為應收賬款已出現減值的指標。準備金額是資產賬面價值與估計未來現金流量的現值之間的差額，並已按實際利率折現。準備金額在利潤表確認。

(m) 現金及現金等價物

現金及現金等價物包括庫存現金、活期銀行存款以及其他原存期不超過三個月而流動性大的短期投資。

(n) 股本

普通股歸入股本一類。

發行新股直接應佔遞增成本，在權益中顯示為所得款項減少（扣除稅項）。

(o) 借款

借款於首次按公允值扣除所產生的交易成本確認。交易成本是收購、發行或出售財務資產或財務負債時直接產生的遞增成本，包括向代理、顧問、經紀和交易商支付的費用和傭金，向監管機關和證券交易所支付的徵費以及過戶稅與稅款。其後，借款按攤銷成本列賬。所得款項（扣除交易成本後）與贖回價值之間如有任何差額，於借款期間一律採用實際利率法在利潤表確認。

除非本集團擁有無條件權利，可清償負債的期限延遲至結算日起計最少十二個月後，否則借款一律歸入流動負債。

(p) 借款費用

為建造任何合格資產而產生的借款費用，在有關資產完工並達到預定可使用狀態所需的時期內資本化。其他借款費用則列入支出。

(q) 遞延所得稅

遞延所得稅使用負債法，就資產和負債的稅基與綜合財務報表所列賬面價值之間的暫時差額全數計提準備。但若遞延所得稅是在交易的資產或負債首次確認時產生，而不是在進行交易時沒有影響到會計或應課稅利潤或損失的業務合併中產生，則遞延所得稅則不會入賬。遞延所得稅按結算日已訂立或大致上已訂立的稅率（和稅法）釐定，預期於相關遞延所得稅資產實現或清償遞延所得稅負債時動用。

若日後有可課稅利潤可抵銷暫時差額，則將確認相應款額的遞延所得稅資產。

投資附屬公司、聯營公司和共同控制實體所產生的暫時差額確認為遞延所得稅，但若本集團可控制暫時差額的轉回時間，且暫時差額不可能在可見將來轉回則例外

(r) 僱員福利

(i) 退休金責任

本集團在中國大陸的下屬公司為中國大陸職工參與有關政府機構所營運的定額退休福利計劃，每月按照職工薪金的一定比例向上述計劃供款，供款額最高不超過有關政府機構設定的定額供款上限。有關政府機構承諾按照這些計劃，負上應向現時和日後所有退休職工支付退休福利的責任。

本集團在香港的附屬公司為香港職工參與強制性公積金（「強積金計劃」）。本集團與僱員同樣需要每月供款，供款額是職工薪金的5%，供款上限是每名職工1,000港元。強積金計劃的資產由獨立管理基金持有，與本集團的資產分開。

除供款外，本集團對退休福利並無其他責任。向上述計劃和強積金作出的供款在產生時確認為職工福利費。

(ii) 住房福利

本集團在中國大陸的下屬公司職工有權參加由政府營辦的住房公積金。本集團每月按職工薪金的一定比例且在不超過有關政府機構所規定的定額上限的基礎上，向這些公積金營運供款。本集團對這些公積金的責任以各期應支付的供款為限。這些公積金供款計入當期費用。

(s) 準備及或有負債

本集團若因過往事件導致現時須承擔法定或推定責任，很可能須要流出資源以履行有關責任，而有關金額能夠可靠估計，則會確認準備。

如出現多項同類責任，而經考慮責任整體所屬類別後，釐定清償責任時可能會流出資源，則即使同類負債內的任何一個項目可能流出資源的機會極微，也會確認準備。

準備是按照清償有關責任預期所需開支的現值，使用反映現時市場對貨幣時間值和該負債的特有風險所作出的評估的稅前比率計算。由於時間過去而增加的準備額，作為利息費用確認入賬。

或有負債指從過去事件而產生的潛在責任，其存在與否，僅能待一項或多項並未完全在本集團控制之內的不確定的未來事件發生或不發生，方可確認。或有負債亦指從過去事件產生的現有責任，但由於導致經濟資源流出的可能性不大，或因為責任金額不能可靠計量，因此不予確認。

或有負債不會獲得確認，但會在綜合財務報表附註中披露。倘若流出可能性發生變更，以致存在流出的可能性，或有負債將會確認為準備。

(t) 政府補貼

若可合理保證將會獲得有關補貼，且本集團將會符合一切附帶條件，政府補貼則會按公允值確認入賬。

有關成本的政策補貼會遞延入賬，並與該筆補貼所擬定抵償的成本互相配合，在所需期間於利潤表確認。

有關購置物業、廠房及設備的政府補貼，列作遞延政府補貼計入非流動負債，並採用直線法按有關資產的預計可使用年限在利潤表確認。

(u) 收入確認

從酒店客房、酒店管理與相關服務、餐飲銷售以及其他配套服務所得的收入，在提供服務時確認。

銷售商品在本集團已將產品交付予客人，而該客人已接納有關產品，並能夠合理肯定可以收回相關的應收款時確認。

來自物業的租金收入以直線法按各自租約年期確認。

利息收入按時間比例使用實際利率法確認。

股息收入是在收取款項的權利確立時確認。

(v) 經營租賃

凡產權的絕大部分風險與回報仍歸出租人所有的租約，一律歸入經營租賃一類，根據經營租賃支付的款項（扣除出租人給予的任何優惠後）於租期內採用直線法在利潤表中扣除。

(w) 分配股息

本公司股東批准向本公司股東分配的股息，在批准當期於本集團的綜合財務報表內確認為負債。

4 財務風險管理

(a) 財務風險因素

本集團經營的業務須要承受多種財務風險：市場風險（包括外滙風險、利率風險和價格風險）、信貸風險和流動資金風險。本集團的風險管理計劃整體上針對金融市場的不可預測因素，務求盡量減低可能對本集團財務表現所產生的不利影響。

(i) 外滙風險

本集團主要在中國大陸經營業務，而本集團大部分交易、資產和負債皆以人民幣為單位。然而，本集團向海外供應商購置設備及若干費用須以外幣付款，同時亦向海外客人收取外幣，發行H股所得款項的餘款則以港元持有。於二零零六年十二月三十一日，本集團以外幣為單位的現金及現金等價物和借款以美元和港元為主，詳情於附註19和23披露。

於二零零六年十二月三十一日，本集團並無採用任何遠期合同、貨幣借款或其他方法對沖其外滙風險。人民幣兌美元及人民幣兌港元匯率一直穩定，儘管如此，倘若日後人民幣兌美元和港元出現重大升值，則可能會對本集團的經營業績造成不利影響。

人民幣不能自由兌換為其他外幣，而人民幣兌換外幣須遵守中國大陸政府所頒佈的外滙管制規則和法規。

(ii) 利率風險

由於本集團並無重大的計息資產，本集團的收入和經營現金流量大致上不受市場利率變動影響。本集團所面對的利率變動風險主要來自借款。按浮動利率計息的借款導致本集團需承擔現金流量利率風險；按固定利率計息的借款則使本集團面對公允值利率風險。有關本集團的借款詳情，已在附註23披露。

本集團並無使用任何利率掉期對沖其利率風險。

(iii) 價格風險

由於本集團所持投資在綜合資產負債表歸類為可供出售財務資產或按公允值於損益賬列賬的財務資產，故此本集團須要承受股本證券的價格風險。本集團毋須承擔商品價格風險。

(iv) *信貸風險*

本集團並無高度集中的信貸風險，且已訂有政策以局限因任何客人所承擔的信貸風險。本集團過往追收的應收賬款及其他應收款，皆在已記賬的備抵範圍以內。

(v) *流動資金風險*

審慎的流動資金風險管理即是維持足夠現金和有價證券，並透過充足的已承諾信貸額取得資金。本集團矢志保留已承諾的信貸額，以維持資金的靈活性。

(b) ***公允值估計***

財務工具的公允值按照本節附註3(j)所披露的政策釐定。就披露而言，財務資產及負債的公允值是按本集團以類似財務工具可享有的現行市場利率折現計算未來合同現金流量而作出估計。

非流動借款的公允值在本節附註23披露。

其他於一年內到期的財務資產和負債減去任何預計信貸調整後的賬面價值，假設與其公允值相若。

5 重要會計估計和判斷

估計和判斷是基於過往經驗以及其他因素而持續進行評估，當中包括依照情況對未來事件抱持相信屬於合理的期望。

(a) ***重要會計估計和假設***

本集團會對未來作出各項估計和假設，所得會計估計結果（按定義而言）與相關實際結果甚少相同。下文論述的估計和假設具有重大風險，可能導致下一財政年度的資產和負債的賬面價值出現重大調整。

(i) *物業、廠房及設備的可使用年限*

本集團管理層負責釐定物業、廠房及設備的預計可使用年限和有關折舊開支。此項估計是按性質和功能類似的物業、廠房及設備過往的實際可使用年限為基準。可使用年限或會因應技術創新以及競爭對手在行業低潮時所採取的行動而出現重大變動。若可使用年限較先前預計的可使用年限為短，管理層將會增加折舊開支，又或沖銷或沖減已棄用或已出售的技術落伍或非戰略性資產。

(ii) 遞延稅項資產

遞延稅項按結算日已訂立或大致上已訂立的稅率(和稅法)釐定,預期在相關遞延稅項資產實現或清償遞延稅項負債時動用。遞延所得稅如日後有應課稅利潤可用作抵銷暫時差額,則會確認相應款額的遞延稅項資產。

本集團管理層釐定遞延稅項資產時,乃按照預計將會動用遞延稅項資產的未來年度已訂立或大致上已訂立的稅率和稅法,以及據本集團所深知對上述年度的盈利預測。管理層會在結算日前修訂這些假設和盈利預測。

(iii) 物業、廠房及設備減值

本集團管理層根據附註3(i)所述的會計政策,於各結算日評估物業、廠房及設備有否出現任何減值跡象。可收回金額是資產的在用價值與公允值減銷售成本兩者中孰高者,是按可以取得的最佳信息作出估計,以反映知情自願各方於各結算日進行公平交易以處置資產而獲取的款額(經扣減處置成本)或持續使用這些資產將會產生的現金。

(iv) 應收賬款及其他應收款減值

本集團管理層評核應收賬款及其他應收款的可收回程度,以估計應收賬款及其他應收款減值準備。如發生任何事件或情況變動,顯示本集團未必可追回有關餘額,則會為應收賬款及其他應收款計提準備,並需要使用估計。要是預期數字與原來估計者不同,有關差額則會影響應收賬款及其他應收款的賬面價值,以及在估計變動期間的減值費用。

(b) 應用本集團會計政策的重要判斷

(i) 租賃產業的租賃裝修

本集團以租賃產業在中國大陸經營若干酒店,並為此等酒店負擔酒店建設或裝修開支。名列相關租賃協議的部分業主告知本集團,表示他們未能出示正式的房屋所有權證或提供有效的租賃許可證或其他必須的證明。但本公司董事根據本集團過往經驗和可取得的信息,並經諮詢本集團的法律顧問後,認為此問題不大可能會導致上述租約中斷,也不會對相關租賃改善工程的賬面值(於二零零六年十二月三十一日分別約為人民幣214,991,000元(二零零五年:約人民幣121,219,000元))產生重大影響。因此,並無必要按照本集團的會計政策為該等租賃改善工程計提減值。

(ii) 可供出售財務資產的公允值

並無於活躍市場買賣的可供出售資產的公允值可運用估值方法釐定。本集團運用其判斷挑選各種方法,並作出主要以結算日的市場情況為基礎的假設。倘無法可靠計算公允值,該等可供出售財務資產則按成本計量,並評估於各結算日是否有出現明顯的減值跡象。

6 營業額和分部資料

截至二零零六年十二月三十一日止年度，本集團的酒店相關業務在中國大陸及香港分為四個主營持續業務分部：

(1) 星級酒店營運：擁有和經營星級酒店；

(2) 星級酒店管理：向本集團或其他方名下的星級酒店提供酒店管理服務；

(3) 錦江之星旅館：經營自有的經濟型酒店，以及特許經營其他方名下的經濟型酒店；及

(4) 餐廳：經營快餐店或高檔次餐廳以及相關投資。

本集團的其他業務主要包括集團內公司間融資服務，培訓與教育以及月餅生產業務。

(a) 營業額

本集團於截至二零零六年十二月三十一日止年度的收益，即營業額如下：

	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
星級酒店營運		
一房間出租收入	**1,413,622**	1,355,077
一餐飲銷售	**770,476**	660,722
一提供配套服務	**134,714**	133,458
一出租收入	**104,368**	101,854
一酒店供應品銷售	**42,534**	34,295
	2,465,714	2,285,406
錦江之星旅館	**430,298**	334,900
星級酒店管理	**38,342**	36,683
餐廳	**49,210**	89,738
其他	**46,924**	60,943
	3,030,488	2,807,670

(b) 主要申報形式—業務分部

截至二零零六年十二月三十一日止年度

	星級酒店營運 人民幣千元	錦江之星旅館 人民幣千元	星級酒店管理 人民幣千元	餐飲 人民幣千元	其他業務 人民幣千元	本集團 人民幣千元
對外銷售	2,465,714	430,298	38,342	49,210	46,924	3,030,488
分部間銷售	89,520	14,706	55,232	—	53,771	213,229
分部銷售毛總額	2,555,234	445,004	93,574	49,210	100,695	3,243,717
營業利潤	466,973	44,868	50,852	12,880	20,833	596,406
融資成本(附註28)						(84,581)
分享聯營公司經營成果(附註12)	21,323	—	(219)	67,025	(4,180)	83,949
所得税前利潤						595,774
所得税費用(附註29)						(150,095)
本年利潤						445,679
分部資產	7,470,096	1,541,259	197,571	91,226	554,146	9,854,298
聯營公司投資(附註12)	93,488	—	653	243,723	9,414	347,278
資產總值	7,563,584	1,541,259	198,224	334,949	563,560	10,201,576
負債總計	2,297,995	467,782	29,389	6,093	267,112	3,068,371
資本開支	481,259	475,156	1,147	10,234	2,224	970,020
折舊(附註7)	280,853	53,859	318	3,916	1,878	340,824
土地使用權攤銷(附註8)	22,694	2,119	—	—	154	24,967
無形資產攤銷(附註9)	316	173	—	105	25	619
物業、廠房及設備減值計提(附註7)	9,906	—	—	—	—	9,906
存貨沖減／(轉回沖減)	296	(383)	—	—	—	(87)
應收賬款及其他應收款減值(附註26)	1,898	175	86	24	7	2,190

截至二零零五年十二月三十一日止年度

	星級酒店營運 人民幣千元	錦江之星旅館 人民幣千元	星級酒店管理 人民幣千元	餐飲 人民幣千元	其他業務 人民幣千元	本集團 人民幣千元
對外銷售	2,285,406	334,900	36,683	89,738	60,943	2,807,670
分部間銷售	76,892	6,421	53,789		33,346	170,448
分部銷售毛總額	2,362,298	341,321	90,472	89,738	94,289	2,978,118
營業利潤	406,007	51,404	51,633	18,520	35,815	563,379
融資成本(附註28)						(37,228)
分享聯營公司經營成果(附註12)	17,170	-	(103)	43,525	(4,259)	56,333
所得稅前利潤						582,484
所得稅費用(附註29)						(168,330)
本年利潤						414,154
分部資產	4,634,552	1,152,995	221,767	155,116	493,430	6,657,860
聯營公司投資(附註12)	71,524	-	920	206,941	6,558	285,943
資產總值	4,706,076	1,152,995	222,687	362,057	499,988	6,943,803
負債總計	2,118,077	284,072	31,599	11,562	260,965	2,706,275
資本開支	1,536,405	347,223	482	4,707	1,206	1,890,023
折舊(附註7)	269,182	30,749	209	5,979	2,766	308,885
土地使用權攤銷(附註8)	12,795	2,529		-	737	16,061
無形資產攤銷(附註9)	287	26	-	205	6	524
物業、廠房及設備減值(轉回)／計提(附註7)	(1,513)		-	500		(1,013)
可供出售財務資產減值(附註26)	3,230		-			3,230
存貨沖減	394		—			394
應收賬款及其他應收款減值計提／(轉回)(附註26)	2,098	27	(62)	1	1,284	3,348

未分配成本主要為企業費用，並已計入「其他業務」分部。

分部資產主要包括物業、廠房及設備、土地使用權、可供出售財務資產、遞延所得稅資產、存貨、應收賬款和經營現金，亦包括收購有關各分部的附屬公司所產生的已確認商譽。

分部負債包括經營負債。企業借款則計入「其他業務」分部。

資本開支包括購入物業、廠房及設備（附註7）、土地使用權（附註8）和無形資產（附註9），包括在業務合併中收購所增加者，但共同控制業務合併除外（附註35）。

(c) 次要申報形式－地區分部

由於本集團超過九成營業額和經營投入源自中國大陸市場，而本集團超過九成資產也位於中國大陸，而中國大陸乃視為風險與回報相若的單一地區，因此並無呈列地區分部資料。

7 物業、廠房及設備

(a) 本集團

	建築物 人民幣千元	廠房機器 人民幣千元	運輸設備 人民幣千元	家具、固定裝置和設備 人民幣千元	裝修和租賃改善工程 人民幣千元	在建工程 人民幣千元	總計 人民幣千元
原值							
於二零零五年一月一日	3,281,724	971,502	61,012	230,692	573,295	305,164	5,423,389
購入	64,380	18,695	4,999	8,683	17,798	577,599	692,154
收購共同控制實體（附註35(a)）	320,039	16,186	754	14,892	63,261	14,551	429,683
分離一家附屬公司	(28,812)	—	(1,067)	(7,524)	(12,686)	(2,741)	(52,830)
處置	(88,498)	(57,964)	(6,420)	(18,009)	(28,772)	—	(199,663)
轉入	81,661	67,731	889	31,644	184,629	(366,554)	—
於二零零五年十二月三十一日	3,630,494	1,016,150	60,167	260,378	797,525	528,019	6,292,733
購入	—	14,447	6,048	9,440	16,004	767,404	813,343
收購共同控制實體（附註35(b)及(c)）	55,049	3,192	484	3,076	15,694	5,708	83,203
分離一家附屬公司及一家共同控制實體的變化（附註33(b)及(c)）	(63,045)	(48,745)	(2,273)	(1,452)	(26,792)	(83)	(142,390)
處置	(87,629)	(46,422)	(8,394)	(32,227)	(47,705)	(2,821)	(225,198)
轉入	83,038	78,690	1,244	26,994	295,514	(485,480)	—
於二零零六年十二月三十一日	**3,617,907**	**1,017,312**	**57,276**	**266,209**	**1,050,240**	**812,747**	**6,821,691**
累計折舊及減值							
於二零零五年一月一日	(1,080,295)	(628,093)	(42,595)	(155,682)	(258,646)	—	(2,165,311)
本年折舊計提（附註26）	(103,056)	(79,648)	(5,065)	(25,999)	(95,117)	—	(308,885)
本年減值（計提）／轉回（附註26）	(19)	1,450	—	82	(500)	—	1,013
分離一家附屬公司	5,647	—	705	6,067	10,052	—	22,471
處置	63,897	49,018	5,003	14,862	24,732	—	157,512
於二零零五年十二月三十一日	(1,113,826)	(657,273)	(41,952)	(160,670)	(319,479)	—	(2,293,200)
本年折舊計提（附註26）	(105,552)	(77,252)	(5,250)	(27,935)	(124,835)	—	(340,824)
本年減值計提（附註26）		(7,309)	(31)	—	(2,566)	—	(9,906)
分離一家附屬公司及一家共同控制實體的變化（附註33(b)及(c)）	20,187	32,564	1,644	896	14,218	—	69,509
處置	81,847	42,025	7,682	30,040	41,092		202,686
於二零零六年十二月三十一日	**(1,117,344)**	**(667,245)**	**(37,907)**	**(157,669)**	**(391,570)**	**—**	**(2,371,735)**
賬面淨值							
於二零零六年十二月三十一日	**2,500,563**	**350,067**	**19,369**	**108,540**	**658,670**	**812,747**	**4,449,956**
於二零零五年十二月三十一日	2,516,668	358,877	18,215	99,708	478,046	528,019	3,999,533

本集團物業、廠房及設備的賬面淨值約人民幣319,563,000元（二零零五年：約人民幣340,859,000元）已經抵押，作為本集團取得借款的抵押品（附註23）。

折舊開支已自綜合利潤表扣除如下（附註26）：

	截至十二月三十一日止年度	
	二零零六年 人民幣千元	二零零五年 人民幣千元
銷售成本	**319,067**	284,974
銷售及營銷費用	**2,393**	4,760
管理費用	**19,364**	19,151
	340,824	308,885

特別就興建若干物業、廠房及設備訂立的融資安排所產生的借款費用約人民幣9,223,000元（二零零五年：約人民幣1,421,000元）（附註28）已資本化，並計入物業、廠房及設備的「購入」一項。資本化比率為6.118%（二零零五年：5.515%）。

(b) *本公司*

	建築物 人民幣千元	廚房機器 人民幣千元	運輸設備 人民幣千元	家具、固定裝置和設備 人民幣千元	裝修和租賃改善工程 人民幣千元	在建工程 人民幣千元	總計 人民幣千元
原值							
於二零零五年一月一日	5,562	—		130			5,692
購入		—		84		-	84
附屬公司轉入	587,698	43,486	805	109	32,993	2,029	667,120
處置	(5,562)	—	—				(5,562)
於二零零五年十二月三十一日	587,698	43,486	805	323	32,993	2,029	667,334
購入	-	1,026		215		8,760	10,001
處置		(383)	(252)	(4)		(184)	(823)
轉入	—	2,534			1,275	(3,809)	
於二零零六年十二月三十一日	**587,698**	**46,663**	**553**	**534**	**34,268**	**6,796**	**676,512**
累計折舊及減值							
於二零零五年一月一日	(1,013)	—		(95)			(1,108)
本年折舊計提		—	-	(97)			(97)
處置	1,013	—	—	—		-	1,013
於二零零五年十二月三十一日		—	—	(192)	-	—	(192)
本年折舊計提	(16,011)	(14,727)	(403)	(141)	(8,392)		(39,674)
本年減值計提	—	(1,734)	—	—	(76)	-	(1,810)
處置		257	92	2	-		351
於二零零六年十二月三十一日	**(16,011)**	**(16,204)**	**(311)**	**(331)**	**(8,468)**		**(41,325)**
賬面淨值							
於二零零六年十二月三十一日	**571,687**	**30,459**	**242**	**203**	**25,800**	**6,796**	**635,187**
於二零零五年十二月三十一日	587,698	43,486	805	131	32,993	2,029	667,142

8 土地使用權

土地使用權指經營租賃預付款的賬面淨值。本集團全部土地使用權位於中國大陸，並按介乎20至50年不等的租約持有。土地使用權的變動如下：

(a) 本集團

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
原值		
於年初	**1,065,861**	371,886
購入	**72,516**	767,301
分離附屬公司（附註33(b)）	**(1,872)**	(3,850)
處置	**(7,949)**	(69,476)
於年末	**1,128,556**	1,065,861
累計攤銷		
於年初	**(44,033)**	(43,644)
本年計提（附註(26)）	**(24,967)**	(16,061)
分離附屬公司（附註33(b)）	**66**	794
處置	**1,805**	14,878
於年末	**(67,129)**	(44,033)
賬面淨值		
於年末	**1,061,427**	1,021,828

攤銷費用已從綜合利潤表扣除如下（附註26）：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
銷售成本	**24,967**	16,061

(b) 本公司

	截至十二月三十一日止年度	
	二零零六年 人民幣千元	二零零五年 人民幣千元
原值		
於年初	**49,908**	45,520
購入	**269**	—
附屬公司轉入	—	49,908
處置	—	(45,520)
於年末	**50,177**	49,908
累計攤銷		
於年初	—	(9,731)
本年計提	**(1,285)**	—
處置	—	9,731
於年末	**(1,285)**	—
賬面淨值		
於年末	**48,892**	49,908

9 無形資產

(a) 本集團

	商譽 人民幣千元	軟件 人民幣千元	其他 人民幣千元	總計 人民幣千元
原值				
於二零零五年一月一日	17,451	1,061	920	19,432
購入	—	449	34	483
收購共同控制實體（附註35(a)）	—	188	214	402
分離一家附屬公司	—	—	(21)	(21)
於二零零五年十二月三十一日	17,451	1,698	1,147	20,296
購入	—	904	—	904
收購一家共同控制實體（附註35(c)）	—	—	54	54
一家共同控制實體的變化（附註33(c)）	—	(1,093)	—	(1,093)
於二零零六年十二月三十一日	**17,451**	**1,509**	**1,201**	**20,161**
累計攤銷				
於二零零五年一月一日	—	(450)	(379)	(829)
本年計提（附註26）	—	(324)	(200)	(524)
分離一家附屬公司	—	—	4	4
於二零零五年十二月三十一日	—	(774)	(575)	(1,349)
本年計提（附註26）	—	(356)	(263)	(619)
一家共同控制實體的變化（附註33(c)）	—	718	—	718
於二零零六年十二月三十一日	—	**(412)**	**(838)**	**(1,250)**
賬面淨值				
於二零零六年十二月三十一日	**17,451**	**1,097**	**363**	**18,911**
於二零零五年十二月三十一日	17,451	924	572	18,947

攤銷費用已自綜合利潤表中扣除如下（附註26）：

	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
銷售成本	**619**	524

商譽減值測試

商譽分配到本集團按照業務分部所識別的現金產生單位。以下呈列商譽的分部水平概要：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
星級酒店營運	**11,003**	11,003
錦江之星旅館	**6,448**	6,448
	17,451	17,451

商譽的主要組成部分乃指收購若干星級酒店及錦江之星旅館的成本超過所識別的已收購淨資產公允值之金額。商譽減值乃根據各自的現金產生單位的可收回金額作出評估。現金產生單位的可收回金額是按照其公允值(減銷售成本)或可用價值估算兩者中孰高者釐定。就現金產生單位的表現而言，並不需要計提減值損失準備。

(b) *本公司*

	其他無形資產 人民幣千元
原值	
於二零零五年一月一日	-
附屬公司轉入	62
於二零零五年及二零零六年十二月三十一日	**62**
累計攤銷	
於二零零五年及二零零六年一月一日	-
截至二零零六年十二月三十一日止年度計提	(21)
於二零零六年十二月三十一日	**(21)**
賬面淨值	
於二零零六年十二月三十一日	**41**
於二零零五年十二月三十一日	62

10 附屬公司投資—本公司

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
投資成本		
—上市公司股份(i)	**685,434**	585,385
—非上市權益投資	**1,965,253**	2,122,404
	2,650,687	2,707,789

(i) 該筆餘額指本集團於錦江酒店股份的投資。

本公司主要附屬公司的詳情載於附註37。

11 共同控制實體投資

(a) 本集團

本集團已計入截至二零零六年十二月三十一日止年度的綜合資產負債表和綜合利潤表的應佔共同控制實體資產與負債、收入和成果列載如下：

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
資產		
非流動資產	**959,431**	760,792
流動資產	**196,097**	218,055
	1,155,528	978,847
負債		
非流動負債	**200,110**	134,502
流動負債	**200,545**	190,756
	400,655	325,258
淨資產	**754,873**	653,589
在共同控制實體所佔權益的相應承擔	**18,593**	5,675

	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
收入	**644,605**	542,745
費用	**(522,858)**	(448,008)
所得稅前利潤	**121,747**	94,737
所得稅費用	**(37,353)**	(24,999)
本年利潤	**84,394**	69,738

本集團所佔共同控制實體投資概無任何相關的重大或有負債，而合資方本身也沒有任何重大或有負債。

本集團主要共同控制實體的詳情載於附註37。

(b) 本公司

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
非上市權益投資成本	**518,242**	460,477

12 聯營公司投資

(a) 本集團

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
於年初	**285,943**	318,932
增加	**46,972**	86,193
分享聯營公司經營成果		
一所得稅前利潤	**129,141**	92,817
一所得稅費用	**(45,192)**	(36,484)
	83,949	56,333
宣派股息	**(69,537)**	(66,424)
處置	**(49)**	(109,091)
於年末	**347,278**	285,943

於二零零六年十二月三十一日，聯營公司投資中包括商譽人民幣23,880,000元（二零零五年：無）。

本集團各未上市聯營公司的財務資料總計概述如下：

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
資產總值	**567,498**	536,449
負債總計	**220,220**	250,506
收入	**1,082,828**	896,493
年度利潤	**83,949**	56,333

本集團主要聯營公司的詳情載於附註37。

(b) 本公司

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
非上市權益投資成本	**29,905**	13,105

13 可供出售財務資產

(a) 本集團

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
於年初	**283,633**	290,642
添置	**12,496**	4,500
收購共同控制實體(附註35)	**1,521**	3,868
減值損失(附註26)	—	(3,230)
出售	**(1,343)**	(12,147)
於年末	**296,307**	283,633

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
非上市權益投資成本(i)	**310,031**	297,357
減:減值準備	**(13,724)**	(13,724)
	296,307	283,633

(b) 本公司

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
於年初	**211,489**	217,442
添置	—	4,500
出售	—	(10,453)
於年末	**211,489**	211,489

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
非上市權益投資成本(i)	**213,489**	213,489
減:減值準備	**(2,000)**	(2,000)
	211,489	211,489

(i) 該餘額指本集團/本公司在多家公司的投資,在交投活躍市場並無市場報價,其公允值也無法可靠計量。

14 遞延所得税

(a) 本集團

如有在法律上可強制執行的權力，可以把即期税項資產與即期税項負債互相抵銷，則會抵銷遞延所得税資產與負債，而有關遞延税項須與同一財政機構有關，已抵銷數額如下：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
遞延税項資產		
—遞延税項資產— 十二個月後收回	**13,082**	11,877
—遞延税項資產— 十二個月內收回	**4,198**	2,938
	17,280	14,815
遞延税項負債		
—遞延税項負債— 十二個月後支銷	**(204,347)**	(196,296)
—遞延税項負債— 十二個月內支銷	**(7,957)**	(4,389)
	(212,304)	(200,685)
	(195,024)	(185,870)

遞延所得税賬的總變動如下：

	截至十二月三十一日止年度 二零零六年 人民幣千元	二零零五年 人民幣千元
於年初	**(185,870)**	(93,550)
收購共同控制實體（附註35）	**(14,930)**	(84,785)
計入／（扣除）利潤表（附註29）	**5,191**	(7,535)
出售一家附屬公司（附註33(b)）	**585**	—
於年末	**(195,024)**	(185,870)

不計同一稅務司法權區內抵銷的餘額，於截至二零零六年十二月三十一日止年度遞延稅項資產與負債的變動如下：

遞延稅項資產：

	資產減值 人民幣千元	加速會計 折舊 人民幣千元	稅損 人民幣千元	準備 人民幣千元	其他暫時 差額 人民幣千元	總計 人民幣千元
於二零零五年一月一日	13,488	13,975	20,346	3,607	1,086	52,502
收購共同控制實體	465	749	—	—	—	1,214
(扣除)／計入利潤表	(2,688)	(4,975)	(12,255)	1,787	674	(17,457)
於二零零五年十二月三十一日	11,265	9,749	8,091	5,394	1,760	36,259
收購共同控制實體	116	11	—	—	19	146
計入／(扣除)利潤表	1,723	(875)	(3,244)	(1,195)	251	(3,340)
出售一家附屬公司	(10)	—	—	—	—	(10)
於二零零六年十二月三十一日	**13,094**	**8,885**	**4,847**	**4,199**	**2,030**	**33,055**

遞延稅務負債：

	減值資產 人民幣千元	加速稅務 折舊 人民幣千元	員工福利 準備(i) 人民幣千元	其他暫時 差額 人民幣千元	總計 人民幣千元
於二零零五年一月一日	(4,153)	(114,908)	(25,070)	(1,921)	(146,052)
收購共同控制實體	—	(83,409)	(2,590)	—	(85,999)
計入利潤表	6	3,811	5,050	1,055	9,922
於二零零五年十二月三十一日	(4,147)	(194,506)	(22,610)	(866)	(222,129)
收購共同控制實體	—	(14,576)	(263)	(237)	(15,076)
計入利潤表	470	5,074	2,292	695	8,531
出售一家附屬公司	—	446	149	—	595
於二零零六年十二月三十一日	**(3,677)**	**(203,562)**	**(20,432)**	**(408)**	**(228,079)**

(i) 本集團若干未付的員工福利可作中國即期應納所得稅抵扣，但不符合香港財務報告準則所界定的負債，引致一項遞延稅項負債。

遞延稅項資產可用作確認結轉稅損，但以可藉著未來應課稅利潤實現的稅收利益為限。本集團並未就稅損而確認的遞延所得稅資產分別約為人民幣52,096,000元（二零零五年：約人民幣71,115,000元），原因是據本公司董事認為，這些稅損將不大可能在二零零七年至二零一一年到期前實現。相關的未確認遞延所得稅資產的到期日分析如下：

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
一年內	**14,983**	15,681
一年至兩年	**8,877**	16,974
兩年至三年	**2,754**	13,448
三年至四年	**16,418**	6,491
四年至五年	**9,064**	18,521
	52,096	71,115

(b) ***本公司***

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
遞延稅項資產一十二個月後收回	**—**	512
遞延稅項負債一十二個月後支銷	**(86)**	—
	(86)	512

遞延所得稅賬的總變動如下：

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
於年初	**512**	(711)
扣除利潤表	**(598)**	(70)
附屬公司轉入	**—**	1,293
於年末	**(86)**	512

不計同一稅務司法權區內所抵銷的餘額，於截至二零零六年十二月三十一日止年度遞延稅項資產與負債的變動如下：

遞延稅項資產：

	資產減值 人民幣千元	加速會計折舊 人民幣千元	總計 人民幣千元
於二零零五年一月一日	—	—	—
附屬公司轉入	157	2,317	2,474
於二零零五年十二月三十一日	157	2,317	2,474
計入／(扣除)利潤表	194	(1,898)	(1,704)
於二零零六年十二月三十一日	**351**	**419**	**770**

遞延稅項負債：

	員工福利準備(i) 人民幣千元
於二零零五年一月一日	(711)
附屬公司轉入	(1,181)
扣除利潤表	(70)
於二零零五年十二月三十一日	(1,962)
計入利潤表	1,106
於二零零六年十二月三十一日	**(856)**

(i) 本集團若干未付的員工福利可作中國即期應納所得稅抵扣，但不符合香港財務報告準則所界定的負債，引致一項遞延稅項負債。

中國於年結日後頒佈新的中國企業所得稅法(附註38(b))。

15 存貨

(a) **本集團**

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
原材料	**17,427**	20,940
產成品／持作轉售的商品	**5,798**	7,311
易耗品和供應品	**26,016**	22,613
	49,241	50,864

已確認為費用並計入銷售成本的存貨成本約為人民幣466,080,000元（二零零五年：約人民幣465,461,000元）（附註26）。

本集團將就截至二零零六年十二月三十一日止年度轉回先前作出的存貨沖減約人民幣87,000元，並就截至二零零五年十二月三十一日止年度將存貨沖減約人民幣394,000元至可變現淨值（附註26）。

(b) **本公司**

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
原材料	**2,909**	2,846
產成品／持作轉售的商品	**287**	418
易耗品和供應品	**804**	851
	4,000	4,115

16 應收賬款及其他應收款

(a) 本集團

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
應收賬款	**67,188**	65,820
減：應收賬款減值準備	**(6,374)**	(9,760)
應收賬款淨額	**60,814**	56,060
應收關聯方款項（附註36(b)）	**102,125**	181,623
預付款和押金	**75,686**	46,621
出售物業、廠房及設備以及土地使用權應收款	**—**	1,774
第三方借款	**3,756**	12,214
出售附屬公司應收款（附註33(b)）	**55,748**	—
其他	**26,349**	30,770
減：其他應收款減值準備	**(5,726)**	(12,773)
其他應收款淨額	**257,938**	260,229
	318,752	316,289

本集團於酒店相關業務的大部分銷售均屬於零售銷售，概不給予信貸期，但向客人或旅行社進行銷售，則一般授出介乎30天至90天之間的信貸期。於各結算日的應收賬款賬齡分析如下：

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
三個月以內	**55,119**	52,123
三個月至一年	**5,986**	5,044
一年以上	**6,083**	8,653
	67,188	65,820

一年以上的應收賬款減值準備約人民幣4,854,000元（二零零五年：約人民幣7,619,000元）。

應收款減值準備的設立和用途已計入綜合利潤表中「管理費用」一項（附註26）。

應收賬款及其他應收款的賬面價值與其公允值相若。

(b) **本公司**

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
應收賬款	6,611	7,533
減：應收賬款減值準備	(222)	(246)
應收賬款淨額	6,389	7,287
應收關聯方款項（附註36(c)）	125,664	213,503
預付款和押金	3,518	1,250
出售附屬公司應收款	54,509	—
其他	1,696	1,273
減：其他應收款減值準備	(310)	(230)
其他應收款淨額	185,077	215,796
	191,466	223,083

於各結算日應收賬款賬齡分析如下：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
三個月以內	6,074	7,100
三個月至一年	399	256
一年以上	138	177
	6,611	7,533

應收賬款及其他應收款的賬面價值與其公允值相若。

17 其他按公允值於損益賬列賬的財務資產—本集團

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
上市基金	—	2,322

上述財務資產按其賬面價值分類如下：

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
持作買賣	—	2,322

按公允值於損益賬列賬的其他財務資產在綜合現金流量表於經營業務一節內呈列，作為營運資金變動的其中一環（附註33(a)）。

18 受限制現金—本集團

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
強制性儲備金存款	**78,679**	68,292

受限制現金是錦江國際集團財務有限責任公司（為附屬公司和非銀行融資公司）在中國大陸的中央銀行中國人民銀行存置的強制性儲備金存款。該等強制性儲備金存款的加權平均實際年利率為1.89%（二零零五年：1.89%）。

19 現金和銀行存款

(a) 本集團

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
銀行及庫存現金	735,893	725,016
銀行存款	2,827,852	156,321
	3,563,745	881,337
減： 十二個月後到期的長期銀行存款	(23,426)	(48,421)
十二個月內到期的長期銀行存款	(23,426)	—
現金及現金等價物	3,516,893	832,916
以外幣折算的現金和銀行存款		
一人民幣	717,552	792,627
一美元和港元	2,846,193	88,710
	3,563,745	881,337

(i) 短期銀行存款的加權平均實際年利率為3.85%(二零零五年：2.04%)，到期日介乎7天至360天。

(ii) 長期銀行存款的加權平均實際年利率為4.76%(二零零五年：4.76%)，到期日介乎1,080天至1,800天。

(b) 本公司

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
銀行及庫存現金	189,171	279,479
短期銀行存款	2,750,094	54,335
現金及現金等價物	2,939,265	333,814
以外幣折算的現金和銀行存款		
一人民幣	165,754	331,350
一美元和港元	2,773,511	2,464
	2,939,265	333,814

短期銀行存款的加權平均實際年利率是3.87%(二零零五年：1.86%)，到期日介乎7天至360天。

20 資本／股本 — 本集團與本公司

	註冊和繳入資本 人民幣千元	股本 數目 千股	股本 金額 人民幣千元
於二零零五年及二零零六年一月一日(i)	724,254	—	—
於變更後把以下權益轉換為股本(ii)			
一註冊和繳入資本	(724,254)	724,254	724,254
一儲備金	—	2,575,746	2,575,746
上市發行普通股(iii)	—	1,265,000	1,265,000
於二零零六年十二月三十一日	—	4,565,000	4,565,000

(i) 本公司於一九九五年六月十六日在中國大陸根據中國大陸公司法成立為國有獨資公司。本公司在註冊成立後的註冊和繳入資本為人民幣200,000,000元。根據一九九八年四月一日和一九九九年十月十日進行的一連串出資活動，本公司的註冊和繳入資本增加至約人民幣724,254,000元。

(ii) 二零零六年一月十一日，本公司將其截至二零零五年九月三十日的繳入資本約人民幣724,254,000元和儲備金約人民幣2,575,746,000元，轉換為3,300,000,000股每股面值人民幣1元的普通股，藉以變更為股份有限公司。

(iii) 於二零零六年十二月十四日及二零零六年十二月十八日，本公司通過在香港公開發售和國際配售，以每股2.20港元分別發行1,100,000,000股及165,000,000股每股面值人民幣1元的普通股。本公司發行這些新股淨收入為人民幣2,676,059,000元。

21 儲備金

(a) ***本集團***

	其他儲備金						
	資本公積(i)	法定和任意盈餘公積(ii)	法定公益金(iii)	合併儲備金(iv)	合計	(累計損失)／盈餘保存	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日	1,717,882	153,222	63,291	1,695,782	3,630,177	(1,199,238)	2,430,939
本年利潤	-	-				312,836	312,836
附屬公司權益合併影響(v)	-	-		(222,531)	(222,531)	(32,549)	(255,080)
本公司股東出資(vi)	435,171	-		-	435,171		435,171
向少數股東收購附屬公司權益(vii)	(3,844)	-		-	(3,844)		(3,844)
轉撥（附註21(b)(i)）	(1,001,232)	-			(1,001,232)	1,001,232	
利潤分配	-	22,077	10,835	-	32,912	(32,912)	
已宣派股息（附註32）		-		-		(146,140)	(146,140)
分配給本公司股東(viii)	(161,819)	-		-	(161,819)		(161,819)
於二零零五年十二月三十一日	986,158	175,299	74,126	1,473,251	2,708,834	(96,771)	2,612,063
本年利潤	-	-		-		334,908	334,908
附屬公司權益合併影響(v)	-	-		(26,378)	(26,378)		(26,378)
分配給少數股東(ix)	(95,705)	-			(95,705)		(95,705)
向少數股東收購附屬公司權益(vii)	(57,426)	-		-	(57,426)		(57,426)
於變更時把儲備金資本化為股本（附註20(ii)）	(477,681)	(41,455)	(24,446)	(2,032,164)	(2,575,746)		(2,575,746)
利潤分配	-	73,502		-	73,502	(73,502)	
已宣派股息（附註32）	-	-				(26,472)	(26,472)
上市發行普通股，扣除發行費用人民幣184,515,000元（附註20(iii)）	1,411,059	-			1,411,059		1,411,059
轉撥(iii)	-	49,680	(49,680)				
於二零零六年十二月三十一日	**1,766,405**	**257,026**		**(585,291)**	**1,438,140**	**138,163**	**1,576,303**

(i) 資本公積是股東出資超逾繳入股本或按超逾每股股份面值的價格發行股份所產生的溢價。

(ii) 根據中國大陸公司法及若干集團公司的公司章程，本公司及其在中國大陸的附屬公司必須轉撥其按中國大陸會計法規釐定的淨利潤10%往法定盈餘公積，直至該公積的總數達到本公司股本的50%；在轉撥法定盈餘公職後，本公司及其在中國大陸的附屬公司經相關股東批準，可從利潤中提取任意盈餘公職。

法定和任意盈餘公積的轉撥必須在向股東分配股息前作出。這些公積只可用作彌補以往年度的損失、擴充本公司生產或增加各公司資本。本公司及其在中國大陸的附屬公司可將其相應的法定盈餘公積轉撥為股本或繳入資本，但在上述轉撥後的法定盈餘公積餘額不得少於註冊資本的25%。

(iii) 於二零零六年一月一日以前，根據中國大陸公司法和彼等的公司章程，本公司及其在中國大陸的附屬公司必須轉撥按照中國大陸會計法規釐定的淨利潤5%至10%往法定公益金。由二零零六年一月起，根據新修訂的公司法，本公司及其附屬公司毋須作出此項轉撥，並將二零零五年十二月三十一日結存的法定公益金餘款轉往法定盈餘公積。

(iv) 合併儲備金誠如上文附註1所列，是對共同控制實體間進行交易形成的業務合併應用合併會計法所產生的影響淨額，包括(1)轉入公司計入／(扣除)合併儲備金的繳入資本以及被錦江國際收購前的盈餘滾存／(累計損失)，以及(2)本集團為取得此等公司權益所支付的對價和其他結算金，乃從合併儲備金扣除。

(v) 有關附屬公司權益合併的影響，詳情如下：

	合併儲備金 人民幣千元	盈餘滾存 人民幣千元	合計 人民幣千元
截至二零零五年十二月三十一日止年度			
錦江國際向若干轉入公司額外出資	142,490	—	142,490
本集團向錦江國際及其他受上海國資委共同控制的國有企業收購若干轉入公司及錦江酒店股份權益所付款項及應付款			
一對價	(175,934)	—	(175,934)
一立約日期與割轉控制權當日之間的淨資產變動	(189,087)	—	(189,087)
若干轉入公司向錦江國際派付股息	—	(32,549)	(32,549)
	(222,531)	(32,549)	(255,080)
截至二零零六年十二月三十一日止年度			
錦江國際附屬公司向轉入公司額外出資	59,055	—	59,055
本集團向錦江國際收購若干轉入公司權益所付款項及應付款			
一對價	(86,621)	—	(86,621)
一立約日期與割轉控制權當日之間的淨資產變動	1,188	—	1,188
	(26,378)	—	(26,378)

(vi) 本公司股東出資指截至二零零五年十二月三十一日止年度錦江國際向本集團劃轉其於共同控制實體(附註35(a))和聯營公司的權益。

(vii) 向少數股東權益收購附屬公司權益是(1)截至二零零五年及二零零六年十二月三十一日止年度，本集團向並不受上海國資委共同控制的少數股東收購於錦江酒店股份分別2.07%及2.44%的權益(附註1(b))，及(2)截至二零零六年十二月三十日止年度，本集團向其少數股東收購上海錦樂旅館有限公司48%的權益。

誠如上文附註2所闡釋，該等收購當作股東間的交易處理，因此，所支付對價超逾各自分佔淨資產的份額作為資本公積削減記賬。

(viii) 分配給本公司股東主要是截至二零零五年十二月三十一日止年度根據重組向錦江國際劃轉聯營公司的權益。

(ix) 分配給少數股東指截至二零零六年十二月三十一日止年度本集團向其他公眾股東饋贈錦江酒店股份4.85%的權益。如上文附註2所載，該項劃轉當作股東間的交易處理，因此，各自於所饋贈淨資產分享的份額作為資本公積削減記賬。

(b) 本公司

	其他儲備金				（累計損失）／	
		法定				
	資本公積	盈餘公積	法定公益金	合計	盈餘儲存	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日	541,759	24,262	15,850	581,871	(716,122)	(134,251)
本年利潤					36,301	36,301
本公司股東出資(ii)	2,812,590			2,812,590		2,812,590
利潤分配		22,043	10,819	32,862	(32,862)	
轉撥(i)	(1,001,232)			(1,001,232)	1,001,232	
已宣派股息（附註32					(146,140)	(146,140)
分配給本公司股東(ii)	(157,653)			(157,653)		(157,653)
於二零零五年十二月三十一日	2,195,464	46,305	26,669	2,268,438	142,409	2,410,847
本年利潤					207,253	207,253
已宣派股息（附註32					(26,472)	(26,472)
於[illegible]時把儲備[illegible] 資本（附註20(ii)	(2,509,845)	(41,455)	(24,446)	(2,575,746)		(2,575,746)
利潤分配		34,115		34,115	(34,115)	
發行普通股，扣除發行費用人民幣 184,515,000元（附註20(iii)	1,411,059			1,411,059		1,411,059
轉撥（附註21(a)(iii)		2,223	(2,223)			
於二零零六年十二月三十一日	**1,096,678**	**41,188**		**1,137,866**	**289,075**	**1,426,941**

(i) 根據中國大陸公司法和董事會於二零零五年九月三十日通過的決議案，本公司利用其資本公積約人民幣1,001,232,000元來抵銷其根據相關中國大陸會計原則和財務法規編製的財務報表中匯報的以前年度損失。

(ii) 分配給本公司股東／本公司股東投入指轉出公司／轉入公司、共同控制實體和聯營公司劃轉予／劃轉自錦江國際和其他附屬公司權益（附註1(a)）。

22 應付賬款及其他應付款

(a) 本集團

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應付賬款	**100,434**	91,722
購置物業、廠房及設備應付款	**96,356**	80,330
應付關聯方款項（附註36(b)）	**88,263**	165,765
應付工資和福利	**195,179**	153,110
其他應繳稅金	**52,772**	59,461
預提費用	**65,532**	8,271
客人及買方預收賬款	**100,526**	104,871
來自承租人及承建商之押金	**48,027**	41,468
其他	**45,796**	77,100
	792,885	782,098

於各結算日的應付賬款賬齡分析如下：

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
三個月以內	**93,002**	76,940
三個月至一年	**4,521**	6,117
一年以上	**2,911**	8,665
	100,434	91,722

(b) 本公司

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應付賬款	**2,378**	2,154
應付關聯方款項（附註36(c)）	**5,853**	74,738
應付工資和福利	**25,593**	11,028
其他應繳稅金	**2,563**	9,721
預提費用	**59,460**	1,814
客人預收賬款	**5,950**	6,146
其他	**3,375**	8,728
	105,172	114,329

於各結算日的應付賬款賬齡分析如下：

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
三個月以內	**2,092**	1,668
三個月至一年	**263**	31
一年以上	**23**	455
	2,378	2,154

23 借款

(a) ***本集團***

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
非流動負債中的借款：		
擔保銀行借款	**162,318**	113,093
信用銀行借款	**1,630,835**	965,059
	1,793,153	1,078,152
減：長期擔保銀行借款即期部分	**(20,390)**	(2,425)
長期信用銀行借款即期部分	**(500,000)**	(4,000)
	1,272,763	1,071,727
流動負債中的借款：		
擔保銀行借款	**19,333**	28,668
信用銀行借款	**156,500**	370,000
長期擔保銀行借款即期部分	**20,390**	2,425
長期信用銀行借款即期部分	**500,000**	4,000
	696,223	405,093

於二零零六年十二月三十一日，銀行借款約人民幣181,651,000元（二零零五年：約人民幣141,761,000元）是以本集團賬面淨值約人民幣319,563,000元（二零零五年：約人民幣340,859,000元）的物業、廠房及設備作抵押（附註7）。

銀行借款全由國有銀行提供（附註36(e)）。

(i) 本集團借款所承受的利率變動風險以及約定重新定價日期或到期日(以日期較早者為準)如下：

	六個月以內 人民幣千元	六個月至十二個月 人民幣千元	一年至五年 人民幣千元	五年以上 人民幣千元
非流動負債中的借款：				
於二零零六年十二月三十一日	—	—	1,232,763	40,000
於二零零五年十二月三十一日	—	—	1,041,727	30,000
流動負債中的借款：				
於二零零六年十二月三十一日	175,833	520,390	—	—
於二零零五年十二月三十一日	45,093	360,000	—	—

非流動負債中借款的到期日如下：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
一年至兩年	**371,928**	545,610
兩年至五年	**860,835**	496,117
五年以上	**40,000**	30,000
	1,272,763	1,071,727

(ii) 於各結算日的實際利率如下：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
人民幣	**5.2879%**	4.8245%
美元	**6.0901%**	4.5531%

(iii) 非流動銀行借款的賬面價值及公允值如下：

	賬面價值 人民幣千元	公允值 人民幣千元
於二零零六年十二月三十一日	1,272,763	1,239,076
於二零零五年十二月三十一日	1,071,727	1,059,192

非流動借款的公允值是採用折現現金流量法，按本集團於各結算日年期和特點大致相同的財務工具可享有的現行市場利率估算。

現有借款的賬面價值與其公允值相若。

(iv) 本集團借款的賬面價值以下列貨幣計值：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
人民幣	**1,925,408**	1,423,727
美元	**43,578**	53,093
	1,968,986	1,476,820

(b) 本公司

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
非流動負債中的借款：		
信用銀行借款	**620,000**	950,000
流動負債中的借款：		
信用銀行借款	**500,000**	320,000

(i) 本公司借款所承受的利率變動風險以及約定重新定價日期或到期日（以日期較早者為準）如下：

	六個月以內 人民幣千元	六個月至十二個月 人民幣千元	一至五年 人民幣千元	五年以上 人民幣千元
非流動負債中的借款：				
於二零零六年十二月三十一日	—	—	620,000	—
於二零零五年十二月三十一日	—	—	950,000	—
流動負債中的借款：				
於二零零六年十二月三十一日	—	500,000	—	—
於二零零五年十二月三十一日	—	320,000	—	—

非流動負債中借款的到期日如下：

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
一年至兩年	**320,000**	500,000
兩年至五年	**300,000**	450,000
	620,000	950,000

(ii) 於各結算日的實際利率如下：

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
人民幣	**5.2500%**	5.0220%

(iii) 非流動銀行借款的賬面價值及公允值如下：

	賬面價值 人民幣千元	公允值 人民幣千元
於二零零六年十二月三十一日	620,000	608,638
於二零零五年十二月三十一日	950,000	937,922

流動借款的賬面值與公允值相若。

24 其他收入

	截至十二月三十一日止年度	
	二零零六年 人民幣千元	二零零五年 人民幣千元
處置附屬公司的收益（附註33(b)）	**83,554**	3,122
非上市權益投資股息	**27,897**	28,223
處置土地使用權收益	**11,659**	22,167
補貼收入	**8,849**	3,007
利息收入	**8,715**	7,707
處置可供出售財務資產收益	**3,666**	—
出售按公允值於損益賬列賬的其他財務資產的收益	**289**	—
	144,629	64,226

25 其他費用

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
銀行手續費	**25,616**	24,256
處置物業、廠房及設備損失	**12,307**	9,888
	37,923	34,144

26 按性質分類的費用

計入銷售成本、銷售及營銷費用和管理費用的費用分析如下：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
出售存貨成本（附註15）	**466,080**	465,461
僱員福利費用（附註27）	**834,647**	737,556
能源及物料消耗	**300,637**	261,254
營業稅、房產稅及其他稅費附加	**202,298**	188,271
經營租賃		
一 機器	**1,487**	920
一 土地和建築物	**51,740**	48,039
	53,227	48,959
核數師酬金	**6,674**	3,393
物業、廠房及設備折舊（附註7）	**340,824**	308,885
土地使用權攤銷（附註8）	**24,967**	16,061
無形資產攤銷（附註9）	**619**	524
維修和維護	**45,657**	61,781
物業、廠房及設備計提／（轉回）的減值準備（附註7）	**9,906**	(1,013)
可供出售財務資產計提的減值準備（附註13）	**—**	3,230
存貨（轉回沖減）／沖減（附註15）	**(87)**	394
應收賬款及其他應收款計提的減值準備	**2,190**	3,348

27 僱員福利費用

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
工資和薪金	**536,540**	474,973
退休金和住房公積金	**122,729**	94,658
福利費和其他費用	**175,378**	167,925
	834,647	737,556
僱員數目	**17,283**	16,307

(a) 退休福利和住房公積金計劃

本集團職工參與多項由有關縣市政府營辦的退休金計劃，而本集團據此須負責每月按職工薪金和工資的比例作出定額供款，但其供款設有上限。職工也有權參與政府營辦的各項住房公積金，本集團每月須向這些基金供款。

除上述付款外，本集團對退休福利或住房公積金概無任何其他責任。

(b) 董事、監事及高級管理人員酬金

各董事及監事截至二零零六年十二月三十一日止年度酬金，按名列載如下：

姓名	工資和補貼 人民幣千元	酌情花紅 人民幣千元	退休計劃供款 人民幣千元	合計 人民幣千元
董事				
俞敏亮先生	—	—	—	—
沈懋興先生	—	—	—	—
陳文君女士	—	—	—	—
陳禮明先生(iv)	—	—	—	—
張寶華先生(i)	—	—	—	—
楊衛民先生	192	188	27	407
陳灝先生	186	174	27	387
袁公耀先生(ii)	132	93	19	244
徐祖榮先生(v)	12	—	2	14
韓敏先生(v)	12	—	2	14
康鳴先生(v)	9	—	2	11
季崗先生(vi)	—	—	—	—
夏大慰先生(vi)	—	—	—	—
孫大建先生(vi)	—	—	—	—
芮明傑先生(vi)	—	—	—	—
楊孟華先生(vi)	—	—	—	—
屠啟宇先生(vi)	—	—	—	—
沈成相先生(vi)	—	—	—	—
李松坡先生(vi)	—	—	—	—
	543	455	79	1,077
監事				
王國興先生	—	—	—	—
黎敏幼女士(i)	—	—	—	—
王豐琦先生(i)	46	7	4	57
王行澤先生(ii)	132	93	19	244
馬名駒先生(iii)	—	—	—	—
陳君瑾女士(ii)	78	42	17	137
蔣平女士(ii)	—	—	—	—
周啟全先生(ii)	—	—	—	—
	256	142	40	438
	799	597	119	1,515

(i) 於二零零六年四月八日辭任。

(ii) 於二零零六年四月八日委任

(iii) 於二零零六年四月八日辭任董事，並改任監事。

(iv) 於二零零六年十一月十九日辭任。

(v) 於二零零六年十一月十九日委任。

(vi) 於二零零六年十一月二十日委任

各董事及監事截至二零零五年十二月三十一日止年度酬金，按名列載如下：

姓名	工資和補貼 人民幣千元	酌情花紅 人民幣千元	退休計劃供款 人民幣千元	合計 人民幣千元
董事				
俞敏亮先生(i)	—	—	—	—
沈忠興先生(i)	—	—	—	—
陳文君女士(i)	—	—	—	—
陳禮明先生(i)	—	—	—	—
馬名駒先生(i)	—	—	—	—
張寶華先生(i)	—	—	—	—
楊衛民先生(i)	161	36	10	207
陳灝先生(i)	149	20	10	179
	310	56	20	386
監事				
王國興先生(i)	—	—	—	—
黎敏幼女士(i)	—	—	—	—
王豐琦先生(i)	114	32	11	157
	114	32	11	157
	424	88	31	543

(i) 於二零零五年六月二十五日委任

酬金範圍如下：

	截至十二月三十一日止年度 二零零六年 數目	 二零零五年 數目
零至人民幣1,005,000元（相等於1,000,000港元）	**27**	11

(c) 五位最高薪人士

截至二零零六年十二月三十一日止年度，本集團五位最高薪人士並不包括本公司任何董事。截至二零零六年十二月三十一日止年度，支付給該等人士的酬金如下：

	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
工資和補貼	**8,466**	3,314
酌情花紅	**671**	552
退休計劃供款	**136**	190
	9,273	4,056

酬金範圍如下：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	數目	數目
零至人民幣1,005,000元（相等於1,000,000港元）	—	4
人民幣1,005,000元至人民幣1,507,000元（相等於1,500,000港元）	—	1
人民幣1,507,000元至人民幣2,009,000元（相等於2,000,000港元）	**4**	—
人民幣2,009,000元至人民幣2,512,000元（相等於2,500,000港元）	**1**	—
	5	5

(d) 截至二零零六年十二月三十一日止年度，本集團董事、監事、高級管理人員或五位最高薪人士，概無放棄任何酬金，本集團亦未向任何董事、監事、高級管理人員或五位最高薪人士支付任何酬金，以吸引其加入本集團、或作為入職獎勵、或作為離職補償。

28 融資成本

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
利息費用		
—須於五年內全數償還的銀行借款	**93,804**	37,186
—須於五年內全數償還的其他借款	—	1,463
	93,804	38,649
減：於物業、廠房和設備資本化款額（附註7）	**(9,223)**	(1,421)
	84,581	37,228

29 所得稅費用

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
中國大陸即期所得稅(「企業所得稅」)	**155,200**	160,575
香港利得稅	**86**	220
遞延所得稅(附註14)	**(5,191)**	7,535
	150,095	168,330

除下文所述外,中國大陸企業所得稅準備是按照截至二零零六年十二月三十一日止年度本集團在中國大陸營運的各家公司根據中國大陸有關所得稅稅規和稅法釐定的應課稅收入,按照法定所得稅稅率33%計提。

截至二零零五年十二月三十一日止年度,本公司須按33%法定所得稅稅率徵稅。本公司於二零零六年一月十九日把稅務註冊地轉移到上海市浦東新區後,獲准自二零零六年一月一日起按優惠所得稅稅率15%徵稅。

截至二零零六年十二月三十一日止年度,錦江酒店股份、上海錦江國際旅館投資有限公司、上海新亞大家樂有限公司、錦江國際酒店管理有限公司、上海錦花旅館有限公司和上海錦江湯臣大酒店有限公司是在上海市浦東新區註冊,因此獲准按優惠所得稅稅率15%徵稅(二零零五年:15%)。

於截至二零零六年十二月三十一日止年度,香港利得稅按照本集團的香港附屬公司的估計應課稅利潤,按稅率17.5%計提準備(二零零五年:17.5%)。

本集團就稅前利潤應繳的稅項,有別於採用中國大陸稅率33%計算得出的理論數額,原因如下:

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
所得稅前利潤	**595,774**	582,484
按稅率33%計算	**196,605**	192,220
稅率差異影響	**(14,666)**	(9,237)
免稅收入	**(9,439)**	(9,197)
不得稅前抵扣的費用	**3,565**	4,519
未確認遞延所得稅資產的稅損	**10,479**	13,163
動用以前年度未確認的稅損	**(8,695)**	(4,548)
佔聯營公司利潤的影響	**(27,754)**	(18,590)
所得稅費用	**150,095**	168,330

中國於年結日後頒佈新的中國企業所得稅法(附註38(b))。

30 本公司股東應佔利潤

本公司股東應佔利潤已在本公司的財務報表中處理，並約以人民幣207,253,000元為限。（二零零五年：約人民幣36,301,000元）。

31 每股盈利

每股基本盈利的計算方法為：將本公司股東應佔利潤除以調整的年內已發行普通股加權平均數猶如於二零零六年一月十一日本公司變更為股份有限公司時所發行的3,300,000,000股普通股自二零零五年一月一日起一直發行在外。

	截至十二月三十一日止年度	
	二零零六年 人民幣千元	二零零五年 人民幣千元
本公司股東應佔利潤	**334,908**	312,836
已發行普通股加權平均數（千股）	**3,360,575**	3,300,000
每股基本盈利（每股人民幣分）	**9.97**	9.48

由於並無證券具有潛在攤薄作用，故此每股基本與攤薄盈利並無差別。

32 股息

二零零六年已付股息為人民幣172,612,000元（二零零五年：無），包括二零零五年宣派的股息人民幣146,140,000元及二零零六年宣派的股息人民幣26,472,000元。鑒於股息率和可收取股息的股份數目等信息並無意義，因此並無呈列這些信息。

二零零七年四月二十日董事會建議派發截至二零零六年十二月三十一日止年度支付股息每股人民幣2.60分，即股息總額人民幣118,690,000元。本財務報表並無反映這項應付股息。

	截至十二月三十一日止年度	
	二零零六年 人民幣千元	二零零五年 人民幣千元
已宣派股息	**26,472**	146,140
擬派末期股息	**118,690**	—
	145,162	146,140

33 綜合現金流量表附註

(a) 本年利潤與業務所得現金對賬如下：

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
本年利潤		**445,679**	414,154
經以下各項調整：			
－所得稅費用	29	**150,095**	168,330
－物業、廠房和設備折舊	26	**340,824**	308,885
－土地使用權攤銷	26	**24,967**	16,061
－無形資產攤銷	26	**619**	524
－處置物業、廠房和設備損失	25	**12,307**	9,888
－處置土地使用權收益	24	**(11,659)**	(22,167)
－物業、廠房及設備計提／（轉回）的減值準備	26	**9,906**	(1,013)
－應收賬款及其他應收款計提的減值準備	26	**2,190**	3,348
－（轉回沖減）／沖減存貨至可變現淨值	26	**(87)**	394
－處置一家附屬公司投資收益	24	**(83,554)**	(3,122)
－可供出售財務資產的減值準備	26	**—**	3,230
－利息收入	24	**(8,715)**	(7,707)
－利息費用	28	**84,581**	37,228
－分享聯營公司經營成果	12	**(83,949)**	(56,333)
－處置可供出售財務資產收益	24	**(3,666)**	—
－股息收入	24	**(27,897)**	(28,223)
營運資金變動：			
－受限制銀行存款	18	**(10,387)**	30,101
－存貨		**715**	2,367
－應收賬款及其他應收款		**(54,911)**	360,598
－按公允值於損益賬列賬的其他財務資產	17	**2,322**	3,730
－應付賬款及其他應付款		**17,120**	(171,895)
經營業務所得現金		**806,500**	1,068,378

(b) 處置一家附屬公司

二零零六年十一月，本集團向一第三方公司出售上海九龍賓館有限責任公司(「九龍賓館」) 45%股權，對價約人民幣114,748,000元。出售前，九龍賓館為本集團全資擁有的附屬公司，出售後則成為共同控制實體。

處置詳情如下：

	人民幣千元
於二零零六年十二月三十一日前收到現金的對價	59,000
於二零零七年一月收到現金的對價(附註16)	55,748
對價	114,748
減：應佔已處置資產淨值	(31,194)
處置收益	83,554

於處置日九龍賓館45%的資產負債列載如下：

	人民幣千元
現金及現金等價物	1,643
物業、廠房及設備(附註7)	51,070
土地使用權(附註8)	1,806
存貨	744
應收賬款及其他應收款	992
遞延所得稅負債(附註14)	(585)
借款，即期	(21,375)
應付賬款及其他應付款	(3,101)
應佔已處置資產淨值	31,194
處置所得現金	59,000
已處置現金及現金等價物	(1,643)
處置現金流入	57,357

(c) 一家共同控制實體變更為一家聯營公司

本集團擁有上海新亞大家樂餐飲有限公司(「新亞大家樂」)50%的股權，原與其他投資方共同控制上海新亞大家樂餐飲有限公司，並採用比例合併法將其納入合併範圍，至二零零六年六月三十日為止。於二零零六年七月一日，投資方修訂了上海新亞大家樂餐飲有限公司的公司章程，自當日起上海新亞大家樂餐飲有限公司不再受本集團與另一投資方共同控制，故不再將其納入本集團合併範圍。

於二零零六年六月三十日新亞大家樂50%的資產負債列載如下：

	人民幣千元
現金及現金等價物	8,255
物業、廠房及設備(附註7)	21,811
無形資產(附註9)	375
存貨	1,599
應收賬款及其他應收款	2,926
應付賬款及其他應付款	(12,497)
應佔資產淨值轉為聯營公司投資	22,469
轉出現金及現金等價物	(8,255)

34 承擔

(a) 資本承擔

於二零零六年十二月三十一日尚未招致的資本開支如下：

(i) 本集團

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
購置物業、廠房及設備 —已訂立合同但未計提準備	**321,668**	82,367

(ii) 本公司

	於十二月三十一日 二零零六年 人民幣千元	 二零零五年 人民幣千元
購置物業、廠房及設備 —已訂立合同但未計提準備	**8,367**	915

(b) ***經營租賃承擔***

本集團根據不可撤銷經營租賃租用物業、辦公室和機器。於截至二零零六年十二月三十一日止年度在綜合利潤表支銷的租賃費用在附註26披露。

與不同出租人商定的租期介乎一年至二十年不等，並附有續約權、增價條款及分租限制。若干物業的租賃付款乃根據最低保證租金或按收入水平計算的租金兩者中孰高者計算，下文的承擔則採用最低保證租金計算。

未來根據不可撤銷經營租賃支付的最低總租金如下：

(i) *本集團*

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
一年以內	**77,378**	58,076
一年至五年	**316,523**	315,816
五年以上	**972,465**	535,494
	1,366,366	909,386

(ii) *本公司*

	於十二月三十一日	
	二零零六年 人民幣千元	二零零五年 人民幣千元
一年以內	**788**	480
一年至五年	**468**	440
	1,256	920

35 除共同控制業務合併以外的業務合併—本集團

截至二零零五年及二零零六年十二月三十一日止年度，本集團向錦江國際及其附屬公司(本集團除外)轉讓或收購本集團現有共同控制實體的若干股權。此等共同控制實體股權轉讓以收購會計法入賬，詳情如下：

(a) 二零零五年三月十一日，轉讓北京崑崙有限公司35%股權及上海華亭賓館有限公司50%股權，作為錦江國際出資額處理：

	公允值 人民幣千元	分享被收購公司的賬面價值 人民幣千元
現金及現金等價物	**58,542**	58,542
物業、廠房及設備(附註7)	**429,683**	231,796
無形資產(附註9)	**402**	402
聯營公司投資	**345**	345
可供出售財務資產(附註13)	**3,868**	3,868
存貨	**4,589**	4,589
應收賬款及其他應收款	**60,545**	60,545
遞延所得稅負債(附註14)	**(84,785)**	(19,482)
借款，即期	**(15,750)**	(15,750)
應付賬款及其他應付款	**(26,906)**	(26,906)
應付股息	**(10,868)**	(10,868)
應付所得稅	**(2,099)**	(2,099)
分享淨資產	**417,566**	284,982
錦江國際出資	**417,566**	
收購現金流入	**58,542**	

(b) 二零零六年三月三十一日，本公司向錦江國際的附屬公司收購上海新苑賓館57%權益：

	公允值 人民幣千元	分享被收購公司的賬面價值 人民幣千元
現金及現金等價物	**4,422**	4,422
物業、廠房及設備(附註7)	**15,295**	15,295
可供出售財務資產(附註13)	**140**	140
存貨	**260**	260
應收賬款及其他應收款	**1,438**	1,438
遞延所得稅負債(附註14)	**(922)**	(922)
借款，即期	**(11,970)**	(11,970)
應付賬款及其他應付款	**(5,331)**	(5,331)
應付所得稅	**(597)**	(597)
分享淨資產	**2,735**	2,735
總購買對價	**2,735**	
以現金結清的購買對價	**(2,735)**	
已收購現金及現金等價物	**4,422**	
收購現金流入	**1,687**	

(c) 二零零六年四月三十日，本公司從錦江國際的附屬公司劃轉北京崑崙飯店有限公司12.5%權益：

	公允值 人民幣千元	分享被收購公司的賬面價值 人民幣千元
現金及現金等價物	6,217	6,217
物業、廠房及設備（附註7）	67,908	39,129
無形資產（附註9）	54	54
聯營公司投資	135	135
可供出售財務資產（附註13）	1,381	1,381
存貨	1,088	1,088
應收賬款及其他應收款	8,616	8,616
遞延所得稅負債（附註14）	(14,008)	(4,511)
借款，即期	(7,500)	(7,500)
應付賬款及其他應付款	(3,730)	(3,730)
應付所得稅	(1,106)	(1,106)
分享淨資產	59,055	39,773
總購買對價	59,055	
以現金結清的購買對價	–	
以收購現金及現金等價物	6,217	
收購現金流入	6,217	

36 重大關聯方交易

(a) 關聯方交易—本集團

除了重組及在綜合財務資料中披露的關聯方交易外，本集團於截至二零零六年十二月三十一日止年度的重大關聯方交易如下：

持續進行:

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
與錦江國際之間的交易		
—提供酒店服務	**2,505**	4,169
—提供培訓服務	**1,166**	16
—酒店供應品銷售	**270**	157
	3,941	4,342
—已付租金費用	**3,208**	5,048
與錦江國際附屬公司之間的交易		
—提供酒店服務	**22,281**	11,436
—已收租金收入	**847**	842
—提供其他服務	**3,407**	1,065
	26,535	13,343
—採購食品及飲料	**6,325**	6,224
—已付租金費用	**1,912**	815
—獲得洗衣服務	**4,426**	4,785
—獲得其他服務	**4,001**	4,114
	16,664	15,938
與本集團共同控制實體之間的交易		
—已收利息收入	**2,031**	971
—酒店供應品銷售	**6,456**	4,071
—已收管理費	**4,608**	3,069
	13,095	8,111
—已付利息費用	**844**	638

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
與本集團聯營公司之間的交易		
一已收租金收入	**4,190**	3,486
一已收利息收入	**3,827**	3,377
一已收管理費	**1,393**	1,331
一酒店供應品銷售	**3,887**	—
	13,297	8,194
一採購食品及飲料	**16,749**	19,600
一已付利息費用	**328**	67
	17,077	19,667
與有共同董事的公司之間的交易		
一已收管理費	**821**	1,677
一酒店供應品銷售	**1,892**	3,847
	2,713	5,524
一採購食品及飲料	**6,026**	5,715

非持續進行：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
與錦江國際之間的交易		
一已收利息收入	—	2,529
一已付利息費用	—	2,024
與錦江國際附屬公司之間的交易		
一已收利息收入	—	10,157
一已付利息費用	—	1,058
與有共同董事的公司之間的交易		
一已付利息費用	**11**	512

(b) 應收／應付關聯方款項－本集團

	於十二月三十一日 二零零六年 人民幣千元	二零零五年 人民幣千元
應收關聯方款項（附註16(a)）		
－錦江國際	**3,806**	8,048
－錦江國際附屬公司	**6,923**	2,267
－本集團共同控制實體(i)	**31,599**	42,812
－本集團聯營公司(ii)	**59,176**	128,040
－有共同董事的公司	**621**	456
	102,125	181,623
應付關聯方款項（附註22(a)）		
－錦江國際	**(9,442)**	(41,813)
－錦江國際附屬公司	**(1,239)**	(2,009)
－本集團共同控制實體(iii)	**(63,203)**	(64,507)
－本集團聯營公司(iv)	**(13,695)**	(13,950)
－有共同董事的公司(v)	**(684)**	(5,004)
－向國有企業購入酒店物業（附註36(e)）	**—**	(10,000)
－上海國資委所控制的其他國有企業（附註36(e)）	**—**	(28,482)
	(88,263)	(165,765)

(i) 於二零零六年十二月三十一日之餘額包括給予共同控制實體的信用貸款為數人民幣31,265,000元（二零零五年：人民幣42,500,000元），實際年利率為5.37%（二零零五年：5.28%）。

(ii) 於二零零六年十二月三十一日之餘額包括給予聯營公司的信用貸款為數人民幣18,000,000元（二零零五年：人民幣50,000,000元），實際年利率為5.81%（二零零五年：5.13%），以及於二零零六年十二月三十一日給予聯營公司的擔保貸款為數人民幣24,000,000元（二零零五年：人民幣37,750,000元），實際年利率為5.88%（二零零五年：5.58%），由一第三方公司擔保，或由該等聯營公司或第三方物業作抵押。

(iii) 於二零零六年十二月三十一日之餘額包括來自共同控制實體的存款為數人民幣62,667,000元（二零零五年：人民幣64,498,000元），年利率為0.72%（二零零五年：0.72%）。

(iv) 於二零零六年十二月三十一日之餘額包括來自聯營公司的存款為數人民幣12,309,000元（二零零五年：人民幣13,838,000元），年利率為0.72%（二零零五年：0.72%）。

(v) 於二零零五年十二月三十一日之餘額來自有共同董事公司的存款，年利率為0.72%。

除上文已披露者外，與關聯方之間的餘額均無抵押及免息。

(c) ***應收／應付關聯方款項－本公司***

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應收關聯方款項（附註16(b)）		
－錦江國際	**3,482**	2,176
－錦江國際附屬公司	**1,955**	66
－本集團附屬公司	**88,216**	171,106
－本集團共同控制實體	**18,446**	31,699
－本集團聯營公司	**13,513**	8,456
－有共同董事的公司	**52**	－
	125,664	213,503
應付關聯方款項（附註22(b)）		
－錦江國際	**(1,258)**	(22,930)
－本集團附屬公司	**(4,595)**	－－
－本集團共同控制實體	**—**	(23,326)
－上海國資委所控制的其他國有企業	**—**	(28,482)
	(5,853)	(74,738)

上述所有結餘均無抵押及免息。

(d) ***主要管理層酬金***

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
工資和補貼	**2,009**	1,087
酌情花紅	**861**	265
退休計劃供款	**158**	94
	3,028	1,446

(e) 其他國有企業的額外財務資料

本公司由錦江國際控制，錦江國際由中國大陸政府最終控制，而中國大陸大部分生產性資產與實體皆由中國大陸政府控制。根據香港會計準則第24號「關聯方披露」，國有企業及其附屬公司（不含錦江國際和同系附屬公司）也界定為本公司的關聯方（「其他國有企業」）。

在酒店相關業務中，本集團很可能與其他國有企業內從事公司業務的職工進行廣泛交易，也可能會與管理人員以至他們的近親進行交易。這些交易所依據的條款與所有客人貫徹一致，並以現金為基礎進行。鑒於本集團在酒店業務上進行的零售交易數目龐大，恰恰皆是，本集團無法確切披露這些交易的總額。因此，下文所披露的信息並不包括同這些關聯方進行的零售銷售。管理層認為，已充分披露有關關聯方餘額和交易的有用信息。

(i) 與其他國有企業之間的重大交易餘額概要

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
從國有銀行所得利息收入	**7,097**	3,529
向國有銀行支付利息費用	**93,804**	37,186
向國有企業購入酒店物業	**—**	150,000

(ii) 與其他國有企業餘額

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
國有銀行的銀行存款(1)	**3,495,697**	790,415
國有銀行的銀行借款（附註23）	**(1,968,986)**	(1,476,820)
購置酒店物業應付一家國有企業款項	**—**	(10,000)
應付上海國資委所控制的其他國有企業款項(2)	**—**	(28,482)

(1) 上述存款中到期日由7天至360天的銀行存款加權平均實際年利率為3.85%（二零零五年：2.04%）。

(2) 該筆款項是本集團於二零零五年十二月向上海國資委所控制的其他國有企業收購設備而需支付的按8.07%增值的未償債餘額。

37 主要附屬公司、共同控制實體及聯營公司的詳情

於二零零六年十二月三十一日，本公司直接和間接擁有以下附屬公司、共同控制實體和聯營公司的權益：

公司名稱	註冊成立國家和日期	已發行／註冊和繳入資本 人民幣千元	應佔權益 直接	應佔權益 間接	主營業務和營運地點	法律實體類別
(a) 附屬公司						
上海錦江飯店有限公司	中國大陸，一九八二年五月三十日	181,920	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海錦江國際飯店有限公司	中國大陸，一九七九年十二月二十一日	91,583	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海龍柏飯店有限公司	中國大陸，一九八四年一月二十八日	29,182	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海錦江金門大酒店有限公司	中國大陸，一九七九年十二月二十一日	40,649	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海錦江青年會賓館有限公司	中國大陸，一九八四年十月二十六日	6,000	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海虹橋賓館有限公司	中國大陸，一九八八年二月九日	11,951	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海銀河賓館有限公司	中國大陸，一九九零年八月二十二日	9,885	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海南華亭酒店有限公司	中國大陸，二零零二年七月十五日	26,099	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海市上海賓館有限公司	中國大陸，九九 年八月二十一日	134,886	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海金沙江大酒店有限公司	中國大陸，二零零 年 月二十二日	35,000	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海白玉蘭賓館有限公司	中國大陸，一九九八年一月二十五日	5,055	99.0%	1.0%	在中國大陸上海市擁有和經營經濟型酒店	有限責任公司

公司名稱	註冊成立國家和日期	已發行／註冊和繳入資本人民幣千元	應佔權益直接	應佔權益間接	主營業務和營運地點	法律實體類別
(a) 附屬公司(續)						
上海錦江達華賓館有限公司	中國大陸，一九八二年二月十八日	20,704	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海新亞廣場長城酒店有限公司	中國大陸，一九九四年四月二十六日	120,000	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海和平飯店有限公司	中國大陸，一九九八年十一月十一日	145,460	99.0%	1.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海臨青賓館有限公司	中國大陸，一九九九年十一月十八日	16,600	–	86.0%	在中國大陸上海市擁有和經營經濟型酒店	有限責任公司
昆明錦江大酒店有限公司	中國大陸，一九八五年十二月七日	8,000美元	75.0%	24.8%	在中國大陸昆明擁有和經營酒店	有限責任公司
錦江國際集團財務有限責任公司	中國大陸，一九九七年十月十六日	300,000	90.0%	10.0%	中國大陸上海市的財資及融資服務	有限責任公司
錦江之星旅館有限公司	中國大陸，一九九六年五月十七日	179,712	71.2%	10.0%	在中國大陸上海市擁有、經營和特許經營經濟型酒店	有限責任公司
上海錦江國際旅館投資有限公司	中國大陸，二零零四年十二月二十日	300,000	80.0%	10.0%	在中國大陸上海市擁有、經營和經濟型酒店	有限責任公司
武漢錦江國際大酒店有限公司	中國大陸，二零零四年十一月二十二日	180,000	50.0%	25.0%	在中國大陸武漢市擁有和經營酒店	有限責任公司
上海錦江國際酒店發展股份有限公司(i)	中國大陸，一九九一年六月九日	603,241	50.1%	–	在中國大陸上海市擁有和經營酒店和飯店	股份有限公司

公司名稱	註冊成立國家和日期	已發行／註冊和繳入資本 人民幣千元	應佔權益 直接	應佔權益 間接	主營業務和營運地點	法律實體類別
(a) 附屬公司(續)						
上海新亞食品廠	中國大陸，一九九六年十一月一日	11,763	—	50.1%	在中國大陸上海市從事食品製造	有限責任公司
錦江國際酒店管理有限公司	中國大陸，一九九二年十二月一日	100,000	—	50.1%	在中國大陸上海市從事星級酒店管理	有限責任公司
上海錦江國際旅館投資管理有限公司	中國大陸，一九九二年十二月一日	149,930	—	50.1%	在中國大陸上海市投資和經營飯店	有限責任公司
上海錦亞旅館有限公司	中國大陸，一九九二年十二月一日	18,000	—	51.6%	在中國大陸上海市擁有和經營經濟型酒店	有限責任公司
天津錦江之星旅館有限公司	中國大陸，二零零[illegible]年七月一日	40,000	—	70.0%	在中國大陸天津市擁有和經營經濟型酒店	有限責任公司
青島錦江之星旅館有限公司	中國大陸，二零零五年三月二十一日	20,000	—	70.0%	在中國大陸青島市擁有和經營經濟型酒店	有限責任公司
北京錦江之星旅館投資管理有限公司	中國大陸，二零零[illegible]年七月二十二日	28,000	—	81.2%	在中國大陸北京市擁有和經營經濟型酒店	有限責任公司
西安錦江之星旅館有限公司	中國大陸，二零零五年六月二十四日	20,000	—	89.9%	在中國大陸青島市擁有和經營經濟型酒店	有限責任公司
鄭州錦江之星旅館有限公司	中國大陸，二零零五年七月五日	20,000	—	89.1%	在中國大陸青島市擁有和經營經濟型酒店	有限責任公司
上海錦閔旅館有限公司	中國大陸，二零零五年七月五日	40,000	—	89.1%	在中國大陸上海市擁有和經營經濟型酒店	有限責任公司
上海錦江國際酒店集團(香港)有限公司	香港，二零零零年二月十四日	70,736港元	98.6%	0.7%	在香港經營旅館預訂	有限責任公司

公司名稱	註冊成立國家和日期	已發行／註冊和繳入資本 人民幣千元	應佔權益 直接	應佔權益 間接	主營業務和營運地點	法律實體類別
(b) 共同控制實體						
上海華亭賓館有限公司	中國大陸，一九八五年九月十九日	120,000	50.0%	—	在中國大陸上海市擁有和經營酒店	有限責任公司
北京昆侖飯店有限公司	中國大陸，一九八八年五月二十四日	34,167美元	35.0%	12.4%	在中國大陸北京市擁有和經營酒店	有限責任公司
上海錦江湯臣大酒店有限公司	中國大陸，一九九三年七月十日	24,340美元	—	25.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海錦江德爾互動有限公司	中國大陸，二零零五年十月三十一日	3,000美元	—	25.0%	在中國大陸上海市從事軟件開發和相關服務	有限責任公司
上海九龍賓館有限公司(ii)	中國大陸，一九九七年一月八日	160,000	55.0%	—	在中國大陸上海市擁有和經營酒店	有限責任公司
上海建國賓館有限公司	中國大陸，一九八六年十月三十日	80,000	—	32.5%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海海侖賓館有限公司	中國大陸，一九八五年十一月二十二日	62,626	—	33.4%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海新苑賓館	中國大陸，一九八四年十一月二十六日	13,975	57.0%	—	在中國大陸上海市擁有和經營酒店	有限責任公司

公司名稱	註冊成立國家和日期	已發行／註冊和繳入資本 人民幣千元	應佔權益 直接	應佔權益 間接	主營業務和營運地點	法律實體類別
(c) 聯營公司						
成都錦和物業發展有限公司	中國大陸，一九九三年八月十二日	18,000	30.0%	—	在中國大陸成都市擁有和經營酒店	有限責任公司
無錫錦江大酒店有限公司	中國大陸，一九九四年十二月十六日	67,570	25.0%	—	在中國大陸無錫市擁有和經營酒店	有限責任公司
上海揚子江大酒店有限公司	中國大陸，一九八五年二月四日	53,000美元	—	20.0%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海肯德基有限公司	中國大陸，一九八九年五月五日	27,010美元	—	24.5%	在中國大陸上海市經營快餐業務	有限責任公司
上海新亞富麗華餐飲股份有限公司	中國大陸，一九九二年六月二十五日	35,000	—	20.5%	在中國大陸上海市經營飯店	有限責任公司
上海吉野家快餐有限公司	中國大陸，二零零二年六月三日	4,800美元	—	20.0%	在中國大陸上海市經營快餐業務	有限責任公司
錦江摩可婚慶禮儀服務有限公司	中國大陸，二零零五年二月二十八日	3,000美元	—	20.0%	在中國大陸上海市提供婚宴服務	有限責任公司
上海中亞飯店	中國大陸，一九九零年三月十二日	1,800	—	22.5%	在中國大陸上海市擁有和經營酒店	有限責任公司
上海新亞大家樂餐飲有限公司(iii)	中國大陸，一九九七年十二月十二日	68,670	—	25.0%	在中國大陸上海市經營快餐業務	有限責任公司
江蘇錦江南京飯店有限公司	中國大陸，一九八二年十月十二日	34,640	40%	—	在中國大陸南京市擁有和經營酒店	有限責任公司

(i) 該公司於二零零七年三月十五日發表公佈，披露股東限售流通股比例變更事宜。由於部分股東以總對價償還，本公司持有於該公司的股權比例由50.05%增至50.31%。

(ii) 該公司於二零零六年十一月部分出售前列為附屬公司，出售後成為共同控制實體。

(iii) 該公司於二零零六年六月三十日前列為共同控制實體，其後成為聯營公司

38 結算日後事項

(a) 長江證券有限責任公司被石家莊煉油化工股份有限公司吸收合併

根據石家莊煉油化工股份有限公司(「石煉化」，一家於深圳證券交易所上市的公司)二零零七年一月二十三日董事會決議公告，石煉化提議吸收合併長江證券有限責任公司(「長江證券」)。

本集團原對長江證券的持股數量和比例為150,000,000股和7.5%。本次吸收合併提案前，本集團已預留所持7,500,000股長江證券股權用於實施長江證券員工的股權激勵計劃。該股權激勵計劃尚需主管部門批准後方可實施。

根據該吸收合併提案，本集團剩餘持有的142,500,000股長江證券股權將變為持有吸收合併後石煉化的股份102,637,789股，佔其總股本的6.13%。同時，作為該吸收合併提案的一部分，本集團與長江證券其他現有股東一起承諾向石煉化流通股A股股東支付一定數量的石煉化股份，用以實施其股權分置改革。在該股權分置改革完成後，本集團最終對石煉化的持股數量將為100,637,463股，佔其總股本的6.01%。

該吸收合併尚須獲得國家相關主管部門的批准或核准後方可實施。截至本報告日，本次交易尚未開始實施。

(b) 新中國企業所得稅法的影響

全國人民代表大會於二零零七年三月十六日通過了《中華人民共和國企業所得稅法》(「新所得稅法」)。將於二零零八年一月一日起施行的新所得稅法將內資企業標準所得稅率由33%調低至25%，同時涉及適用稅率、具體的稅收優惠政策、稅收優惠政策的過渡辦法和應納稅所得額的計算。截至本財務報表批准報出日，國務院尚未頒布新所得稅法關於上述條款的具體實施辦法，因此，本集團尚無法合理估計新所得稅法的實施對本集團截至二零零六年十二月三十一日遞延所得稅資產和遞延所得稅負債的賬面餘額產生的影響。本集團將在上述具體辦法及其他相關規定頒布後，進一步評價新所得稅的影響。

END